    As filed with the Securities and Exchange Commission on December 9, 1999
                                                      Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                                                    EXHIBIT 99.1
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                --------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                              DIGITAL ISLAND, INC.
             (Exact Name of Registrant as Specified in its Charter)
                                --------------

           Delaware                            4813                            68-0322824
                                    (Primary Standard Industrial     (I.R.S. Employer Identification
   (State of Incorporation)             Classification Code)                     Number)

                         45 Fremont Street, Suite 1200
                            San Francisco, CA 94105
                                 (415) 738-4100
              (Address, Including Zip Code, and Telephone Number,
       Including Area Code, of Registrant's Principal Executive Offices)
                                --------------
                                 Ruann F. Ernst
                            Chief Executive Officer
                              Digital Island, Inc.
                         45 Fremont Street, Suite 1200
                            San Francisco, CA 94105
                                 (415) 738-4100
           (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)

                                   Copies to:

             Curtis L. Mo, Esq.                           Lawrence C. Weeks, Esq.
             Rod J. Howard, Esq.                            Ronn S. Davids, Esq.
            Andrew R. Hull, Esq.                             Riordan & McKinzie
       Brobeck, Phleger & Harrison LLP                  5743 Corsa Avenue, Suite 116
    Two Embarcadero Place, 2200 Geng Road                Westlake Village, CA 91362
             Palo Alto, CA 94303                               (818) 706-1800
               (650) 424-0160

                                --------------
  Approximate date of commencement of proposed sale to the public: At the Effective Time of the Merger of a wholly-owned subsidiary of the Registrant with and into Sandpiper Networks, Inc., which shall occur as soon as practicable after the Effective Date of this Registration Statement, and the satisfaction or waiver of all conditions to the closing of such Merger.
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                                        Proposed
                                                         Proposed       Maximum
        Title of Each Class of             Amount        Maximum       Aggregate      Amount of
            Securities to                  to be      Offering Price    Offering     Registration
            be Registered               Registered(1)   Per Share       Price(2)        Fee(3)
-------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per
 share                                   24,573,160        N/A         $7,635.93        $2.02
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) Based upon the maximum number of shares of the Registrant's common stock expected to be issued in connection with the merger, calculated as the product of (a) 22,907,765, the aggregate number of shares of Sandpiper Networks, Inc. capital stock outstanding on November 12, 1999 and shares issuable pursuant to outstanding warrants prior to the date the merger is expected to be consummated and (b) an exchange ratio of 1.0727 shares of the Registrant's common stock for each share of Sandpiper common stock.
(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rule 457(f)(2) under the Securities Act. Pursuant to Rule 457(f)(2) under the Securities Act, because Sandpiper has accumulated capital deficit, the proposed maximum aggregate offering price of the Registrant's common stock was calculated as the sum of : (a) $2,331.70, one-third of the aggregate par value of 6,972,665 outstanding shares of Sandpiper common stock and 22,425 shares of Sandpiper common stock issuable pursuant to outstanding warrants at November 12, 1999, (b) $3,295.33, one-third of the aggregate par value of 9,607,141 outstanding shares of Sandpiper Series A preferred stock and 278,840 shares of Sandpiper Series A preferred stock issuable pursuant to outstanding warrants at November 12, 1999, and (c) $2,008.90 , one-third of the aggregate par value of 4,820,628 outstanding shares of Sandpiper Series B preferred stock and 1,206,066 shares of Sandpiper Series B preferred stock issuable pursuant to outstanding warrants at November 12, 1999.
(3) Pursuant to Rule 457(b), under the Securities Act, the full amount of the registration fee is offset by the filing fee of $246,074.57 previously paid by the Registrant in connection with the filing of preliminary proxy materials on Schedule 14A on November 19, 1999.
                                --------------
  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-92393
                              DIGITAL ISLAND, INC.
                         45 Fremont Street, Suite 1200
                            San Francisco, CA 94105
                                 (415) 738-4100

                                                                December 9, 1999

Dear Digital Island Stockholders:

   I am writing to you today about our proposed merger with Sandpiper Networks, Inc. This merger will create a combined company to offer comprehensive network solutions for Internet-based marketing, sales, fulfillment and support applications worldwide.

   In the merger, each share of Sandpiper capital stock will be exchanged for
1.0727 shares of Digital Island common stock, par value $0.001 per share. We expect to issue approximately 24.5 million shares of our common stock in the merger. Digital Island common stock is traded on the Nasdaq National Market under the symbol "ISLD," and closed at $114.94 per share on December 8, 1999. The merger is described more fully in this joint proxy statement/prospectus.

   You will be asked to vote upon the issuance of shares of Digital Island common stock pursuant to a merger agreement with Sandpiper, at a special meeting of Digital Island stockholders to be held on December 28, 1999 at 8:30 a.m., local time, at 45 Fremont Street, 11th floor, San Francisco, California. The merger cannot be consummated unless the holders of a majority of the shares of Digital Island common stock present in person or by proxy and entitled to vote at the special meeting approve the issuance of these shares. Only stockholders who hold shares of Digital Island common stock at the close of business on November 29, 1999 will be entitled to vote at the special meeting.

   We are very excited by the opportunities we envision for the combined company. Your board of directors has determined that the terms and conditions of the merger are fair to you and in your best interests, and unanimously recommends that you approve the issuance of the shares of Digital Island common stock in connection with the merger.

   This joint proxy statement/prospectus provides detailed information about the two companies and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 16 of this joint proxy statement/prospectus.

   Holders of over 45% of the outstanding common stock of Digital Island as of October 24, 1999 have entered into voting agreements with Sandpiper whereby they have agreed to vote all of their Digital Island common stock "FOR" the issuance of shares of Digital Island common stock pursuant to the merger agreement and have appointed representatives of Sandpiper as proxies to vote their Digital Island common stock at the meeting.

   Your vote is very important regardless of the number of shares you own. To vote your shares, you may use the enclosed proxy card or attend the special stockholders meeting. To approve the issuance of shares of Digital Island common stock pursuant to the merger agreement, you MUST vote "FOR" the proposal by following the instructions stated on the enclosed proxy card. We urge you to vote FOR this proposal, a necessary step in the merger of Digital Island and Sandpiper.

                                        Sincerely,

                                        /s/ Ruann F. Ernst

                                        Ruann F. Ernst
                                        Chief Executive Officer

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Digital Island common stock to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated December 9, 1999, and was first mailed to Digital Island stockholders on or about December 10, 1999.

                              DIGITAL ISLAND, INC.
                         45 Fremont Street, Suite 1200
                            San Francisco, CA 94105
                                 (415) 738-4100

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON December 28, 1999

                               ----------------

   We will hold a special meeting of stockholders of Digital Island, Inc., a Delaware corporation, at 8:30 a.m., local time, on December 28, 1999 at 45 Fremont Street, 11th floor, San Francisco, California:

     1. To consider and vote upon a proposal to approve the issuance of shares of common stock, par value $0.001 per share, of Digital Island pursuant to a merger agreement among Digital Island, Sandpiper Networks, Inc. and Beach Acquisition Corp., a wholly owned subsidiary of Digital Island, under which Sandpiper will become a wholly owned subsidiary of Digital Island,

     2. To grant the Digital Island board of directors discretionary authority to adjourn the special meeting to solicit additional votes for approval of the share issuance, and

     3. To transact such other business as may properly come before the special meeting or any adjournment or postponement.

   Only Digital Island stockholders of record at the close of business on November 29, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

   For more information about the merger, the merger agreement and related matters, please review the accompanying joint proxy/prospectus.

                                          By Order of the Board of Directors

                                          /s/ T.L. Thompson

                                          T.L. Thompson
                                          Secretary

San Francisco, California
December 9, 1999


 YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, WE URGE YOU TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, OR CALL THE TOLL-FREE TELEPHONE NUMBER OR USE THE INTERNET BY FOLLOWING THE INSTRUCTIONS INCLUDED WITH YOUR PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. YOU MAY VOTE IN PERSON AT THE SPECIAL MEETING EVEN IF YOU HAVE RETURNED A PROXY.

                            SANDPIPER NETWORKS, INC
                      225 West Hillcrest Drive, Suite 250
                            Thousand Oaks, CA 91360
                                 (805) 370-2100

                                                                December 9, 1999

Dear Sandpiper Shareholders:

   I am writing to you today about our proposed merger with Digital Island, Inc. This merger will create a combined company to offer comprehensive network solutions for Internet-based marketing, sales, fulfillment and support applications worldwide.

   In the merger, each share of Sandpiper capital stock will be exchanged for
1.0727 shares of Digital Island common stock. Digital Island expects to issue approximately 24.5 million shares of its common stock in the merger. Digital Island common stock is traded on the Nasdaq National Market under the trading symbol "ISLD," and closed at $114.94 per share on December 8, 1999. The merger is described more fully in this joint proxy statement/prospectus.

   Sandpiper has scheduled a special meeting of the Sandpiper shareholders to vote on the matters described in this document. You will be asked to vote upon the merger at a special meeting of Sandpiper shareholders to be held on December 28, 1999 at 9:00 a.m., local time, at 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California. At the special meeting, you will be asked to
(i) approve and adopt the merger agreement, and (ii) approve the merger.

   The merger cannot be consummated unless the merger agreement and the merger are approved by the affirmative vote of (i) the holders of record of at least a majority of the outstanding shares of Sandpiper common stock and preferred stock, voting together as a single class, (ii) the holders of record of at least a majority of the outstanding shares of (a) Sandpiper common stock, voting as a separate class, and (b) Sandpiper preferred stock, voting as a separate class. Only shareholders who hold shares of Sandpiper common stock or preferred stock at the close of business on December 3, 1999 will be entitled to vote at the special meeting.

   We are very excited by the opportunities we envision for the combined company. Your board of directors has determined that the terms and conditions of the merger are fair to you and in your best interests, and unanimously recommends that you approve the merger agreement and the merger.

   This joint proxy statement/prospectus provides detailed information about the two companies and the merger. Please give all of this information your careful attention. In particular, you should carefully consider the discussion in the section entitled "Risk Factors" beginning on page 16 of this joint proxy statement/prospectus.

   Holders owning approximately 76% of the outstanding capital stock of Sandpiper as of October 24, 1999 have entered into a shareholder agreement with Digital Island and Sandpiper whereby they have agreed to vote all of their Sandpiper capital stock "FOR" the merger agreement and the merger; accordingly, shareholder approval is assured.

   To vote your shares, you may use the enclosed proxy card or attend the special stockholders meeting. To approve the merger agreement and the merger and, you MUST vote "FOR" the proposals by following the instructions stated on the enclosed proxy card. If you do not vote at all, it will, in effect, count as a vote against the merger. We urge you to vote FOR this proposal, a necessary step in the merger of Sandpiper and Digital Island. Pursuant to a shareholder agreement between Digital Island and certain shareholders of Sandpiper, we are assured of receiving the requisite votes in favor of the merger agreement and the merger.

                                          Sincerely,

                                          /s/ Leo Spiegel

                                          Leo Spiegel
                                          President and Chief Executive
                                           Officer

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or the Digital Island common stock to be issued in the merger, or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

   This joint proxy statement/prospectus is dated December 9, 1999, and was first mailed to Sandpiper shareholders on or about December 10, 1999.

                            SANDPIPER NETWORKS, INC
                      225 West Hillcrest Drive, Suite 250
                            Thousand Oaks, CA 91360
                                 (805) 370-2100

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON December 28, 1999

                               ----------------

   We will hold a special meeting of stockholders of Sandpiper Networks, Inc., a California corporation, at 9:00 a.m., local time, on December 28, 1999 at 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California:

     1. To consider and vote upon a proposal to approve and adopt the merger agreement among Digital Island, Inc., Beach Acquisition Corp. and Sandpiper Networks, Inc., under which each outstanding share of Sandpiper capital stock will be converted into the right to receive 1.0727 shares of Digital Island common stock, and Sandpiper will become a wholly owned subsidiary of Digital Island, and to approve the merger; and

     2. To transact such other business as may properly come before the special meeting or any adjournment or postponement.

   Only Sandpiper shareholders of record at the close of business on December 3, 1999 are entitled to notice of and to vote at the special meeting or any adjournment or postponement.

   For more information about the merger, the merger agreement and related matters, please review the accompanying joint proxy/prospectus.

                                          By Order of the Board of Directors

                                          /s/ Thomas Govreau

                                          Thomas Govreau
                                          Secretary

Thousand Oaks, California
December 9, 1999


 YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. TO ASSURE THAT YOUR SHARES ARE REPRESENTED AT THE SPECIAL MEETING, WE URGE YOU TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND MAIL IT PROMPTLY IN THE POSTAGE-PAID ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE SPECIAL MEETING. YOU MAY VOTE IN PERSON AT THE SPECIAL MEETING EVEN IF YOU HAVE RETURNED A PROXY.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................   1
SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS............................   2
  The Companies............................................................   2
  The Merger...............................................................   2
  United States Federal Income Tax Consequences of the Merger..............   2
  Ability to Sell Digital Island Stock After the Merger....................   3
  Dissenters' Rights.......................................................   3
  Opinion of Digital Island's Financial Advisor............................   3
  Recommendations of the Boards of Directors...............................   4
  Shareholder and Stockholder Approvals....................................   4
  Interests of Officers and Directors in the Merger........................   4
  Conditions to Completion of the Merger...................................   5
  Restrictions on Alternative Transactions.................................   6
  Termination of the Merger Agreement......................................   6
  Termination Fee and Expenses.............................................   6
  Indemnification by Sandpiper Shareholders and Escrow of Shares...........   7
  Anticipated Accounting Treatment of the Merger...........................   7
  Compliance with Antitrust Laws...........................................   7
  Recent Developments......................................................   7
DIVIDEND POLICIES..........................................................   9
DIGITAL ISLAND SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA..............  10
SANDPIPER SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA...................  11
SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA........................  12
COMPARATIVE PER SHARE DATA.................................................  14
MARKET PRICE INFORMATION...................................................  15
  Recent Closing Prices....................................................  15
RISK FACTORS...............................................................  16
  Risks Related to the Merger..............................................  16
  Risks Related to Digital Island..........................................  20
  Risks Related to Sandpiper...............................................  28
  Risks Related to the Industry of Digital Island and Sandpiper............  34
FORWARD-LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS........  40
THE SPECIAL MEETINGS.......................................................  41
  General..................................................................  41
  Date, Time and Place.....................................................  41
  Matters to be Considered at the Special Meetings.........................  41
  Record Dates.............................................................  42
  Voting of Proxies........................................................  42
  Votes Required...........................................................  43
  Quorum; Abstentions and Broker Non-Votes.................................  43
  Solicitation of Proxies and Expenses.....................................  44
  Board Recommendations....................................................  44
THE MERGER.................................................................  45
  Background of the Merger.................................................  45
  Joint Reasons for the Merger; Recommendations of Boards of Directors.....  47
  Opinion of Digital Island's Financial Advisor............................  51
  Interests of Officers and Directors in the Merger........................  56
  Excess Parachute Payments................................................  58
  Regulatory Approvals.....................................................  59
  Material Federal Income Tax Considerations...............................  59

  Anticipated Accounting Treatment.........................................   61
  Dissenters' Rights.......................................................   61
  Listing of Digital Island Common Stock to be Issued in the Merger........   63
  Restrictions on Sale of Shares by Affiliates of Digital Island and
   Sandpiper...............................................................   63
  Operations Following the Merger..........................................   64
THE MERGER AGREEMENT AND RELATED AGREEMENTS................................   65
  The Merger...............................................................   65
  Effective Time...........................................................   65
  Conversion of Sandpiper Shares in the Merger.............................   65
  Sandpiper Stock Plan.....................................................   65
  Fractional Shares........................................................   66
  The Exchange Agent.......................................................   66
  Exchange of Sandpiper Stock Certificates for Digital Island Stock
   Certificates............................................................   66
  Transfers of Ownership...................................................   66
  Distributions with Respect to Unexchanged Shares.........................   66
  Representations and Warranties...........................................   67
  Merger Integration Committee.............................................   69
  Sandpiper's Conduct of Business Before Completion of the Merger..........   69
  Digital Island's Conduct of Business Before Completion of the Merger.....   71
  No Solicitation of Takeover Proposals by Sandpiper.......................   72
  No Solicitation of Certain Contingent Business Combination Transactions
   by Digital Island.......................................................   72
  Additional Agreements of Sandpiper and Digital Island....................   73
  Director and Officer Indemnification.....................................   74
  Conditions to the Merger.................................................   74
  Termination of the Merger Agreement......................................   76
  Payment of Costs and Expenses; Termination Fees..........................   76
  Extension, Waiver and Amendment of the Merger Agreement..................   77
  Escrow and Indemnification...............................................   77
  Related Agreements.......................................................   78
UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..........................   82
COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF DIGITAL ISLAND AND SHAREHOLDERS
 OF SANDPIPER..............................................................   86
  Comparison of Authorized and Outstanding Capital Stock...................   86
  Comparison of Rights of Common Stock.....................................   86
  Comparison of Rights and Preferences of Preferred Stock..................   87
  Comparison of Stockholder Rights Under Delaware and California Law.......   88
BUSINESS OF DIGITAL ISLAND.................................................   95
  Overview.................................................................   95
  Industry Background......................................................   95
  The Digital Island Solution..............................................   96
  Business Strategy........................................................   97
  Network Architecture.....................................................   98
  Services.................................................................  100
  Customers................................................................  101
  Sales and Marketing......................................................  102
  Customer Support.........................................................  102
  Competition..............................................................  103
  Intellectual Property Rights.............................................  103
  Government Regulation....................................................  104
  Employees................................................................  107

  Facilities.............................................................. 108
  Legal Proceedings....................................................... 108
DIGITAL ISLAND SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA............ 109
DIGITAL ISLAND MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS................................................ 110
  Overview................................................................ 110
  Fiscal Years Ended September 30, 1999 and 1998.......................... 111
  Quarterly Results of Operations......................................... 112
  Liquidity and Capital Resources......................................... 113
  Recent Accounting Pronouncements........................................ 114
  Year 2000 Compliance.................................................... 114
  Qualitative and Quantitative Disclosure About Market Risk............... 116
BUSINESS OF SANDPIPER..................................................... 117
  Sandpiper Networks...................................................... 117
  Industry Background..................................................... 117
  The Sandpiper Solution.................................................. 118
  The Sandpiper Strategy.................................................. 120
  Services................................................................ 120
  Customers............................................................... 120
  Strategic Relationships................................................. 120
  Network Deployment and Operations....................................... 121
  Technology.............................................................. 122
  Research and Development................................................ 123
  Sales and Marketing..................................................... 124
  Competition............................................................. 124
  Intellectual Property and Licensing..................................... 125
  Employees............................................................... 125
  Facilities.............................................................. 125
  Legal Proceedings....................................................... 125
SANDPIPER SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA................. 126
SANDPIPER MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS.................................................... 127
  Overview................................................................ 127
  Revenues................................................................ 128
  Gross Profit............................................................ 128
  Operating Expenses...................................................... 129
  Quarterly Results of Operations......................................... 130
  Liquidity and Capital Resources......................................... 130
  Year 2000............................................................... 131
  Recent Accounting Pronouncements........................................ 132
  Quantitative and Qualitative Disclosures About Market Interest Rate
   Sensitivity............................................................ 133
  Exchange Rate Sensitivity............................................... 133
MANAGEMENT OF DIGITAL ISLAND.............................................. 134
  Officers, Directors and Senior Management............................... 134
  Director Compensation................................................... 137
  Classified Board........................................................ 137
  Board Committees........................................................ 138
  Compensation Committee Interlocks and Insider Participation............. 138
DIGITAL ISLAND EXECUTIVE COMPENSATION AND OTHER INFORMATION............... 139
  Summary of Cash and Certain Other Compensation.......................... 139

  Stock Options and Stock Appreciation Rights............................... 140
  Aggregated Option/SAR Exercises and Fiscal Year-End Values................ 141
  Employee Benefit Plans.................................................... 141
  Employment Contracts and Change of Control Arrangements................... 146
  Limitation of Liability and Indemnification............................... 147
CERTAIN TRANSACTIONS RELATING TO DIGITAL ISLAND............................. 148
  Preferred Stock Financings................................................ 148
  Investors' Rights Agreement............................................... 149
  Employment and Indemnification Agreements................................. 149
  Director Arrangements and Stockholder Notes............................... 149
  Officer Loans............................................................. 149
  E*TRADE Agreements........................................................ 150
PRINCIPAL STOCKHOLDERS OF DIGITAL ISLAND.................................... 151
PRINCIPAL SHAREHOLDERS OF SANDPIPER......................................... 154
DESCRIPTION OF DIGITAL ISLAND CAPITAL STOCK................................. 156
  Common Stock.............................................................. 156
  Preferred Stock........................................................... 156
  Anti-Takeover, Limited Liability and Indemnification Provisions........... 156
  Transfer Agent and Registrar.............................................. 158
EXPERTS..................................................................... 159
LEGAL MATTERS............................................................... 159
WHERE YOU CAN FIND MORE INFORMATION......................................... 159
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................. F-1
ANNEX A--MERGER AGREEMENT AND EXHIBITS...................................... A-1

ANNEX B--FAIRNESS OPINION................................................... B-1

ANNEX C--DISSENTERS' RIGHTS................................................. C-1

                     QUESTIONS AND ANSWERS ABOUT THE MERGER
Q: Why are the companies proposing the merger?

A: Digital Island and Sandpiper are merging to provide comprehensive network services for globalizing e-business applications. By combining Digital Island's global network capabilities, hosting and application services with Sandpiper's comprehensive content delivery network, we expect that the combined company will be able to provide a global commerce platform for content delivery services, rich media services, hosting, applications services and professional services.

Q: What will Sandpiper shareholders receive in the merger?

A: If the merger is completed, Sandpiper shareholders will receive 1.0727 shares of Digital Island common stock for each share of Sandpiper capital stock they own. Digital Island will not issue fractional shares of common stock. Instead of a fractional share, Sandpiper shareholders will receive cash based on the market price of Digital Island common stock.

Q: When do you expect to complete the merger?

A: We are working to complete the merger in the winter of 1999/spring of 2000.
   Because the merger is subject to governmental and other regulatory approvals, however, we cannot predict the exact timing.

Q: Should Sandpiper shareholders send in their stock certificates now?

A: No. After we complete the merger, Digital Island will send instructions to Sandpiper shareholders explaining how to exchange their shares of Sandpiper common stock for the appropriate number of shares of Digital Island common stock.

Q: Should Digital Island stockholders send in their stock certificates?

A: No. Digital Island stockholders will continue to own their shares of Digital
   Island common stock after the merger and should continue to hold their stock certificates.

Q: How do I vote?

A: Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the special stockholders meeting. You may also attend the meeting in person instead of submitting a proxy. If your shares are held in "street name" by your broker, your broker will vote your shares only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: Can I change my vote after mailing my proxy?

A: Yes. You may change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of Digital Island or Sandpiper, as appropriate, before the appropriate stockholder meeting, or by attending the stockholder meeting and voting in person.

Q: Are there risks I should consider in deciding whether to vote for the merger?

A: Yes. We have set out under the heading "Risk Factors" beginning on page 16 of this joint proxy statement/prospectus a number of risk factors that you should consider.

Q: Who can I call with questions?

A: If you are a Sandpiper shareholder with questions about the merger, please call Sandpiper's chief financial officer, Thomas R. Govreau, at (805) 370-2130.

  If you are a Digital Island stockholder with questions about the merger, please call Traci M. McCarty or Christine Belonogoff at Digital Island's investor relations firm, The Financial Relations Board at (415) 986-1591.

                SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

   The following summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the appendices, and the other documents we refer to for a more complete understanding of the merger.

The Companies

   DIGITAL ISLAND, INC.
   45 Fremont Street, Suite 1200
   San Francisco, CA 94105
   (415) 738-4100

   Digital Island offers a global network and related services for companies that are using the Internet to deploy key business applications worldwide. Digital Island's services make it easier for companies to globalize their operation and to provide a higher quality of service and more functions than in the public Internet. Digital Island's global private network and expert services enable customers to effectively deploy and manage global applications by combining the reliability, performance and broad range of functions available in private intranets operated by individual companies for their own users, with the global access of the public Internet. Digital Island's customers, which include multinational corporations such as Autodesk, Cisco Systems, E*TRADE Group and National Semiconductor, use Digital Island's services and proprietary technology to facilitate the deployment of a wide variety of applications, including electronic commerce, online customer service, software, document and multimedia distribution, sales force automation and online training.

   SANDPIPER NETWORKS, INC.
   225 West Hillcrest Drive, Suite 250
   Thousand Oaks, CA 91360
   (805) 370-2100

   Sandpiper is a leading provider of Internet content delivery services that significantly improve website performance, reliability and scalability. Sandpiper's solution is designed to improve website performance and reliability by delivering content from a globally distributed server network, that intelligently avoids Internet congestion, and serves content closer to users. Sandpiper's customers include AOL, Blue Mountain Arts, CNBC.com, Intuit, Microsoft and PBS.org. In addition, Sandpiper recently entered into agreements with a number of strategic partners, including AOL, Inktomi, Microsoft, NBC, RealNetworks and Vignette.

The Merger (See page 45)

   Sandpiper and Digital Island have entered into a merger agreement that provides for the merger of Sandpiper and a newly formed subsidiary of Digital Island. Sandpiper will be the surviving corporation and will become a wholly owned subsidiary of Digital Island. Shareholders of Sandpiper will become stockholders of Digital Island following the merger, and each share of Sandpiper capital stock will be exchanged for 1.0727 shares of Digital Island common stock. We urge you to read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, carefully and in its entirety.

United States Federal Income Tax Consequences of the Merger (See page 59)

   Sandpiper and Digital Island intend that the merger will qualify as a reorganization within the meaning of the Internal Revenue Code. If the merger qualifies as a reorganization, Sandpiper shareholders will generally not recognize gain or loss for United States federal income tax purposes upon the receipt of Digital Island common stock in the merger, although Sandpiper shareholders will recognize gain or loss upon the receipt of any cash instead of a fractional share of Digital Island common stock. It is a condition to completion of the merger that Sandpiper and Digital Island each receive a legal opinion from its counsel that the merger will constitute a reorganization within the meaning of the Internal Revenue Code.

   Tax matters are very complicated and the tax consequences of the merger to you will depend upon the facts of your situation. You should consult your own tax advisors for a full understanding of the tax consequences of the merger to you.

Ability to Sell Digital Island Stock After the Merger (See page 63)

   All shares of Digital Island common stock that Sandpiper shareholders receive in connection with the merger will be freely transferable unless the holder is considered an "affiliate" of either Digital Island or Sandpiper for purposes of the Securities Act. Shares of Digital Island common stock held by these affiliates may be sold only under a registration statement or exemption under the Securities Act.

   In addition, in connection with the merger, Digital Island stockholders holding approximately 45% of the outstanding common stock of Digital Island and Sandpiper shareholders holding approximately 76% of the outstanding capital stock of Sandpiper, have entered into reciprocal market standoff agreements pursuant to which they have agreed not to sell their shares of Digital Island common stock from the time of the merger until the earliest to occur of :

  . the sale by Digital Island of Digital Island common stock for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act;

  . July 15, 2000;

  . the effective date of a merger of Digital Island with or into another corporation in which fifty (50%) or more of the voting power of Digital Island is disposed of, or the sale of all or substantially all of the assets of Digital Island; or

  . such other date, and with such limitations, as may be approved by unanimous vote of the board of directors of Digital Island.

   The form of market standoff letter agreement is attached as an exhibit to the shareholder agreement and voting agreement attached as exhibits to the merger agreement in Annex A to this joint proxy statement/prospectus.

Dissenters' Rights (See page 61)

   Shareholders of Sandpiper who do not vote in favor of the merger agreement and the merger and who otherwise comply with the requirements of the California Corporations Code relating to dissenters' rights will be entitled to receive an amount in cash equal to the fair market value of their Sandpiper capital stock. The fair market value of shares of Sandpiper may be more or less than the value of Digital Island common stock to be paid to the other Sandpiper shareholders in the merger. Dissenting Sandpiper shareholders must precisely follow specific procedures to exercise this right, or the right may be lost. These procedures are described in this joint proxy statement/prospectus, and the relevant provisions of California law are attached as Annex C to this joint proxy statement/prospectus.

Opinion of Digital Island's Financial Advisor (See page 51)

   In deciding to approve the merger, Digital Island's board of directors considered the opinion issued by its financial advisor, Bear, Stearns & Co., Inc. Bear Stearns opined that the share exchange ratio was fair from a financial point of view to Digital Island. The full text of the written opinion of Bear Stearns, dated October 23, 1999, is attached as Annex B to this joint proxy statement/prospectus. You should read this opinion in its entirety.

Recommendations of the Boards of Directors (See page 47)

   The Sandpiper and Digital Island boards of directors each have determined that the terms and conditions of the merger are fair to, and in the best interests of, its company's shareholders and stockholders, respectively. The Sandpiper board unanimously recommends that Sandpiper shareholders vote FOR approval of the merger agreement and the merger, and the Digital Island board unanimously recommends that Digital Island stockholders vote FOR issuing the shares of Digital Island common stock required to be issued in the merger.

Shareholder and Stockholder Approvals (See page 43)

 Sandpiper Shareholders

   The holders of a majority of the outstanding shares of Sandpiper common stock and preferred stock, each voting as a separate class, must approve the merger agreement and the merger. Sandpiper shareholders are entitled to cast one vote per share of Sandpiper capital stock owned at the close of business on December 3, 1999. Under a shareholder agreement in the form attached as an exhibit to the merger agreement in Annex A to this joint proxy statement/prospectus, Sandpiper shareholders owning approximately 76% of Sandpiper's common stock and preferred stock outstanding as of October 24, 1999, excluding any shares issuable upon the exercise of options, have agreed to vote all of their shares of Sandpiper common stock or preferred stock for approval of the merger agreement and the merger; accordingly, such approvals are assured.

 Digital Island Stockholders

   The holders of a majority of the shares of Digital Island common stock entitled to vote and that are present or represented by proxy at the Digital Island meeting must approve the issuance of Digital Island common stock in the merger. Digital Island stockholders are entitled to cast one vote per share of Digital Island common stock owned at the close of business on November 29, 1999. Under a voting agreement in the form attached as an exhibit to the merger agreement in Annex A to this joint proxy statement/prospectus, Digital Island stockholders owning approximately 45% of Digital Island's common stock outstanding as of October 24, 1999, excluding any shares issuable upon the exercise of options, have agreed to vote all of their shares of Digital Island common stock for approval of the issuance of Digital Island common stock in the merger.

Interests of Officers and Directors in the Merger (See page 56)

   When considering the recommendation of the Sandpiper board, Sandpiper shareholders should be aware that directors and officers of Sandpiper have the following interests in the merger that may be different from, or in addition to, those of Sandpiper shareholders:

  . As of December 3, 1999, the executive officers and directors of Sandpiper owned an aggregate of 5,833,541 shares of Sandpiper common stock, of which 1,682,519 shares are unvested and subject to repurchase by Sandpiper at a repurchase price of $0.07 per share pursuant to restricted stock purchase agreements. Additionally, as of such date the executive officers and directors of Sandpiper held options to purchase an aggregate of 630,000 shares of Sandpiper common stock, of which 605,417 are unvested. If the merger is completed, all of the 858,917 unvested shares issued to Leo Spiegel, the chief executive officer and a director of Sandpiper, pursuant to a restricted stock purchase agreement will, subject to certain conditions, vest free from such repurchase rights in two equal portions in March and November 2000, respectively. All of the unvested shares held by Messrs. Swart, Farber, Govreau and Lachman will vest in full upon the termination of such individual's employment or service following the merger.

  . Upon completion of the merger, Digital Island and Sandpiper will enter into employment agreements with the following executive officers of
    Sandpiper: Leo Spiegel, Andrew Swart, and David Farber. Digital Island will also enter into a sixty day retention agreement with Thomas Govreau.

  . Digital Island has agreed to honor and not modify any rights to indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the consummation of the merger as existed at the time the merger agreement was signed in favor of officers and directors of Sandpiper and its subsidiaries as provided in their respective charters or bylaws as in effect at the time the merger agreement was signed.

  . The merger agreement provides that, upon completion of the merger, the board of directors of Digital Island shall consist of four designees of Digital Island, three designees of Sandpiper and two mutually acceptable outside directors. The parties plan to identify this board slate prior to mailing of this joint proxy statement/prospectus.

   As a result, Sandpiper's directors and officers may be more likely to vote to approve the merger than Sandpiper shareholders generally.

   When considering the recommendation of the Digital Island board, Digital Island stockholders should be aware that Charlie Bass, a director of Digital Island, owns 71,429 shares of Sandpiper Series A preferred stock and holds a warrant to purchase up to an additional 14,286 shares of Sandpiper Series A preferred stock. As a result, Mr. Bass may be more likely, in his capacity as a director of Digital Island or shareholder of Sandpiper, to vote to approve the issuance of Digital Island common stock pursuant to the merger than Digital Island stockholders generally.

Conditions to Completion of the Merger (See page 74)

   We will complete the merger only if we satisfy or agree to waive several conditions, some of which are:

  . the merger agreement and the merger must be approved by Sandpiper's shareholders, and the issuance of Digital Island common stock in the merger must be approved by Digital Island's stockholders;

  . any agreements or arrangements that may constitute excess parachute payments under Section 280G of the Internal Revenue Code must have been approved by such number of Sandpiper shareholders as is required under applicable law;

  . all necessary consents, approvals and authorizations from governmental entities must be obtained except where a failure to obtain the consent, approval or authorization could not be reasonably expected to have a material adverse effect on Digital Island or Sandpiper;

  . no court of competent jurisdiction or governmental entity has issued or entered any order, writ, injunction or decree making the merger illegal or otherwise preventing its completion;

  . we must receive opinions from each of our tax counsels stating that the merger will qualify as a tax-free reorganization;

  . our representations and warranties in the merger agreement must be true and correct except where failures to be true and correct could not reasonably be expected to have a material adverse effect on the other party or, in the case of Sandpiper, on the surviving corporation; and

  . Leo Spiegel, Andrew Swart and David Farber, currently executive officers of Sandpiper, must have accepted employment by Digital Island and their employment and non-competition agreements with Digital Island must be in full force and effect.

   If either of us waives any conditions, we will consider the facts and circumstances at that time and determine whether completion of the merger requires a resolicitation of proxies.

Restrictions on Alternative Transactions (See page 72)

   The merger agreement prohibits Sandpiper and Digital Island from soliciting or participating in discussions with third parties about transactions alternative to the merger. However, Digital Island is not prohibited from taking a position regarding certain unsolicited tender offers, exchange offers or takeover proposals in accordance with the fiduciary duties of Digital Island's board. For a more complete description of those instances where Digital Island may engage in alternative transactions, see "No Solicitation of Transactions by Digital Island" on page 72.

Termination of the Merger Agreement (See page 76)

   We may mutually agree to terminate the merger agreement at any time before the merger is completed. The merger agreement may also be terminated by either of us for several other reasons, some of which are:

  . if the merger is not completed, without the fault of the terminating party, by May 31, 2000;

  . if the conditions to completion of the merger would not be satisfied because of either (a) a breach of an agreement in the merger agreement by the other party or (b) a breach of a representation or warranty in the merger agreement by the other party, if the breaching party does not cure the breach within 20 business days after receiving notice of the breach from the other party;

  . if the Digital Island stockholders do not approve the issuance of Digital
    Island common stock at the Digital Island special meeting; or

  . if the Sandpiper shareholders do not approve the merger agreement, the merger and the related transactions at the Sandpiper special meeting.

  The merger agreement may be terminated by Digital Island if the following occurs:

  . Sandpiper's board withdraws or modifies in a manner adverse to Digital
    Island its recommendation as to the merger agreement or the merger; or

  . Sandpiper fails to comply with the nonsolicitation provisions of the merger agreement, which are discussed in more detail on page 72.

  The merger agreement may be terminated by Sandpiper if the following occurs:

  . Digital Island's board withdraws or modifies in a manner adverse to Sandpiper its recommendation as to the merger agreement or the merger; or

  . Digital Island fails to comply with the nonsolicitation provisions of the merger agreement, which are discussed in more detail on page 72.

Termination Fee and Expenses (See page 76)

   Each party shall pay its own costs and expenses incurred in connection with the merger, whether or not the merger is consummated. However, in the event of certain terminations of the merger agreement, including those related to a prohibited alternative transaction, then the party at fault shall promptly pay the other party the sum of $5 million, and, if the prohibited alternative transaction is consummated within twelve months after the termination of the merger agreement, the party at fault shall pay the additional sum of $25 million.

Indemnification by Sandpiper Shareholders and Escrow of Shares (See pages 77 and 78)

   Under the merger agreement, Sandpiper shareholders are required to indemnify Digital Island for damages, including as a result of any breach, default or misrepresentation regarding any representation, warranty, covenant or agreement given or made by Sandpiper in or pursuant to:

  . the merger agreement;

  . any schedule or exhibit to the merger agreement;

  . any agreement entered into by Sandpiper and Digital Island in connection with the merger agreement; and

  . any certificates delivered to Digital Island in connection with the merger.

   To secure the indemnification obligation of Sandpiper shareholders, an escrow fund comprised of ten percent (10%) of the shares of Digital Island common stock issued in the merger to Sandpiper shareholders will be established. No indemnification claim may be made by Digital Island until the aggregate amount of indemnification claimed exceeds $2,000,000 and then only to the extent that the aggregate amount claimed exceeds $2,000,000. If the merger is completed, recovery from the escrow fund will be the sole and exclusive remedy, absent fraud, intentional misrepresentation or willful breach. In general, the escrow period will terminate on the first anniversary of the completion of the merger.

   The indemnification provisions are set forth in the section entitled "Escrow and Indemnification" in the merger agreement attached to this joint proxy statement/prospectus in Annex A and the form of escrow agreement attached as an exhibit to the merger agreement in Annex A.

Anticipated Accounting Treatment of the Merger (See page 61)

   Digital Island intends to treat the merger as a purchase transaction for accounting and financial reporting purposes, which means that Digital Island will treat Sandpiper as a separate entity for periods prior to the closing, and thereafter, as a wholly owned subsidiary of Digital Island.

Compliance with Antitrust Laws (See page 59)

   The merger is subject to United States antitrust laws. We have made the required filings with the Department of Justice and Federal Trade Commission. The applicable waiting period expired on December 5, 1999. The Department of Justice and Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before or after its completion.

Recent Developments

 Strategic Alliance with SRI International

   Effective November 22, 1999, Digital Island and SRI International, a California nonprofit public benefit corporation, entered into an agreement pursuant to which Digital Island will obtain ownership of certain SRI International proprietary materials. In consideration of this intellectual property transfer, Digital Island has agreed to pay $6,000,000 to SRI International. Additionally, pursuant to the agreement, Digital Island has the option to obtain consulting services from SRI International for an additional $4,000,000. Payments for the SRI International proprietary materials and the consulting services shall be made in shares of Digital Island common stock. SRI International, however, may select to receive up to $1,000,000 of the $6,000,000 intellectual property purchase payment in cash.

 Strategic Relationship with Sun Microsystems and Inktomi

   On December 7, 1999, Digital Island entered into a memoranda of understanding with Sun Microsystems, Inc. and Inktomi Corporation providing for a joint strategic relationship. Under the relationship, Digital Island has agreed to purchase, over a two year period, up to $150 million of Sun servers, storage operating systems and server software, using Inktomi network caching applications. The total purchase would consist of 5,000 Sun servers. Sun and Inktomi also agreed to participate and invest in joint marketing and sales activities with Digital Island to support broadband and streaming media content delivery over the Internet. Sun agreed to provide $100 million of lease financing for the acquisition of the equipment, consisting of:

  .  a $30 million initial line of credit;

  . a $30 million line of credit available in nine months upon meeting certain working capital maintenance and financing milestones; and

  . a $40 million line of credit available in fifteen months upon meeting certain additional working capital maintenance and financing milestones.

   For extending this lease financing, Digital Island agreed to grant Sun warrants to purchase up to $10 million of Digital Island Common Stock in three tranches corresponding on a pro rata basis with the above three lines of credit; the warrants will be exercisable at the five-day average trading price preceding the grant dates, and will expire in 48 months (in the case of the first warrant) and 36 months (in the case of the second and third warrant). The lease financing facility and the marketing and sales relationship are subject, in part, to definitive documentation.

   In connection with the relationship, Sun has agreed to make a $20 million investment, and Inktomi has agreed to make a $6 million investment, in Digital Island common stock at a price per share equal to the lesser of the average closing price of the common stock as quoted on the Nasdaq National Market for the ten trading days before December 7, 1999 or for the five trading days before closing of the investment. Sun and Inktomi have agreed to not sell or otherwise dispose of such shares until the first anniversary of their purchase. The Sun investment is conditioned, among other things, upon customary governmental approvals and the Inktomi investment is conditioned upon consummation of the Sun investment.

                               DIVIDEND POLICIES

   Neither Digital Island nor Sandpiper has ever declared or paid cash dividends on shares of its common stock. Holders of Sandpiper's Series A preferred stock and Series B preferred stock are entitled to receive dividends at rates determined by the Sandpiper board of directors out of funds legally available therefor, payable when and as declared by the Sandpiper board of directors. Sandpiper has never declared or paid dividends on shares of its preferred stock.

   Digital Island currently intends to retain all of its earnings to finance the development and expansion of its business and therefore does not intend to declare or pay cash dividends on its common stock in the foreseeable future. The Digital Island board, in its discretion, will determine whether to declare and pay dividends in the future. Any future declaration and payment of dividends will depend upon:

  . Digital Island's results of operations;

  . Digital Island's earnings and financial condition;

  . contractual limitations;

  . cash requirements;

  . future prospects;

  . applicable law; and

  . other factors deemed relevant by Digital Island's board of directors.

                                 DIGITAL ISLAND

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA
                (In thousands, except share and per share data)

   The following summary historical consolidated financial information should be read in conjunction with Digital Island's consolidated financial statements and related notes and Digital Island's "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations information for each of the years in the three year period ended September 30, 1999, and the balance sheet data at September 30, 1998 and 1999, are derived from Digital Island's financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this filing. The statement of operations data for the years ended September 30, 1995 and 1996, and the balance sheet data at September 30, 1995, 1996, and 1997, are derived from Digital Island's audited financial statements that are not included in this filing. Historical results are not necessarily indicative of the results to be expected in the future.

                                       Year Ended September 30,
                            --------------------------------------------------
                             1995     1996      1997       1998        1999
                            -------  -------  ---------  ---------  ----------
Consolidated Statement of
 Operations Data:
  Revenue.................. $   --   $   --   $     218  $   2,343  $   12,431
  Total costs and
   expenses................       7       26      5,594     19,458      64,918
  Loss from operations.....      (7)     (26)    (5,376)   (17,116)    (52,487)
  Net loss................. $   (10) $   (27) $  (5,289) $ (16,764) $  (50,938)
                            =======  =======  =========  =========  ==========
  Basic and diluted loss
   per share............... $ (0.04) $ (0.10) $   (3.53) $   (7.50) $    (4.58)
                            =======  =======  =========  =========  ==========
  Shares used in basic and
   diluted loss per share
   calculation............. 275,000  275,000  1,497,711  2,236,452  11,127,462

                                                      September 30,
                                           ------------------------------------
                                           1995 1996   1997     1998     1999
                                           ---- ----- ------- -------- --------
Consolidated Balance Sheet Data:
  Cash and cash equivalents............... $  7 $ 344 $ 4,584 $  5,711 $ 43,315
  Investments.............................   --   --    1,983   10,123   31,691
  Working capital.........................    5    76   4,613   12,883   59,506
  Total assets............................   93   432   9,223   22,617  107,648
  Long-term obligations, including current
   portion................................   --   --      705    3,992   11,092
  Total stockholders' equity.............. $ 86 $  84 $ 6,265 $ 15,490 $ 79,218

                               SANDPIPER NETWORKS

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following summary historical consolidated financial data should be read in conjunction with Sandpiper's consolidated financial statements and related notes and Sandpiper's "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for each of the two years ended December 31, 1998 and 1997 (no operating activities occurred from December 26, 1996 (inception) to December 31, 1996) and the consolidated balance sheet data at December 31, 1998 and 1997, are derived from the consolidated financial statements of Sandpiper which have been audited by Ernst & Young, independent accountants. The summary financial data for the nine month periods ended September 30, 1999 and 1998 and as of September 30, 1999 and 1998 have been derived from Sandpiper's unaudited financial statements and in the opinion of Sandpiper's management include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of Sandpiper for those periods in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

                                  Year Ended             Nine Months Ended
                                 December 31,              September 30,
                            ------------------------  -------------------------
                               1997         1998         1998          1999
                            -----------  -----------  -----------  ------------
                                                            (Unaudited)
Consolidated Statement of
 Operations Data:
 Revenues.................  $       --   $     5,700  $       --   $    242,954
 Cost of revenues.........          --     1,695,057      850,200     2,641,767
                            -----------  -----------  -----------  ------------
 Gross profit.............          --    (1,689,357)    (850,200)   (2,398,813)
                            -----------  -----------  -----------  ------------
 Operating expenses:
 Marketing and selling
  expenses, net...........          --     1,272,441      547,203     4,056,155
 Product development
  expenses, net...........    1,159,715    1,382,635    1,121,722     1,820,986
 General and
  administrative
  expenses................       28,149      876,093      677,626     1,480,912
 Amortization of deferred
  compensation............          --           --           --        580,827
                            -----------  -----------  -----------  ------------
 Total operating
  expenses................    1,187,864    3,531,169    2,346,551     7,938,880
 Operating loss...........   (1,187,864)  (5,220,526)  (3,196,751)  (10,337,693)
 Interest income, net.....       19,325      126,374      125,418       287,671
 Provision for income
  taxes...................          --           --           800         2,856
                            -----------  -----------  -----------  ------------
 Net loss.................  $(1,168,539) $(5,094,152) $(3,072,133) $(10,052,878)
                            ===========  ===========  ===========  ============
 Basic and diluted net
  loss per share..........  $     (0.23) $     (0.79) $     (0.48) $      (1.46)
                            ===========  ===========  ===========  ============
 Pro forma basic and
  diluted net loss per
  share...................               $     (0.32)              $      (0.60)
                                         ===========               ============
 Weighted average number
  of shares used in
  computing basic and
  diluted net loss per
  share...................    5,095,658    6,418,159    6,354,306     6,872,465
 Weighted average number
  of shares used in
  computing pro forma
  basic and diluted net
  loss per share..........                16,021,472                 16,856,112

                                 December 31,              September 30,
                            ------------------------  -------------------------
                               1997         1998         1998          1999
                            -----------  -----------  -----------  ------------
                                                            (Unaudited)
Consolidated Balance Sheet
 Data:
 Cash and cash
  equivalents.............  $ 5,728,826  $   603,812  $ 2,583,048  $ 10,853,468
 Working capital..........    5,342,053       98,466    1,988,706     7,810,700
 Total assets.............    5,774,176    1,824,720    3,893,036    17,750,798
 Long term obligations....          --     1,300,586      792,945     1,666,173
 Redeemable preferred
  stock...................    6,552,920    6,674,442    6,674,442    28,101,208
 Shareholders' deficit....   (1,167,539)  (6,150,308)  (4,169,602)  (15,475,754)

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

   In the table below, we provide you summary unaudited pro forma combined financial data to give effect to the proposed merger of Digital Island and Sandpiper as if the merger had been completed on October 1, 1998 for statement of operations purposes and on September 30, 1999 for balance sheet purposes. This summary unaudited pro forma combined financial data should be read in conjunction with the separate historical financial statements and accompanying notes of Digital Island and of Sandpiper, which are incorporated in this joint proxy statement/prospectus. You should not rely on the summary unaudited pro forma combined financial information as an indication of the results of operations or financial position that would have been achieved if the transaction had taken place earlier.

   The summary unaudited pro forma combined financial information gives effect to the proposed merger of Digital Island and Sandpiper on a purchase accounting basis. The Digital Island and Sandpiper unaudited pro forma combined balance sheet data assume that the merger of Digital Island and Sandpiper took place on September 30, 1999, and combines the Digital Island historical consolidated balance sheet with Sandpiper's historical consolidated balance sheet as of this date. The Digital Island and Sandpiper unaudited pro forma combined statements of operations data assume that the merger of Digital Island and Sandpiper took place as of the beginning of the period presented and combines Digital Island's historical consolidated statements of operations data for the year ended September 30, 1999 and Sandpiper's historical consolidated statements of operations data for the 12-month period ended September 30, 1999. This presentation is consistent with the periods expected to be combined after the date of the closing of the merger.

   The summary unaudited pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. The summary unaudited pro forma combined financial data as of September 30, 1999 and for the year then ended, is derived from the unaudited pro forma condensed combined financial statements included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                          DIGITAL ISLAND AND SANDPIPER

              SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                (in thousands, except share and per share data)

                                                                Year Ended
                                                            September 30, 1999
                                                            ------------------
   Unaudited Pro Forma Combined Statement of Operations
    Data:
   Revenue.................................................     $   12,680
   Total costs and expenses................................        274,241
   Loss from operations....................................       (261,561)
   Net loss................................................       (259,729)
                                                                ----------
   Basic and diluted net loss per share....................     $   (14.15)
                                                                ----------
   Shares used in basic and diluted loss per share
    calculation............................................     18,354,758
                                                            September 30, 1999
                                                            ------------------
   Consolidated Balance Sheet Data:
   Cash and cash equivalents...............................     $   54,168
   Investments.............................................         31,691
   Working capital.........................................         52,017
   Total assets............................................        912,265
   Long-term obligations, including current portion........         13,808
   Total stockholders' equity..............................        863,410

                           COMPARATIVE PER SHARE DATA

   The following tables reflect (a) the historical net loss and book value per share of Digital Island common stock and the historical net income and book value per share of Sandpiper common stock in comparison with the unaudited pro forma net loss and book value per share after giving effect to the proposed merger of Digital Island with Sandpiper and (b) the equivalent historical net loss and book value per share attributable to 1.0727 shares of Digital Island common stock that will be received for each share of Sandpiper capital stock in the merger. The pro forma information assumes that for purposes of reporting combined information, historical financial information of Sandpiper will be restated to conform with Digital Island's fiscal year-end of September 30. The information presented in the following tables should be read in conjunction with the unaudited pro forma condensed combined financial statements included in this joint proxy statement/prospectus and the historical consolidated financial statements and related notes of Digital Island and Sandpiper.

                                                                  September 30,
                                                                      1999
                                                                  -------------
Digital Island Historical Per Share:
Net loss per share--basic and diluted............................    $ (4.58)
Book value per share(1)..........................................    $  2.20
Sandpiper Historical Per Share:
Net loss per share--basic and diluted............................    $ (1.67)
Book value per share(1)..........................................    $ (2.21)
Digital Island and Sandpiper Pro Forma Combined Per Share:
Net loss per Digital Island share--basic and diluted.............    $(14.15)
Net loss per equivalent Sandpiper share--basic and diluted(2)....    $(15.18)
Book value per Digital Island share(1)...........................    $ 24.02
Book value per equivalent Sandpiper share(2).....................    $ 25.77

--------
(1) The historical book value per share is computed by dividing stockholders' equity by the number of shares of common stock outstanding at September 30, 1999. The pro forma combined book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at September 30, 1999.

(2) The Sandpiper equivalent pro forma combined per share amounts are calculated by multiplying the Digital Island combined pro forma share amounts by the exchange ratio of 1.0727.

                            MARKET PRICE INFORMATION

   Digital Island's common stock has traded on the Nasdaq National Market under the symbol "ISLD" since June 29, 1999. The following table sets forth the range of high and low sales prices reported on the Nasdaq National Market for Digital Island common stock for the periods indicated.

                                                                  High    Low
                                                                 ------- ------
     Fiscal 1999
       Third Quarter............................................ $ 20.50 $ 8.66
       Fourth Quarter........................................... $ 40.44 $12.75
     Fiscal 2000
       First Quarter (through December 8, 1999)................. $114.94 $20.44

   There is no established public trading market for Sandpiper's common stock.

Recent Closing Prices

   As of October 22, 1999, the last trading day before announcement of the proposed merger, the closing price per share on the Nasdaq National Market of Digital Island common stock was $23. On December 8, 1999, the latest practicable trading day before the printing of this joint proxy statement/prospectus, the closing price per share of Digital Island common stock was $114.94.

   Because the market price of Digital Island common stock is subject to fluctuation, the market value of the shares of Digital Island common stock that Sandpiper shareholders will receive in the merger may increase or decrease prior to and following the merger. We urge you to obtain current market quotations for Digital Island common stock. We cannot assure you as to the future prices for Digital Island common stock.

                                  RISK FACTORS

   By voting in favor of the merger, Sandpiper shareholders will be choosing to invest in Digital Island common stock. An investment in Digital Island common stock involves a high degree of risk. In addition to the other information contained in this joint proxy statement/prospectus, investors in Digital Island common stock should carefully consider the following risk factors. If any of the following risks actually occur, the business and prospects of Sandpiper or Digital Island may be seriously harmed. In this case, the trading price of Digital Island common stock may decline, and you may lose all or part of your investment.

                          Risks Related To The Merger

Sandpiper shareholders will receive a fixed number of shares of Digital Island common stock and as a result, they will bear all the market risk of a decrease of the value of Digital Island shares issued in the merger.

   Upon the merger's completion, each share of Sandpiper capital stock will be exchanged for 1.0727 shares of Digital Island common stock. There will be no adjustment for changes in the market price of Digital Island common stock. In addition, neither Sandpiper nor Digital Island may terminate the merger agreement or "walk away" from the merger or resolicit the vote of its shareholders or stockholders solely because of changes in the market price of Digital Island common stock. Accordingly, the specific dollar value of Digital Island common stock that Sandpiper shareholders will receive upon the merger's completion will depend on the market value of Digital Island common stock when the merger is completed and may decrease from the date you submit your proxy. The share price of Digital Island common stock is by nature subject to the general price fluctuations in the market for publicly traded equity securities and has experienced significant volatility. We urge you to obtain recent market quotations for Digital Island common stock. We cannot predict or give any assurances as to the market price of Digital Island common stock at any time before or after the completion of the merger.

If we do not successfully integrate Sandpiper's operations and personnel or effectively manage the combined company, we may not achieve the benefits of the merger and may lose key personnel and customers.

   We entered into the merger agreement with the expectation that the merger will result in significant benefits. Achieving the benefits of the merger depends on the timely, efficient and successful execution of a number of post-merger events, including integrating the operations and personnel of the two companies. We will need to overcome significant obstacles, however, in order to realize any benefits or synergies from the merger. The successful execution of these post-merger events will involve considerable risk and may not be successful. Furthermore, Sandpiper's principal offices are located in Thousand Oaks, California while Digital Island's principal offices are located in San Francisco, California. There are currently plans to relocate Sandpiper's principal offices to San Francisco, California. However, in order for the merger to be successful, we must successfully integrate Sandpiper's operations and personnel with Digital Island's operations and personnel. Our failure to complete the integration successfully could result in the loss of key personnel and customers.

If we fail to cross-market successfully our products or develop new products, we will not increase or maintain our customer base or our revenues.

   We initially intend to offer our products and services to each other's customers. We cannot assure you that either of our respective customers will have any interest in the other company's products and services. The failure of these cross-marketing efforts would diminish the benefits realized by this merger.

   In addition, we intend after the merger to develop new products and services that combine the knowledge and resources of the Digital Island and Sandpiper businesses. We cannot offer any assurances that these products or services will be successful or that we can successfully integrate or realize the anticipated benefits of the merger. As a result, we may not be able to increase or maintain our customer base. We cannot assure you that the transactions or other data in Sandpiper's database will be predictive or useful in other sales channels, including systems integrators, web site designers and Internet service providers. To date, the companies have not thoroughly investigated the obstacles, technological, market-driven or otherwise, to developing and marketing these new products and services in a timely and efficient way. We cannot assure you that we will be able to overcome the obstacles in developing new products and services, or that there will be a market for the new products or services we develop after the merger. A failure or inability like this could have a material adverse effect on the combined company's business, financial condition and operating results or could result in loss of key personnel. In addition, the attention and effort devoted to the integration of the two companies will significantly divert management's attention from other important issues, and could seriously harm the combined company.

If the costs associated with the merger exceed the benefits realized, Digital Island may experience increased losses.

   If the benefits of the merger do not exceed the costs associated with the merger, including any dilution to Digital Island's stockholders resulting from the issuance of shares in connection with the merger, Digital Island's financial results could be adversely affected, including increased losses.

If we do not successfully integrate Sandpiper or the merger's benefits do not meet the expectations of financial or industry analysts, the market price for Digital Island's common stock may decline.

   The market price of Digital Island common stock may decline as a result of the merger if:

  . the integration of Digital Island and Sandpiper is unsuccessful;

  . Digital Island does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts; or

  . the effect of the merger on Digital Island's financial results is not consistent with the expectations of financial or industry analysts.

Sandpiper's officers and directors have conflicts of interest that may influence them to support or approve the merger.

   The directors and officers of Sandpiper participate in arrangements and have continuing indemnification against liabilities that provide them with interests in the merger that are different from, or in addition to, yours. The directors and officers of Sandpiper could therefore be more likely to vote to approve the merger agreement than if they did not hold these interests. Sandpiper shareholders should consider whether these interests may have influenced these directors and officers to support or recommend the merger.

   For example:

  . The Sandpiper board, in connection with approving the merger, approved the accelerated vesting of shares of Sandpiper common stock subject to repurchase rights of Sandpiper held by certain officers of Sandpiper.

  . Upon the effectiveness of the merger, certain current officers of Sandpiper will enter into employment agreements with Digital Island pursuant to which such officers will receive base salaries ranging from $170,000 to $240,000 and will become eligible to receive an annual bonus and severance payments if terminated by Digital Island prior to the expiration of the term of the employment agreement. Certain of the employment agreements also provide for the grant of options to purchase shares of Digital Island's common stock at the time of effectiveness of the merger.

  . Because the number of shares of Digital Island's common stock outstanding is larger than the number of shares of Sandpiper capital stock outstanding, certain officers, directors and affiliates of Sandpiper who receive shares of Digital Island's common stock in the merger may be allowed to sell or transfer a greater number of shares in a single transaction than would be possible prior to the merger pursuant to the volume restrictions of Rule 144 of the Securities Act.

  . Digital Island has agreed to cause the surviving corporation in the merger to indemnify each present and former Sandpiper officer and director against liabilities arising out of his or her service as an officer or director.

   See "The Merger Agreement and Related Agreements--Related Agreements-- Employment Agreements" and "The Merger--Interests of Officers and Directors in the Merger."

Failure to complete the merger could negatively impact Sandpiper's operating results and its ability to enter into an alternative transaction.

   If the merger is not completed for any reason, Sandpiper may be subject to a number of material risks, including the following:

  . Sandpiper may be required to pay Digital Island an aggregate of $30.0 million in termination fees; and

  . Sandpiper's costs related to the merger, such as legal and accounting fees, must be paid even if the merger is not completed.

   If the merger is terminated and Sandpiper's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than the price to be paid in the merger. In addition, while the merger agreement is in effect, Sandpiper is prohibited from soliciting, initiating or encouraging or entering into extraordinary transactions, such as a merger, sale of assets or other business combination, with any party other than Digital Island. As a result of this prohibition, Sandpiper will be precluded from discussing potential transactions should the merger not occur, and may lose an opportunity for a transaction with another potential partner at a favorable price if the merger is not completed.

Uncertainties associated with the merger may cause Sandpiper customers to delay or defer decisions concerning Sandpiper or may cause Sandpiper to lose customers.

   Sandpiper customers may, in response to the announcement of the merger, delay or defer decisions concerning Sandpiper. Any delay or deferral in those decisions by Sandpiper customers could have a material adverse effect on Sandpiper's business. For example, Sandpiper could experience a decrease in expected revenue as a consequence of the uncertainties associated with the merger.

Uncertainties associated with the merger may cause Sandpiper to lose key personnel.

   Current and prospective Sandpiper employees may experience uncertainty about their future roles with Digital Island until Digital Island's strategies with regard to Sandpiper are announced or executed. Any uncertainty may adversely affect Sandpiper's ability to attract and retain key management, sales, marketing and technical personnel.

If Digital Island does not effectively manage the integration of acquired companies other than Sandpiper, it could disrupt its business and cause increased losses.

   As a part of its business strategy, Digital Island expects to enter into additional business combinations and acquisitions. Acquisition transactions require a significant commitment of resources and are accompanied by a number of risks, including:

  . the difficulty of assimilating the operations and personnel of the acquired companies;

  . the potential disruption of Digital Island's ongoing business and distraction of management;

  . the difficulty of incorporating acquired technology and rights into Digital Island's products and services;

  . unanticipated expenses related to technology integration;

  . the maintenance of uniform standards, controls, procedures and policies;

  . the impairment of relationships with employees and customers as a result of any integration of new management personnel; and

  . potential unknown liabilities associated with acquired businesses.

   The combined company may not succeed in addressing these risks or any other problems encountered in connection with these potential business combinations and acquisitions, which could disrupt Digital Island's business and cause increased losses.

Method of accounting for the merger may delay profitability of Digital Island.

   The merger will be accounted for under the "purchase" method of accounting, meaning that the purchase price for Sandpiper must be allocated to the acquired assets and assumed liabilities of Sandpiper. The combined company's profitability is expected to be delayed beyond the time frame in which Digital Island or Sandpiper, as independent entities, may have otherwise achieved profitability because of the use of the purchase method of accounting. Any amount allocated to goodwill, preliminarily estimated at approximately $971 million, must be amortized ratably over five years. Additionally, the merger may result in an in-process research and development charge recorded in the quarter the merger is completed and deducted from net income in determining the profitability of Digital Island for that quarter. Digital Island has not yet completed an evaluation of Sandpiper's in-process research and development projects to determine the amount, if any, of the charge.

Issuance of additional shares of Digital Island may reduce the Digital Island stock price.

   In connection with the merger, Digital Island estimates that approximately
24.5 million newly-issued shares of Digital Island common stock will be issued to current Sandpiper shareholders. The issuance of Digital Island common stock in the merger will reduce Digital Island's earnings per share, if any. This dilution could reduce the market price of Digital Island common stock unless and until the combined company achieves revenue growth or cost savings and other business economies sufficient to offset the effect of this issuance. There can be no assurance that Digital Island will achieve revenue growth, cost savings or other business economies or that you will achieve greater returns as a Digital Island stockholder than as a Sandpiper shareholder. In addition, the immediate availability of this substantial number of additional shares of Digital Island common stock for sale in the market could decrease the per share market price of Digital Island common stock.

Shares eligible for future sale in the open market could depress the Digital Island stock price.

   Sales of substantial amounts of Digital Island common stock (including shares issued upon the exercise of outstanding options and warrants) in the public market following the merger, or the appearance that a large number of shares is available for sale, could depress the market price for Digital Island's common stock. The number of shares of common stock available for sale in the public market is limited by agreements under which Digital Island and its executive offices, directors and certain other holders of outstanding shares of common stock and options and warrants to purchase common stock have agreed not to sell or otherwise dispose of any of their shares until December 26, 1999. In addition, Digital Island stockholders holding approximately 45% of the outstanding common stock of Digital Island and Sandpiper shareholders holding approximately 76% of the outstanding capital stock of Sandpiper, have agreed not to sell their shares of Digital Island common stock from the time of the merger until the earliest to occur of (a) the sale by Digital Island of Digital Island common stock for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act, (b) July 15, 2000, (c) the effective date of a merger of Digital Island with or into another corporation in which fifty (50%) or more of the voting power of Digital Island is disposed of, or the sale of all or substantially all of the assets of Digital Island; or (d) such other date, and with such limitations, as may be approved by unanimous vote of the board of directors of Digital Island.

   Furthermore, the holders of approximately 25 million restricted shares of Digital Island stock are entitled to certain rights with respect to registration of such shares for sale in the public market. If these holders sell in the public market, such sales could have a material adverse effect on the market price of Digital Island's common stock. In addition to the adverse effect a price decline could have on holders of Digital Island's common stock, that decline would likely impede Digital Island's ability to raise capital through the issuance of additional shares of common stock or other equity securities. See "Digital Island Shares Eligible for Future Sale" and "Certain Transactions--Investors' Rights Agreement."

                        Risks Related To Digital Island

Digital Island has a short operating history upon which to base your investment decision.

   Digital Island's limited operating history makes it difficult for it to predict future results of operations, and makes it difficult to evaluate Digital Island or its prospects. Digital Island was incorporated in 1994, and began offering its global applications network services in January 1997. Prior to such time, Digital Island was engaged in activities unrelated to its current operations, and as a result, the results of operations for such periods are not comparable to its results of operations for 1997 or any subsequent periods.

Digital Island has incurred operating losses since its inception and expects future operating losses for the foreseeable future.

   The revenue and income potential of Digital Island's business and market is unproven. From inception, Digital Island has experienced operating losses, negative cash flow from operations and net losses in each quarterly and annual period. For the fiscal year ended September 30, 1998, its operating loss, negative cash flow from operations and net loss were $17.1 million, $15.7 million and $16.8 million, respectively. For the fiscal year ended September 30, 1999, its operating loss, negative cash flow from operations and net loss were $52.5 million, $39.7 million and $50.9 million, respectively. As of September 30, 1999, Digital Island had an accumulated deficit of approximately $73.1 million.

   Currently, Digital Island anticipates making significant investments in its network infrastructure and product development as well as its sales and marketing programs and personnel. For example, Digital Island has substantially increased the level of its anticipated capital expenditures for network expansion, facilities and related costs over the next 12 months to approximately $80.0 million to $100.0 million; this increased level of anticipated capital expenditures will require significant additional financing, as further described in Digital Island's "Management Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Therefore, Digital Island believes that it will continue to experience significant losses on a quarterly and annual basis for the foreseeable future. You must consider Digital Island and its prospects in light of the risks and difficulties encountered by companies in new and rapidly evolving markets. Digital Island's ability to address these risks depends on a number of factors which include its ability to:

  . market its brand name effectively to companies in its target markets;

  . provide reliable and cost-effective services to attract and retain its target customers;

  . continue to grow its infrastructure to accommodate new Internet developments and increase utilization of its network to maintain and increase its ability to service new and existing customers; and

  . expand its channels of distribution to increase its presence in its target markets.

   Digital Island may not be successful in meeting these challenges and addressing these risks and uncertainties. If Digital Island is unable to do so, its business will not be successful and the value of your investment in Digital Island will decline.

   Although Digital Island has experienced growth in revenues in recent periods, this growth rate may not be indicative of future operating results. Digital Island may never be able to achieve or sustain profitability.

Digital Island's operating results may fluctuate in future periods which may cause volatility or a decline in the price of its stock.

   Due to a variety of factors, Digital Island expects to experience significant fluctuations in its future results of operations, and shortfalls in revenue may cause significant variations in its operating results in any quarter. Such fluctuations may cause the price of Digital Island's stock to fall. Factors, many of which are out of Digital Island's control, that could cause its operating results to fluctuate and its stock price to fall include:

  . demand for and market acceptance of its products and services may decline or fail to increase enough to offset Digital Island's costs;

  . introductions of new products and services or enhancements by Digital
    Island and its competitors may increase Digital Island's costs or make its existing products or services obsolete;

  . the prices Digital Island can charge its customers may decline due to price competition with its competitors;

  . utilization of Digital Island's global network may increase beyond its capacity and Digital Island may incur expenses to increase such capacity;

  . continuity of its service and network availability could be interrupted, reducing revenue;

  . the availability and cost of bandwidth may reduce Digital Island's ability to increase bandwidth as necessary, reducing Digital Island's revenue;

  . the timing of customer installations and the timing of expansion of Digital Island's network infrastructure may vary from quarter to quarter;

  . the mix of products and services Digital Island sells may change and the new mix may generate less revenue;

  . the timing and magnitude of Digital Island's capital expenditures, including costs relating to the expansion of operations, may vary from quarter to quarter;

  . bandwidth used by customers may fluctuate from quarter to quarter affecting Digital Island's profits from such customers; and

  . conditions specific to the Internet industry and other general economic factors may affect the prices Digital Island can charge or the expenses it incurs.

   In addition, a relatively large portion of Digital Island's expenses are fixed in the short-term, particularly with respect to telecommunications capacity, depreciation, real estate, interest and personnel, and therefore its results of operations are particularly sensitive to fluctuations in revenues. Due to the foregoing, Digital Island believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance. See Digital Island's "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

Digital Island must offer services priced above the overall cost of bandwidth, and any failure to do so will jeopardize its operating results.

   If Digital Island does not obtain adequate bandwidth capacity on acceptable terms and realize appropriate customer volume for such bandwidth, it will not achieve positive gross profit. Digital Island purchases its bandwidth capacity on a fixed-price basis in advance of the sale of its services for such bandwidth. Digital Island sells its services, by contract, on the basis of actual usage. Digital Island's bandwidth costs currently are exceeding its revenues from the sale of services, which results in negative gross profit. In the future, it must obtain enough bandwidth to meet its projected customer needs, and it must realize adequate volume from its customers to support and justify such bandwidth capacity and expense.

   Digital Island expects that its cost to obtain bandwidth capacity for the transport of data over its network will decline over time as a result of, among other things, the large amount of capital currently being invested to build infrastructure providing additional bandwidth. Digital Island expects the prices it charges for data transported over its network will also decline over time as a result of, among other things, the lower cost of obtaining bandwidth and existing and new competition in the markets it addresses. As a result, Digital Island's historical revenue rates are not indicative of future revenue based on comparable traffic volumes. If Digital Island fails to accurately predict the decline in costs of bandwidth or, in any event, if Digital Island is unable to sell its services at acceptable prices relative to its bandwidth costs, or if it fails to offer additional services from which it can derive additional revenues, Digital Island's revenues will decrease and its business and financial results will suffer.

   Digital Island's data replication (mirroring) and storage (caching) business is attractive to customers primarily because these services eliminate a significant portion of the cost of transporting data by deploying data in close proximity to the end users. To the extent bandwidth costs decrease, the prices Digital Island may charge for these services will decrease as well. If the cost of bandwidth decreases in excess of Digital Island's expectations, the value of these services could be substantially reduced, which would harm Digital Island's business and financial results.

Digital Island must retain and expand its customer base or else it will continue to be unprofitable.

   Digital Island currently incurs costs greater than its revenues, and needs to increase customer revenue in order to become profitable. Digital Island incurs significant fixed costs to purchase its bandwidth capacity and maintain its network. Digital Island also has payroll and other working capital needs. If Digital Island is unable to retain or grow its customer base, it will not be able to increase its sales and revenues or create economies of scale to offset its fixed and other operating costs. Digital Island's ability to attract new customers depends on a variety of factors, including:

  . the willingness of businesses to outsource their Internet operations;

  . the reliability and cost-effectiveness of Digital Island's services; and

  . Digital Island's ability to effectively market such services.

   To attract new customers Digital Island intends to significantly increase its sales and marketing expenditures. However, Digital Island's efforts might not result in more sales as a result of the following factors:

  . Digital Island may be unsuccessful in implementing its marketing strategies;

  . Digital Island may be unsuccessful in hiring a sufficient number of qualified sales and marketing personnel; and

  . any implemented strategies might not result in increased sales.

Any failure of Digital Island's network infrastructure could lead to significant costs and disruptions which could reduce its revenues and harm its business and financial results.

   Digital Island's business is dependent on providing its customers with fast, efficient and reliable network services. To meet these customer requirements it must protect its network infrastructure against damage from:

  . human error;

  . fire;

  . natural disasters;

  . power loss;

  . telecommunications failures; and

  . similar events.

   Despite precautions taken by Digital Island, the occurrence of a natural disaster or other unanticipated problems at one or more of its data centers could result in service interruptions or significant damage to equipment. Digital Island has experienced temporary service interruptions in the past, and it could experience similar interruptions in the future.

Any failure of Digital Island's telecommunications providers to provide required data communications capacity to Digital Island could result in interruptions in its services.

   Digital Island's operations are dependent upon data communications capacity provided by third-party telecommunications providers. Any failure of such telecommunications providers to provide the capacity Digital Island requires may result in a reduction in, or termination of, services to its customers. This could cause Digital Island to lose customers or fees charged to such customers, and Digital Island's business and financial results could suffer.

Future customer warranty claims based on service failures could exceed Digital Island's insurance coverage.

   Digital Island's customer contracts currently provide limited service level warranties related to the availability of service on a 24 hours a day, seven days per week basis, except for certain scheduled maintenance periods, and for packet losses. This warranty is limited to a credit for a limited amount for a period of time for disruptions in Internet transmission services and/or certain levels of packet losses. To date, Digital Island has had no material expense related to such service level warranties. Should Digital Island incur significant obligations in connection with system downtime, Digital Island's liability insurance may not be adequate to cover such expenses. Although Digital Island's customer contracts typically provide for no recovery with respect to incidental, punitive, indirect and consequential damages resulting from damages to equipment or disruption of service, in the event of such damages, Digital Island may be found liable, and, in such event, such damages may exceed its liability insurance.

Digital Island's failure to make timely upgrades to increase the capacity of its network may reduce demand for its services.

   Due to the limited deployment of Digital Island's services to date, the ability of its network to connect and manage a substantially larger number of customers at high transmission speeds is as yet unknown. Digital Island's network may not be able to be scaled up to expected customer levels while maintaining superior performance or that additional network capacity will be available from third-party suppliers as it is needed by Digital Island. In addition, as customers' usage of bandwidth increases, Digital Island will need to make additional investments in its infrastructure to maintain adequate downstream data transmission speeds, the availability of which may be limited or the cost of which may be significant. Upgrading Digital Island's infrastructure may cause delays or failures in its network. As a result, Digital Island's network may be unable to achieve or maintain a sufficiently high capacity of data transmission as usage by its customers increases. Digital Island's failure to achieve or maintain high capacity data transmission could significantly reduce demand for its services, reducing its revenues and causing its business and financial results to suffer.

Digital Island cannot accurately predict the size of its market, and if its market does not grow as it expects, Digital Island's revenues will be below its expectations and its business and financial results will suffer.

   Digital Island is a new company engaging in a developing business with an unproven market. Accordingly, Digital Island cannot accurately estimate the size of its market or the potential demand for its services. If Digital Island's customer base does not expand or if there is not widespread acceptance of Digital Island's products and its services, its business and prospects will be harmed. For the fiscal year ended September 30, 1999, it had 83 billing customers, of which one, E*TRADE, accounted for approximately 35% of its revenues. Digital Island believes that its potential to grow and increase its market acceptance depends principally on the following factors, some of which are beyond its control:

  . the effectiveness of its marketing strategy and efforts;

  . its product and service differentiation and quality;

  . the extent of its network coverage;

  . its ability to provide timely, effective customer support;

  . its distribution and pricing strategies as compared to its competitors;

  . its industry reputation; and

  . general economic conditions such as downturns in the computer or software markets.

Digital Island will require significant additional capital, which it may not be able to obtain.

   The expansion and development of Digital Island's business will require significant capital in the future to fund its operating losses, working capital needs and capital expenditures. Digital Island may not be able to obtain future equity or debt financing on satisfactory terms or at all. Digital Island's failure to generate sufficient cash flows from sales of services or to raise sufficient funds may require it to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities. In addition, Digital Island's credit agreements contain covenants restricting its ability to incur further indebtedness, and future borrowing instruments such as credit facilities and lease agreements are likely to contain similar or more restrictive covenants and will likely require Digital Island to pledge assets as security for borrowings thereunder. Digital Island's inability to obtain additional capital on satisfactory terms may delay or prevent the expansion of its business, which could cause its business and financial results to suffer.

   Digital Island's principal capital expenditures and lease payments include the purchase, lease and installation of network equipment such as switches, routers, servers and storage devices. Digital Island's working capital is primarily comprised of accounts receivable, accounts payable and accrued expenses. The timing and amount of Digital Island's future capital requirements may vary significantly depending on numerous factors, including regulatory, technological, competitive and other developments in its industry. Due to the uncertainty of these factors, Digital Island's actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect its future capital requirements. See Digital Island's "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Rapid growth in Digital Island's business could strain its resources and harm its business and financial results.

   The planned expansion of Digital Island's operations will place a significant strain on its management, financial controls, operations systems, personnel and other resources. Digital Island expects that its customers increasingly will demand additional information and reports with respect to the services it provides. To handle these demands and enable future traffic growth, Digital Island must develop and implement an automated customer service system. In addition, if Digital Island is successful in implementing its marketing strategy, Digital Island also expects the demands on its network infrastructure and technical support resources to grow rapidly, and it may experience difficulties responding to customer demand for its services and providing technical support in accordance with its customers' expectations. Digital Island expects that these demands will require not only the addition of new management personnel, but also the development of additional expertise by existing management personnel and the establishment of long-term relationships with third-party service vendors. Digital Island may not be able to keep pace with any growth, successfully implement and maintain its operational and financial systems or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in its evolving and increasingly competitive industry. If Digital Island is unable to manage growth effectively, it may lose customers or fail to attract new customers and its business and financial results will suffer. See Digital Island's "Business--Business Strategy."

Digital Island could lose customers and expose the company to liability if breaches of its network security disrupt service to its customers or jeopardize the security of confidential information stored in its computer systems.

   Despite the implementation of network security measures, Digital Island's network infrastructure is vulnerable to computer viruses, break-ins and similar disruptive problems caused by its customers or Internet users. Any of these acts could lead to interruptions, delays or cessation in service to Digital Island's customers and subscribers. Furthermore, such inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information stored in its computer systems and its customers computer systems, which may result in liability to and may also deter potential customers. Although Digital Island intends to continue to implement industry-standard security measures, any measures it implements may be circumvented in the future. The costs and resources required to eliminate computer viruses and alleviate other security problems may result in interruptions or delays to its customers that could cause its business and financial results to suffer.

The integration of key new employees and officers into Digital Island's management team has interfered, and will continue to interfere, with its operations.

   Digital Island has recently hired a number of key employees and officers including its chief financial officer, vice president of sales and vice president of corporate development, each of whom has been with Digital Island for less than a year. To integrate into Digital Island, such individuals must spend a significant amount of time learning its business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to Digital Island's ongoing operations. If Digital Island fails to complete this integration in an efficient manner, its business and financial results will suffer.

Digital Island must retain and attract key employees or else it may not grow or be successful.

   Digital Island is highly dependent on key members of its management and engineering staff, including, without limitation, its president and chief executive officer, chief technology officer and vice president of marketing. The loss of one or more of these officers might impede the achievement of Digital Island's business objectives. Furthermore, recruiting and retaining qualified technical personnel to perform research, development and technical support work is critical to its success. If Digital Island's business grows, it will also need to recruit a significant number of management, technical and other personnel for its business. Competition for employees in Digital Island's industry is intense. Digital Island may not be able to continue to attract and retain skilled and experienced personnel on acceptable terms. See Digital Island's "Business--Employees" and "Management."

Digital Island depends on a limited number of third party suppliers for key components of its network infrastructure, and the loss of one or more suppliers may slow its growth or cause it to lose customers.

   Digital Island is dependent on other companies to supply key components of its infrastructure, including bandwidth capacity leased from telecommunications network providers and networking equipment that, in the quantities and quality demanded by it, are available only from sole or limited sources. While Digital Island has entered into various agreements for carrier line capacity, any failure to obtain additional capacity, if required, would impede the growth of its business and cause its financial results to suffer. The routers and switches used in its infrastructure are currently supplied primarily by Cisco Systems. Digital Island purchases these components pursuant to purchase orders placed from time to time, it does not carry significant inventories of these components and it has no guaranteed supply arrangements with this vendor. Any failure to obtain required products or services on a timely basis and at an acceptable cost would impede the growth of its business and cause its financial results to suffer. In addition, any failure of Digital Island's sole or limited source suppliers to provide products or components that comply with evolving Internet and telecommunications standards or that interoperate with other products or components used by Digital Island in its communications infrastructure could cause its business and financial results to suffer.

Digital Island's failure to adequately protect its proprietary rights may harm its competitive position.

   Digital Island relies on a combination of copyrights, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in its products and services. However, Digital Island will not be able to protect its intellectual property if it is unable to enforce its rights or if it does not detect unauthorized use of its intellectual property.

   Although Digital Island has filed a patent application with respect to its TraceWare technology with the United States Patent and Trademark Office, such application is pending and Digital Island currently has no patented technology that would preclude or inhibit competitors from entering its market. Moreover, none of Digital Island's technology is patented abroad, nor does it currently have any international patent applications pending. Digital Island cannot be certain that any pending or future patent applications will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent that may be issued will provide competitive advantages to Digital Island.

   Digital Island has applied for trademarks and service marks on certain terms and symbols that it believes are important for its business. In addition, it generally enters into confidentiality or license agreements with its employees and consultants and with its customers and corporations with whom Digital Island has strategic relationships, and Digital Island attempts to maintain control over access to and distribution of its software documentation and other proprietary information. However, the steps Digital Island has taken to protect its technology or intellectual property may be inadequate. Digital Island's competitors may independently develop technologies that are substantially equivalent or superior to Digital Island's. Moreover, in other countries where Digital Island does business, there may not be effective legal protection of patents and other proprietary rights that Digital Island believes are important to Digital Island's business. See Digital Island's "Business--Intellectual Property Rights."

Digital Island may be unable to license necessary technology and it may be subject to infringement claims by third parties.

   Digital Island's commercial success will also depend in part on not infringing the proprietary rights of others and not breaching technology licenses that cover technology used in its products. It is uncertain whether any third party patents will require Digital Island to develop alternative technology or to alter its products or processes, obtain licenses or cease activities that infringe on third party's intellectual property rights. If any such licenses are required, Digital Island may not be able to obtain such licenses on commercially favorable terms, if at all. Digital Island's failure to obtain a license to any technology that it may require to commercialize its products and services could cause its business and prospects to suffer. Litigation, which could result in substantial cost to Digital Island, may also be necessary to enforce any patents issued or licensed to it or to determine the scope and validity of third party proprietary rights. See Digital Island's "Business--Intellectual Property Rights."

Digital Island is subject to risks associated with entering into joint ventures, including inconsistent goals and exposure to unknown liabilities and unexpected obligations.

   Digital Island's strategy is to pursue international expansion through relationships and joint ventures with local Internet service providers and telecommunications carriers in other countries. Digital Island may not have a majority interest or control of the governing body of any such local operating joint venture. In any such joint venture in which Digital Island may participate, there will be a risk that the other joint venture partner may at any time have economic, business or legal interests or goals that are inconsistent with those of the joint venture or of Digital Island. The risk also will be present that a joint venture partner may be unable to meet its economic or other obligations and that Digital Island may be required to fulfill those obligations. In addition, in any joint venture in which Digital Island does not have a majority interest, it may not have control over the operations or assets of such joint venture. Digital Island may not be able to establish peering relationships or joint ventures with local Internet service providers and telecommunications carriers in other countries on favorable terms or at all. Digital Island's failure to establish these relationships may cause Digital Island to lose customers or slow its growth and its business and financial results would suffer.

Acquisitions Digital Island makes could disrupt its business and harm its financial condition.

   Digital Island intends to make investments in other complementary companies, products and technologies in the future. In the event of any future purchases, Digital Island could:

  . issue stock that would dilute the ownership of its then existing shareholders, including investors who purchase common stock in this offering;

  . incur debt;

  . assume liabilities;

  . incur amortization expenses related to goodwill and other intangible assets; or

  . incur large and immediate write-offs.

   These purchases also involve numerous risks, including:

  . problems integrating the operations, technologies or products purchased with those Digital Island already has;

  . unanticipated costs;

  . diversion of management's attention from Digital Island's core business;

  . adverse effects on existing business relationships with suppliers and customers;

  . risks associated with entering markets in which Digital Island has no or limited prior experience; and

  . potential loss of key employees, particularly those of the purchased organizations.

Digital Island has anti-takeover defenses that could delay or prevent a takeover that stockholders may consider favorable.

   Certain provisions of Digital Island's certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of Digital Island. For example, its board of directors is divided into three classes to serve staggered three-year terms, Digital Island may authorize the issuance of up to 10,000,000 shares of "blank check" preferred stock, Digital Island's stockholders may not take actions by written consent and its stockholders are limited in their ability to make proposals at stockholder meetings. See Digital Island's "Description of Capital Stock" for a further discussion of these provisions.

Digital Island stock will likely be subject to substantial price and volume fluctuations due to a number of factors, some of which are beyond Digital Island's control.

   Stock prices and trading volumes for many Internet companies fluctuate widely for a number of reasons, including some reasons which may be unrelated to their businesses or results of operations. This market volatility, as well as general domestic or international economic, market and political conditions, could materially adversely affect the price of Digital Island's common stock without regard to its operating performance. In addition, Digital Island's operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of Digital Island's common stock would likely significantly decrease.

                           Risks Related To Sandpiper

Sandpiper has a limited operating history, which may limit your ability to evaluate its business.

   Sandpiper commenced operations in December 1996 and introduced its service in September 1998, and therefore has a limited operating history. This may limit your ability to evaluate its prospects and performance, and an investment in its common stock, due to:

  . its limited historical financial data;

  . its unproven potential to generate profits; and

  . its limited experience in addressing emerging trends that may affect
    Sandpiper's business.

   You should consider Sandpiper's prospects in light of the risks, expenses and difficulties it may encounter as an early stage company in the new and rapidly evolving market for Internet content delivery solutions. As a result of such risks, expenses and difficulties, Sandpiper may not be able to:

  . successfully market its content delivery solution;

  . maintain and expand its market share in the highly competitive market for Internet content delivery solutions;

  . timely and effectively introduce new services and service enhancements that are responsive to the needs of its customers; and

  . attract, train and retain qualified sales, technical and customer support personnel.

   Sandpiper discusses these and other risks in more detail below.

Sandpiper has a history of losses, expects continuing losses and may never achieve profitability.

   Sandpiper has never been profitable. Sandpiper has incurred significant losses since inception and expects to continue to incur significant losses for the foreseeable future. Sandpiper reported a net loss of approximately $5.1 million for the year ended December 31, 1998, and approximately $10.1 million for the nine months ended September 30, 1999. As of September 30, 1999, Sandpiper had an accumulated deficit of $15.5 million. Sandpiper cannot be certain that its revenue will grow or that it will achieve sufficient revenue to achieve profitability. Sandpiper's failure to significantly increase its revenue would seriously harm its business and operating results. Sandpiper's operating expenses are largely based on anticipated revenue trends, and a high percentage of its expenses are, and will continue to be, fixed in the short term. In addition, Sandpiper expects to continue to incur significant and increasing sales and marketing, product development, administrative and other expenses, including fees to obtain access to bandwidth for the transport of data over its network. As a result, Sandpiper will need to generate significantly higher revenues to achieve and maintain profitability. If Sandpiper's revenue grows more slowly than it anticipates or if its operating expenses increase more than it expects or cannot be reduced in the event of lower revenue, Sandpiper's business will be materially and adversely affected.

Sandpiper's quarterly financial performance is likely to be unpredictable in the future.

   Sandpiper's revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of its control. The primary factors that may affect Sandpiper include the following:

  . the timing and size of sales of its services;

  . changes in its pricing policies or the pricing policies of its competitors;

  . the length of the sales cycle and implementation periods for its services;

  . increases in the prices of, and the availability of, the products and services it purchases, including bandwidth;

  . new product and service introductions and enhancements by its competitors and Sandpiper itself;

  . its ability to attain and maintain quality levels for its services;

  . costs related to acquisitions of technology or businesses; and

  . general economic conditions as well as those specific to the Internet and related industries.

   In addition, Sandpiper's quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in its sales. Because its sales have grown in each quarter since its inception, these fluctuations may not be apparent from its historical financial statements. However, Sandpiper believes that its sales and sales growth from period to period have been, and will continue to be, affected by the seasonal demand for Sandpiper's services from its customers, which will be in turn primarily dependent upon the demand for their services from their customers. For example, Sandpiper believes that Internet usage will continue to peak, at least in the next several years, in the fourth quarter of each calendar year as a result of the increase in e-commerce transactions resulting from the holiday season. As a result, Sandpiper anticipates that its revenue may peak in the first quarter of each calendar year due to the nature of its deferred billing cycles. Due to the above factors, Sandpiper believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance.

Sandpiper's business will suffer if it does not anticipate and meet specific customer requirements.

   In general, Sandpiper enters into 12-month contracts with its customers to provide Internet content delivery services. These contracts typically include specific performance requirements, including the features provided, reliability, processing speed and similar requirements. In addition, Sandpiper's current and prospective customers may require features and capabilities that its current service offering does not have. To achieve market acceptance for its service, it must effectively and timely anticipate and adapt to customer requirements and offer services that meet customer demands. Sandpiper's failure to offer services that satisfy customer requirements would seriously harm its business, results of operations and financial condition.

   Sandpiper intends to continue to invest in technology development. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. Sandpiper may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services as well as enhancements. The introduction of new or enhanced services also requires that Sandpiper manage the transition from older services in order to minimize disruption in customer ordering patterns and ensure that it can deliver services to meet anticipated customer demand. Sandpiper's inability to effectively manage this transition would materially adversely affect its business, results of operations and financial condition.

Sandpiper's business will suffer if it is not able to scale its network as demand increases.

   Sandpiper has had only limited deployment of its Internet content delivery service to date, and Sandpiper cannot be certain that its network can connect and manage a substantially larger number of customers at high transmission speeds. Sandpiper may not be able to scale its network to expected customer levels while maintaining superior performance. In addition, as customers' usage of bandwidth increases, Sandpiper will need to make additional investments in its infrastructure to maintain adequate downstream data transmission speeds. Sandpiper cannot assure you that it will be able to make these investments successfully or at an acceptable cost. Upgrading Sandpiper's infrastructure may cause delays or failures in its network. As a result, in the future Sandpiper's network may be unable to achieve or maintain a sufficiently high transmission capacity. Sandpiper's failure to achieve or maintain high capacity data transmission could significantly reduce demand for its service, reducing its revenue and causing its business and financial results to suffer.

A limited number of customers will account for a high percentage of Sandpiper's revenue, and the loss of a key customer would adversely affect its revenues and be perceived as a loss of momentum in its business.

   Sandpiper expects that a small number of its customers will account for a substantial portion of its revenues for the foreseeable future. As a result of this concentration of Sandpiper's customer base, a loss of or decrease in business from one or more of these customers would materially adversely affect its revenues, business and prospects. Similarly, if Sandpiper's customers are unsuccessful in competing for end users in their own intensely competitive markets or experience other financial or operating difficulties, its revenues, business and prospects would be materially adversely affected. Potential customers of Sandpiper and public market analysts or investors may perceive any loss of a customer as a loss of momentum in Sandpiper's business, which may adversely affect future opportunities to sell its products and services and cause its stock price to decline. Also, Sandpiper cannot be sure that its major customers, individually or as a group, will continue to generate revenues in any future period.

Sandpiper's operating results may fluctuate because the sales cycle for its services is long.

   To date, Sandpiper's customers have taken a long time to evaluate its services, and many people within its customers' organizations have been involved in the process. Along with Sandpiper's distribution partners, it spends a significant amount of time educating and providing information to its prospective customers regarding the use and benefits of Sandpiper's services. Even after purchase, Sandpiper's customers tend to deploy Footprint and its other services slowly and deliberately, depending on the skill set of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy its services. The long sales and implementation cycles for Sandpiper's services may cause license revenues and operating results to vary significantly from period to period.

Because Sandpiper's Internet content delivery service is complex and is deployed in complex environments, it may have errors or defects that could seriously harm Sandpiper's business.

   Sandpiper's Internet content delivery service is highly complex and is designed to be deployed in very large and complex networks. Because of the nature of Sandpiper's service, it can only fully test it when it is fully deployed in very large networks with high traffic. As of October 1, 1999, Sandpiper's network of Sun SPARC servers were located across 25 distinct networks in more than five countries worldwide. Sandpiper and its customers have from time to time discovered errors and defects in its software. In the future, there may be additional errors and defects in Sandpiper's software that may adversely affect its service. If Sandpiper is unable efficiently to fix errors or other problems that may be identified, it could experience:

  . loss of or delay in revenue and loss of market share;

  . loss of customers;

  . failure to attract new customers or achieve market acceptance;

  . diversion of development resources;

  . loss of reputation and credibility;

  . increased service costs; and

  . legal actions by Sandpiper's customers.

Sandpiper's business will suffer if it does not respond rapidly to technological changes.

   The market for Internet content delivery services is likely to be characterized by rapid technological change, frequent new product introductions and changes in customer requirements. Sandpiper may be unable to respond quickly or effectively to these developments. If existing or prospective competitors introduce products, services or technologies that are better than Sandpiper's or that gain greater market acceptance, or if new industry standards emerge, Sandpiper's service may become obsolete, which would materially and adversely affect its business, results of operations and financial condition.

   In developing Sandpiper's service, it has made, and will continue to make, assumptions about the standards that its customers and competitors may adopt. If the standards adopted are different from those which Sandpiper has chosen to support, market acceptance of its service may be significantly reduced or delayed and its business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render Sandpiper's existing service obsolete.

Sandpiper's brand is not well-known, and failure to develop brand recognition could hurt its ability to compete effectively.

   To successfully execute Sandpiper's strategy, it must strengthen its brand awareness. If Sandpiper does not build its brand awareness, its ability to realize its strategic and financial objectives could be hurt. Many of Sandpiper's competitors and potential competitors have well-established brands associated with the provision of Internet services. To date, Sandpiper's market presence has been limited principally to the Atlanta, Boston, Chicago, Dallas, London, Los Angeles, New York, San Francisco and Washington, D.C. metropolitan areas. To date, Sandpiper has attracted its existing customers primarily through a relatively small sales force, word of mouth, and targeted media advertising. In order to build Sandpiper's brand awareness, it intends to significantly increase its marketing efforts, which may not be successful, and it must continue to provide high quality services. As part of Sandpiper's brand building efforts, it expects to increase its marketing budget substantially as well as its marketing activities, including advertising, tradeshows, direct response programs and new launch events. Sandpiper may not succeed as planned.

Sandpiper is dependent on certain members of its senior management, the loss of whom would negatively affect its business.

   Sandpiper's future success depends in large part on the continued services of its senior management and key personnel. In particular, Sandpiper is highly dependent on the services of Leo Spiegel, its chief executive officer and president, David Farber, its chief technology officer, and Andrew Swart, its vice president of engineering. Sandpiper does not have employment contracts with any member of its senior management. Any loss of the services of Messrs. Spiegel, Farber or Swart, other members of senior management or other key personnel would negatively affect Sandpiper's business.

Any failure of Sandpiper's network infrastructure could lead to significant costs and disruptions that could reduce its revenue and harm its business, financial results and reputation.

   Sandpiper's business is dependent on providing its customers with fast, efficient and reliable Internet content delivery. To meet these customer requirements, Sandpiper must protect its network infrastructure, including in particular its network operations center, against damage from:

  . human error;

  . physical or electronic security breaches;

  . fire, earthquake, flood and other natural disasters;

  . power loss;

  . sabotage and vandalism; and

  . similar events.

   Despite precautions Sandpiper has taken, the occurrence of a natural disaster or other unanticipated problems at its network operations center or at one or more of its servers or server clusters could result in service interruptions or significant damage to equipment. Sandpiper provides a service guarantee that its networks will deliver Internet content 24 hours a day, seven days a week, 365 days a year. If Sandpiper does not provide this service, the customer does not pay for its services on that day. Any widespread loss of services would reduce Sandpiper's revenue, and could harm its business, financial results and reputation.

If any of Sandpiper's strategic alliances terminate, then its business could be adversely affected.

   Sandpiper entered into a strategic alliance with AOL in April 1999 and with Microsoft in August 1999. Under each of these agreements, Sandpiper seeks to jointly develop technology, services and/or products with its strategic alliance partners. Sandpiper may not be successful in developing these products. The AOL agreement expires in December 2001, and the agreement with Microsoft expires in August 2002. Each agreement may be terminated by either party if the other party materially breaches the agreement. A termination of, or significant adverse change in, Sandpiper's relationship with AOL or Microsoft could have a material adverse effect on its business.

Sandpiper's business will suffer if it fails to manage its growth properly.

   Since Sandpiper's inception, it has continued to increase the scope of its operations and has grown its headcount substantially. Sandpiper's total number of employees has grown from 41 as of January 1, 1999 to 86 as of October 31, 1999. This growth has placed, and Sandpiper's anticipated growth will continue to place, a significant strain on its management systems and resources. Sandpiper plans to continue to hire a significant number of key officers and other employees this year and to increase significantly its operating expenses to fund greater levels of engineering and development, expand its sales and marketing operations, broaden its customer support capabilities and develop new distribution channels.

   Sandpiper has recently hired and plans to hire in the near future a number of key employees and officers. To be integrated into Sandpiper, these individuals must spend a significant amount of time learning its business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to ongoing operations. If Sandpiper fails to complete this integration in an efficient manner, its business and financial results will suffer.

Sandpiper's historical revenue rates may not be indicative of future revenue rates because the rates it charges for its services may decline over time.

   Sandpiper expects that its cost to obtain bandwidth capacity for the transport of data over its network will decline over time as a result of, among other things, the large amount of capital currently being invested to build infrastructure providing additional bandwidth. Sandpiper expects the prices it charges for data transported over its network will also decline over time as a result of, among other things, the lower cost of obtaining bandwidth and existing and new competition in the markets it addresses. As a result, Sandpiper's historical revenue rates are not indicative of future revenue based on comparable traffic volumes. If Sandpiper fails to accurately predict the decline in the costs of bandwidth or, in any event, if Sandpiper is unable to sell its services at acceptable prices relative to its bandwidth costs, or if Sandpiper fails to offer additional services from which it can derive additional revenue, its revenue will decrease and Sandpiper's business and financial results will suffer.

Sandpiper has limited sales and marketing experience, and its business will suffer if it does not expand its direct and indirect sales organizations and its customer service and support operations.

   Sandpiper currently has limited sales and marketing experience. Sandpiper's limited experience may restrict its success in commercializing its service. Sandpiper's service requires a sophisticated sales effort targeted at a limited number of key people within its prospective customers' organizations. This sales effort

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

requires the efforts of trained sales personnel. Sandpiper needs to expand its marketing and sales organization in order to increase market awareness of its services to a greater number of organizations and generate increased revenue. Sandpiper is in the process of developing its direct sales force and plans to hire additional qualified sales personnel. Competition for these individuals is intense, and Sandpiper might not be able to hire the kind and number of sales personnel it needs. In addition, Sandpiper believes that its future success is dependent upon its ability to establish successful relationships with a variety of distribution partners. If Sandpiper is unable to expand its direct and indirect sales operations, it may not be able to increase market awareness or sales of its service, which may prevent it from achieving and maintaining profitability.

   Similarly, the complexity of Sandpiper's service and the difficulty of implementing it requires highly trained customer service and support personnel. Hiring such personnel is very competitive in Sandpiper's industry because there is a limited number of people available with the necessary technical skills and understanding of its market. Once Sandpiper hires them, they require extensive training in Sandpiper's Internet content delivery service. If Sandpiper is unable to expand its customer service and support organization and train them as rapidly as necessary, Sandpiper may not be able to increase sales of its service, which would seriously harm its business.

Sandpiper could incur substantial costs defending its intellectual property from infringement or a claim of infringement.

   Other companies, including Sandpiper's competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with Sandpiper's ability to make, use or sell its service. As a result, Sandpiper may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against Sandpiper and its failure or inability to license the infringed technology, Sandpiper's business and operating results would be significantly harmed. Companies in the Internet market are increasingly bringing suits alleging infringement of their proprietary rights, particularly patent rights. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force Sandpiper to do one or more of the following:

  . cease selling, incorporating or using products or services that incorporate the challenged intellectual property;

  . obtain a license from the holder of the infringed intellectual property right, which license, if available at all, may not be available on reasonable terms; and

  . redesign products or services.

   If Sandpiper is forced to take any of the foregoing actions, its business may be seriously harmed. Sandpiper expects that its insurance may not cover potential claims of this type or may not be adequate to indemnify it for all liability that may be imposed.

Sandpiper's failure to protect its intellectual property rights could adversely affect its ability to compete.

   Sandpiper's success and ability to compete are substantially dependent upon its internally developed technology, which it protects through a combination of patent, copyright, trade secret and trademark law. Sandpiper generally enters into confidentiality or license agreements with its employees, consultants and strategic affiliates, and generally controls access to and distribution of its software, documentation and other proprietary information. Despite Sandpiper's efforts to protect Sandpiper's proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use its products and technology. Policing unauthorized use of Sandpiper's products is difficult, and it cannot be sure that the steps it has taken will prevent misappropriation of its technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as in the United States.

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

Sandpiper may be subject to regulation, taxation, enforcement or other liabilities in unexpected jurisdictions.

   Sandpiper provides its Internet content delivery service to customers located throughout the United States and in several foreign countries. As a result, Sandpiper may be required to qualify to do business, or be subject to tax or other laws and regulations, in these jurisdictions even if it does not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but Sandpiper could find it is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect its business, financial condition and results of operations.

         Risks Related To The Industry Of Digital Island And Sandpiper

We may not be able to compete in our market since it is highly competitive and has many more established competitors, and we may lose market share as a result.

   Our market is highly competitive and this competition could harm our ability to sell our services and products on prices and terms favorable to us. Some of our current or potential competitors have the financial resources to withstand substantial price competition, and many may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Moreover, many of our competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationships with many of our current and potential customers. In particular, certain Sandpiper competitors have strategic alliances with entities that have entered into similar alliances with Sandpiper, including Microsoft.

   There are few substantial barriers to entry and we expect that we will face additional competition from existing competitors and new market entrants in the future. We compete against information technology and Internet outsourcing firms, national and regional Internet service providers, and global, regional and local telecommunications companies.

   Digital Island's competitors include companies such as Metromedia/AboveNet Communications, Inc., AT&T Corp., Exodus Communications, Inc., GTE Corporation, MCI WorldCom, Inc. and Qwest. Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. Our larger competitors may be able to provide customers with additional benefits in connection with their Internet systems and network solutions, including reduced communications costs. As a result, these companies may be able to price their products and services more competitively than we can and respond more quickly than us to new or emerging technologies and changes in customer requirements. If we are unable to compete successfully against our current or future competitors, we may lose market share, and our business and prospects would suffer.

   As competition in the Internet content delivery market continues to intensify, new solutions will come to market. Sandpiper is aware of at least one company, Akamai Technologies, Inc., that competes directly with its Footprint solution platform. Sandpiper also believes that it may face competition from other providers of competing Internet content delivery services, including networking hardware and software manufacturers, content distribution providers, traditional hardware manufacturers, telecommunications providers, software database companies, and large diversified software and technology companies. Some of these competitors may bundle their services with other software or hardware in a manner that may discourage website owners from purchasing any service Sandpiper offers or Internet service providers from installing its servers. In addition, if those third party telecommunications providers upon which Sandpiper is currently dependent for transmission capacity determine to compete with Sandpiper in the Internet content delivery market, their refusal to provide it with capacity, at the points of presence required in order to deploy Sandpiper's network and service its customers efficiently, could result in a degradation or termination of service to certain of its customers. As a result, Sandpiper could lose customers or fees charged to such customers, and its business and financial results could suffer.

   In addition, no assurances can be given that the Internet content delivery market will develop in a way that Sandpiper currently anticipates. For example, while Sandpiper currently intends to offer its customers the most comprehensive solution available in the marketplace today, there currently exists an array of competitors that offer partial solutions to the problems that Sandpiper intends to address, and a number of these companies have been and are likely to continue to be quite successful. Examples of products and services that address Internet performance problems include Internet content delivery services and streaming content delivery services, as well as equipment and software based solutions such as caching, load balancers and server switches. Sandpiper cannot assure you that these solutions will not remain more cost effective than its service or will not continue to be the service of choice for many of its potential customers.

  Increased competition could result in:

  . price and revenue reductions and lower profit margins;

  . increased cost of service from telecommunications providers;

  . loss of customers or failure to obtain additional customers; and

  . loss of market share.

   Any one of these could materially and adversely affect Sandpiper's business, financial condition and results of operations.

Our market changes rapidly due to changing technology and evolving industry standards. If we do not adapt to meet the sophisticated needs of our customers, our business and prospects will suffer.

   The market for our services is characterized by rapidly changing technology, evolving industry standards and frequent new service introductions. Digital Island's and Sandpiper's future success will depend to a substantial degree on our ability to offer services that incorporate leading technology, address the increasingly sophisticated and varied needs of our current and prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. You should be aware that:

  . our technology or systems may become obsolete upon the introduction of alternative technologies;

  . we may not have sufficient resources to develop or acquire new technologies or to introduce new services capable of competing with future technologies or service offerings; and

  . the price of the services provided by us is expected to decline as rapidly as the cost of any competitive alternatives.

   We may not be able to effectively respond to the technological requirements of the changing market. To the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies and equipment are likely to continue to require significant capital investment by us. Sufficient capital may not be available for this purpose in the future, and even if it is available, investments in new technologies may not result in commercially viable technological processes and there may not be commercial applications for such technologies. However, if we do not develop and introduce new products and services and achieve market acceptance in a timely manner, our business and prospects may suffer.

Our business and prospects depend on demand for and market acceptance of the Internet and its infrastructure development.

   The increased use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners, and for Internet content delivery services has only begun to develop in recent years. Our success will depend in large part on continued growth in the use of the Internet. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access, quality of service, regulatory initiatives and necessary increases in bandwidth availability, remain unresolved and are likely to affect the development of the market for our services. The adoption of the Internet for information retrieval and exchange, commerce and communications generally will require the acceptance of a new medium of conducting business and exchanging information. Demand for and market acceptance of the Internet are subject to a high level of uncertainty and are dependent on a number of factors, including:

  . the growth in consumer access to and market acceptance of new interactive technologies;

  . emergence of a viable and sustainable market for Internet content delivery services;

  . the development of technologies that facilitate interactive communication between organizations; and

  . increases in user bandwidth.

   If the market for Internet content delivery services or the Internet as a commercial or business medium does not develop, or develops more slowly than expected, our business, results of operations and financial condition will be seriously harmed.

   Specifically, even if Internet content delivery services market does develop, services that Sandpiper currently offers or may offer in the future may not achieve widespread market acceptance. Failure of Sandpiper's current and planned services to operate as expected could delay or prevent their adoption. If Sandpiper's target customers do not adopt, purchase and successfully deploy its current and planned services, its revenue will not grow significantly and its business, results of operations and financial condition will be seriously harmed. Sandpiper has not taken any steps to mitigate the risks associated with reduced demand for its existing Internet content delivery services.

Liability laws are unsettled in our industry and potential liability associated with information disseminated through our network could harm our business and prospects.

   The law relating to the liability of online services companies and Internet access providers for communications and commerce carried on or disseminated through their networks is currently unsettled. The most recent session of the United States Congress resulted in Internet laws regarding children's privacy, copyrights, taxation and the transmission of sexually explicit material. The European Union recently enacted its own privacy regulations, and is currently considering copyright legislation that may extend the right of reproduction held by copyright holders to include the right to make temporary copies for any reason. It is possible that claims could be made against online services companies and Internet access providers under both United States and foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature of the data or the content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon online services companies and Internet access providers are currently pending. In addition, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, which may impose additional burdens on companies conducting business online. Some countries, such as China, regulate or prohibit the transport of telephony data in their territories. The imposition upon us and other Internet network providers of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require the expenditure of substantial resources, or to discontinue some of our service or product offerings. Our ability to limit the types of data or content distributed through our network is limited. Failure to comply with such regulation in a particular jurisdiction could result in fines or penalties or the termination of our service in such jurisdiction. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use. Our professional liability insurance may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could harm our business and prospects.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects.

   We market and sell our network services and products in the United States and internationally. While the United States represented the majority of our revenues for fiscal year 1999, we expect the percentage of international sales to increase over time. We expect to commit significant resources to expand our international sales and marketing activities throughout year 2000. However, we may not be able to successfully market, sell, deliver and support our networking services and products internationally. Furthermore, we may not be able to maintain or increase market demand for our services, which may harm our business. However, we may not be able to successfully market, sell, deliver and support our networking services and products internationally. We presently conduct our international sales through local subsidiaries in the United Kingdom, Switzerland, Germany, the Netherlands, Japan, Malaysia and China and through distributor relationships with third parties in countries where we have no physical presence. Our failure to manage our international operations effectively could limit the future growth of our business, increase our costs, lengthen our sales cycle and require significant management attention. There are certain risks inherent in conducting our business internationally, such as:

  . changes in telecommunications regulatory requirements could restrict our ability to deliver services to our international customers;

  . export restrictions, tariffs, differing regulatory regimes and other trade barriers could impede us from adequately equipping our network facilities;

  . challenges in recruiting, retaining, and managing qualified staff who understand the highly technical aspects of our business could hinder our ability to grow and compete;

  . differing technology standards across countries may impede our ability to integrate our product offerings across international borders;

  . our United States centered accounting operations have limited international collection experience and we could have longer accounts receivable payment cycles and difficulties in collecting accounts receivable in foreign jurisdictions;

  . political and economic instability in international markets could lead to appropriation of our physical assets, impeding our ability to deliver our services to customers and harming our financial results;

  . protectionist laws and business practices favoring local competition may give unequal bargaining leverage to key vendors in countries where competition is scarce, significantly increasing our operating costs;

  . increased expenses associated with marketing services in foreign countries;

  . potentially adverse tax consequences, including restrictions on the repatriation of earnings due to unfavorable changes in tax laws or our physical presence in foreign countries; and

  . the risks related to the recent global economic turbulence and adverse economic circumstances in Asia.

   Any of these risks could harm our international operations. For example, some European countries already have laws and regulations related to content distributed on the Internet and technologies used on the Internet that are more strict than those currently in force in the United States. Furthermore, there is an on-going debate in Europe as to the regulation of certain technologies we use, including caching and mirroring. The European Parliament has recently adopted a directive relating to the reform of copyright in the European Community which will, if made into law, restrict caching and mirroring. Any or all of these factors could cause our business and prospects to suffer. In addition, we may not be able to obtain the necessary telecommunications infrastructure in a cost-effective manner or compete effectively in international markets. See Digital Island's "Business--Business Strategy" and "--Government Regulation."

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

Foreign exchange fluctuations could decrease our revenues or cause us to lose money, especially since we do not hedge against currency fluctuations.

   Although, to date, all of our customers have paid for our services in U.S. dollars, we currently pay some of our suppliers in foreign currencies which subjects us to currency fluctuation risks. For fiscal 1998 and fiscal 1999, costs denominated in foreign currencies were nominal and we had no foreign currency losses during those periods. However, we believe that in the future an increasing portion of our revenues and costs will be denominated in foreign currencies. In particular, we expect that with the introduction of the Euro, an increasing portion of our international sales may be Euro-denominated. Fluctuations in the value of the Euro or other foreign currencies may cause our business and prospects to suffer. We currently do not engage in foreign exchange hedging activities and, although we have not yet experienced any material losses due to foreign currency fluctuation, our international revenues are currently subject to the risks of foreign currency fluctuations and such risks will increase as our international revenues increase.

Year 2000 computer complications could disrupt our operations and harm our business.

   The "year 2000 issue" is the result of computer systems and programs using two digits rather than four to identify a given year. Computer systems or programs that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations or other computer errors causing disruptions of operations. The potential for failures encompasses all aspects of our business, including our services, suppliers and customers. These failures could cause, among other things, disruptions in our operations and a temporary inability to engage in normal business activities.

   The year 2000 issue creates significant risks for us including:

  . potential warranty or other claims arising from our services;

  . damage to our reputation;

  . litigation costs;

  . impairment of the systems we use to run our business; and

  . impairment of the systems used by our suppliers and customers.

   Although we believe our products are year 2000 compliant, we may see an increase in warranty and other claims as a result of the year 2000 issues arising from undetected defects or the non-compliance of the suppliers upon whom we rely.

   We believe that the most reasonably likely worst-case year 2000 scenario is the non-compliance of the third-party telecommunications carriers, vendors and other significant suppliers upon whom we depend for transmission capacity. If these providers do not achieve year 2000 compliance, we cannot be certain that we will have sufficient transmission capacity to continue our service without interruption. However, in the event that any of our other suppliers do not achieve year 2000 compliance in a timely manner, and we are unable to replace them with alternate sources, our business and financial results would also be harmed.

   In addition, virtually all businesses face year 2000 compliance issues and may require hardware and software upgrades or modifications to their computer systems and applications. Companies owning and operating these systems may plan to devote a substantial portion of their information systems' spending to fund these upgrades and modifications and divert spending away from Internet content delivery solutions as the year 2000 approaches. Such changes in customers' spending patterns may reduce our revenues for the next few quarters. Please see Digital Island's and Sandpiper's "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" for information on their state of readiness, potential risks and contingency plans regarding the year 2000 issue.

Government regulation and legal uncertainties could limit our business or slow our growth.

   Our services include the transmission of data over public telephone lines. These transmissions are subject to the regulatory authority of the Federal Communications Commission and the state public utility commissions. However, to date, neither the FCC nor the state public utility commissions has elected to exercise such authority. Our services could be affected by changes in federal and state law or regulation in the telecommunications arena, especially changes relating to telecommunications markets in general and the Internet in particular. Such changes could directly or indirectly affect our costs, limit usage or subscriber-related information, and increase the likelihood or scope of competition from Regional Bell Operating Companies or other telecommunications companies.

   As our services become available over the Internet in foreign countries, and as we facilitate sales by our customers to end users located in such foreign countries, these foreign jurisdictions may decide that we are required to qualify to do business in the particular foreign country. Such decisions could subject us to taxes and other costs. It is also possible that claims could be made against online service companies and Internet service providers under foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks.

   Implementation of any future changes in law or regulation, including those discussed herein, could cause our business and prospects to suffer. Our business and prospects may also be harmed by the imposition of certain tariffs, duties and other import restrictions on facilities and resources that we obtain from non-domestic suppliers. As a result, changes in law or regulation in the United States or elsewhere could cause our business and prospects to suffer. For a more detailed discussion of the possible risks associated with changes in law or regulation, please see Digital Island's "Business--Government Regulation."

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

      FORWARD-LOOKING STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS

   This joint proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to Digital Island's and Sandpiper's financial conditions, results of operations and businesses and the expected impact of the merger on Digital Island's financial performance. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the immediately preceding section entitled "Risk Factors."

                              THE SPECIAL MEETINGS

General

 Digital Island

   We are furnishing this joint proxy statement/prospectus to Digital Island stockholders in connection with the solicitation of proxies by the Digital Island board of directors for use at the special meeting of stockholders of Digital Island to be held on December 28, 1999, and any adjournment or postponement.

   This joint proxy statement/prospectus is first being furnished to Digital Island stockholders on or about December 10, 1999.

 Sandpiper

   We are furnishing this joint proxy statement/prospectus to Sandpiper shareholders in connection with the solicitation of proxies by the Sandpiper board of directors for use at the special meeting of shareholders of Sandpiper to be held on December 28, 1999, and any adjournment or postponement.

   This joint proxy statement/prospectus is first being furnished to Sandpiper shareholders on or about December 10, 1999. This joint proxy statement/prospectus is also furnished to Sandpiper shareholders as a prospectus in connection with the issuance by Digital Island of shares of Digital Island common stock as contemplated by the merger agreement.

Date, Time and Place

 Digital Island

   The special meeting will be held on December 28, 1999 at 8:30 a.m., local time, at 45 Fremont Street, 11th floor, San Francisco, California.

 Sandpiper

   The special meeting will be held on December 28, 1999 at 9:00 a.m., local time, at 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California.

Matters to be Considered at the Special Meetings

 Digital Island

   At the Digital Island special meeting and any adjournment or postponement, Digital Island stockholders will be asked:

  . to consider and vote upon the approval of the issuance of Digital Island common stock as contemplated by the merger agreement;

  . to grant the Digital Island board of directors discretionary authority to adjourn the special meeting to solicit additional votes for approval of the share issuance; and

  . to transact such other business as may properly come before the special meeting.

 Sandpiper

   At the Sandpiper special meeting and any adjournment or postponement, Sandpiper shareholders will be asked:

  . to consider and vote upon the approval and adoption of the merger agreement pursuant to which Sandpiper will become a wholly owned subsidiary of Digital Island and the outstanding shares of

   Sandpiper capital stock, other then shares held by shareholders who perfect their dissenters' rights under California law, will be converted into the right to receive shares of Digital Island common stock, and to approve the merger; and

  . to transact such other business as may properly come before the special meeting.

Record Dates

 Digital Island

   Digital Island's board has fixed the close of business on November 29, 1999, as the record date for determining of Digital Island stockholders entitled to notice of and to vote at the special meeting.

 Sandpiper

   Sandpiper's board has fixed the close of business on December 3, 1999, as the record date for determining of Sandpiper shareholders entitled to notice of and to vote at the special meeting. At the close of business on that date, 7,005,236 shares of Sandpiper common stock, 9,607,141 shares of Sandpiper Series A preferred stock and 4,820,628 shares of Sandpiper Series B preferred stock were outstanding and entitled to vote at the special meeting. Each holder of Sandpiper common stock and Sandpiper preferred stock on that date will be entitled to one vote for each share held.

Voting of Proxies

 Digital Island

   We request that Digital Island stockholders complete, date and sign the accompanying proxy and promptly return it in the accompanying envelope or otherwise mail it to Digital Island. Brokers holding shares in "street name" may vote the shares only if the beneficial stockholder provides instructions on how to vote. Brokers will provide beneficial owners instructions on how to direct the brokers to vote the shares. All properly executed proxies that Digital Island receives prior to the vote at the special meeting, and that are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no direction is indicated, the proxies will be voted (A) to approve the issuance of shares of Digital Island as contemplated by the merger agreement, and (B) to approve the proposal to grant the board discretionary authority to adjourn the special meeting. Digital Island's board does not currently intend to bring any other business before the special meeting. Digital Island's board is unaware of any other matters that are to be brought before the special meeting. If other business properly comes before the special meeting or any postponement or adjournment, the proxies will vote in accordance with their own judgment.

   Stockholders may revoke their proxies at any time prior to its use:

  . by delivering to the Secretary of Digital Island a signed notice of revocation or a later-dated, signed proxy; or

  . by attending the special meeting and voting in person.

   Attendance at the special meeting does not in itself constitute the revocation of a proxy.

 Sandpiper

   If you complete, date, sign and return a proxy, the persons named as proxyholders therein will vote your shares as you indicate on the proxy. If you do not specify on the proxy how to vote your shares, the proxy holders will vote your shares in favor of the merger agreement and the merger. The inspector of elections appointed for the meeting will separately tabulate affirmative and negative votes and abstentions. Abstentions will have the same effect as negative votes.

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

   You may revoke your proxy before it is voted by filing with Sandpiper's corporate secretary a written notice of revocation or a duly executed proxy bearing a later date. You may also revoke your proxy by attending the meeting and voting in person. Attending the meeting will not, by itself, revoke a proxy.

Votes Required

 Digital Island

   As of the close of business on November 29, 1999, there were 35,999,068 shares of Digital Island common stock outstanding and entitled to vote. The holders of a majority of the shares of Digital Island common stock entitled to vote and that are present or represented by proxy at the Digital Island meeting must (A) approve the issuance of Digital Island common stock in the merger, and
(B) approve the proposal to grant the board discretionary authority to adjourn the special meeting. Digital Island stockholders have one vote per share of Digital Island common stock owned on the record date.

   As of November 29, 1999, directors and executive officers of Digital Island and their affiliates beneficially owned an aggregate of 3,869,429 shares of Digital Island common stock (exclusive of any shares issuable upon the exercise of options) or approximately 10.7% of the shares of Digital Island common stock outstanding on that date. The directors and executive officers of Digital Island have indicated their intention to vote their shares of Digital Island common stock in favor of the issuance of the shares of Digital Island common stock as contemplated by the merger agreement. As of November 29, 1999, directors and executive officers of Sandpiper owned no shares of Digital Island common stock.

 Sandpiper

   The merger cannot be completed unless the merger agreement and the merger are approved by the affirmative vote or consent of each of (i) the holders of record of at least a majority of the outstanding shares of Sandpiper common stock, voting as a separate class, and (ii) the holders of record of at least a majority of the outstanding shares of Sandpiper preferred stock, voting as a separate class.

   At December 3, 1999, executive officers, directors and affiliates of directors of Sandpiper owned approximately 70% of the outstanding shares of Sandpiper common stock, assuming full conversion of all Sandpiper preferred stock into shares of Sandpiper common stock.

   The directors and executive officers of Sandpiper have indicated their intention to vote their shares of Sandpiper common stock in favor of the merger agreement, the merger, and related transactions. Under a shareholder agreement in the form attached as an exhibit to the merger agreement in Annex A to this joint proxy statement/prospectus, certain directors, executive officers and other shareholders of Sandpiper owning approximately 76% of Sandpiper's capital stock outstanding as of October 24, 1999, excluding any shares issuable upon the exercise of options, have agreed to vote all of their shares of Sandpiper capital stock for approval of the merger agreement, the merger and related transactions. As of December 3, 1999, Charlie Bass, a director of Digital Island, owned 71,429 shares of Sandpiper capital stock and also holds a warrant to purchase up to an additional 14,246 shares of Sandpiper capital stock. As of December 3, 1999, no other directors or executive officers of Digital Island owned any shares of Sandpiper capital stock. See "The Merger--Interests of Officers and Directors in the Merger."

   In accordance with the terms of the shareholder agreement, we are assured of receiving the requisite votes in favor of the merger agreement and the merger.

Quorum; Abstentions and Broker Non-Votes

 Digital Island

   The required quorum for the transaction of business at the special meeting is a majority of the shares of Digital Island common stock issued and outstanding on the record date. Abstentions and broker non-votes each

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

will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Brokers holding shares for beneficial owners cannot vote on the actions proposed in this joint proxy statement/prospectus without the owners' specific instructions. Accordingly, Digital Island stockholders are urged to return the enclosed proxy card marked to indicate their vote. Broker non-votes will not be included in vote totals and will have no effect on the outcome of the votes on the issuance of the shares in the merger or the proposal to grant the board discretionary authority to adjourn the special meeting. Abstentions, however, will have the same effect as a vote against these proposals.

 Sandpiper

   The required quorum for the transaction of business at the special meeting is a majority of the shares of Sandpiper capital stock issued and outstanding on the record date. Abstentions will be included in determining the number of shares present and voting at the meeting for the purpose of determining the presence of a quorum. Abstentions will have the same effect as a vote against these proposals.

Solicitation of Proxies and Expenses

   Digital Island and Sandpiper will each bear its own expenses in connection with the solicitation of proxies for their special meetings, except that each will pay one-half of all printing and filing costs and expenses incurred in connection with the registration statement and this joint proxy statement/prospectus. In addition to solicitation by mail, the directors, officers and employees of Digital Island and Sandpiper may each solicit proxies from their stockholders and shareholders by telephone, facsimile, e-mail or in person. No additional compensation will be paid to these individuals for any such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners of Digital Island common stock and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

Board Recommendations

 Digital Island

   The Digital Island board of directors has determined that the merger agreement and the merger are fair to, and in the best interests of, Digital Island and its stockholders. Accordingly, the board of directors has unanimously approved the merger agreement and unanimously recommends that stockholders vote for approval of the issuance of shares of Digital Island common stock as contemplated by the merger agreement.

   The matters to be considered at the special meeting are of great importance to Digital Island stockholders. Accordingly, Digital Island stockholders are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope.

Digital Island stockholders should not send any stock certificates with their proxy cards.

 Sandpiper

   The Sandpiper board of directors unanimously has approved the merger contemplated by the merger agreement and has determined that (i) the merger agreement and the merger are advisable and in the best interests of Sandpiper and its shareholders and (ii) the consideration to be paid to holders of Sandpiper common stock and Sandpiper preferred stock in the merger is fair to such holders. After careful consideration, the Sandpiper board of directors unanimously recommends that you vote "FOR" the merger agreement and the merger.

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

                                   THE MERGER

   This section of the joint proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement. While we believe that the description covers the material terms of the merger and the related transactions, this summary may not contain all of the information that is important to Digital Island stockholders and Sandpiper shareholders. You should read the merger agreement and the other documents we refer to carefully and in their entirety for a more complete understanding of the merger.

Background of the Merger

   As one of its core strategies for continued growth, Digital Island continually evaluates acquisitions of, or combinations with, complementary businesses. In September 1999, Digital Island identified Sandpiper's Internet content delivery services, as well as strategic relationships and brand awareness, as complementary to Digital Island's content distribution efforts. As a result, Digital Island determined that it should approach Sandpiper to evaluate a potential partnership.

   On September 18, 1998 Credit Suisse First Boston entered into an engagement letter with Sandpiper, which entitled Credit Suisse First Boston to receive a fee and to act as exclusive financial adviser to Sandpiper in the event of a business combination between Sandpiper and another company. In addition, Credit Suisse First Boston has from time to time provided financial advisory services to Digital Island in connection with other possible transactions. In view of Credit Suisse First Boston's relationship with both Sandpiper and Digital Island, Credit Suisse First Boston was asked by Digital Island and Sandpiper to act in an intermediary capacity in connection with the parties' discussions rather than as financial adviser to either party exclusively. Pursuant to separate engagement letters with Sandpiper and Digital Island, each dated October 8, 1999, Credit Suisse First Boston agreed to act in an intermediary capacity in connection with the merger. As part of such engagement letters, Digital Island, Sandpiper and Credit Suisse First Boston agreed to a new fee arrangement to replace the fee arrangement under Credit Suisse First Boston's old engagement letter with Sandpiper.

   At the request of Digital Island, and with Sandpiper's consent, Credit Suisse First Boston arranged a meeting between the two parties on September 21, 1999 at Digital Island's San Francisco headquarters. Present at the meeting were Ruann Ernst, president and chief executive officer of Digital Island, Chris Albinson, vice president of corporate development for Digital Island, Leo Spiegel, president and chief executive officer of Sandpiper, Scott Yara, vice president of marketing at Sandpiper, and a representative of Credit Suisse First Boston. At the outset of the meeting, Digital Island and Sandpiper entered into mutual nondisclosure agreements. In addition, both parties made general presentations covering corporate strategic directions, products and strategic partnerships. The parties also discussed, on a preliminary basis, the potential for a combination of Digital Island and Sandpiper.

   At a regularly scheduled Digital Island executive committee meeting on September 23, 1999, attended by Ms. Ernst, Mr. Albinson, and T.L. Thompson, chief financial officer of Digital Island and Charlie Bass, Marcelo Gumicio, Cliff Higgerson, Shahan Soghikian, and David Spreng from Digital Island's board of directors and a representative from Brobeck, Phleger & Harrison, outside legal counsel to the Company, there was a discussion, on a preliminary basis, of the potential benefits to Digital Island of a merger with Sandpiper.


   On October 1, 1999, Ms. Ernst, Mr. Albinson, and Mr. Thompson of Digital Island met with Mr. Spiegel and Thomas Govreau, chief financial officer of Sandpiper at Credit Suisse First Boston's offices in Palo Alto, California. Also attending the meeting were representatives from Credit Suisse First Boston. The parties discussed the historical and projected financial results, organizational issues, potential synergies and potential cultural and technical integration issues that would result from a combination of Digital Island and Sandpiper. In addition, the parties agreed upon a timeline and schedule for due diligence meetings to further explore the potential for a merger of the two companies.

   During the meeting on October 1, 1999 Sandpiper disclosed its intent to file a registration statement for an initial public offering of its common stock before the end of calendar 1999, which Digital Island management viewed as a strategic alternative for Sandpiper to a merger with Digital Island, and which contributed in part to Digital Island management's decision to move ahead quickly with the exploration of a potential merger with Sandpiper.

   Working with Credit Suisse First Boston, Mr. Albinson developed a term sheet outlining the major terms of a merger of the two companies. That term sheet was sent to Mr. Spiegel on October 8, 1999. The term sheet proposed a stock-for-stock merger at a fixed exchange rate to be determined. There were to be no collars or walk away provisions. For tax purposes, the transaction was to be treated as a tax-free reorganization. For accounting purposes, the transaction was to be treated as a purchase. Mutual exclusivity arrangements pertained for a period of two weeks from signing preventing each party from negotiating a merger, sale or similar transaction with any third party.

   In the period between October 5, 1999 and October 14, 1999, a series of meetings were held at Sandpiper's offices in Thousand Oaks, California and at Digital Island's facilities in San Francisco and Santa Clara, California between marketing, financial, operations, and technical executives of both companies for the purpose of conducting due diligence.

   On October 8, 1999, Ms. Ernst, Mr. Albinson, and Mr. Thompson held a conference call with members of the Digital Island board of directors to review developments on the merger. The Digital Island board approved the engagement of Bear Stearns to provide financial advisory services to Digital Island in connection with a potential transaction with Sandpiper. Also on October 8, 1999, both Sandpiper and Digital Island engaged Credit Suisse First Boston to act as intermediary between Digital Island and Sandpiper to facilitate a combination of the two parties.

   On October 9, 1999, the Sandpiper board of directors held a special meeting. The meeting covered the proposed terms of the merger, a review of due diligence results, and the schedule for proceeding.

   On October 10, 1999, Mr. Thompson phoned a representative of Bear Stearns to discuss the proposed transaction and to retain their services as financial advisor.

   On October 12, 1999, the management of Sandpiper met to review the due diligence results, the proposed terms of the merger and the schedule to complete the transaction.

   On October 14, 1999, Ms. Ernst, Mr. Albinson, and Mr. Thompson held a conference call with members of the Digital Island board of directors and representatives from Bear Stearns. Ms. Ernst reported on overall transaction progress. Mr. Albinson reviewed the results of Digital Island's due diligence review of Sandpiper and the principal proposed deal terms. The representatives from Bear Stearns reported on their financial analysis to date.

   On October 15, 1999 at the San Francisco offices of Brobeck, Phleger & Harrison LLP, a meeting was held attended by Ms. Ernst, Mr. Spiegel, Mr. Albinson, Mr. Thompson, Mr. Govreau, and several directors of both companies. Representatives from Bear Stearns and Credit Suisse First Boston attended. Also attending for part of the meeting were certain other members of the management teams of both companies. Mr. Spiegel and Ms. Ernst reviewed the market opportunity for a combined company and the business and strategic rationale for merging the companies. The meeting was informational in content, and no actions or decisions were taken.

   On October 16, 1999 a draft merger agreement and other transaction documents were circulated by Brobeck, Phleger & Harrison LLP.

   From October 17, 1999 to October 23, 1999, members of the Digital Island and Sandpiper management teams, together with their respective legal advisors and representatives of Credit Suisse First Boston, held extensive negotiations regarding the terms and conditions of the definitive agreements relating to the proposed transaction. During this same period, Ms. Ernst and Mr. Spiegel had extensive negotiations on the organization of the combined companies and the definition of the integration plan for the merger.

   On October 22, 1999, the board of directors of Sandpiper met and unanimously approved the merger, the merger agreement and related documentation, subject to satisfactory resolution of items relating to terms that remained under negotiation in the merger agreement, as discussed at that meeting.

   On October 23, 1999, the board of directors of Digital Island held a special meeting. Also attending were representatives from Brobeck and Bear Stearns. A representative from Brobeck outlined the directors' legal duties and responsibilities in connection with considering the merger and reviewed the principal terms of the merger agreement and related agreements. A representative from Bear Stearns summarized the material financial analyses that it performed with respect to the proposed merger. Bear Stearns then delivered its oral opinion to the Digital Island board that, as of October 23, 1999, the proposed share exchange ratio was fair from a financial point of view to Digital Island stockholders. Bear Stearns subsequently confirmed its oral opinion by delivery of a written opinion to the same effect, dated October 23, 1999, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion.

   Following those presentations, Digital Island's board engaged in a discussion of the business, financial and legal terms of the proposed merger, the strategic benefits of the combination, the terms and conditions of the proposed merger agreement and the analyses and opinion of Bear Stearns. Following the discussion, the Digital Island board unanimously approved the merger agreement and related agreements, and the issuance of Digital Island common stock in the merger, subject to final negotiation of open issues and definitive documentation. In addition, the Digital Island board determined to recommend that Digital Island stockholders approve issuance of shares of Digital Island common stock in the merger.

   Also on October 23, 1999, Ms. Ernst reviewed with the compensation committee of the Digital Island board certain employment contract issues related to the merger.

   Following the Digital Island board meeting on October 23 and on October 24, Digital Island and Sandpiper, and their respective legal and financial advisors, worked towards resolving outstanding details and finalizing the definitive merger agreement and related documents. Sandpiper and Digital Island entered into the merger agreement as of October 24, 1999. Also on October 24, certain shareholders of Sandpiper entered into the shareholder agreement with Sandpiper and Digital Island and certain stockholders of Digital Island entered into the voting agreement with Sandpiper. On October 25, 1999, Digital Island and Sandpiper issued a joint press release announcing the proposed business combination.

Joint Reasons for the Merger; Recommendations of Boards of Directors

   The Digital Island and Sandpiper boards of directors unanimously concluded that the merger and merger agreement were advisable and fair to, and in the best interests of, the stockholders of their respective companies. They concluded that the combined company following the merger would have the potential to realize long-term improved operating and financial results and a stronger competitive position. Potential mutual benefits identified by the boards of directors include:

  . the creation of a strong market position in the content delivery network services market by combining Digital Island's global network and related services with Sandpiper's proven Internet content delivery services;

  . the complementary business models and customer bases of Digital Island and Sandpiper, providing an opportunity to offer a broader range of complementary products to both new and existing customers;

  . the immediate international network reach of the combined company, enhancing the ability to sell bundles of products and services across an increased customer base;

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

  . the increased capitalization of the combined company, allowing for increased access to capital markets and potentially reducing the cost of capital;

  . the synergies of the combined company, including improved market position through expanded product offerings, global reach and expanded network coverage, the ability to offer one-stop network outsourcing solutions and the ability to offer new, innovative application services solutions; and

  . the creation of a combined company with an experienced management team that has the breadth and depth to effectively lead and manage the combined company's growth.

 Digital Island's Reasons for the Merger; Recommendation of the Board of Directors of Digital Island

   The board of directors of Digital Island unanimously concluded that the merger was advisable and fair to, and in the best interests of, Digital Island and its stockholders and determined to recommend that the Digital Island stockholders approve the issuance of the shares of Digital Island common stock in the merger.

   Digital Island's board of directors reviewed a number of factors in evaluating the merger, including, but not limited to, the following:

  . historical information concerning Digital Island's and Sandpiper's businesses, financial performance and condition, operations, technology and management;

  . Digital Island's management's view of the financial condition, results of operations and businesses of Digital Island and Sandpiper before and after giving effect to the merger and the Digital Island board's determination of the merger's effect on stockholder value;

  . current financial market conditions and historical stock market prices, volatility and trading information of Digital Island common stock;

  . the determination of Sandpiper's senior management to enter new employment agreements and non-competition and non-disclosure agreements to be effective upon consummation of the merger;

  . the opinion of Bear Stearns that, as of the date of its opinion and subject to the assumptions made, matters considered and limitations of the review undertaken in connection with the opinion as set forth in the opinion, the share exchange ratio in the merger was fair from a financial point of view to Digital Island stockholders;

  . the belief that the proposed terms of the merger agreement and the stock option agreement were reasonable;

  . the expected impact of the merger on Digital Island's customers and employees; and

  . results of the due diligence investigation of Sandpiper conducted by Digital Island's management, accountants and outside legal counsel.

   The Digital Island board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger including the following:

  . the risk that the potential benefits of the merger may not be realized;

  . the possibility that the merger may not be consummated, even if approved by Digital Island's and Sandpiper's stockholders;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company; and

  . other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

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

   Digital Island's board of directors concluded that, on balance, the merger's potential benefits to Digital Island and its stockholders outweighed the associated risks. This discussion of the information and factors considered by Digital Island's board of directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the merger, Digital Island's board did not find it practicable to, and did not quantify or otherwise assign relative weight to, the specific factors considered in reaching its determination.

   For the reasons discussed above, Digital Island's board of directors has determined the merger agreement and the merger to be advisable and fair to, and in the best interests of, Digital Island's stockholders. In connection with the merger, Digital Island's board of directors unanimously recommends approval of the issuance of shares of Digital Island common stock as contemplated by the merger agreement.

 Sandpiper's Reasons for the Merger; Recommendation of the Board of Directors of Sandpiper

   In addition to the anticipated joint benefits described above, Sandpiper's board of directors believes that the following are additional reasons the merger will be beneficial to Sandpiper and for shareholders of Sandpiper to vote for approval of the merger agreement and the merger:

  . the merger provides Sandpiper shareholders with the opportunity to receive an amount of Digital Island shares, in a tax-free exchange, which based on the Digital Island share price at the time of signing of the merger agreement, represented a significant premium over the most recent price at which Sandpiper sold shares of its capital stock;

  . Sandpiper shareholders will have the ability to continue to participate in the growth of the business conducted by Digital Island and Sandpiper after the merger and to benefit from the potential appreciation in the value of Digital Island common shares;

  . the liquidity afforded the Sandpiper shareholders upon exchange of their shares in Sandpiper, which are not publicly traded, for their shares in Digital Island, which are publicly traded; and

  . the greater liquidity anticipated to be afforded to Sandpipers shareholders upon the closing of the merger as compared to the closing of Sandpiper's own previously proposed initial public offering because a larger number of shares of Digital Island are anticipated to be outstanding after the merger than would be outstanding after a Sandpiper initial public offering and the resulting likelihood of greater trading volume and increased coverage by investment research and analyst reports.

   In reaching its decision to approve the merger agreement and the proposed merger, the Sandpiper board of directors consulted with Sandpiper's management, as well as with its legal and financial advisors, and considered a number of factors, including the following:

  . historical information concerning Digital Island's and Sandpiper's respective businesses, financial performance and condition, operations, technology, management and competitive position;

  . Sandpiper management's view as to the financial condition, results of operations and businesses of Digital Island and Sandpiper before and after giving effect to the merger based on management due diligence and publicly available financial estimates for Digital Island. The Sandpiper board of directors believed that, in light of, among other things, market and industry conditions and the potential synergy and compatibility between Sandpiper and Digital Island, the long-term financial condition, results of operations, prospects and competitive position of the combined company would be better than the long-term financial condition, results of operations, prospects and competitive position of Sandpiper on a stand alone basis;

  . current financial market conditions and historical stock market prices, volatility and trading information of Digital Island common stock;

  . the belief that the terms of the merger agreement, including the representations, warranties and covenants, the conditions to the parties' respective obligations, are reasonable in light of the entire transaction;

  . the impact of the merger on Sandpiper's customers and employees; and

  . results of the due diligence investigation of Digital Island conducted by Sandpiper's management, accountants and outside legal counsel.

   The Sandpiper board of directors also considered a number of potentially negative factors in its deliberations concerning the merger. The negative factors considered by the Sandpiper board of directors included:

  . the risk to Sandpiper's shareholders that the value to be received in the merger could decline significantly from the indicated value on the date of the merger agreement due to potential declines in the trading price of Digital Island common stock, which has been volatile since Digital Island's initial public offering;

  . the risk that the potential benefits of the merger may not be realized;

  . the possibility that the merger might not be completed in a timely manner and the effect of the public announcement on:

   -Sandpiper's ability to expand its existing strategic relationships and attract new strategic partners;

   -Sandpiper's ability to attract and retain key management, sales and marketing and technical personnel; and

   -the progress of potential and actual strategic relationships with third parties who may view working with Digital Island differently than working with Sandpiper;

  . the risk of management and employee disruption associated with the merger, including the risk that despite the efforts of the combined company, key technical, sales and management personnel might not remain employed by the combined company; and

  . various other applicable risks described in this joint proxy statement/prospectus under "Risk Factors."

   The Sandpiper board also considered what alternatives existed to the merger, including reviewing the prospects for Sandpiper as an independent company. In light of the factors described above, the Sandpiper board determined that the value and benefits available to Sandpiper shareholders from the merger exceeded the potential they might realize from Sandpiper continuing as an independent company.

   The foregoing discussion of the information and factors considered by the Sandpiper board is not intended to be exhaustive but is believed to include all material factors considered by Sandpiper's board. In view of the complexity and wide variety of information and factors, both positive and negative, considered by the Sandpiper board, it did not find it practical to quantify, rank or otherwise assign relative or specific weights to the factors considered. In addition, the Sandpiper board did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor, but, rather, conducted an overall analysis of the factors described above, including discussions with Sandpiper's management and legal and financial advisors. In considering the factors described above, individual members of the Sandpiper may have given different weight to different factors. The Sandpiper board considered all these factors as a whole and believed the factors supported its determination to approve the merger. After taking into consideration all of the factors set forth above, Sandpiper's board concluded that the merger was advisable fair to, and in the best interests of, Sandpiper and its shareholders and that Sandpiper should proceed with the merger.

   The Sandpiper board has unanimously determined that the merger was advisable and fair to, and in the best interest of, Sandpiper and its shareholders and unanimously recommends that you vote for the approval and adoption of the merger agreement.

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

Opinion of Digital Island's Financial Advisor

   Digital Island retained Bear Stearns to act as its financial advisor in connection with the merger. Bear Stearns delivered its written opinion, dated October 23, 1999, to the Digital Island board of directors to the effect that, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the exchange ratio of 1.0727 shares of Digital Island common stock for each share of Sandpiper capital stock outstanding immediately prior to the merger was fair, from a financial point of view, to the holders of Digital Island common stock.

   The full text of the Bear Stearns opinion, which sets forth a description of the assumptions made, general procedures followed, matters considered and limitations on the review undertaken, is attached as Annex B to this joint proxy statement/prospectus. Holders of Digital Island common stock are urged to read the Bear Stearns opinion carefully in its entirety, especially with regard to the assumptions made and matters considered by Bear Stearns, as well as the limitations on the information considered and analysis presented. The summary of the Bear Stearns opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion.

   The Bear Stearns opinion, intended for the benefit and use of the Digital Island board of directors, did not constitute a recommendation to the Digital Island board of directors in connection with the merger agreement or the merger and does not constitute a recommendation to any holder of Digital Island common stock as to how to vote on the issuance of shares of Digital Island common stock in connection with the merger agreement and the merger. Bear Stearns is not expressing any opinion as to the price or range of prices at which Digital Island common stock may trade subsequent to the consummation of the merger. The Bear Stearns opinion is necessarily based upon economic, monetary, market and other conditions, and the information made available to it, as of the date of such opinion.

   The exchange ratio and the form of consideration were determined by arm's-length negotiations between Digital Island and Sandpiper and were not based on any recommendation by Bear Stearns. Except as noted below, no limitations were imposed by Digital Island on Bear Stearns with respect to the investigation made or the procedures followed by Bear Stearns in rendering the Bear Stearns opinion.

   In arriving at the Bear Stearns opinion, Bear Stearns, among other things:

  . reviewed a draft of the merger agreement in substantially final form dated October 21, 1999;

  . reviewed Digital Island's Registration Statement on Form S-1 dated June
    29, 1999 and its Quarterly Report on Form 10-Q for the period ended June 30, 1999;

  . reviewed Sandpiper's audited financial statements for the years ended
    December 31, 1998 and December 31, 1997 and interim unaudited statements through August 31, 1999;

  . reviewed a draft Registration Statement on Form S-1 prepared by Sandpiper dated October 13, 1999;

  . reviewed certain operating and financial information relating to Sandpiper's business and prospects, including projections, prepared and provided to Bear Stearns by Digital Island management (the "Sandpiper Projections");

  . reviewed certain estimates of cost savings and other combination benefits or synergies expected to result from the merger, prepared and provided by Digital Island management (the "Combination Benefits");

  . met with certain members of Sandpiper's senior management to discuss
    Sandpiper's business, operations, historical and projected financial results and future prospects;

  . reviewed certain operating and financial information relating to Digital
    Island's business and prospects, including projections prepared and provided to Bear Stearns by Digital Island management (the "Digital Island Projections" and, together with the Sandpiper Projections, the "Projections");

  . met with certain members of Digital Island's senior management to discuss
    Digital Island's business, operations, historical and projected financial statements and future prospects;

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

  . reviewed the historical prices, valuation parameters and trading volumes of shares of Digital Island common stock;

  . reviewed publicly available financial data, stock market performance data and valuation parameters of companies which Bear Stearns deemed generally comparable to Digital Island and Sandpiper;

  . performed discounted cash flow analyses based on the Projections and the Combination Benefits furnished to Bear Stearns; and

  . conducted such other studies, analyses, inquiries and investigations as were deemed appropriate.

   In connection with its review, and with the consent of Digital Island, Bear Stearns did not assume any responsibility for, and did not undertake any independent verification of, any of the information reviewed by or provided to it and relied on its being complete and accurate in all material respects. In addition, Bear Stearns did not make or receive any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Digital Island or Sandpiper, nor was Bear Stearns furnished with any such evaluation or appraisal.

   With respect to the Projections, Combination Benefits and contemplated tax and accounting impacts relied upon or provided to Bear Stearns, it assumed, at the direction of Digital Island, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Digital Island as to the future performance of Digital Island and Sandpiper and that they will be achieved in the amounts and at the times specified therein. Therefore, Bear Stearns did not make any independent assessment of the assumptions contained therein. Bear Stearns was not provided with, nor was it asked to obtain, any financial forecasts, estimates, projections, pro forma financial effects and calculations of cost savings or synergies prepared by the management of Sandpiper. At the direction of Digital Island, in rendering the Bear Stearns opinion, Bear Stearns relied upon the Sandpiper Projections prepared by Digital Island management and provided to Bear Stearns. Bear Stearns also assumed, with Digital Island's consent, that:

  . Digital Island and Sandpiper will comply with all the material terms and conditions of the merger agreement and all applicable laws and regulations;

  . the merger will be consummated in accordance with the terms thereof and that Sandpiper will become a wholly owned subsidiary of Digital Island; and

  . the merger will be afforded purchase treatment under generally accepted accounting principles in the United States.

   Bear Stearns has also relied upon the representations of Digital Island in respect of the tax treatment of the merger. Other than as described herein, Digital Island did not place any limitations on Bear Stearns regarding the procedures to be followed and the factors to be considered in rendering the Bear Stearns opinion.

   In arriving at the Bear Stearns opinion, Bear Stearns did not assign any particular weight to any analysis or factor considered by it, but rather made qualitative judgments based upon its experience in providing such opinions and on then-existing economic, monetary, market and other conditions as to the significance of each analysis and factor. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the Bear Stearns opinion. In its analyses, Bear Stearns, at Digital Island's direction and with Digital Island's consent, made numerous assumptions with respect to industry performance, general business conditions and other matters, many of which are beyond the control of Digital Island, Sandpiper or Bear Stearns. Any assumed estimates implicitly contained in the Bear Stearns opinion or relied upon by it in rendering the Bear Stearns opinion, are not necessarily reflective of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. Any estimates relating to the value of a business or securities do not purport to be appraisals or necessarily reflections of the prices at which companies or securities may actually be sold.

   Bear Stearns is an internationally recognized investment banking firm which, as part of its investment banking business, regularly engages in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. The Digital Island board of directors selected Bear Stearns on the basis of its experience and independence. Bear Stearns has previously rendered investment banking and financial advisory services to Digital Island in connection with Digital Island's initial public offering, for which Bear Stearns received customary compensation. In the ordinary course of its business, Bear Stearns may actively trade the equity and debt securities of Digital Island for its own account or for accounts of its customers and, accordingly, Bear Stearns may at any time hold a long or short position in such securities.

   Pursuant to the terms of the engagement letter between Digital Island and Bear Stearns dated October 19, 1999, Digital Island agreed to pay to Bear
Stearns: (a) a success fee of $2,500,000 upon consummation of the merger and
(b) upon the earlier of (x) the execution by Digital Island and Sandpiper of a definitive agreement or (y) the rendering by Bear Stearns of a fairness opinion, from a financial point of view, of the consideration for the merger, a cash fee of $625,000, which will be credited against the success fee. In addition, Digital Island has agreed to reimburse Bear Stearns for all out-of-pocket expenses incurred by it in connection with the proposed transaction, including fees and disbursements of its legal counsel. Digital Island has also agreed to indemnify Bear Stearns against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

   The following is a summary of the material valuation, financial and comparative analyses performed by Bear Stearns in arriving at the Bear Stearns opinion dated October 23, 1999.

   Discounted Cash Flow Analysis of Combined Company. Bear Stearns performed a discounted cash flow analysis on the after-tax cash flows of Digital Island on a stand-alone basis and on a pro forma basis giving effect to the merger with Sandpiper based on the Projections and Combination Benefits provided to Bear Stearns by Digital Island. After-tax cash flows for the five-year period beginning January 1, 2000 and ending on December 31, 2004 were calculated as after-tax earnings before depreciation and amortization less changes in working capital and capital expenditures. Bear Stearns calculated a terminal value for Digital Island on a stand-alone basis and on a pro forma basis by applying to projected earnings before interest, taxes, depreciation and amortization ("EBITDA") in 2004 a range of multiples of 12.0x to 16.0x for Digital Island on a stand-alone basis and of 14.0x to 18.0x for Digital Island on a pro forma basis. Bear Stearns' determination of the appropriate ranges of multiples was based on comparisons of multiples for certain selected Internet-related companies with growth rates generally similar to Digital Island's and Sandpiper's at the end of the projected period and on Bear Stearns' general experience in valuing companies. In addition, Bear Stearns compared the expected perpetual growth rates in after-tax cash flow with those implied by the selected multiples. Weighted average costs of capital ranging from 16.0% to 20.0% were chosen based on several assumptions regarding factors such as the inflation rate, interest rates and the inherent business risk of the combined company.

   The discounted cash flow analysis of Digital Island on a stand-alone basis generated per share equity values ranging from a low of $34.67 per share (assuming a 12.0x multiple and a 20.0% weighted average cost of capital), to a mid-point of $44.55 per share (assuming a 14.0x multiple and a 18.0% weighted average cost of capital), to a high of $55.96 per share (assuming a 16.0x multiple and a 16.0% weighted average cost of capital). The discounted cash flow analysis of Digital Island on a pro forma basis generated per share equity values ranging from a low of $40.30 per share (assuming a 14.0x multiple and a 20.0% weighted average cost of capital), to a mid-point of $50.36 per share (assuming a 16.0x multiple and a 18.0% weighted average cost of capital), to a high of $61.96 per share (assuming a 18.0x multiple and a 16.0% weighted average cost of capital).

   Bear Stearns compared the range of per share equity values for Digital Island on a pro forma basis to the range of per share equity values for Digital Island on a stand-alone basis, in each case assuming a mid-point weighted average cost of capital of 18%. The premium/(discount) of the per share equity value for Digital

Island on a pro forma basis compared to the per share equity value for Digital Island on a stand-alone basis at certain points in the analysis are set forth in the following table:

                                            EBITDA terminal multiples for
                                         Digital Island on a pro forma basis
                                         -----------------------------------
                                            14.0x        16.0x        18.0x
                                         -----------  -----------  -----------
   EBITDA terminal multiples       12.0x $      6.05  $     12.42  $     18.80
   for Digital Island on a stand-
    alone basis                    14.0x $     (0.56) $      5.82  $     12.19
                                   16.0x $     (7.16) $     (0.79) $      5.59

   The following table sets forth the premiums/(discounts) in the table above as a percentage of the per share value for Digital Island on a stand-alone basis at certain points in the analysis, in each case assuming a mid-point weighted average cost of capital of 18%:

                                          EBITDA terminal multiples
                                   for Digital Island on a pro forma basis
                                   ---------------------------------------
                                      14.0x           16.0x           18.0x
                                  -------------   -------------   -------------
   EBITDA terminal
    multiples               12.0x          15.9 %         32.7 %          49.6%
   for Digital Island on a
    stand-alone basis       14.0x          (1.3)%         13.1 %          27.4%
                            16.0x         (14.0)%         (1.5)%          10.9%

   Illustrative Value Creation Analysis Based on Trading Multiples of Comparable Companies. Bear Stearns noted that, based on the implied enterprise value of Digital Island on a pro forma basis as of October 21, 1999, the implied multiple of estimated pro forma 2001 revenue was 6.7x. The implied enterprise value was calculated by adding the pro forma debt of the combined company to the pro forma market capitalization of the combined company on a fully-diluted basis (based on Digital Island's closing stock price on October 21, 1999 and based on the number of shares to be issued to the Sandpiper shareholders pursuant to the exchange ratio), and subtracting cash and cash equivalents from that amount.

   Bear Stearns calculated a range of implied values of Digital Island common stock on a pro forma basis by applying a range of multiples of estimated 2001 revenue and estimated cost savings. The multiples of estimated 2001 revenue ranged from 4.7x to 10.0x, which range was based on (i) Digital Island's current trading multiple of estimated 2001 revenue (4.7x), (ii) the implied multiple of estimated 2001 revenue (6.7x) and (iii) an assumed high multiple of estimated 2001 revenue (10.0x). Bear Stearns analyzed the implied values against a range of potential annual cost savings from $0 to $10.0 million in increments of $2.5 million, which cost savings were capitalized at a multiple of 20.0x. The range of implied pro forma values of Digital Island common stock based on these multiples and potential annual cost savings are set forth in the following table:

                                                            Multiple of 2001E
                                                                 revenue
                                                           --------------------
   Cost Savings (in $ millions)                             4.7x   6.7x  10.0x
   ----------------------------                            ------ ------ ------
   $0.0................................................... $15.35 $21.13 $31.02
    2.5...................................................  16.09  21.86  31.75
    5.0...................................................  16.82  22.60  32.49
    7.5...................................................  17.56  23.33  33.22
   10.0...................................................  18.29  24.07  33.96

   The following table sets forth the percentage premium or discount of the implied values set forth in the above table to the closing price of $21.13 of Digital Island common stock on October 21, 1999, two business days prior to the date of the Bear Stearns opinion:

                                                Multiple of 2001E revenue
                                                -------------------------------
   Cost Savings (in $ millions)                   4.7x       6.7x      10.0x
   ----------------------------                 ---------   --------  ---------
   $0.0........................................     (27.3)%      0.0%     46.8%
    2.5........................................     (23.9)       3.5      50.3
    5.0........................................     (20.4)       7.0      53.8
    7.5........................................     (16.9)      10.4      57.3
   10.0........................................     (13.4)      13.9      60.8

   Bear Stearns compared the implied multiple of estimated 2001 revenues of Digital Island on a pro forma basis to trading multiples of estimated 2001 revenues, based on publicly available information, including estimates in published third party research reports, of 22 selected data hosting, Internet access, commerce enablers, Internet infrastructure and Internet service provider companies (based on closing stock prices as of October 15, 1999) which, in Bear Stearns' judgment, were comparable to the operations of the combined company for purposes of this analysis. Because Sandpiper is not a publicly-trade company, no trading multiples were available with respect to it. The companies included:

                                                 Commerce    Internet          Internet Service
Data Hosting                 Internet Access     Enablers    Infrastructure    Providers
------------                 ---------------     --------    --------------    ----------------
Exodus Communications, Inc.  Excite/@Home        Broadvision RealNetworks      PSINet Inc.
Internap                     Covad               Verisign    Inktomi           Verio Inc.
Digex                        Northpoint          Marimba     F5                Concentric Network
Globix Corp.                 Rhythms             Packateer   Foundry           Corporation
                             NetConnections Inc.             Vignette
                             NAS                             Akamai
                                                             Technologies Inc.

   Bear Stearns compared the implied multiple of 6.7x estimated pro forma 2001 revenue for Digital Island on a pro forma basis to the trading multiples of the comparable companies. The following table sets forth the arithmetic means of the trading multiples of estimated 2001 revenues for each of the above groups of companies:

                                                             Implied multiple of
                                                               2001E revenues
                                                             -------------------
     Data hosting...........................................        17.1x
     Internet access........................................        10.0x
     Commerce enablers......................................        21.9x
     Internet infrastructure................................        29.3x
     Internet service provides..............................         4.1x

   While Bear Stearns determined that the comparable companies are comparable in some respects, none is comparable in all respects. Of the groups of companies in the above table, Bear Stearns deemed the Internet infrastructure companies to be the most comparable to Digital Island.

   Relative Contribution Analysis. Bear Stearns also performed an analysis of the relative contributions by Digital Island and Sandpiper to the pro forma combined company with respect to projected 1999 to 2004 revenues and projected 2002 to 2004 EBITDA based upon the Projections and Combination Benefits provided by Digital Island. Bear Stearns compared this analysis to the relative contributions to combined enterprise value by Digital Island and Sandpiper. Based on the closing price of Digital Island common stock on October 21, 1999 and the number of shares to be issued to the Sandpiper shareholders pursuant to the exchange ratio, Digital Island would contribute 57.0% of the combined enterprise value and Sandpiper would contribute 43.0% of the combined enterprise value.

   The following table sets forth the relative contributions to projected revenues during the periods indicated by Digital Island and Sandpiper:

                                            1999E  2000E  2001E  2002E  2003E  2004E
                                            -----  -----  -----  -----  -----  -----
     Digital Island........................ 96.6%  84.0%  80.3%  74.1%  67.2%  60.5%
     Sandpiper.............................  3.4%  16.0%  19.7%  25.9%  32.8%  39.5%

   The following table sets forth the relative contributions to projected EBITDA, without giving effect to projected Combination Benefits, by Digital Island and Sandpiper:

                                                              2002E  2003E  2004E
                                                              -----  -----  -----
     Digital Island.......................................... 84.6%  73.4%  64.0%
     Sandpiper............................................... 15.4%  26.6%  36.0%

   The following table sets forth the relative contributions to projected EBITDA giving effect to projected cost savings by Digital Island and Sandpiper and the relative contribution to EBITDA by the projected Combination Benefits:

                                                              2002E  2003E  2004E
                                                              -----  -----  -----
     Digital Island.......................................... 68.1%  69.5%  61.2%
     Sandpiper............................................... 12.5%  25.1%  34.4%
     Combination Benefits.................................... 19.4%   5.4%   4.4%

   Bear Stearns noted that Digital Island's relative contribution to pro forma combined revenue and EBITDA (both with and without the Combination Benefits) exceeded its contribution to pro forma combined enterprise value in each year throughout the projected period. However, Bear Stearns noted that such unfavorable comparisons diminished substantially over time due to the higher growth rates of revenue and EBITDA inherent in the Sandpiper Projections. In addition, Bear Stearns believes that less emphasis should be placed on this relative contribution analysis than on other analyses herein due to the material differential between the trading multiple of Digital Island and trading multiples of companies comparable to Sandpiper.

   Other Analyses. Bear Stearns conducted such other analyses as it deemed necessary, including reviewing historical and projected financial and operating data for Digital Island and Sandpiper.

Interests of Officers and Directors in the Merger

   Concurrently with the effectiveness of the merger, Digital Island and Sandpiper plan to enter into employment agreements with Leo Spiegel, Andrew Swart and David Farber, all current employees of Sandpiper. The proposed term of Mr. Spiegel's employment agreement is through November 24, 2000 unless terminated earlier by Digital Island, and the term of Mr. Swart's and Mr. Farber's employment agreements is for one year following the closing the merger, unless terminated earlier by Digital Island. Pursuant to the employment agreements, Mr. Spiegel's annual base salary will be $240,000 with an annual bonus target of $48,000, and he will participate in all employee benefit plans for which he is eligible. Each of Mr. Swart's and Mr. Farber's annual base salary will be $170,000 with an annual bonus target of $50,000, and each will participate in all employee benefit plans for which he is eligible.

   If the employee is terminated without cause during the term of the employment agreement, the employee is eligible to receive his base salary as a severance payment until the earlier of one year following the closing of the merger (or until November 24, 2000 in the case of Mr. Spiegel) or the date the employee begins employment with another employer. Mr. Swart's and Mr. Farber's employment agreements also provide for the grant to each of a stock option for 150,000 shares of Digital Island's common stock, which will vest over 50 months of successive employment with Digital Island, subject to acceleration in the event of a change in control. See "The Merger Agreement and Related Agreements--Related Agreements--Employment Agreements."

   Digital Island entered into a retention agreement with Thomas Govreau for a sixty day period following the closing of the merger. During the retention period, Mr. Govreau's monthly rate of base salary will be $11,040. At the end of the retention period, Mr. Govreau is eligible to receive salary continuation payments at the monthly rate of base salary in effect at that time for a six month period.

   As of December 3, 1999, the executive officers and directors of Sandpiper owned an aggregate of 5,833,541 shares of Sandpiper common stock, of which 1,682,519 shares are unvested and subject to repurchase by Sandpiper at a repurchase price of $0.07 per share pursuant to restricted stock purchase agreements. Additionally, as of such date the executive officers and directors of Sandpiper held options to purchase an aggregate of 630,000 shares of Sandpiper common stock, of which 605,417 are unvested.

   If the merger is completed, all of the 858,917 unvested shares (determined as of October 31, 1999) issued to Mr. Spiegel pursuant to a restricted stock purchase agreement will vest free from such repurchase rights in two equal portions on March 24 and November 24, 2000. In the event that Mr. Spiegel is terminated by Digital Island without cause, all of his shares will vest in full at that time. All of the unvested shares, including 298,096 shares each with respect to Mr. Swart and Mr. Farber and 100,894 shares with respect to Ronald Lachman, a director of Sandpiper (determined as of October 31, 1999), issued to Messrs. Swart, Farber and Lachman pursuant to restricted stock purchase agreements will immediately vest free from such repurchase rights in the event that such individual's employment or service with Digital Island is terminated following the merger. All 116,250 unvested shares (determined as of October 31, 1998) issued to Thomas Govreau pursuant to a restricted stock purchase agreement will vest free from such repurchase rights upon his continuation of employment with Digital Island for a period of sixty days following the effective date of the merger.

   Any accelerated vesting of the shares held by Messrs. Swart, Farber and Lachman is in accordance with the original terms of their restricted stock purchase agreements, which provided for such full acceleration upon the individual's termination following a transaction such as the merger. Mr. Spiegel's agreement provided for full acceleration upon a transaction such as the merger, but he has agreed to amend his agreement to conform to the terms described above. The accelerated vesting of Mr. Govreau's shares is in accordance with the terms of his retention agreement with Digital Island. Each of these individuals agreed to waive any acceleration resulting from the merger unless the acceleration was approved by the shareholders of Sandpiper pursuant to Section 280G of the Internal Revenue Code, and the shareholders gave their approval on December 8, 1999.

   Directors of Sandpiper and their affiliates will be subject (other than with respect to the surrender of Sandpiper capital stock in exchange for Digital Island's common stock pursuant to the merger) to certain volume limitations imposed by Rule 144 under the Securities Act which restrict the number of shares of Digital Island common stock held following the merger that each may transfer at any given time.

   Charlie Bass, a director of Digital Island, owns 71,429 shares of Sandpiper Series A preferred stock and also holds a warrant to purchase up to an additional 14,286 shares of Sandpiper Series A preferred stock. As a result, Mr. Bass may be more likely, in his capacity as a director of Digital Island or shareholder of Sandpiper, to vote to approve the issuance of Digital Island common stock pursuant to the merger than Digital Island stockholders generally.

Excess Parachute Payments

   Each of the Sandpiper executives named below acquired Sandpiper common stock under agreements which give Sandpiper the right to repurchase their shares at the original $0.07 purchase price paid by the shareholder, upon any termination of such executive's employment (in the case of Mr. Lachman, upon a termination of service as a director). Each agreement provides that the shares will vest free from this repurchase right, prorated during a stated period, if the executive continues to provide services to Sandpiper. Mr. Spiegel's agreement originally provided that all of the shares would vest free of Sandpiper's repurchase right upon any merger, reorganization or sale of substantially all of the assets of Sandpiper (this would include the merger). Mr. Spiegel waived this acceleration and his shares will now vest in accordance with the revised vesting schedule summarized below. The vesting acceleration provisions for Mr. Swart, Mr. Farber and Mr. Lachman will remain in effect in accordance with their original terms, as summarized below. The following table sets forth the number of currently unvested Sandpiper shares, and the number of shares of Digital Island which will be received in the merger and will be subject to such acceleration, for each of these executives:

                                                                     Number of
                                                                 Currently Unvested    Number of
                                                                  Sandpiper Shares  Digital Island
                                                                 (determined as of  Shares Subject
Name                     Position                                 October 31, 1999) to Acceleration
----                     --------                                ------------------ ---------------
Leo Spiegel............. President and CEO                            858,917           921,360

Andrew Swart............ VP Engineering and Co-Founder                298,096           319,767

David Farber............ Chief Technology Officer and Co-Founder      298,096           319,767

Ronald Lachman.......... Director and Co-Founder                      100,894           108,229

Thomas Govreau.......... Chief Financial Officer                      116,250           124,701

   The particular vesting acceleration provisions which will be in effect for the unvested shares of Digital Island common stock these executives will receive for their unvested Sandpiper shares in the merger may be summarized as follows:

  .  Mr. Spiegel:

    --Revised Vesting Schedule. Fifty percent (50%) of his unvested Digital
      Island shares will vest if he continues his employment with Digital Island through March 24, 2000. The remaining fifty percent (50%) of his unvested shares will vest if he continues his employment with Digital Island through November 24, 2000.

    --Acceleration upon Termination of Employment. All of his unvested shares will immediately vest should his employment be terminated by Digital Island without cause or should he terminate his employment for good reason within one year after the merger.

  .  Messrs. Swart, Farber and Lachman:

    --Should the employment of any of these executives terminate for any reason following the merger, then any unvested Digital Island shares received by that executive in the merger will, to the extent those shares remain unvested at the time of such termination, immediately vest.

  .  Mr. Govreau:

    --Mr. Govreau will enter into a retention agreement with Digital Island under which he will agree to continue in employment with Digital Island for a period of at least sixty days following the effective date of the merger. Upon his completion of that retention period, all of the Digital Island shares he receives in exchange for his unvested Sandpiper shares in the merger will vest.

   The number of shares potentially subject to accelerated vesting in accordance with these vesting acceleration provisions is at sufficiently high levels for each of the named Sandpiper executives that any actual accelerated vesting of those shares could have triggered an excess parachute payment under Internal Revenue Code Section 280G. In such event, the value of any accelerated vesting, as determined under applicable federal tax laws and regulations, would have triggered adverse tax consequences for both the executive and Digital Island, to the extent that value exceeded the average W-2 wages which the named executive received from Sandpiper for the five calendar years (or such lesser number of calendar years of actual employment with Sandpiper) immediately preceding the calendar year in which the merger occurs (the "Excess Parachute Payment"). The adverse tax consequences which would have resulted from such an Excess Parachute Payment may be summarized as follows:

  . The executive would have incurred a 20% excise tax on the Excess
    Parachute Payment attributable to the accelerated vesting of his shares. This excise tax would have been in addition to any federal and state income taxes which the executive might otherwise have incurred in connection with the vesting of the shares.

  . Digital Island would not have been entitled to any income tax deduction it may have otherwise been eligible for with respect to the Excess Parachute Payment.

   However, these adverse tax consequences will be avoided because the vesting acceleration described above has, in accordance with the requirements of Internal Revenue Code Section 280G and the applicable regulations thereunder, been approved by Sandpiper shareholders holding more than 75% of the total voting power of all of Sandpiper's outstanding voting shares (excluding shares held by Messrs. Spiegel, Swart, Farber, Govreau and Lachman). As part of that shareholder approval process, Messrs. Spiegel, Swart, Farber, Govreau and Lachman each agreed that none of their shares would have vested on an accelerated basis, had the requisite 75% shareholder approval not been obtained.

Regulatory Approvals

   The merger is subject to U.S. antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission. The applicable waiting period expired on December 5, 1999. The Department of Justice and the Federal Trade Commission, as well as a state or private person, may challenge the merger at any time before or after its completion. Neither Digital Island nor Sandpiper is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with applicable corporate law of Delaware and California.

Material Federal Income Tax Considerations

   The following discussion describes the material United States federal income tax consequences of the exchange of shares of Sandpiper capital stock for Digital Island common stock pursuant to the merger that are generally applicable to holders of Sandpiper capital stock. Riordan & McKinzie, legal counsel to Sandpiper, is of the opinion that the following discussion accurately describes such material United States federal income tax consequences. This discussion is based on currently existing provisions of the Internal Revenue Code of 1986, as amended, or Code, existing and proposed Treasury regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Sandpiper shareholders as described below.

   Sandpiper shareholders should be aware that this discussion does not address all United States federal income tax considerations that may be relevant to particular Sandpiper shareholders in light of their particular circumstances, such as shareholders who are dealers in securities or foreign currency, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons, who do not hold their Sandpiper capital stock as capital assets, who hold their Sandpiper capital stock as part of a straddle, pledge against currency risk, constructive sale or conversion transaction, or who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, the following discussion does not address the tax consequences of the merger under foreign, state or local tax laws, the tax consequences of other transactions effectuated prior or subsequent to, or concurrently with, the merger (whether or not any such transactions are undertaken in connection with the merger), including without limitation any transaction in which shares of Sandpiper capital stock are acquired or shares of Digital Island common stock are disposed of, or the tax consequences of the assumption by Digital Island of the Sandpiper options. Accordingly, Sandpiper shareholders are urged to consult their own tax advisors as to the specific tax consequences to them of the merger, including the applicable united states federal, state, local and foreign tax consequences.

   The merger is intended to constitute a reorganization within the meaning of the Code. Provided that the merger qualifies as a reorganization, then, subject to the limitations and qualifications referred to below, the merger will generally result in the following United States federal income tax consequences to the Sandpiper shareholders:

  . No gain or loss will be recognized by holders of Sandpiper capital stock upon their receipt of Digital Island common stock in exchange for Sandpiper capital stock in the merger (except to the extent of cash received in lieu of fractional shares of Digital Island common stock).

  . The aggregate tax basis of the Digital Island common stock received by Sandpiper shareholders in the merger, together with any tax basis attributable to fractional shares deemed to be disposed of, will be the same as the aggregate tax basis of the Sandpiper capital stock surrendered in exchange therefor.

  . The holding period of the Digital Island common stock received by each Sandpiper shareholder in the merger will include the period for which the Sandpiper capital stock surrendered in exchange therefor was considered to be held.

  . Cash payments received by holders of Sandpiper capital stock in lieu of fractional shares of Digital Island common stock will be treated as if such fractional shares of Digital Island common stock had been issued in the merger and then redeemed by Digital Island. A Sandpiper shareholder receiving cash in lieu of a fractional share of Digital Island common stock will recognize gain or loss upon such payment measured by the difference, if any, between the amount of cash received and such shareholder's basis in such fractional share.

   The parties have not and will not request a ruling from the Internal Revenue Service as to the tax consequences of the merger. The consummation of the merger is conditioned upon Sandpiper's receipt of an opinion from Riordan & McKinzie and Digital Island's receipt of an opinion from Brobeck, Phleger & Harrison LLP, to the effect that the merger will constitute a reorganization within the meaning of the Code. Sandpiper shareholders should be aware that the tax opinions do not bind the Internal Revenue Service, and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary position. The tax opinions will be subject to certain assumptions and qualifications, including but not limited to the truth and accuracy of certain representations made by Digital Island and Sandpiper.

   A successful Internal Revenue Service challenge to the reorganization status of the merger would result in Sandpiper shareholders recognizing taxable gain or loss with respect to each share of Sandpiper capital stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value as of the completion of the merger of the Digital Island common stock received in exchange. In such event, a shareholder's aggregate basis in the Digital Island common stock so received would equal the fair market value of such stock, and the shareholder's holding period for such stock would begin the day after the merger.

   Tax Consequences of the Escrow. Under the merger agreement, 10% of the aggregate number of shares of Digital Island common stock issuable in the merger will be placed in escrow. The return of any escrow shares to Digital Island in satisfaction of an indemnifiable claim should not result in the recognition of gain or loss to the holders of escrow shares. The return of any escrow shares to Digital Island should be characterized as an adjustment to the exchange terms of the merger agreement. Accordingly, the basis of each share of Digital Island common stock received in the merger by holders of escrow shares would be adjusted. Shareholders of Sandpiper are urged to consult their tax advisors regarding the tax consequences to them of the transfer of the escrow shares.

   Backup withholding with respect to cash paid instead of fractional shares of Digital Island common stock. Certain non-corporate Sandpiper shareholders may be subject to backup withholding at a 31% rate on cash payments received instead of fractional shares of Digital Island common stock. Backup withholding will

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not apply, however, to a Sandpiper shareholder who (a) furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to Sandpiper shareholders following the date of the merger, (b) provides a certification of foreign status on Form W-8 or successor form or (c) is otherwise exempt from backup withholding.

Anticipated Accounting Treatment

   Digital Island intends to treat the merger as a purchase for accounting and financial reporting purposes, which means that Digital Island will treat Sandpiper as a separate entity for periods prior to the closing and, thereafter, as a wholly owned subsidiary of Digital Island.

Dissenters' Rights

   The following summary of the statutory procedure to be followed by a dissenting Sandpiper shareholder in order to exercise his, her or its Dissenters' Rights under Chapter 13 of the California Corporations Code, or CCC, is not a complete statement of the law relating to Dissenters' Rights and is qualified in its entirety by reference to the full text of Chapter 13 of the CCC. This discussion and Chapter 13 of the CCC should be reviewed carefully by any Sandpiper shareholder who wishes to exercise statutory Dissenters' Rights or who wishes to preserve the right to do so, since failure to comply with the procedures set forth in Chapter 13 of the CCC will result in the loss or waiver of Dissenters' Rights. A copy of Chapter 13 of the CCC is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference.

   If the merger is approved by the required vote of Sandpiper shareholders, each Sandpiper shareholder who does not vote in favor of the merger and who follows the procedures set forth in Chapter 13 of the CCC will be entitled to exercise dissenters' rights under the CCC and thereby have Sandpiper shares purchased by Sandpiper for cash at the fair market value of the Sandpiper shares. A failure to vote affirmatively against the merger will not constitute a waiver of dissenters' rights set forth in Chapter 13 of the CCC. Any Sandpiper shares as to which such dissenters' rights are exercised will not be converted into the right to receive shares of Digital Island common stock but instead will be converted into the right to receive such consideration as may be determined to be due with respect to such Sandpiper shares pursuant to the CCC.

   Upon approval of the merger, a shareholder of Sandpiper on the record date for such approval may, by complying with the provisions of Chapter 13 of the CCC, require Sandpiper to purchase for cash at fair market value the shares owned by such holder and that were not voted to approve and adopt the merger agreement and approve the merger. The fair market value of Sandpiper shares will be determined as of the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation in consequence of the proposed merger (i.e., valuing the Sandpiper shares as if the merger had not occurred) but adjusted for any stock split, reverse stock split or stock dividend that becomes effective thereafter.

   Shares of Sandpiper capital stock must satisfy each of the following requirements to qualify as dissenting shares under California law:

  . the shares of Sandpiper capital stock must have been outstanding on the record date;

  . the shares of Sandpiper capital stock must not have been voted in favor of the merger;

  . the holder of such shares of Sandpiper capital stock must make a written demand that Sandpiper repurchase such shares of Sandpiper capital stock at fair market value; and

  . the holder of such shares of Sandpiper capital stock must submit share certificates for endorsement.

   Within ten days after the date of the approval of the merger, Sandpiper must mail a notice of the approval of the merger to each shareholder who has not voted to approve and adopt the merger, together with a statement of the price determined by Sandpiper to represent the fair market value of the Sandpiper shares, a

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brief description of the procedure to be followed in order for the shareholder to pursue dissenters' rights, and a copy of Sections 1300 to 1304 of Chapter 13 of the CCC. The statement of price by Sandpiper constitutes an offer by Sandpiper to purchase all properly dissenting shares at the stated amount.

   In order to exercise rights as a dissenting shareholder, within 30 days after the date on which notice of the approval of the merger by the outstanding shares of Sandpiper capital stock is mailed to dissenting shareholders, Sandpiper must receive a dissenting shareholder's written demand that Sandpiper repurchase such dissenting shareholder's dissenting shares setting forth the number and class of dissenting shares held of record by such dissenting shareholder that the dissenting shareholder demands that Sandpiper purchase, and a statement of what the dissenting shareholder claims to be the fair market value of the dissenting shares as of the day before the announcement of the proposed merger. The statement of fair market value in such demand by the dissenting shareholder constitutes an offer by the dissenting shareholder to sell the dissenting shares at such price to Sandpiper. Such holder must also submit to Sandpiper, within 30 days after the date on which notice of the approval by the outstanding shares was mailed to shareholders, share certificates representing any dissenting shares that the dissenting shareholder demands that Sandpiper purchase, so that such dissenting shares may either be stamped or endorsed with the statement that the shares are dissenting shares or exchanged for certificates of appropriate denomination so stamped or endorsed.

   If the dissenting shareholder and Sandpiper agree that the shares qualify as dissenting shares and agree upon the price of the shares, the dissenting shareholder will be entitled to the agreed upon price plus the legal rate of interest on judgments from the date of such agreement, to be paid to the dissenting shareholder within the later of 30 days after the date of such agreement or 30 days after any statutory or contractual conditions to the consummation of the merger are satisfied or waived subject to surrender, by the dissenting shareholder, of his, her or its certificates representing the dissenting shares to Sandpiper.

   If the dissenting shareholder and Sandpiper fail to agree upon the fair market value of the dissenting shares or whether the shares qualify as dissenting shares, the dissenting shareholder may file a complaint in California superior court within six months after the date on which notice of the approval of the merger is mailed to shareholders requesting that the court determine the fair market value of the dissenting shares and/or whether the shares qualify as dissenting shares. California law provides, among other things, that a dissenting shareholder may not withdraw the demand for payment of the fair market value of dissenting shares unless Sandpiper consents to such request for withdrawal.

   Under the provisions of Section 500 and following and Section 1306 of the CCC, a California corporation is legally prohibited from purchasing shares of stock through the payment of cash or other property, even if all dissenters' rights conditions are fulfilled, unless the corporation satisfies certain financial conditions. Due to these legal restrictions, Sandpiper may not legally be able to repurchase all or any dissenting shares of the dissenting shareholders for cash following the merger.

   To the extent that the above-mentioned provisions of the CCC prohibit cash payments to holders of dissenting shares who exercise and perfect their dissenters' rights, such dissenting shareholders will become creditors of Sandpiper for an amount equal to the fair market value of their shares as to which the dissenters' rights are perfected plus interest accrued thereon at the legal rate on judgments until the date of payment. The rights of such dissenting shareholders, however, will be subordinate to the rights of all other creditors of Sandpiper in any liquidation proceeding.

   Dissenting shareholders considering seeking appraisal should be aware that the fair market value of their shares of capital stock, as determined under Chapter 13 of the CCC, could be more than, the same as or less than the amount that would be paid to them pursuant to the merger agreement. The costs and expenses of the appraisal proceeding will be determined by the court and assessed against Sandpiper unless the court determines that the dissenting shareholder did not act in good faith in demanding payment of the fair market value of his, her or its shares, in which case such costs and expenses may be assessed against the dissenting shareholder.

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   If any Sandpiper shareholder who demands the purchase of his, her or its shares under Chapter 13 of the CCC fails to perfect, or effectively withdraws or loses his, her or its right to such purchase, the shares of such holder will be converted into a right to receive the applicable merger consideration with respect thereto in accordance with the terms of the merger agreement. Dissenting shares lose their status as dissenting shares and the holders of dissenting shares cease to be dissenting shareholders and cease to be entitled to require Sandpiper to purchase their shares if:

  . the merger is abandoned;

  . the shares are transferred prior to their submission for the required endorsement or are surrendered for conversion into shares of another class in accordance with the amended and restated articles of incorporation of Sandpiper;

  . the dissenting shareholder and Sandpiper do not agree upon the status of the shares as dissenting shares or do not agree on the purchase price, but neither Sandpiper nor the shareholder files a complaint or intervenes in a pending action within six months after mailing of the notice of approval of the merger; or

  . with Sandpiper's consent, the shareholder delivers to Digital Island a written withdrawal of such shareholder's demand for purchase of his, her or its shares.

   Except as expressly limited by provisions of California law pertaining to dissenters' rights, holders of dissenting shares, continue to have all the rights and privileges incident to their shares until the fair market value of their shares is agreed upon or determined.

   Failure to follow the steps required by Chapter 13 of the CCC for perfecting Dissenters' Rights may result in the loss of such rights (in which event a shareholder will be entitled to receive the applicable merger consideration with respect to such dissenting shares in accordance with the merger agreement). In view of the complexity of the provisions of Chapter 13, Sandpiper shareholders who are considering objecting to the merger should consult their own legal advisors.

   For more information on the rights of Sandpiper shareholders, see "Comparison of Rights of Stockholders of Digital Island and Shareholders of Sandpiper" beginning on page 86.

Listing of Digital Island Common Stock to be Issued in the Merger

   The filing of an application with the Nasdaq National Market for the listing of the shares of Digital Island common stock to be issued in the merger and the shares of Digital Island common stock to be reserved for issuance in connection with the assumption of outstanding Sandpiper stock options is a condition to the consummation of the merger.

Restrictions on Sale of Shares by Affiliates of Digital Island and Sandpiper

   The shares of Digital Island common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable under the Securities Act, except for shares of Digital Island common stock issued to any person who is deemed to be an affiliate of either Digital Island or Sandpiper at the time of the special meetings. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control of either Digital Island or Sandpiper and may include some of the officers, directors, or principal stockholders or shareholders of Digital Island or Sandpiper. Affiliates may not sell their shares of Digital Island common stock acquired in connection with the merger except under:

  . an effective registration statement under the Securities Act covering the resale of those shares;

  . an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  . another applicable exemption under the Securities Act.

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   In addition, Digital Island stockholders holding approximately 45% of the outstanding common stock of Digital Island and Sandpiper shareholders holding approximately 76% of the outstanding capital stock of Sandpiper, have agreed not to sell their shares of Digital Island common stock from the time of the merger until the earliest to occur of :

  . the sale by Digital Island of Digital Island common stock for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act;

  . July 15, 2000;

  . the effective date of a merger of Digital Island with or into another corporation in which fifty (50%) or more of the voting power of Digital Island is disposed of, or the sale of all or substantially all of the assets of Digital Island; or

  . such other date, and with such limitations, as may be approved by unanimous vote of the board of directors of Digital Island.

   The market standoff agreements are discussed in more detail in "The Merger Agreement and Related Agreements--Market Standoff Agreements."

   Digital Island's registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, does not cover the resale of shares of Digital Island common stock to be received by affiliates in the merger.

Operations Following the Merger

   The merger agreement provides that, upon completion of the merger, the board of directors of Digital Island shall consist of four designees of Digital Island, who shall be Ruann Ernst, Cliff Higgerson, Marcelo Gumucio and Shahan Soghikian; three designees of Sandpiper, who shall be Leo Spiegel, Robert Kibble and G. Bradford Jones; and two mutually acceptable outside directors, one of whom shall be Christos Cotsakos and the other of whom shall be mutually agreed to at a later date. Upon completion of the merger, the shareholders of Sandpiper will become stockholders of Digital Island, and their rights as stockholders will be governed by Digital Island's certificate of incorporation, Digital Island's bylaws and the laws of the State of Delaware.

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                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

   The following is a brief summary of the material provisions of the merger agreement and related agreements, copies of which are attached as Annex A to this joint proxy statement/prospectus and incorporated by reference in this joint proxy statement/prospectus. We urge you to read the merger agreement and the related agreements in their entirety for a more complete description of the merger. In the event of any discrepancy between the terms of the merger agreement or other agreements and the following summary, the applicable agreement will control.

The Merger

   Sandpiper will merge with Beach Acquisition Corp., a newly formed, wholly owned subsidiary of Digital Island, following:

  . the approval and adoption of the merger agreement and the merger by the shareholders of Sandpiper;

  . the approval of the issuance of Digital Island common stock in the merger by the stockholders of Digital Island;

  . the receipt of all necessary governmental consents, authorizations, filings, approvals and registrations; and

  . the satisfaction or waiver of the other conditions to the merger.

   Sandpiper will be the surviving corporation and will become a wholly owned subsidiary of Digital Island following the merger.

Effective Time

   Digital Island and Sandpiper are working toward completing the merger as soon as possible and hope to complete the merger before the first quarter of calendar year 2000. Because the merger is subject to governmental and other regulatory approvals, however, we cannot predict the exact timing.

Conversion of Sandpiper Shares in the Merger

   At the effective time, each outstanding share of Sandpiper capital stock (other than shares, if any, held by persons who have perfected, and not withdrawn or otherwise forfeited dissenters' or appraisal rights under California law) will automatically be converted into the right to receive
1.0727 shares of Digital Island common stock. The number of shares of Digital Island common stock issuable in the merger will be proportionately adjusted:

  . for any stock split, reverse split, stock dividend, reorganization, recapitalization or similar event with respect to Sandpiper capital stock or Digital Island common stock effected between the date of the merger agreement and the completion of the merger; or

  . if prior to the completion of the merger, the number of shares of Sandpiper capital stock or Digital Island common stock, each outstanding on a fully diluted basis, exceeds the number disclosed or permitted to be issued by either party under the merger agreement.

Sandpiper Stock Plan

   At the effective time, each outstanding option to purchase shares of Sandpiper common stock issued under Sandpiper's 1997 Stock Plan will be assumed by Digital Island regardless of whether the option is exercisable. Each Sandpiper stock option assumed by Digital Island will continue to have the same terms, and be subject to the same conditions, that were applicable to the option immediately prior to the effective time, except that:

  . each Sandpiper stock option will be exercisable for shares of Digital
    Island common stock;

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  . the number of whole shares of Digital Island common stock issuable upon exercise of any given Sandpiper option will be determined by multiplying
    1.0727 by the number of shares of Sandpiper common stock underlying the option, rounded down to the next whole number; and

  . the per share exercise price of any given option will be determined by dividing the exercise price of the option immediately prior to the effective time by 1.0727, rounded up to the next whole cent.

   The parties intend for the Sandpiper stock options assumed by Digital Island to qualify as incentive stock options to the extent the Sandpiper stock options qualified as incentive stock options prior to the effective time.

Fractional Shares

   No fractional shares of Digital Island common stock will be issued in connection with the merger. Instead Sandpiper shareholders will receive an amount of cash, in lieu of a fraction of a share of Digital Island common stock, equal to the product of (A) this fraction multiplied by (B) the average of the closing bid prices for a share of Digital Island common stock as quoted on the Nasdaq National Market for the twenty trading days prior to the date on which the effective time occurs.

The Exchange Agent

   Digital Island is required to make available to its transfer agent, or another institution selected by Digital Island and reasonably acceptable to Sandpiper, promptly after the effective time:

  . certificates representing the shares of Digital Island common stock to be exchanged for shares of Sandpiper capital stock (less the number of shares, if any, of Digital Island common stock to be deposited into the escrow fund); and

  . cash in an amount sufficient to pay for fractional shares and any dividends or distributions that holders of Sandpiper common stock may be entitled to receive under the merger agreement.

Exchange of Sandpiper Stock Certificates for Digital Island Stock Certificates

   Promptly after the effective time, Digital Island will cause to be mailed to each Sandpiper shareholder of record a letter of transmittal and instructions for surrendering his, her or its Sandpiper stock certificates in exchange for Digital Island stock certificates (less the number of shares, if any, to be deposited in the escrow fund on the holder's behalf) and cash in lieu of fractional shares.

   Sandpiper shareholders should not submit their stock certificates for exchange until they have received the letter of transmittal and instructions referred to above.

   Digital Island stockholders should not submit their stock certificates for exchange.

Transfers of Ownership

   Digital Island will issue a Digital Island stock certificate or a check in lieu of a fractional share in a name other than the name registered for the surrendered Sandpiper stock certificate only if the exchange agent is given all documents required, including documents:

  . to show and effect the unrecorded transfer of ownership; and

  . to show that any applicable stock transfer taxes have been paid or that such tax is not payable.

Distributions with Respect to Unexchanged Shares

   Sandpiper shareholders are not entitled to receive any dividends or other distributions on Digital Island common stock with a record date after the merger is completed until they have surrendered their Sandpiper stock certificates in exchange for Digital Island stock certificates.

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   Subject to applicable law, if there is any dividend or other distribution on
Digital Island common stock with a record date after the merger, former Sandpiper shareholders will receive, only following surrender of their Sandpiper stock certificates, the dividend or other distribution payable with respect to the whole shares of Digital Island common stock issued in exchange for their Sandpiper stock certificates, without interest.

Representations and Warranties

   Digital Island and Sandpiper each made a number of representations and warranties in the merger agreement about their authority to enter into the merger agreement and to consummate the other transactions contemplated by the merger agreement and about aspects of their business, financial condition, structure and other facts pertinent to the merger.

   Sandpiper's representations and warranties included the following topics:

  . Sandpiper's organization, qualification to do business and good standing;

  . Sandpiper's capitalization;

  . Sandpiper's corporate power to enter into, and its authorization of, the merger agreement and the transactions contemplated by the merger agreement, subject only to approval of the merger by Sandpiper's shareholders;

  . the effect of the merger agreement and the merger on obligations of Sandpiper;

  . Sandpiper's possession of consents and permits required in connection with the merger agreement and transactions contemplated by the merger agreement;

  . Sandpiper's financial statements;

  . changes in Sandpiper's business since September 30, 1999;

  . the absence of undisclosed liabilities;

  . litigation involving Sandpiper;

  . restrictions on Sandpiper's business activities;

  . possession of, and compliance with, permits and governmental authorizations required to conduct Sandpiper's business;

  . Sandpiper's title to the properties it owns and leases;

  . intellectual property used or owned by Sandpiper;

  . environmental laws that apply to Sandpiper;

  . Sandpiper's tax liabilities and returns;

  . Sandpiper's employee benefit plans;

  . the effect of the merger on agreements between Sandpiper and its directors and employees;

  . matters relating to Sandpiper's employees;

  . the absence of indebtedness between directors, officers, employees or agents of Sandpiper and Sandpiper;

  . Sandpiper's insurance;

  . Sandpiper's compliance with applicable laws, rules and regulations of governmental entities;

  . the accuracy and completeness of Sandpiper's corporate minute books;

  . Sandpiper's accounts receivable;


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  . Sandpiper's customers and suppliers;

  . Sandpiper's material contracts and obligations;

  . the absence of any breach of Sandpiper's material contracts and obligations;

  . the effect of the year 2000 on Sandpiper's business, products and services;

  . Sandpiper's compliance with applicable export control laws;

  . Sandpiper's scheduled product releases;

  . that Sandpiper delivered or made available true and complete copies of each material document requested in writing by Digital Island or its counsel;

  . the execution and delivery of the shareholder agreements, irrevocable proxies and market standoff agreements;

  . the percentage vote of Sandpiper shareholders required to approve the merger, the merger agreements, and related transactions;

  . the unanimous approval of the merger agreement and the merger by Sandpiper's board of directors;

  . the treatment of the merger as a tax-free reorganization;

  . the accuracy of the information included in this joint proxy statement/prospectus;

  . Sandpiper's affiliates;

  . Sandpiper's brokers' and finders' fees in connection with the merger; and

  . the completeness of Sandpiper's representations and warranties.

  Digital Island's representations and warranties included the following topics:

  . Digital Island's organization, qualification to do business and good standing;

  . Digital Island's capitalization;

  . Digital Island's corporate power to enter into, and its authorization of, the merger agreement and the transactions contemplated by the merger agreement;

  . the effect of the merger agreement and the merger on obligations of Digital Island;

  . Digital Island's possession of consents and permits required in connection with the merger agreement and transactions contemplated by the merger agreement;

  . Digital Island's financial statements;

  . Digital Island's filings and reports with the Securities and Exchange
    Commission;

  . changes in Digital Island's business since June 30, 1999;

  . the absence of undisclosed liabilities;

  . litigation involving Digital Island;

  . restrictions on Digital Island's business activities;

  . intellectual property used or owned by Digital Island;

  . the effect of the merger on agreements between Digital Island and its directors or employees;

  . Digital Island's principal contracts and obligations;

  . the percentage vote of Digital Island's stockholders required to approve the issuance of Digital Island common stock in the merger and the execution and delivery of the voting agreements;

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  . the approval of the Digital Island board of directors.

  . the accuracy of the information included in this joint proxy statement/prospectus;

  . the treatment of the merger as a tax-free reorganization;

  . Digital Island's brokers' and finders' fees in connection with the merger;

  . access to true and complete copies of each material document requested in writing by Sandpiper or its counsel; and

  . the completeness of Digital Island's representations and warranties.

   The representations and warranties in the merger agreement are lengthy, detailed and not easily summarized. We urge Sandpiper shareholders and Digital Island stockholders to read carefully the articles in the merger agreement entitled "Representations and Warranties of Company" and "Representations and Warranties of Parent."

Merger Integration Committee

   Sandpiper and Digital Island have established a merger integration committee consisting of seven members, four of whom are members of the Digital Island board of directors designated by Digital Island and three of whom are members of the Sandpiper board of directors designated by Sandpiper. The purpose of the merger integration committee is to plan for the integration of Sandpiper and Digital Island following the consummation of the merger and to assist in carrying out various provisions of the merger agreement, including approval of proposals by the parties to take actions that would otherwise be prohibited or restricted by the merger agreement. All determinations of the merger integration committee shall be made on the basis of what is in the best interests of Digital Island and Sandpiper as a combined company following the consummation of the merger.

Sandpiper's Conduct of Business Before Completion of the Merger

   Sandpiper has agreed that, until the completion or termination of the merger, unless Digital Island consents in writing or unless otherwise approved by a majority of the merger integration committee, Sandpiper and its subsidiaries will conduct their businesses in the ordinary course of business in substantially the manner conducted prior to the date of the merger agreement, or as otherwise contemplated in Sandpiper's budget for October 1, 1999 through June 30, 2000 as furnished to Digital Island. Sandpiper has also agreed to, and cause its subsidiaries to, pay debts and taxes when due, pay or perform other obligations when due, and use reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.

   Except as expressly contemplated by the merger agreement or the other agreements related thereto, Sandpiper has further agreed, until the completion or termination of the merger, unless Digital Island consents in writing or unless otherwise approved by a majority of the merger integration committee (including the approval of at least one member thereof designated by Digital Island), Sandpiper and its subsidiaries will not do, cause or permit any of the following:

  . amend, modify, alter or rescind its charter, bylaws or organizational documents;

  . declare or pay dividends or make any other distribution on its capital stock, or split, combine or reclassify any of its capital stock, or repurchase or otherwise acquire any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

  . grant any options or other rights to acquire securities (except grants of options in the ordinary course of business consistent with past practice, exercisable for a total of not more than 1,333,000 shares of

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   Sandpiper common stock), or accelerate, amend or change the exercisability or vesting of options or authorize cash payments in exchange for any options;

  . propose or actually issue, deliver or sell or purchase any shares of its capital stock or securities convertible or subscriptions, rights, warrants, options or similar agreements or commitments to acquire shares of its capital stock, other than pursuant to the exercise of options or warrants outstanding and disclosed as of the date of the merger agreement and option grants permitted under the merger agreement;

  . enter into or modify, terminate or violate material contracts other than in the ordinary course of business consistent with past practice;

  . transfer to any person or entity any rights to Sandpiper's intellectual property other than in the ordinary course of business consistent with past practice;

  . enter into or amendment of any agreements with any other party granting exclusive marketing or other exclusive rights with respect to Sandpiper's products or technology;

  . sell, lease or otherwise dispose or encumber any material (individually or in the aggregate) properties or assets other than sales, leases or licenses of products in the ordinary course of business;

  . incur or guarantee any indebtedness, issue or sell any debt security or guarantee any debt securities of others, except in accordance with Sandpiper's budget as furnished to Digital Island;

  . enter into any operating lease, except in accordance with Sandpiper's budget as furnished to Digital Island;

  . pay, discharge or satisfy any claim, liability or obligation arising other than in the ordinary course of business, except in accordance with Sandpiper's budget as furnished to Digital Island;

  . make any capital expenditures, capital additions or capital improvements, except in accordance with Sandpiper's budget as furnished to Digital Island;

  . materially reduce the amount of any material insurance coverage provided by existing insurance policies;

  . terminate or waive any right of substantial value, other than in the ordinary course of business;

  . adopt or amend any employee benefit plan or stock purchase or option plan, elect or appoint any new director, or hire any new officer level employee, pay any special bonus or remuneration to any employee or director or, other than in the ordinary course of business consistent with past practice, increase the salaries or wage rates of employees;

  . grant any severance arrangements or termination pay to any officer or director or to any other employee except payments made pursuant to written agreements outstanding on the date of the merger agreement and specifically identified and provided to Digital Island prior to the date of the merger agreement;

  . commence any lawsuit, other than (a) for the collection of bills, (b) where Sandpiper, after consulting with Digital Island, in good faith determines that failure to commence litigation would result in material impairment of a valuable aspect of its business, or (c) for a breach of the merger agreement;

  . acquire or agree to acquire, in any manner, any other entity, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to Sandpiper's business, taken as a whole;

  . make or change any material tax elections, change any accounting method in respect of taxes, file or amend any material tax return, enter into any closing arrangement, settle any material claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

  . fail to give all notices and other information required to be given to employees, any collective bargaining unit representing employees and any applicable government authority under any applicable law in connection with the merger;

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  . revalue any assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

  . change domain names or fail to renew existing domain name registrations on a timely basis; or

  . authorize, agree to take or take any action described in the bullet points above or any action that would (a) make materially untrue or materially incorrect any of the representations or warranties of Sandpiper in the merger agreement or prevent it from performing or causing it not to perform its covenants in the merger agreement in any material respect, (b) result in any of the conditions to the merger as set forth in the merger agreement not being satisfied or in violation of the merger agreement or any related agreement, except in every case, as may be required by applicable law, or (c) materially adversely impair the ability of Sandpiper to consummate the merger or the transactions contemplated by the merger agreement.

Digital Island's Conduct of Business Before Completion of the Merger

   Digital Island has agreed that, until the completion or termination of the merger, unless Sandpiper consents in writing or unless otherwise approved by a majority of the merger integration committee, and except further as required by the fiduciary duties of the Digital Island board of directors, Digital Island and its subsidiaries will conduct their businesses in the ordinary course of business in substantially the manner conducted prior to the date of the merger agreement or as otherwise contemplated in Digital Island's fiscal year 2000 plan.

   Except as expressly contemplated by the merger agreement or the other agreements related thereto, Digital Island has further agreed, until the completion or termination of the merger unless Sandpiper consents in writing or unless otherwise approved by a majority of the merger integration committee (including the approval of at least one member thereof designated by Sandpiper), Digital Island and its subsidiaries will not do, cause or permit any of the following:

  . authorize, agree to take or take any action described in the bullet points below or any action that would (a) make materially untrue or materially incorrect any of the representations or warranties of Digital Island in the merger agreement or prevent it from performing or causing it not to perform its covenants in the merger agreement in any material respect (b) result in any of the conditions to the merger as set forth in the merger agreement not being satisfied or in violation of the merger agreement or any related agreement, except in every case, as may be required by applicable law, or (c) materially adversely impair the ability of Sandpiper to consummate the merger or the transactions contemplated by the merger agreement.

  . amend, modify, alter or rescind its charter, bylaws or organizational documents;

  . declare or pay dividends or make any other distribution on its capital stock, or split, combine or reclassify any of its capital stock, or repurchase or otherwise acquire any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

  . transfer to any person or entity any rights to Digital Island's intellectual property other than in the ordinary course of business consistent with past practice;

  . sell, lease or otherwise dispose or encumber any material (individually or in the aggregate) properties or assets other than sales, leases or licenses of products in the ordinary course of business;

  . make or change any material tax elections, change any accounting method in respect of taxes, file or amend any material tax return, enter into any closing arrangement, settle any material claim or assessment in respect of taxes;

  . change domain names or fail to renew existing domain name registrations on a timely basis; or

  . grant any options or other rights to acquire securities (except grants of options in the ordinary course of business consistent with past practice, exercisable for a total of not more than 2,000,000 shares of

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   Digital Island common stock), or accelerate, amend or change the exercisability or vesting of options or authorize cash payments in exchange for any options;

  . propose or actually issue, deliver or sell or purchase any shares of its capital stock or securities convertible or subscriptions, rights, warrants, options or similar agreements or commitments to acquire shares of its capital stock, other than pursuant to the exercise of options or warrants outstanding and disclosed as of the date of the merger agreement and option grants permitted under the merger agreement or pursuant to a permitted acquisition; or

  . acquire or agree to acquire by merging or consolidating with any entity, or by purchasing a substantial portion of the assets thereof, or by any other manner.

   The agreements related to the conduct of business of Sandpiper and Digital Island in the merger agreement are lengthy, detailed and not easily summarized. We urge Sandpiper shareholders and Digital Island stockholders to carefully read the article in the merger agreement entitled "Conduct Prior to the Effective Time."

No Solicitation of Takeover Proposals by Sandpiper

   Until the merger agreement is terminated or as otherwise provided in the merger agreement, Sandpiper has agreed that neither it nor its subsidiaries nor any of their respective officers, directors, employees or representatives will take any of the following actions, directly or indirectly:

  . solicit, initiate, encourage or agree to any "company takeover proposal" by a third party; or

  . engage in any negotiations concerning, or disclose any nonpublic information relating to Sandpiper or any of its subsidiaries to, allow access to any of their properties, books or records to or have discussions with any person relating to a company takeover proposal or otherwise facilitate any effort or attempt to make or implement a company takeover proposal.

   A "company takeover proposal" includes any offer or proposal for, or any indication of interest in:

  . a merger or other business combination involving Sandpiper;

  . the acquisition of 10% or more of Sandpiper's outstanding capital stock, or a material portion of the assets of Sandpiper (other than the transactions contemplated by the merger agreement with Digital Island); or

  . any other transaction inconsistent with the consummation of the transactions contemplated by the merger agreement with Digital Island.

   Sandpiper has agreed to provide Digital Island prompt notice and detailed information of any company takeover proposal it receives. In addition, Digital Island and Sandpiper have agreed that Digital Island shall be entitled, in addition to any other remedies to which it may be entitled, to seek an injunction or injunctions to prevent breaches of the section of the merger agreement entitled "No Solicitation by Company."

No Solicitation of Certain Contingent Business Combination Transactions by Digital Island

   Until the merger agreement is terminated or as otherwise provided in the merger agreement, Digital Island has agreed that neither it nor its subsidiaries nor any of their respective officers, directors, employees or representatives will take any of the following actions, directly or indirectly:

  . solicit, initiate, encourage or agree to any "parent takeover proposal" by a third party; or

  . engage in any negotiations concerning, or disclose any nonpublic information relating to Digital Island or any of its subsidiaries to, allow access to any of their properties, books or records to or have discussions with any person relating to a parent takeover proposal or otherwise facilitate any effort or attempt to make or implement a parent takeover proposal.

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   A "parent takeover proposal" means any offer or proposal for, or any indication of interest in any of the following types of transactions that is conditioned on the denial by the stockholders of Digital Island of the issuance of shares of Digital Island common stock to Sandpiper shareholders pursuant to the merger agreement with Sandpiper:

  . a merger or other business combination involving Digital Island;

  . the acquisition of a majority of Digital Island's outstanding capital stock, or all or substantially all of the assets of Digital Island; or

  . any other transaction inconsistent with the consummation of the transactions contemplated by the merger agreement with Sandpiper.

   The Digital Island board of directors is not prohibited, however, from taking and disclosing to Digital Island's stockholders a position with respect to a tender or exchange offer under Rules 14d-9 and 14e-2(a) under the Exchange Act not made in violation of the merger agreement. The Digital Island board of directors may also provide information in connection with, and negotiate concerning, an unsolicited, bona fide parent takeover proposal (as defined above) if the Digital Island board of directors:

  . concludes in good faith, after considering applicable state law, on the basis of written advice from independent outside legal counsel, that failure to take such action would not be a proper exercise of the fiduciary duties of Digital Island's board of directors to its stockholders under applicable law; and

  . shall have determined in the exercise of its fiduciary duties to Digital
    Island stockholders (taking into account the advice of Digital Island's independent financial advisor) that the parent takeover proposal provides materially greater value to Digital Island or its stockholders than the merger.

   Digital Island has agreed to provide Sandpiper prompt notice and detailed information of any "parent takeover proposal" it receives. In addition, Sandpiper and Digital Island have agreed that Sandpiper shall be entitled, in addition to any other remedies to which it may be entitled, to seek injunctions to prevent breaches of the section of the merger agreement entitled "No Solicitation by Parent."

Additional Agreements of Sandpiper and Digital Island

   Each of Sandpiper and Digital Island has further agreed, among other things specifically identified in the merger agreement:

  . that the mutual confidentiality agreement executed by each party shall continue in full force and effect;

  . to notify the other promptly of any event or occurrence not in the ordinary course of business, and of any event which could have a material adverse effect on the other;

  . to provide reasonable access to the other to its facilities, records and all other information as the other may reasonably request;

  . subject to compliance with applicable law, to confer on a regular and frequent basis with one or more representatives of the other to report material operational matters and the general status of ongoing operations;

  . to make all necessary filings and obtain any consents and approvals as may be required in connection with the merger agreement and the merger; and

  . to consult with each other and obtain prior approval of the other before issuing any press release or making any other public disclosure regarding the merger agreement or the transactions contemplated thereby, except as may be required by law or by obligations of Digital Island pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers after consultation with Sandpiper.


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Director and Officer Indemnification

   The merger agreement provides that, after the completion of the merger, Digital Island shall honor and not modify any rights to indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the consummation of the merger as existed at the time the merger agreement was signed in favor of officers and directors of Sandpiper and its subsidiaries as provided in their respective charters or bylaws as in effect at the time the merger agreement was signed.

Conditions to the Merger

   Digital Island's and Sandpiper's obligations to complete the merger and the related transactions are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  . the merger agreement and the merger must have been approved by the affirmative vote of the holders of record of more than 50% of the issued and outstanding shares of Sandpiper common stock and each series of Sandpiper preferred stock, each voting as a separate class, and the Digital Island share issuance must be approved by Digital Island's stockholders;

  . any agreements or arrangements that may constitute excess parachute payments under Section 280G of the Internal Revenue Code must have been approved by such number of Sandpiper shareholders as is required under applicable law;

  . no order, writ, injunction or decree is in force that makes the merger illegal or otherwise prohibits completion of the merger;

  . all consents, approvals and authorization legally required to consummate the merger and the other transactions contemplated by the merger agreement must have been obtained from all governmental entities, including such approvals, waivers and consents as may be required under the antitrust laws;

  . Digital Island, Sandpiper, the escrow agent and the Sandpiper shareholders' agent must have entered into the escrow agreement; and

  . the registration statement relating to the issuance of shares of Digital
    Island common stock as contemplated by the merger agreement must have been declared effective by the Securities and Exchange Commission, or alternatively, the shares of Digital Island common stock to be issued in the merger shall be exempt from registration under the Securities Act of 1933, as amended, by reason of Section 3(a)(10) or Section 4(2) thereof;

   Sandpiper's obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger, any of which may be waived, in writing, by Sandpiper:

  . Digital Island's representations and warranties must be true and correct when made and as of the closing of the merger, except where failures to be true and correct could not reasonably be expected to have a material adverse effect on Digital Island;

  . Digital Island must have complied in all material respects with all of its covenants in the merger agreement, except, in the case of covenants of Digital Island identified in the sections of the merger agreement entitled "General Conduct of Business" and "Conduct of Parent," where the failure to perform or comply with such covenants could not reasonably be expected to have a material adverse effect on Digital Island;

  . Sandpiper must receive a certificate executed on behalf of Digital Island by its president and chief financial officer to the effect that the conditions set forth in the immediately preceding bullet points have been satisfied;

  . all third-party consents or approvals required under any principal contract of Digital Island in connection with the merger must be obtained, if the failure to obtain such consent or approval could reasonably be expected to have a material adverse effect on Sandpiper or the surviving corporation;

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  . no proceedings by a governmental entity seeking to prevent the merger are pending and no injunctions or restraints seeking to limit or restrict Digital Island's conduct or operation of the business of Sandpiper following the merger are in effect;

  . Sandpiper must have received a legal opinion from Digital Island's legal counsel, Brobeck, Phleger & Harrison LLP, dated the closing date, in substantially the form attached as an exhibit to the merger agreement; and

  . Sandpiper must have received the opinion of its legal counsel, Riordan &
    McKinzie, dated the closing date, to the effect that the merger will constitute a reorganization within the meaning of Section 368(a) of the Code.

   Digital Island's and Beach Acquisition Corp.'s obligations to complete the merger are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger, any of which may be waived, in writing, by Digital Island:

  . Sandpiper's representations and warranties must be true and correct when made and as of the closing of the merger, except where failures to be true and correct could not reasonably be expected to have a material adverse effect on Sandpiper or the surviving corporation;

  . Sandpiper must have complied in all material respects with all of its covenants in the merger agreement, except, in the case of covenants of Sandpiper identified in the sections of the merger agreement entitled "General Conduct of Business" and "Conduct of Company," where the failure to perform or comply with such covenants could not reasonably be expected to have a material adverse effect on Sandpiper or the surviving corporation;

  . Digital Island must receive a certificate executed on behalf of Sandpiper by its president and chief financial officer to the effect that the conditions set forth in the immediately preceding bullet points have been satisfied;

  . all third-party consents or approvals required under any material contract of Sandpiper or its subsidiaries in connection with the merger must be obtained, if the failure to obtain such consent or approval could reasonably be expected to have a material adverse effect on Sandpiper, Digital Island or the surviving corporation;

  . no proceedings by a governmental entity seeking to prevent the merger shall be pending and no injunctions or restraints seeking to limit or restrict Digital Island's conduct or operation of the business of Sandpiper following the merger shall be in effect;

  . Digital Island must have received a legal opinion from Sandpiper's legal counsel, Riordan & McKinzie, dated the closing date, in substantially the form attached as an exhibit to the merger agreement;

  . Digital Island must have received the opinion of its legal counsel, Brobeck, Phleger & Harrison LLP, dated the closing date, to the effect that the merger will constitute a reorganization within the meaning of
    Section 368(a) of the Code;

  . each of the employment and non-competition agreements executed by the employees of Sandpiper specifically identified in the merger agreement must be in full force and effect; and

  . Sandpiper must, prior to the completion of the merger, provide Digital
    Island with a certificate from the Secretary of State of California and the California Franchise Tax Board as to Sandpiper's good standing and payment of all applicable taxes, and such other customary certificates and closing documents reasonably requested by Digital Island.

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Termination of the Merger Agreement

   The merger agreement may be terminated at any time before the completion of the merger, whether before or after approval of the matters presented in connection with the merger by the shareholders of Sandpiper, as summarized below:

  . the merger agreement may be terminated by mutual consent; or

  . the merger agreement may also be terminated by either Digital Island or Sandpiper if the conditions to completion of the merger would not be satisfied because of either (a) a breach of an agreement or obligation in the merger agreement by the other party or (b) a breach of a representation or warranty of the other party in the merger agreement, and such breach shall not have been cured within 20 business days following receipt of written notice by the non-breaching party.

   In addition, the merger agreement may be terminated by either Digital Island or Sandpiper under any of the following circumstances:

  . if the merger is not completed, without the fault of the terminating party, by May 31, 2000;

  . if a final court or governmental order prohibiting the merger is issued and is not appealable;

  . if the Digital Island stockholders do not approve the issuance of Digital
    Island common stock at the Digital Island special meeting; or

  . if the Sandpiper shareholders do not approve the merger agreement and the merger at the Sandpiper special meeting.

   The merger agreement may be terminated by Digital Island if the following occurs:

  . the Sandpiper board of directors shall have omitted, withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Digital Island or recommended, endorsed, accepted or agreed to a company takeover proposal or shall have resolved to do any of the foregoing. These actions by Sandpiper would also be a breach of Sandpiper's obligations under the merger agreement.

   The merger agreement may be terminated by Sandpiper if the following occurs:

  . the Digital Island board of directors shall have omitted, withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Sandpiper or recommended, endorsed, accepted or agreed to a parent takeover proposal or shall have resolved to do any of the foregoing.

Payment of Costs and Expenses; Termination Fees

   Subject to the termination fees set forth below, all costs and expenses incurred in connection with the merger agreement, the related agreements and the transactions contemplated thereby, including the fees and expenses of advisers, accountants and legal counsel, will be paid by the party incurring the expense.

 Sandpiper's Termination Fee Obligations

   In addition to any other remedies Digital Island may have, Sandpiper is required to promptly pay Digital Island a fee of $5,000,000 (and an additional fee of $25,000,000 if a company takeover proposal is consummated within twelve months of the termination of the merger agreement) if any of the following occur:

  . If a company takeover proposal is made and not withdrawn before the Sandpiper shareholder meeting, and the Sandpiper shareholders fail to approve the merger agreement, and:

  -- Digital Island terminates the merger agreement because the Sandpiper board of directors has omitted, withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Digital Island or recommended, endorsed, accepted or agreed to a company takeover proposal or has resolved to do any of the foregoing; or

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  -- Either Digital Island or Sandpiper terminates the merger agreement due to the failure to obtain the required approval of Sandpiper shareholders at the Sandpiper shareholder meeting.

  . Sandpiper breaches a representation or warranty in the merger agreement after a company takeover proposal has been made, the breach is not cured within 20 business days following Sandpiper's receipt of written notice of the breach, and Digital Island terminates the merger agreement on the basis of the breach.

 Digital Island's Termination Fee Obligations

   In addition to any other remedies Sandpiper may have, Digital Island is required to promptly pay Sandpiper a fee of $5,000,000 (and an additional fee of $25,000,000 if a parent takeover proposal is consummated within twelve months of the termination of the merger agreement) if any of the following occur:

  . If a parent takeover proposal is publicly announced and not publicly withdrawn before the Digital Island stockholder meeting and the Digital Island stockholders fail to approve the issuance of Digital Island common stock in connection with the merger, and:

  -- Sandpiper terminates the merger agreement because the Digital Island board of directors' has omitted, withdrawn or modified its recommendation of the merger agreement or the merger in a manner adverse to Sandpiper or recommended, endorsed, accepted or agreed to a parent takeover proposal or has resolved to do any of the foregoing; or

  -- either Sandpiper or Digital Island terminates the merger agreement due to the failure to obtain the required approval of Digital Island stockholders at the Digital Island stockholder meeting.

  . Digital Island breaches a representation or warranty in the merger agreement after a parent takeover proposal has been made, the breach is not cured within 20 business days following Digital Island's receipt of written notice of the breach, and Sandpiper terminates the merger agreement on the basis of the breach.

Extension, Waiver and Amendment of the Merger Agreement

   Digital Island and Sandpiper may amend the merger agreement before completion of the merger, but after the Sandpiper shareholders adopt the merger agreement, no change may be made to the amount or type of consideration into which Sandpiper common stock will be converted.

   Either Digital Island or Sandpiper may, in writing, extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement.

Escrow and Indemnification

   Under the merger agreement, Sandpiper shareholders are required to indemnify and hold harmless Digital Island and certain related parties from and against any and all losses, costs, damages, liabilities and expenses arising out of any misrepresentation, breach of or default in any of the representations, warranties, covenants and agreement given or made by Sandpiper in or pursuant to the merger agreement, any schedule or exhibit to the merger agreement, any agreement entered into by Sandpiper and Digital Island in connection with the merger agreement and any certificate delivered to Digital Island in connection with the merger.

   To secure the indemnification obligation of Sandpiper shareholders, an escrow fund comprised of ten percent (10%) of the shares of Digital Island common stock issued in the merger to Sandpiper shareholders will be established. No indemnification claim may be made by Digital Island until the aggregate amount of indemnification claimed exceeds $2,000,000 and then only to the extent that the aggregate amount claimed

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

exceeds $2,000,000. If the merger is consummated, recovery from the escrow fund will be the sole and exclusive remedy, absent fraud, intentional misrepresentation or willful breach.

   The shareholders' agent will have sole and exclusive power to act and bind Sandpiper shareholders in all maters relating to the escrow. Initially, Thomas
R. Govreau will act as the shareholders' agent.

   The escrow period will terminate on the following dates: (a) for matters expected to be encountered and resolved in the audit of Digital Island's financial statements for its fiscal year ending September 30, 2000, the earlier of the first anniversary of the closing date or the date on which Digital Island publishes the combined audited financial statements of Digital Island and Sandpiper for such fiscal year and (b) for all other matters, the first anniversary of the closing date. If necessary to satisfy any unsatisfied claims relating to facts and circumstances existing prior to the expiration of the escrow period, a portion of the escrow shares may be retained in the escrow fund until such claims are resolved.

   The indemnification provisions are set forth in the section entitled "Escrow and Indemnification" in the merger agreement attached to this joint proxy statement/prospectus in Annex A and the form of escrow agreement attached as an exhibit to the merger agreement in Annex A. You should read these documents carefully for a full understanding of the escrow and indemnification provisions.

Related Agreements

 Declaration of Registration Rights

   Digital Island has agreed, by way of a declaration of registration rights for the benefit of Sandpiper shareholders, to grant customary demand and piggyback registration rights covering the shares of Digital Island common stock to be issued in the merger, upon the same terms as Digital Island's existing Amended and Restated Investors' Rights Agreement. The declaration of registration rights provides that if at any time Digital Island shall determine to register any of its equity securities for its own account or for the account of certain other holders of Digital Island common stock in an underwritten public offering, Digital Island must give notice to the holders and at the holders' written request pursuant to proper notice, include in the registration and underwriting all registrable securities, subject to limitation by the managing underwriter of such registration. The rights of all of the holders under the declaration of registration rights terminate on July 15, 2006. In addition, the right of any holder to receive notification and to participate in any registration terminates at such time as such holder (a) owns less than 1% of the outstanding Digital Island common stock and (b) could sell all of the registrable securities held by such holder in any one three-month period pursuant to Rule 144 under the Securities Act. The form of declaration of registration rights is attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

 Escrow Agreement

   Under the merger agreement, 10% of the total number of shares of Digital Island common stock issuable in the merger will be placed in escrow and shall be available to compensate Digital Island pursuant to the indemnification obligations of the shareholders of Sandpiper. Only shares issuable to Sandpiper shareholders who are parties to the shareholder agreement will be placed in the escrow fund. The escrow fund shall be governed by the terms of the merger agreement and the escrow agreement. The escrow agreement is attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

 Digital Island Voting Agreements and Irrevocable Proxies

   Concurrently with the execution of the Merger agreement, stockholders of Digital Island holding approximately 45% of the Digital Island common stock issued and outstanding as of October 24, 1999 entered into a voting agreement, pursuant to which the Digital Island stockholders agreed to vote their respective shares of Digital Island common stock in favor of the issuance of Digital Island common stock in the merger and in favor of any matter that could reasonably be expected to facilitate the merger and the other transactions

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

contemplated by the merger agreement, and against any "acquisition proposal" (which is defined as any proposal, plan or offer to acquire all or any substantial part of the business, assets or capital stock of Digital Island, or to liquidate Digital Island or otherwise distribute to the stockholders of Digital Island all or any substantial part of the business, assets or capital stock of Sandpiper), or other transaction or occurrence which if publicly proposed and offered to Sandpiper and its stockholders (or any of them) would be the subject of an acquisition proposal, or a "frustrating transaction" (as defined below). In addition, the Digital Island stockholders granted an irrevocable proxy to the directors of Sandpiper, or any other designee of Sandpiper, as the sole and exclusive attorneys and proxies to vote all shares of Digital Island common stock held by the Digital Island stockholders in the manner required by the voting agreement. The Digital Island Proxy is limited in scope to these matters. The forms of voting agreement and the Digital Island irrevocable proxy are attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

   The voting agreement also provides that the Digital Island stockholders who are party to the agreement shall not (a) sell, transfer, pledge, assign or otherwise dispose of or encumber (including by gift), or consent to any such transfer of, any shares of Digital Island common stock held by such Digital Island stockholders or any interest therein or enter into any contract, option, or other arrangement (including any profit sharing or other derivative arrangement) with respect to the Digital Island common stock held by them with any person other than pursuant to the merger agreement, unless prior to any such transfer the transferee enters into and is bound by a voting agreement with Sandpiper on terms substantially identical to the terms of the voting agreement, or (b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any amendment of Digital Island's certificate of incorporation or bylaws or other proposal, action or transaction involving Digital Island or any of its subsidiaries, which amendment or other proposal, action or transaction would or could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the merger or any of the other transactions contemplated by the merger agreement (collectively, "frustrating transactions"), in each case until the earlier of (x) the effective time of the merger or (y) the valid termination of the merger agreement in accordance with its terms.

 Sandpiper Shareholder Agreements and Irrevocable Proxies

   Also concurrently with the execution of the Merger agreement, shareholders of Sandpiper holding approximately 76% of the Sandpiper capital stock issued and outstanding as of October 24, 1999 entered into a shareholder agreement, pursuant to which the Sandpiper shareholders agreed to vote their respective shares of Sandpiper capital stock in favor of the merger agreement, the merger and the transactions contemplated thereby. The shareholder agreement has terms substantially parallel to the Digital Island voting agreement. In connection with the shareholder agreement, the Sandpiper shareholders who are party to the agreement granted an irrevocable proxy to the directors of Digital Island, or any other designee of Digital Island, with terms substantially parallel to the Digital Island irrevocable proxy. The forms of shareholder agreement and Sandpiper irrevocable proxy are attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

 Market Standoff Agreements

   In connection with the execution of the Digital Island voting agreement and the Sandpiper shareholder agreement, the Digital Island stockholders and Sandpiper shareholders party to those agreements entered into reciprocal market standoff letter agreements providing that, from the time of the merger until the earliest to occur of (a) the sale by Digital Island of Digital Island common stock for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act,
(b) July 15, 2000, (c) the effective date of a merger of Digital Island with or into another corporation in which fifty (50%) or more of the voting power of Digital Island is disposed of, or the sale of all or substantially all of the assets of Digital Island; or (d) such other date, and with such limitations, as may be approved by unanimous vote of the board of directors of Digital Island, the Digital Island stockholders and the Sandpiper shareholders agreed not directly or indirectly to (x) issue, sell or otherwise dispose of or transfer any shares of Digital Island common stock or any securities convertible into or exchangeable or exercisable for Digital Island common stock, or (y) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Digital Island common stock or any securities convertible into or exchangeable for the Digital Island stock. The form of market standoff letter agreement is attached as an exhibit to the merger agreement attached as Annex A to this joint proxy statement/prospectus.

 Employment Agreements

   Concurrently with the effectiveness of the merger, Digital Island and Sandpiper plan to enter into employment agreements with Leo Spiegel, Andrew Swart, and David Farber. Under the terms of the proposed employment agreements, Mr. Swart and Mr. Farber each agree to remain with Digital Island for a period of one year from the closing of the merger unless Digital Island terminates them earlier. In Mr. Spiegel's case, he agrees to remain with Digital Island until November 24, 2000 unless Digital Island terminates him earlier.

   If the employee's employment is terminated by Digital Island "without cause" prior to the end of the one-year period following the closing of the merger (or prior to November 24, 2000 in Mr. Spiegel's case), then the employee will be entitled to receive his base salary as a severance payment until the earlier of
(1) one year after the termination of his employment or (2) the date the employee begins employment with another employer. If the employment is terminated for "cause" prior to the end of the one-year period following the closing of the merger (or prior to November 24, 2000 in Mr. Spiegel's case), then the employee will be paid all salary, bonus and benefits earned through the date of termination of employment, but nothing else.

   As to Mr. Swart and Mr. Farber, "cause" shall mean the employee's termination as a result of: (a) the employee's failure to perform the duties of his position after receipt of a written warning; (b) engaging in serious misconduct; (c) being convicted of a felony; (d) committing an act of fraud against, or the misappropriation of property belonging to, Digital Island; or
(e) material breach of the employment agreement or the confidentiality or proprietary information agreement between the employee and Digital Island.

   In Mr. Spiegel's case, a termination for "cause" shall mean a termination for any of the following reasons: (a) willful and repeated failure or refusal to comply in any material respect with reasonable directives from the CEO which are consistent with his job responsibilities and stature, provided that such failure or refusal continues for 45 days after written notice is given to him describing such failure or refusal in reasonable detail and stating the company's intention to terminate his employment if such continues, (b) conviction of a felony which has a material adverse impact on Digital Island or
(c) the intentional and known unauthorized use or disclosure of the confidential proprietary information of Digital Island or any Digital Island subsidiary, including Sandpiper after the merger, which has a material adverse impact on Digital Island. Mr. Spiegel will also be entitled to severance as provided for above if he terminates his employment for "good reason" before November 24, 2000. A termination for "good reason" shall mean a termination by him of his employment for any of the following reasons: (x) diminution of responsibilities consistent with his position of president as agreed upon at the time of merger, after providing notice to the CEO and allowing for reasonable opportunity to cure the diminution of responsibilities; (y) change in title or reporting relationship; or (z) involuntary relocation from his principal place of employment in San Diego, California.

   As of October 31, 1999, Mr. Spiegel held 858,917 shares of common stock, issued pursuant to a restricted stock purchase agreement, which are subject to repurchase by Sandpiper at $0.07 per share upon a termination of his employment. Although his restricted stock purchase agreement provided that all of these shares would vest free of this repurchase right upon certain events such as the merger, in connection with his employment agreement described above, Mr. Spiegel waived these acceleration rights and instead agreed that 50% of his unvested shares would vest on March 24, 2000 and the balance on November 24, 2000, unless he terminates his employment without "good reason" or is terminated by Sandpiper for "cause" prior to vesting. This accelerated vesting schedule, together with the accelerated vesting of common stock of certain other Sandpiper executives, was approved by the Sandpiper shareholders pursuant to Section 280G of the Internal Revenue Code on December 8, 1999.

   Mr. Swart and Mr. Farber will each be granted a stock option for 150,000 shares of Digital Island's common stock following the closing of the merger. The option will vest over 50 months of successive employment with Digital Island. In the event of a change in control following the closing of the merger, the employee's option will accelerate in full unless the acquiring company assumes the option. If the employee's employment is terminated by the employee or by the acquiring company upon or within eighteen (18) months following a change in control but more than twelve months (12) after the date the employee commences employment with Digital Island, the employee's option will immediately vest and become exercisable for all the shares at the time subject to that option.

   A "change in control" shall mean any of the following transactions effecting a change in ownership or control of Digital Island:

      (a) a merger, consolidation or reorganization approved by the Digital Island's shareholders in which securities representing more than fifty percent (50%) of the total combined voting power of Digital Island's outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction, or

      (b) any shareholder-approved transfer or other disposition of all or substantially all of Digital Island's assets in complete liquidation or dissolution of Digital Island, or

      (c) the acquisition, directly or indirectly by any person or related group of persons (other than Digital Island or a person that directly or indirectly controls, is controlled by, or is under common control with, Digital Island), of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of Digital Island's outstanding securities pursuant to a tender or exchange offer made directly to Digital Island's shareholders.

   The employment agreements contain non-competition provisions that require each employee during his employment and continuing until the latter of (1) one year after the Closing Date (or November 24, 2000 in Mr. Spiegel's case) or (2) one year after the date of termination, to not render any services to any content distribution company that operates networks which serve content in one or two ways to multiple devices distributed throughout deployed networks of distributed servers (including without limitation Adero, Akamai, Real Broadcast Networks, Exodus, AT&T) in the United States or throughout the world.

 Non-Disclosure Agreements

   Concurrently with the execution of employment agreements, Leo Spiegel, Andrew Swart, and David Farber will be required to execute non-disclosure agreements with Digital Island. The non-disclosure agreements require the employee:

      (i) during his employment and thereafter, not to divulge or disclose any confidential information of Digital Island without the written consent of Digital Island; and

       (ii) during his employment and for one year thereafter, not to engage, individually or on behalf of other persons, in soliciting any employees or consultants of Digital Island to leave their employment with Digital Island or any affiliate, in order to accept a position of any kind with another employer.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   The following unaudited pro forma combined financial statements have been prepared to give effect to the merger, to be accounted for using the purchase method of accounting. These financial statements reflect certain assumptions deemed probable by management regarding the Merger (e.g., that share information used in the unaudited pro forma information approximates actual share information at the effective date). No adjustments to the unaudited pro forma combined financial statements have been made to account for different possible results in connection with the foregoing, as management believes that the impact on such information of varying outcomes, individually or in the aggregate, would not be material.

   The unaudited pro forma combined balance sheet as of September 30, 1999 gives effect to the merger as if it had occurred on September 30, 1999, and combines the historical consolidated balance sheet of Digital Island and the historical unaudited consolidated balance sheet of Sandpiper as of such date.

   The unaudited pro forma combined statement of operations for the year ended September 30, 1999 combines the historical consolidated statement of operations of Digital Island for the year ended September 30, 1999 with the unaudited historical consolidated results of operations of Sandpiper for the twelve-month period ended September 30, 1999. The historical pro forma information assumes that for purposes of reporting combined information, the historical consolidated financial information of Sandpiper will be restated to conform Sandpiper's fiscal year-end of December 31 to Digital Island's fiscal year-end of September 30.

   The total purchase price of approximately $983.5 million consists of approximately 24.5 million shares of Digital Island's common stock with an estimated fair value of $856.6 million, 5.0 million vested and unvested stock options with an estimated fair value of $111.7 million, and estimated direct transaction costs of approximately $15.3 million. The fair value of Digital Island's common stock was determined as the average market price from October 21, 1999 to October 27, 1999, which includes two days prior and two days subsequent to the public announcement of the merger. The fair value of the common stock options was estimated using the Black Scholes model with the following weighted-average assumptions: risk-free interest rate of 5.8%, expected life of 4 years, expected dividend rate of 0%, and volatility of 80%. The total purchase price is expected to be allocated to intangible assets, including goodwill, and amortized over five years. In addition, it is expected that following the merger, the combined company will incur additional costs, which cannot currently be estimated, associated with the integration of the operations of the two companies.

   The unaudited pro forma combined financial statements are based on estimates and assumptions. These estimates and assumptions are preliminary and have been made solely for purposes of developing this pro forma information. Unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during this period. These unaudited pro forma combined financial statements are based upon the respective historical consolidated financial statements of Digital Island and Sandpiper and notes thereto, included elsewhere in this joint proxy statement/prospectus and should be read in conjunction with those statements and the related notes.

               DIGITAL ISLAND, INC. AND SANDPIPER NETWORKS, INC.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 (in thousands)

                               September 30, 1999

                             Digital
                             Island,     Sandpiper     Pro forma     Pro forma
                              Inc.     Networks, Inc. adjustments    combined
                            ---------  -------------- -----------    ---------
          ASSETS
          ------
Current assets:
  Cash and cash
   equivalents............. $  43,315     $ 10,853     $     --      $  54,168
  Investments..............    31,691          --            --         31,691
  Accounts receivable,
   net.....................     3,557          121           --          3,678
  Restricted cash..........       763          --            --            763
  Prepaid expenses and
   other...................     1,825          296           --          2,121
                            ---------     --------     ---------     ---------
    Total current assets...    81,151       11,270           --         92,421
Property and equipment,
 net.......................    25,273        6,047           --         31,320
Intangible assets..........       --           --        786,866 (1)   786,866
Other assets...............     1,224          434           --          1,658
                            ---------     --------     ---------     ---------
      Total assets......... $ 107,648     $ 17,751     $ 786,866     $ 912,265
                            =========     ========     =========     =========
  LIABILITIES, REDEEMABLE
   PREFERRED STOCK, AND
   STOCKHOLDERS' EQUITY
         (DEFICIT)
  -----------------------
Current liabilities:
  Bank borrowings.......... $     801     $     39     $     --      $     840
  Capital lease
   obligations.............     3,916        1,011           --          4,927
  Accounts payable.........     8,621        2,015           --         10,636
  Accrued liabilities......     4,931          394           --          5,325
  Accrued transaction
   costs...................       --           --         15,300 (1)    15,300
  Cash overdraft...........     3,058          --            --          3,058
  Deferred revenue.........       318          --            --            318
                            ---------     --------     ---------     ---------
    Total current
     liabilities...........    21,645        3,459        15,300        40,404
Bank borrowings, less
 current portion...........       314           45           --            359
Capital lease obligations,
 less current portion......     6,061        1,621           --          7,682
Deferred revenue...........       410          --            --            410
                            ---------     --------     ---------     ---------
    Total liabilities......    28,430        5,125        15,300        48,855
                            =========     ========     =========     =========
Redeemable convertible
 preferred stock...........       --        28,101       (28,101)          --
Stockholders' equity
 (deficit):
  Convertible preferred
   stock...................       --           --            --            --
  Common stock.............        36        4,413            25 (1)     4,474
  Additional paid-in
   capital.................   156,791          --        996,358 (1) 1,153,149
  Deferred compensation....    (4,033)      (3,572)          --         (7,605)
  Stockholder note
   receivable..............      (514)         --            --           (514)
  Accumulated deficit......   (73,062)     (16,316)     (196,716)(1)  (286,094)
                            ---------     --------     ---------     ---------
    Total stockholders'
     equity (deficit)......    79,218      (15,475)      799,667       863,410
                            ---------     --------     ---------     ---------
      Total liabilities,
       redeemable preferred
       stock, and
       stockholders' equity
       (deficit)........... $ 107,648     $ 17,751     $ 786,866     $ 912,265
                            =========     ========     =========     =========


    See accompanying notes to unaudited pro forma combined financial statements

               DIGITAL ISLAND, INC. AND SANDPIPER NETWORKS, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                (in thousands, except share and per share data)

                         Year Ended September 30, 1999

                            Digital      Sandpiper     Pro forma    Pro forma
                          Island, Inc. Networks, Inc. adjustments    combined
                          ------------ -------------- -----------   ----------
Revenues................   $   12,431    $      249    $            $   12,680
Costs and expenses:
  Cost of revenue.......       29,496         3,346                     32,842
  Sales and marketing...       16,010         4,592                     20,602
  Product development...        6,357         2,357                      8,714
  General and
   administrative.......        9,848         1,731                     11,579
  Amortization of
   intangible assets....                                196,716(1)     196,716
  Stock compensation
   expense..............        3,207           581                      3,788
                           ----------    ----------    --------     ----------
    Total costs and
     expenses...........       64,918        12,607     196,716        274,241
                           ----------    ----------    --------     ----------
Loss from operations....      (52,487)      (12,358)   (196,716)      (261,561)
                           ----------    ----------    --------     ----------
Interest income, net....        1,551           286                      1,837
                           ----------    ----------    --------     ----------
Loss before income
 taxes..................      (50,936)      (12,072)   (196,716)      (259,724)
Provision for income
 taxes..................            2             3                          5
                           ----------    ----------    --------     ----------
Net loss................   $  (50,938)   $  (12,075)   (196,716)    $ (259,729)
Basic and diluted net
 loss per share.........   $    (4.58)   $    (1.67)                $   (14.15)
Weighted average shares
 outstanding used in per
 share calculation......   11,127,462     7,227,296                 18,354,758
Pro forma basic and
 diluted net loss per
 share..................   $    (2.02)   $    (0.59)                $    (5.70)
Weighted average shares
 outstanding used in per
 share calculation......   25,233,080    20,335,742                 45,568,822



  See accompanying notes to unaudited pro forma combined financial statements

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

   (1) The total purchase price of approximately $983.5 million consists of approximately 24.5 million shares of Digital Island's common stock with an estimated fair value of $856.6 million, 5.0 million vested and unvested stock options with an estimated fair value of $111.7 million, and estimated direct transaction costs of approximately $15.3 million. The total purchase price is expected to be allocated to intangible assets, including goodwill, and amortized over five years. One year of estimated amortization of goodwill and other intangible assets is included. The transaction costs consist of fees for investment bankers, attorneys, accountants, financial printing, and other related costs.

   The following table reconciles the number of shares used in the pro forma loss per share computations for year ended September 30, 1999 to the numbers set forth in Digital Island's and Sandpiper's historical statements of operations:

   Shares used in basic and diluted per share computation:
   -------------------------------------------------------
   Historical Sandpiper..............................................  6,737,481
   Exchange ratio....................................................     1.0727
                                                                      ----------
                                                                       7,227,296
   Historical Digital Island......................................... 11,127,462
                                                                      ----------
   Combined.......................................................... 18,354,758
                                                                      ==========

   Historical pro forma Sandpiper(1)................................. 18,957,530
   Exchange ratio....................................................     1.0727
                                                                      ----------
                                                                      20,335,742
   Historical pro forma Digital Island(1)............................ 25,233,080
                                                                      ----------
   Pro forma combined................................................ 45,568,822
                                                                      ==========

--------
(1) Historical pro forma Digital Island and Sandpiper weighted average share amounts are computed using the weighted average number of common shares outstanding, adjusted to include the pro forma effects of the conversion of preferred stock to common stock as if the conversion had occurred on October 1, 1998, or at the date of original issuance, if later.

           COMPARISON OF THE RIGHTS OF STOCKHOLDERS OF DIGITAL ISLAND
                         AND SHAREHOLDERS OF SANDPIPER

   The rights of Sandpiper's shareholders are governed by its amended and restated articles of incorporation, its amended and restated bylaws and the laws of the State of California. The rights of Digital Island's stockholders are governed by its restated certificate of incorporation, its amended and restated bylaws and the laws of the State of Delaware. After the completion of the merger, Sandpiper shareholders will become Digital Island stockholders and will be governed by Digital Island's restated certificate of incorporation, its amended and restated bylaws and the laws of the State of Delaware.

   The following is a summary of the material differences between the rights of holders of Digital Island common stock and the rights of holders of Sandpiper capital stock at the date hereof. These differences arise from differences between the Delaware General Corporation Law, or DGCL, and the California Corporations Code, or CCC, and between the respective corporate charters and bylaws of Digital Island and Sandpiper. This summary is not a complete comparison of rights that may be of interest to you, and you should therefore read the full text of the states' corporate statutes and the respective corporate charters and bylaws of Digital Island and Sandpiper. For information as to how these documents may be obtained, see "Where You Can Find More Information" on page 159.

Comparison of Authorized and Outstanding Capital Stock

 Digital Island

   The authorized capital stock of Digital Island consists of 100,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of November 29, 1999, 35,999,068 shares of Digital Island common stock were outstanding and no shares of Digital Island preferred stock were outstanding.

 Sandpiper

   The authorized capital stock of Sandpiper consists of 40,000,000 shares of common stock par value $0.001 per share, 9,885,981 shares of Series A preferred stock par value of $0.001 per share, and 6,026,694 shares of Series B preferred stock par value $0.001 per share. As of December 3, 1999, there were 7,005,236 shares of common stock outstanding, 9,607,141 shares of Series A preferred stock outstanding, and 4,820,628 shares of Series B preferred stock outstanding.

Comparison of Rights of Common Stock

 Digital Island

   Holders of common stock are entitled to one vote per share. The holders of common stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available for the payment of dividends. The holders of common stock do not have any cumulative voting rights, preemptive rights, conversion rights, redemption rights or similar rights. In the event of a liquidation, dissolution or winding up of Digital Island, holders of common stock are entitled to share equally and ratably in the assets of Digital Island, if any, remaining after the payment of all liabilities to its creditors and on the liquidation preference payable to any outstanding class or series of preferred stock. The rights, preferences and privileges of holders of common stock are subject to the rights of any series of preferred stock that may be issued in the future.

 Sandpiper

   Holders of Sandpiper common stock are entitled to one vote per share. Subject to the preferences of the holders of preferred stock, the holders of common stock are entitled to receive dividends as may be declared from time to time by the Sandpiper board of directors. The holders of common stock have no preemptive rights, conversion rights, redemption rights or other rights.

Comparison of Rights and Preferences of Preferred Stock

 Digital Island Preferred Stock

   There are currently no shares of preferred stock outstanding, and Digital Island has no current plans to issue shares of preferred stock. However, if the board of directors of Digital Island issues preferred stock in the future, this may have the effect of delaying or preventing a change in control of Digital Island, may discourage bids for Digital Island's common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of common stock.

 Sandpiper Preferred Stock

   When the merger becomes effective, the holders of Sandpiper preferred stock will become holders of Digital Island common stock. By approving the merger, the holders of preferred stock will relinquish the following rights, privileges and preferences:

   Dividend Preference. Holders of Sandpiper preferred stock are entitled to dividends when and as declared by the Sandpiper board of directors.

   Liquidation Preference. In the event of a liquidation, dissolution or winding up of Sandpiper, the holders of Series A preferred stock are entitled to receive $0.70 per share and the holders of Series B preferred stock are entitled to receive $4.46 per share, plus any declared but unpaid dividends on the shares of preferred stock, prior and in preference to any distribution of assets or funds of Sandpiper to the holders of common stock.

   After the liquidation preference has been paid to the holders of preferred stock, any remaining assets of Sandpiper legally available for distribution will be distributed in the following order: (a) on a pro rata basis among the holders of common stock until they have received $0.70 per share, plus all declared and unpaid dividends; (b) on a pro rata basis among the holders of common stock and Series A preferred stock (on an as-converted basis), until they have received a total of $4.46 per share, plus all declared and unpaid dividends, and (c) on a pro rata basis among holders of common stock and preferred stock (on an as-converted basis).

   Conversion Rights. Holders of preferred stock may convert their stock into shares Sandpiper common stock at any time.

   Automatic Conversion. Each share of preferred stock automatically converts into a share of Sandpiper common stock upon the closing of an initial public offering at a price per share of not less than $5.00 per share and with an aggregate offering price of at least $10,000,000.

   Voting Rights. The holders of preferred stock are entitled to the number of votes equal to the number of shares of common stock that the preferred stock is convertible into as of the record date. The holders of preferred stock have the same voting rights as the holders of common stock, except with respect to the election of directors or as otherwise required by the Sandpiper articles of incorporation or by law.

   Election of Directors. The holders of preferred stock, voting together as a single class, are entitled to elect 3 members to the Sandpiper board of directors. The holders of common stock are entitled to elect all remaining members to the board of directors.

   Redemption. Sandpiper cannot redeem the preferred stock, unless, after November 17, 2004, the holders of a majority of the preferred stock then outstanding demand that Sandpiper repurchase all outstanding shares of preferred stock for their original purchase price.

   Protective Provisions. As long as 500,000 shares of preferred stock remain outstanding, Sandpiper must obtain the approval of the holders of preferred stock convertible into at least a majority of the common stock into which all outstanding shares of preferred stock are convertible, before taking any of the following acts:

  . enter into a merger or reorganization (except with a wholly owned subsidiary), a sale of control transaction or sell or otherwise dispose of all or substantially all of its assets;

  . change the authorized number of shares of its common or preferred stock;

  . change the size of the board of directors;

  . purchase or redeem any shares of common stock;

  . declare or pay any dividends; or

  . permit a subsidiary to sell shares of stock to a third party.

   In addition to any class vote required by law or the Sandpiper articles of incorporation, as long as 500,000 shares of each of the Series A preferred stock or Series B preferred stock remain outstanding, Sandpiper must obtain the approval of a majority of the holders of the outstanding shares of the affected class of preferred stock before Sandpiper may take any of the following acts:

  . alter or change the rights, preferences or privileges of the Series A
    Preferred Stock or the Series B Preferred Stock; or

  . create any new class or series of stock or convertible securities having rights, preferences or privileges superior to or on parity with the shares of the Series A preferred stock or Series B preferred stock.

   Also, in addition to any class vote required by law or the Sandpiper articles of incorporation, as long as 500,000 shares of Series B preferred stock remain outstanding, Sandpiper must obtain the approval of a majority of the outstanding shares of Series B preferred stock before it may take any action that results in any acquisition if the terms of the acquisition do not provide for certain distributions to the holders of Series B preferred stock and a certain number of significant holders of Series B preferred stock have voted against such acquisition.

   A liquidation, dissolution or winding up of Sandpiper includes a merger or other form of corporate reorganization, or a sale of all or substantially all of the assets of Sandpiper in which the shareholders of Sandpiper do not own a majority of the outstanding shares of the surviving corporation.

   Contractual Rights. Certain contractual rights presently possessed by holders of Sandpiper preferred stock will cease to exist after the merger. These rights include information rights, registration rights, rights of representation on the Sandpiper board of directors, rights to attend meetings of the Sandpiper board of directors and other rights granted by Sandpiper in connection with its capital financing.

Comparison of Stockholder Rights Under Delaware and California Law

 Stockholder Approval of Certain Business Combinations

   Delaware. Digital Island is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combinations to include:

  . any merger or consolidation involving the corporation and any interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   Although Digital Island may elect not to be governed by Section 203, the board of directors intends that the company be governed by Section 203. Digital Island believes that most Delaware corporations have availed themselves of the protections of the statute and have not opted out of Section 203. Digital Island believes that Section 203 will encourage any potential acquiror to negotiate with its board of directors. Section 203 also might have the effect of limiting the ability of a potential acquiror to make a two-tiered bid for Digital Island in which all stockholders would not be treated equally. Shareholders should note, however, that the application of Section 203 to Digital Island will give the board the power to reject a proposed business combination, even though a potential acquiror may be offering a substantial premium for the shares of Digital Island stock over the then-current market price. Section 203 would also discourage certain potential acquirors unwilling to comply with its provisions.

   California. California law requires that holders of common stock receive common stock in a merger of the corporation with the holder of more than fifty percent (50%) but less than ninety percent (90%) of the target's common stock or its affiliate unless all of the target company's shareholders consent to the transaction. This provision of California law may have the effect of making a "cash-out" merger by a majority shareholder more difficult to accomplish. Although Delaware law does not parallel California law in this respect, under some circumstances Section 203 does provide similar protection to shareholders against coercive two-tiered bids for a corporation in which the stockholders are not treated equally.

 Corporate Charter and Bylaw Provisions

   The Digital Island certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change of control of Digital Island or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs. Unless discussed below, Sandpiper's articles of incorporation and bylaws contain no comparable provisions.

   Classified Board of Directors. A classified board is one on which a certain number, but not all, of the directors are elected on a rotating basis each year. Delaware law permits a corporation to have a classified board of directors, where the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year.

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   Digital Island's certificate of incorporation and bylaws provide for its board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors. The Sandpiper charter and bylaws do not provide for a classified board.

   Supermajority Voting Requirements. Digital Island's certificate of incorporation requires the approval of the holders of at least 66 2/3% of the combined voting power of our stockholders to effect certain amendments to the certificate of incorporation with respect to the bylaws, directors, stockholder meetings and indemnification. Digital Island's bylaws may be amended by either a majority of the board of directors, or by stockholders the approval of at least 66 2/3% of the outstanding shares of stock entitled to vote.

   Special Meetings of Stockholders. Digital Island's bylaws provide that special meetings of stockholders of Digital Island may be called only by the board of directors, or by the Chairman of its board of directors or our President. The bylaws of Sandpiper provide that special meetings of the shareholders may be called only by the board of directors, by the chairman of the board, by the president, or by one or more shareholders entitled to cast 10% or more of the votes at that meeting.

   No Stockholder Action by Written Consent. Digital Island's certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of the stockholders of Digital Island may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent. The bylaws of Sandpiper allow shareholder action by written consent.

   Notice Procedures. Digital Island's bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to Digital Island's certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the Secretary of Digital Island prior to the meeting. Generally, to be timely, notice must be received by Digital Island's Secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws. The bylaws of Sandpiper require that advance notice regarding the subject of any special meeting called by any qualified shareholder or shareholders, be delivered to the chairman of the board, the president, any vice president or the secretary of the corporation at least 60 days before any such meeting.

   Other Anti-Takeover Provisions. See Digital Island's "Executive Compensation and Other Information--Employee Benefit Plans" for a discussion of certain provisions of the 1999 stock incentive plan which may have the effect of discouraging, delaying or preventing a change in control of Digital Island or unsolicited acquisition proposals.

   Removal of Directors. Under Delaware law, any director or the entire board of directors (in circumstances where the corporation does not have a classified board or cumulative voting) may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors. Because Digital Island has a classified board, the directors may only be removed for cause.

   California. Under California law, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting.

 Indemnification and Limitation of Liability

   California and Delaware have similar laws respecting indemnification by a corporation of its officers, directors, employees and other agents. The laws of both states also permit, with certain exceptions, a

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corporation to adopt charter provisions eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty. There are nonetheless certain differences between the laws of the two states respecting indemnification and limitation of liability which are summarized below.

   Delaware. The Digital Island certificate of incorporation eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law, as such law exists currently and as it may be amended in the future. Under Delaware law, such provision may not eliminate or limit director monetary liability for: (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;
(c) the payment of unlawful dividends or unlawful stock repurchases or redemptions; or (d) transactions in which the director received an improper personal benefit. Such limitation of liability provisions also may not limit a director's liability for violation of, or otherwise relieve us or our directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

   California. The Sandpiper Articles of Incorporation eliminate the liability of directors to the fullest extent permissible under California law. California law does not permit the elimination of monetary liability where such liability is based on: (a) acts or omissions or intentional misconduct or knowing and culpable violation of law; (b) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director; (c) receipt of an improper personal benefit; (d) acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders; (e) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders; (f) transactions between the corporation and a director who has a material financial interest in such transaction; and (g) liability for improper distributions, loans or guarantees.

   Director Indemnification Compared. California law requires indemnification when the individual has defended successfully the action on the merits while Delaware law requires indemnification whether there has been a successful defense on the merits or otherwise. Delaware law generally permits indemnification of expenses, including attorneys' fees, actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of disinterested directors, by independent legal counsel or by a majority vote of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise. Expenses incurred by an officer or director in defending an action may be paid in advance, under Delaware law and California law, if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. In addition, the laws of both states authorize a corporation's purchase of indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

   A California corporation can provide rights to indemnification beyond those provided under California law to the extent such additional indemnification is authorized in the corporation's articles of incorporation. If such indemnification is authorized, rights to indemnification may be provided pursuant to side agreements or by-law provisions which make mandatory the permissive indemnification provided by California law. Sandpiper's articles of incorporation permit indemnification beyond that expressly mandated by California law and limit director monetary liability to the extent permitted by California law.

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   Delaware law also permits a Delaware corporation to provide indemnification in excess of that provided by statute. In contrast to California law, Delaware law does not require authorizing provisions in the certificate of incorporation. Limitations on indemnification may be imposed by a court based on principles of public policy.

 Inspection of Shareholder List

   Both California and Delaware law allow any shareholder to inspect the shareholder list for a purpose reasonably related to such person's interest as a shareholder. California law provides, in addition, for an absolute right to inspect and copy the corporation's shareholder list by persons holding an aggregate of five percent (5%) or more of the corporation's voting shares, or shareholders holding an aggregate of one percent (1%) or more of such shares who have made certain filings with the Securities and Exchange Commission. Delaware law also provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders' meeting for any purpose germane to the meeting. However, Delaware law contains no provisions comparable to the absolute right of inspection provided by California law to certain large shareholders.

 Dividends and Repurchases of Shares

   California law dispenses with the concepts of par value of shares as well as statutory definitions of capital, surplus and the like. The concepts of par value, capital and surplus exist under Delaware law.

   Delaware. Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

   California. Under California law, a corporation may not make any distribution to its shareholders unless either: (a) the corporation's retained earnings immediately prior to the proposed distribution equal or exceed the amount of the proposed distribution; or (b) immediately after giving effect to such distribution, the corporation's assets (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 1 1/4 times its liabilities (not including deferred taxes, deferred income and other deferred credits), and the corporation's current assets would be at least equal to its current liabilities (or 1 1/4 times its current liabilities if the average pre-tax and pre-interest expense earnings for the preceding two fiscal years were less than the average interest expense for such years). Such tests are applied to California corporations on a consolidated basis.

 Shareholder Voting

   Both California and Delaware law generally require that a majority of the shareholders of both acquiring and target corporations approve statutory mergers.

   Delaware. Delaware law does not require a stockholder vote of the surviving corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if: (a) the merger agreement does not amend the existing certificate of incorporation; (b) each share of stock of the surviving corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the merger and; (c) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be

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issued or delivered under such plan do not exceed twenty percent (20%) of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger.

   California. California law contains a similar exception to its voting requirements for reorganizations where shareholders or the corporation itself, or both, immediately prior to the reorganization will own immediately after the reorganization equity securities constituting more than 83.3% (or five-sixths) of the voting power of the surviving or acquiring corporation or its parent entity.

 Appraisal Rights

   Under both California and Delaware law, a shareholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to appraisal rights which may entitle the dissenting shareholder to receive cash equal to the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

   Delaware. Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, and such appraisal rights are not available: (a) with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation; (b) with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving corporation or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporations; or (c) to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving corporation is required to approve the merger under Delaware law.

   California. The limitations on the availability of appraisal rights under California law are different from those under Delaware law. Shareholders of a California corporation whose shares are listed on a national securities exchange generally do not have such appraisal rights unless the holders of at least five percent (5%) of the class of outstanding shares claim the right or the corporation or any law restricts the transfer of such shares. Appraisal rights are also unavailable if the shareholders of a corporation or the corporation itself, or both, immediately prior to the merger will own immediately after the reorganization equity securities constituting more than 83.3% (or five-sixths) of the voting power of the surviving or acquiring corporation or its parent entity. California law generally affords appraisal rights in sale of asset reorganizations.

 Dissolution

   Under California law, shareholders holding fifty percent (50%) or more of the total voting power may authorize a corporation's dissolution, with or without the approval of the corporation's board of directors, and this right may not be modified by the articles of incorporation. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be unanimously approved by all the stockholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simple majority of the outstanding shares of the corporation's stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority (greater than a simple majority) voting requirement in connection with dissolutions. Digital Island's certificate of incorporation contains no such supermajority voting requirement.

 Interested Director Transactions

   Under both California and Delaware law, certain contracts or transactions in which one or more of a corporation's directors has an interest are not void or voidable because of such interest, provided that certain conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. With certain minor exceptions, the conditions are similar under California and Delaware law.


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 Shareholder Derivative Suits

   California law provides that a shareholder bringing a derivative action on behalf of a corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. Under Delaware law, a stockholder may bring a derivative action on behalf of the corporation only if the stockholder was a stockholder of the corporation at the time of the transaction in question or if his or her stock thereafter devolved upon him or her by operation of law. California law also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond. Delaware does not have a similar bonding requirement.

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                           BUSINESS OF DIGITAL ISLAND

Overview

   Digital Island offers a global network and related services for companies that are using the Internet to deploy key business applications worldwide. Digital Island's services make it easier for companies to globalize their operation and to provide a higher quality of service and more functions than in the public Internet. Digital Island targets corporations that are increasingly relying on the Internet to conduct business but are constrained by its unreliability, slow performance and limited range of functions. Digital Island's global private network and expert services enable customers to effectively deploy and manage global applications by combining the reliability, performance and broad range of functions available in private intranets operated by individual companies for their own users, with the global access of the public Internet. Digital Island also offers service level guarantees, customized billing, security services to protect the integrity of data transmissions, network management and other high quality services designed to improve the applications deployed on Digital Island's network. Digital Island's customers, which include multinational corporations such as Autodesk, Cisco Systems, E*TRADE Group and National Semiconductor, use Digital Island's services and proprietary technology to facilitate the deployment of a wide variety of electronic commerce applications, including online marketing and sales customer service, software, document and multimedia distribution and online training. As of September 30, 1999, Digital Island had contracts with 111 customers, of which 83 were deployed and generating revenues.

   Digital Island developed its global network to help companies globalize their applications. It operates Web sites and Internet applications, manages computer servers and maintains networking equipment for its customers in its state-of-the-art network data centers, and provides network management expertise to its customers for their own network data centers. The business applications delivered through Digital Island's network services are accessed globally in the same way as any Web site, but with a significant difference: these business applications are highly available and are designed to operate substantially faster and with a greater range of functions than sites that rely solely on the public Internet.

   Digital Island's global network consists of a centralized high-speed private network which acts as a backbone connecting five strategically located data centers in Hong Kong, Honolulu, London, New York City and Santa Clara, California. This core network architecture connects over dedicated lines directly to local Internet service providers in 21 countries. This enables Digital Island's customers to transmit Internet traffic seamlessly over Digital Island's network with dedicated capacity and to connect directly to international users through local Internet service providers. Digital Island also helps its customers distribute content over the Internet by replicating (mirroring) and storing (caching) their applications in multiple locations close to their end-users. This allows Digital Island's customers to benefit from the lower overall cost of data storage versus transport and to provide a better online experience for their end-users. For example, Digital Island Local Content Managers enable Digital Island to help customers store text, graphics, software, audio/video streams and other bandwidth intensive files which are repeatedly accessed in specific geographic regions.

   Digital Island's services are designed to allow customers to outsource Internet activities to Digital Island, thereby transferring to Digital Island the burden of attracting and retaining scarce technical staff and adopting continuously changing technologies, while lowering their operating costs and speeding deployment.

Industry Background

   The Internet continues to experience rapid growth and expansion as an important global medium for communications and electronic business. International Data Corporation, known as IDC, has estimated that the total number of Internet users in the world reached approximately 69 million in 1997 and will increase to approximately 319 million in 2002, a 36% compound annual growth rate. As the numbers of Internet users has grown, enterprises have increasingly viewed the Internet as an opportunity to interact rapidly with a larger number of geographically distributed offices, employees, customers, suppliers and partners. Many enterprises

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that focus solely on delivering services over the Internet have emerged as well as offline businesses that have implemented Internet sites incorporating e-commerce applications. As the Internet has emerged as a strategic component of business, investment in Internet services has begun to increase dramatically. According to IDC, the demand for U.S. Internet and e-commerce services was $2.9 billion in 1997 and is expected to grow to $22.1 billion by 2002, a 50% compound annual growth rate.

   Increasing Reliance on Internet Business Applications. As use of the Internet grows, enterprises are increasing the breadth and depth of their Internet product and service offerings. Businesses have begun to use the Internet for an expanding variety of commercial applications, including online marketing and sales, customer service, software and document and multimedia distribution, electronic commerce and online training. For many enterprises, loss of the availability of such business-critical applications often results in loss of revenue and impairment of customer good will. As a result, enterprises are increasingly demanding that their networks deliver fast, consistent, reliable, secure and relevant end user experiences globally, remain easy to upgrade as the scale and complexity of applications grows and technologies change, operate continuously 24 hours per day, seven days per week, and offer the applications support and functionality (e.g. security, user location, identification and usage patterns) previously provided only in private corporate wide area networks.

   Inherent Problems with the Internet/Need for a Robust Global Solution. The public Internet infrastructure was designed for applications requiring limited communications bandwidth capacity and was not designed with the quality necessary for core business uses such as electronic commerce. For enterprises requiring global solutions, the U.S.-centric nature of the public Internet results in poor response times, particularly for applications requiring large file transfers, instantaneous interaction between networked users and overseas transport. This occurs because data transmittal between countries must travel through telecommunications lines in the U.S. where the Internet originated and where most of its infrastructure is still located, and make a large number of connections through various regional and national Internet service providers before reaching its destination. Data packets often become lost in the transfer process, especially for data-intensive transfers involving large software downloads, multimedia document distribution and audio or video content. The response time for users is also often slow.

   Trend Toward Outsourcing of Internet Operations. In seeking to address the performance issues of the public Internet, enterprises have increasingly found that investing in the resources and personnel required to maintain in-house private networks is cost-prohibitive and extremely difficult given the shortage of technical talent and risk of technological obsolescence. With the failure of in-house solutions to address their needs, today's enterprises have increasingly sought third party providers to support their Internet applications deployment, operations and ongoing maintenance. Regional and national Internet service providers, however, often fail to provide an adequate solution because they lack the geographically distributed network capability necessary to deliver content globally using replication and caching technologies, which are becoming increasingly important as the Internet usage and bandwidth demand increase. IDC estimates that corporate spending on web hosting services will increase from approximately $414 million in 1997 to $11.8 billion by 2002, a 95% compound annual growth rate. Enterprises are increasingly seeking companies that combine intelligent networking, regional hosting services and geographically dispersed content distribution to deploy the enterprise's applications closer to the end-user.

The Digital Island Solution

   Digital Island offers a global private network and related services for companies that need worldwide deployment of key business applications over the Internet. Digital Island's solution provides the following key advantages:

   Global Connectivity and Availability. The Digital Island Global IP Applications Network currently has connection point in 21 countries in Asia, Europe, North America, South America and Australia. It believes that this global reach provides its customers with local access to the majority of existing Internet users.

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   High Performance and Scalability. The Digital Island Global IP Applications
Network bypasses the primary congestion points of the public Internet to provide fast, consistent performance for its customers. By routing and managing Internet traffic over a centralized high-speed network directly between its strategic, globally distributed data centers and local points of presence, its solution avoids transmission of data over multiple routers and switches (systems that relay data in networks) and network access points (locations at which Internet service providers exchange traffic) in the public Internet, thereby substantially reducing transmission time and improving network security and performance. Digital Island's network architecture is reliable, can scale to many users and enables a consistent end user experience independent of time of day and geography.

   Local Content Management. Digital Island owns and operates a growing number of Digital Island Local Content Managers in high volume markets around the world. It has created "digital warehouses" where it helps customers readily store text, graphics, software, audio/video and other bandwidth intensive files which are repeatedly accessed within the regional area. This solution is a more cost effective and scalable solution when supporting high volume global access to information. It also allows for a more geographically localized experience (e.g. language and currency). It currently operates Digital Island Local Content Manager sites in Brazil, Germany, Japan, Singapore, Netherlands, Hong Kong, France, Australia, the U.S., and the United Kingdom and plans to continue its current expansion program.

   Cost-Effective Outsourcing Solution. Digital Island's customers directly benefit from the significant investments of technical expertise and other resources that it has made to develop its unique Digital Island Global IP Applications Network. Most enterprises today do not have the infrastructure that mission-critical Internet operations require, including strategic, globally distributed data centers, 24 hours per day, seven days per week operations and specialized Internet technology expertise. Digital Island's solution allows customers to address shortages of technical resources and continuously changing technologies, while substantially lowering the application deployment and operational costs of new Internet applications. Digital Island believes that its solutions and economies of scale are significantly more cost-effective than most in-house alternatives.

   Innovative Solutions. Digital Island believes that, as a result of its advanced network architecture and highly experienced product development team, it is able to provide a unique set of value-added product offerings. For example, it offers open, reserved and managed bandwidth products that enable its customers to allocate their bandwidth purchases according to their changing needs. In addition, its proprietary technology enables it to bill its customers according to the number of bits of data transmitted over its network, geographic destination of transmission and time of day, as opposed to traditional flat-rate billing. This allows Digital Island to provide more flexible service pricing, and benefits the customer by more accurately correlating network cost to actual network utilization by geography. TraceWare(TM) technology is a geographic atlas of the Internet. This software maps an Internet address to a country where the user resides in with over 90% accuracy. Customers are currently using TraceWare for a range of applications. For example, Financial Times uses TraceWare to target ad banner services specifically to different geographic regions. Digital River adopted TraceWare in its fraud detection algorithms which help it reduce losses from credit card by detecting the country where the user is accessing the system and matching this information against known credit card history and user address. TraceWare also has applications in helping to create flexible pricing plans, localization of content and currency, assistance in fraud detection, authentication and compliance with export regulations and the enhancement of other applications deployed across Digital Island's network.

Business Strategy

   Digital Island's objective is to be the leader in offering network services for globalizing Internet business applications. In order to achieve this objective, it is implementing a business strategy focused on the following key elements:

   Target Multinational Corporations. Digital Island has designed its network to address the sophisticated needs of multinational customers, who are increasingly relying on the Internet to conduct business and require

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consistent levels of high performance and reliability. It primarily targets leading customers in industries which are early adopters of Internet technologies, such as the financial services, technology, media publishing, entertainment and other Internet-centric sectors. Digital Island has tailored its services to enhance the performance of its customers in electronic commerce and services, such as digital media distribution. The Digital Island Global IP Applications Network has connection points in 21 countries worldwide, providing its customers with access to a significant majority of existing Internet users, and it plans to expand its global reach through additional connection points in the future.

   Expand Customer Relationships. Digital Island plans to extend its leadership in the market for global Internet application services by continuing to expand its base of customers. By integrating other Internet services into the Digital Island Global IP Applications Network, and by providing high-quality customer support, Digital Island believes that businesses will increasingly rely on it for their Internet business needs, which in turn should enhance customer retention and increase demand for both application services and network usage. For example, Autodesk initially used Digital Island's network to deploy applications in a single country; subsequently, Autodesk chose to deploy applications in other countries served by Digital Island and added additional applications and extended usage of Digital Island's services to key subsidiaries.

   Develop Additional Network Services. Digital Island seeks to be a leader in designing and deploying a global business network that enables customers to capture the benefits of ubiquitous access to applications and the performance and range of functions of private intranets operated by individual companies for their own users. It is committed to investing resources to implement new Internet technology and services that will allow its customers to optimize their deployment and operation of applications globally. To this end, it collaborates with providers of leading Internet technologies to develop and deploy proprietary technologies in order to enhance its service offerings and to address its customers' evolving needs. Some of Digital Island's innovations have included reserved and managed bandwidth technologies that allow customers to tailor bandwidth to their individual needs and benefit from usage-based billing, and its TraceWare technology that enables customers to identify the source of Internet traffic. The Digital Island Local Content Managers enable customers to readily store files which are repeatedly accessed within specific geographical regions. Digital Island believes that continuing leading edge innovation is the key to differentiating Digital Island's products and services in the long term.

   Expand Strategic Relationships. Digital Island believes that strategic relationships should enhance its ability to reach new customers. Potential partners include system integrators, software vendors and application service providers that provide network equipment and services to companies. Further, strategic relationships with its customers in its target markets, such as with E*TRADE, bring not only a high level of understanding of the specific needs of that market but also credibility and visibility with potential new customers. Digital Island is also targeting partners which can enhance its ability to develop and deliver new application services. Through these relationships it hopes to leverage these enterprises' research and development expertise to cost effectively develop new network services.

   Expand Global Sales Capabilities. Digital Island targets its customers predominately through a direct sales channel complimented by a range of external alliances and channels. It currently has 79 professionals in its sales organization in offices in the U.S., Asia and Europe and intends to grow its sales organization substantially over the next year. Its Global Partner Program is targeted at increasing the effectiveness of its direct channel. In addition to co-marketing, it has a growing number of sales channel partners which represent its products and services either as a sales agent or a reseller.

Network Architecture

   The Digital Island Intelligent Network consists of an asynchronous transfer mode, or ATM, backbone that connects five geographically dispersed data centers. This ATM backbone router core is a centralized high-speed network that connects to local Internet service providers in 21 countries forming a distributed network architecture that minimizes the number of separate transmissions, necessary to transmit data, resulting in greater

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speed and reliability for our customers' end-users. Digital Island's five distributed data centers permit it to disseminate information reliably on a global basis and, using its sophisticated data tracking capability, allows it to optimize data transmissions internationally, minimizing the use of expensive transoceanic fiber optic circuits. The Digital Island network is designed to increase the speed and reliability of data transmission and circumvents a design weakness of the public Internet, which requires transmission of information over numerous routers and network inter-exchange points, often leading to delays and loss of data. Local Content Managers, where customers can store files which are repeatedly accessed within the regional area, are located in Brazil, Singapore, Hong Kong, France, Australia, Japan, Germany, South Africa, the United Kingdom and all three U.S. data centers. Digital Island believes its architecture is superior to traditional networks for the distribution of applications because of its manageability, ability to scale to many users and connectivity over dedicated lines to local Internet service providers and network service providers through dedicated connection points.

   Digital Island currently has direct connections in 21 countries with one or more local Internet service providers, providing customers with direct access to local markets worldwide. Currently, it purchases transit from AT&T, GTE, Sprint and MCI WorldCom in the United States and has established transport relationships in 7 other countries, giving it a total of 28 different direct points of connection to the Internet. Unlike traditional peering relationships, these network service providers carry the Internet traffic of its customers without any reciprocal transit agreement. While Digital Island pays a fee to the network service providers for this arrangement, it gives Digital Island access to thousands of Internet service providers without the obligation of carrying traffic originating outside of its network. Both the Santa Clara and New York data centers have direct connections through circuits with each of the four network service providers. In addition to the U.S., it has established private Internet connection relationships in 20 other countries as listed below:

   Australia                    Israel                                           South Korea
   Brazil                       Japan                                            Sweden
   Canada                       Mexico                                           Switzerland
   China                        Netherlands                                      Taiwan
   France                       Russia                                           United Kingdom
   Germany                      Singapore                                        Italy
   Spain                        South Africa

   In China, Digital Island has connections in both Hong Kong and Beijing. With 28 different connection points to the Internet, Digital Island believes it offers its customers one of the most diverse, redundant and reliable networks for the deployment of business applications globally.

   Digital Island currently has state-of-the-art network operations centers in Honolulu, Hawaii and London, UK. Each center provides real time end-to-end monitoring of our network 24 hours per day, seven days a week, 365 days per year and operate as fully redundant network operation sites. The network operations center helps it to ensure the efficient and reliable performance of its network, enabling it to identify, and often prevent, potential network disruptions and to respond immediately to actual disruptions. In addition, through traffic management and forecasting, line performance reporting and alarm monitoring, remote link restoration and coordination, and provisioning of network services, the network operations center enables it to schedule and conduct maintenance with minimal interferences to the network. In addition to the two network operations centers, Digital Island maintains a Level 2 Support Center located in San Francisco. Level 2 Support acts as an escalation point for each of the primary network operations centers as well as a third redundant location capable of managing the worldwide network.

   Digital Island currently leases lines or bandwidth from multiple telecommunications carriers. These carriers include MCI WorldCom, GTE and Sprint, as well as several international carriers such as Cable & Wireless, IDC, Telstra and Singapore Telecom. Leasing from multiple carriers assists it in achieving competitive pricing, provides it with diversity of routes and redundancy and provides access to multiple sources of bandwidth on different cable systems globally. Digital Island's lease contract term with a carrier is typically one year, which allows it to benefit from declining bandwidth costs over time. In some cases the term may

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extend to three years where Digital Island determines there is a significant cost advantage implicit in such arrangement or that the route served by such line is bandwidth constrained.

Services

   Digital Island offers a family of services designed to allow companies to deploy their Internet applications globally without developing or acquiring their own global network hosting centers or content management capability. Digital Island's services are especially suited to Internet applications requiring a high performance end user experience which is consistent and reliable when downloading files (e.g., software, documentation and video clips), downloading graphic-intensive web content or engaging in real-time transactions (e.g., transaction clearing and video conferencing) across a range of access speeds. Digital Island works with each of its customers to optimize cost and performance requirements. Its content hosting, mirroring and caching services allow customer applications to be replicated throughout the network to lower costs and improve response times and its transport services guarantee bandwidth into local markets. Digital Island's network engineering team provides its customers with global networking expertise and consultation in the design and deployment of their applications on the Digital Island Global IP Applications Network. Digital Island also provides 24 hours per day, seven days per week, 365 days per year operations support and security experts to keep their applications up and running on a global basis.

   Digital Island currently offers service level guarantees, customized billing, network security services, network management and other application services designed to improve the performance of applications deployed on its network. Digital Island plans to continue to develop or acquire extensions to its application services to fuel ongoing product and service delivery. For example, Digital Island believes that its proprietary TraceWare technology, which is not yet commercially released, enables its customers to identify the source of Internet protocol requests as well as the destinations of Internet traffic. This technology will be predominantly used for targeted advertising and local language content delivery.

 Application Hosting and Content Distribution Services

   Digital Island's application hosting and content distribution services, including mirroring and caching, enable customers to gain the benefit of having their application (whether on a server on their site or on a server in one of its data centers) appear to be located in every country where it has a connection point. Leveraging its network architecture and technologies, Digital Island's application hosting services provide end users globally with what it believes, based on its past experience, to be fast, reliable and seamless access to its customers' content. Each of its data centers has state-of-the-art power management, security, and fire suppression systems. Customers have access to its network operations center and its on-site personnel for ongoing maintenance services. Customers can choose from the following packages:

   Server Management Package. This is an all-inclusive solution for customers seeking to outsource their day-to-day hardware and server administration. Digital Island operates two production-ready environments: Sun Solaris(TM) and Windows NTTM operating on Compaq servers. Digital Island hosts these servers, as well as servers provided by its customers, in its data centers and provide the network infrastructure as well as application monitoring, performance optimization, server administration and security services. This package provides a production-ready environment with maximum uptime.

   Hardware Management Package. This enables Digital Island's customers to outsource day-to- day hardware maintenance, while allowing its customers' IT staff unhindered access to perform any needed system administration functions. This package includes services from Digital Island's data center personnel for hardware management and repair plus access to its network infrastructure. Digital Island's centrally managed network architecture provides optimized routing, resulting in the uptime, performance, and reliability required by its customers.

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   Co-location Package. This allows Digital Island's customers to house their own servers in one of its data centers, and provides a secure environment designed to deliver maximum uptime for the server plus access to its Global IP Applications Network.

   Globeport. For customers choosing to maintain content at their own data centers, Digital Island will arrange dedicated connections from the client's site to its closest point of presence. This package includes network services enabling Digital Island's customers to extend their reach globally.

 Network Services

   Digital Island offers a range of network services to be used with its Application Hosting and Content Distribution Services:

   Open Bandwidth. Customers pay a minimum monthly fee for access to Digital Island's network and are charged based on actual usage (per gigabit) above these minimum levels. Customers may also pay for services based on distance traveled. Customers can generate utilization reports which allow them to determine usage flows by country.

   Reserved Bandwidth. Reserved Bandwidth is a network service that guarantees a minimum throughput level, expressed in kilobytes per second to a specified connection point. Digital Island's customer is billed for a pre-specified minimum amount of data transfer to that specified connection point. Unlike other methods of relaying Internet traffic such as frame relay services, Digital Island's network is engineered to accommodate peaks in traffic above the minimum guaranteed levels. Gigabytes in excess of the reserved monthly amount are billed at the applicable data transfer rate.

   Managed Bandwidth. Managed Bandwidth is Digital Island's premium network transport service offering. Using a web browser interface, IT professionals can readily allocate bandwidth by geographic region at any time from any location. Through this service, IT professionals can configure the Digital Island network to meet their organization's international throughput requirements.

   Streaming Services. Digital Island offers a full range of encoding and streaming services targeted for on demand audio and video delivery of audio/video content. Through a strategic partnership with RealNetworks and Inktomi, Digital Island has deployed a global streaming network fully capable of delivering audio/video streams in over 10 countries. Backed by unmatched service level agreements, this service will continue to be expanded through the support of additional media formats and geographies.

 Professional Services

   Digital Island augments its primary product and service offerings with a range of professional service options for customers. Professional services include helping its customers to provide security on their networks, making recommendations for network equipment and consulting as to Internet application deployment.

Customers

   Digital Island primarily targets leading customers in industries which are early adopters of Internet technologies, such as the financial services, technology, media and other Internet-centric sectors. Within Digital Island's target markets, it has tailored its services to enhance the performance of its customers in electronic commerce, electronic services and electronic fulfillment, such as digital media distribution. Digital Island's customers use its services and proprietary technology to facilitate the deployment of commercial applications, including electronic commerce, online customer service, software distribution, multimedia document distribution, sales management and distance learning. As of September 30, 1999, Digital Island had contracts with 111 customers including Autodesk, Cisco Systems, E*TRADE, Mastercard International, National Semiconductor and Novell.

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Sales and Marketing

   Digital Island's sales and marketing strategy is designed to target multinational businesses that depend on the Internet for core business operations.

   To reach these enterprises, Digital Island utilizes a multi-tiered channel approach. In North America, it primarily relies on direct sales and augments this effort with resellers, agents or co-marketing partners where appropriate. In Europe, Asia and Latin America, Digital Island is hiring direct sales personnel and developing agents and reseller channels. Digital Island's channel partners also provide services to it in the form of connectivity to local backbones or service providers and router installation/repair.

   Digital Island is actively seeking to increase its sales and distribution capabilities globally. Currently, most of its sales are derived from the efforts of its direct sales force. Digital Island has begun developing indirect sales channels targeting content developers (such as firms that develop web sites), system integrators, consulting companies, suppliers and international Internet service providers. As of September 30, 1999, it had five channel partners in Europe and Asia to whom it pays commissions to refer customers.

   Digital Island's marketing organization is responsible for product management, product marketing, public relations and marketing communications. Product management includes defining the product plan and bringing to market its products and services. These activities include product strategy and definition, pricing, competitive analysis, product launches, channel program development and product life cycle management. Digital Island stimulates product demand through a broad range of marketing communications and public relations activities. Primary marketing communications activities include public relations, collateral, advertising, direct response programs and management of its web site. Digital Island's public relations focuses on cultivating industry analyst and media relationships with the goal of securing broad media coverage and recognition as a leader and innovator in global Internet application deployment.

   While it has not entered into any material partnering arrangements, a key element of its marketing strategy includes identifying and partnering with component suppliers, customers and other application service companies. It has a dedicated team focused on creating new, and expanding existing, relationships which will be critical to the ongoing success of future product developments.

Customer Support

   Digital Island seeks to provide superior customer service by understanding the technical requirements and business objectives of its customers and fulfilling their needs proactively on an individual basis. By working closely with the customer, it seeks to optimize the performance of its customers' Internet operations, avoid downtime, resolve quickly any problems that may arise and make adjustments in services as customer needs change over time.

   Before sales are made, Digital Island provides technical advice to customers in order to help them understand their Internet applications related needs and how its products and services can provide solutions for particular needs. During the installation phase, it assigns a support team led by its Customer Advocacy group which also retains support responsibility for the account after the customer's application is installed and operational, to assist the customer through the installation process. After commencing services, primary technical support is provided by its network operation centers, which are operated 24 hours per day, seven days per week by highly trained technicians who respond to customer calls, monitor site and network operations and escalate problems to engineering to solve problems quickly and professionally. Digital Island's Customer Advocacy personnel are also available to assist with billing and business issues and to assist in planning for additional customer applications usage on the network.

   Finally it employs network engineers who collaborate with customers to design and maintain their application across the network. Digital Island's network engineers are trained on Windows NT, Solaris and

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other UNIX platforms, as well as Cisco routers and switches, and they serve as the escalation path to resolve customer problems. Digital Island also employs a team of network backbone engineers that constantly monitor the network design and effectiveness to optimize performance for customers, rerouting and redesigning their applications as conditions require.

Competition

   Digital Island's market is highly competitive. There are few substantial barriers to entry and it expects that it will face additional competition from existing competitors and new market entrants in the future. The principal competitive factors in this market include Internet system engineering expertise, customer service, network capability, reliability, quality of service and ability to scale to many users, broad geographic presence, brand name recognition, technical expertise and range of functions, the variety of services offered, the ability to maintain and expand distribution channels, price, the timing of introductions of new services, network security, financial resources and conformity with industry standards. It may not have the resources or expertise to compete successfully in the future.

   Digital Island's current and potential competitors in the market include:

  . information technology and Internet outsourcing firms;

  . national and regional Internet service providers; and

  . global, regional and local telecommunications companies.

   Digital Island's competitors may operate in one or more of these areas and include companies such as AboveNet Communications, Inc., AT&T Corp., Exodus Communications, Inc., GTE Corporation, MCI WorldCom, Inc. and business units of Frontier GlobalCenter, Inc. In particular, Exodus and GlobalCenter provide services that are directly competitive with services that it provides.

   Many of Digital Island's competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than it does. As a result, these competitors may be able to develop and expand their network infrastructures and service offerings more quickly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisition and other opportunities more readily, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than it can. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortiums to provide additional services competitive with those that we provide.

   Some of its competitors may be able to provide customers with additional benefits in connection with their Internet system and global applications network solutions, including reduced communications costs, which could reduce the overall costs of their services relative to the cost of Digital Island's services. Digital Island may not be able to offset the effects of any such price reductions. In addition, it believes that the businesses in which it competes are likely to encounter consolidation in the near future, which could result in increased price and other competition that could cause its business and prospects to suffer.

Intellectual Property Rights

   Digital Island relies on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in its products and services. Although it has filed a patent application with respect to its TraceWare technology with the United States Patent and Trademark Office, such application is pending and it currently has no patented technology that would preclude or inhibit competitors from entering its market. In addition, it has registered the mark "Digital Island" with the Patent and Trademark Office, and it has a pending trademark application for the mark "TraceWare" with the Patent and Trademark Office. Its "Digital Island" mark is either registered or pending in several foreign countries. It has entered into confidentiality and invention assignment agreements with its employees, and nondisclosure

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agreements with its suppliers, distributors and appropriate customers in order to limit access to and disclosure of its proprietary information. These contractual arrangements or the other steps that it takes to protect its intellectual property may not be sufficient to prevent misappropriation of its technology or to deter independent third-party development of similar technologies. The laws of foreign countries may not protect its products, services or intellectual property rights to the same extent as do the laws of the United States.

   To date, Digital Island has not been notified that its products infringe the proprietary rights of third parties, but third parties may in the future claim that its current or future products infringe upon their proprietary rights. It expects that participants in its markets will be increasingly subject to infringement claims as the number of products and competitors in its industry segment grows. Any such claim, whether meritorious or not, could be time consuming, result in costly litigation, cause product installation delays or require it to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to it, or at all. As a result, any such claim could harm its business and prospects.

Government Regulation

   Federal Regulation. The FCC does not currently regulate network software or computer equipment-related services that transport data or voice messages on telecommunications facilities, except when provided by any of the Regional Bell Operating Companies. However, Digital Island provides network services including transmitting data over public telephone lines, and those transmissions are governed to some extent by federal regulatory policies establishing charges and terms for wireline communications. Operators of those types of networks that provide access to regulated transmission facilities only as part of a data services package currently are not subject to direct regulation as "telecommunications carriers" by the FCC or any other federal agency, other than regulations generally applicable to businesses.

   The absence of direct FCC regulation reflects, in part, the status of Internet services as a relatively recent phenomenon. The federal legal and regulatory framework for such services is therefore in its nascent state of development.

   The evolving state of federal law and regulation is reflected in the FCC's April 10, 1998 Report to Congress. In the April 1998 Report, the FCC discussed whether Internet service providers should be classified as telecommunications carriers, and, on that basis, be required to contribute to the Universal Service Fund which was created by federal statute and funded by interstate telecommunications carriers for the purpose of ensuring that all segments of the population of the United States have access to basic telecommunications services. The report concluded that Internet access service which the FCC defined as an offering combining computer processing, information storage, protocol conversion, and routing transmissions is an "information service" under the Telecommunications Act of 1996 and thus not subject to regulation. In contrast, the FCC found that the provision of transmission capabilities to Internet service providers and other information service providers does constitute "telecommunications services" under the Telecommunications Act of 1996. Consequently, parties providing those latter services are presently subject to FCC regulation (and the corresponding Universal Service Fund obligations).

   New federal laws and regulations may be adopted in the future that would subject the provision of Digital Island's Internet services to government regulation. Legislative initiatives currently being considered in Congress, for example, may require taxation of Internet-related services like those that it offers or impose access charges on Internet service providers. Any new laws regarding the Internet, particularly those that impose regulatory or financial burdens, could cause its business and prospects to suffer. It cannot predict the impact, if any, that any future changes in law or regulation may have on its business.

   Certain changes in federal law and regulations could cause Digital Island's business and prospects to suffer. Changes of particular concern include those that directly or indirectly affect the regulatory status of Internet services, increase the cost telecommunications services (including the application of access charges or Universal Service Fund contribution obligations to Internet services), or increase the competition from the

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RBOCs and other telecommunications companies. It cannot predict the impact, if any, that such legislative or regulatory changes may have on its business. For instance, the FCC could determine through any one of its ongoing or future proceedings that the Internet is subject to regulation. In that event, it could be required to comply with:

  . FCC entry or exit regulations;

  . tariff filing, reporting, fee, and record-keeping requirements;

  . marketing restrictions;

  . access charge obligations; and

  . contributions to the Universal Service Fund obligations.

   Any one or more of those changes could adversely impact Digital Island's ability to provide services. The FCC could similarly conclude that providing Internet transport or telephony services over an Internet protocol-based network is subject to regulation. For example, the FCC currently has ongoing proceedings in which it is considering whether to regulate certain transmissions provided via the Internet, such as services functionally equivalent to traditional two-way voice telephony. Such determination could cause its business and prospects to suffer.

   Another major and unresolved regulatory issue concerns the obligation of information service providers, including Internet service providers, to pay access charges to Incumbent Local Exchange Carriers. A proceeding initiated by the FCC in December 1996 that raises the issue whether Incumbent Local Exchange Carriers, which are local telephone companies that began providing service prior to the enactment of the Telecommunications Act of 1996, can assess interstate access charges on information service providers, including Internet service providers. Unlike basic services, enhanced services, which the FCC has concluded are synonymous with information services and include Internet access services, are exempt from interstate access charges. The FCC has reaffirmed that information service providers are exempt from access charges, and a United States Court of Appeals has affirmed this decision by the FCC.

   Another major regulatory issue concerns Internet-based telephony. In its April 1998 Report, the FCC observed that Internet protocol telephony appears to be a telecommunications service rather than an unregulated information service. The FCC explained that it would determine on a case-by-case basis whether to regulate the service and thereby require providers of Internet protocol telephony to contribute to the Universal Service Fund. The ultimate resolution of Internet protocol telephony issues could negatively impact the regulatory status, cost and other aspects of Digital Island's service offerings.

   Another major and unresolved regulatory proceeding that could affect the benefit and cost of Digital Island's service offerings (to the extent it becomes involved in the exchange of communications traffic) involves reciprocal compensation. Reciprocal compensation relates to the fees paid by one carrier to terminate traffic on another carrier's network. In July 1997, the FCC was asked to determine whether Competitive Local Exchange Carriers (local telephone companies that provide service in competition with Incumbent Local Exchange Carriers) that serve Internet service providers are entitled to reciprocal compensation under the Telecommunications Act of 1996 for calls originated by customers of an Incumbent Local Exchange Carriers to an Internet service provider served by a Competitive Local Exchange Carriers within the same local calling area. Prior to the time the FCC addressed the issue, every state that addressed the issue from an intrastate perspective (at least 29 in number) determined that calls to Internet service providers are to be treated as local for purposes of reciprocal compensation. In February 1999, the FCC concluded that it would regulate in the future calls to Internet service providers as interstate traffic. The FCC sought comment on how this traffic should be compensated prospectively between carriers. The FCC's ultimate resolution of the compensation issue could increase Internet service provider costs in the future by increasing telephone charges if the FCC adopts a rule that precludes compensation for calls to Internet service providers or prescribes a rate that is substantially less than the reciprocal compensation rates that were paid in the past and are being paid under some existing inter-carrier agreements.

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   Digital Island could also be harmed by federal (as well as state) laws and regulations relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their networks. Several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers are currently pending. In addition, legislation has been enacted and new legislation has imposed liability for the transmission of, or prohibits the transmission of certain types of, information on the Internet, including sexually explicit and gambling information. The United States Supreme Court has already held unconstitutional certain sections of the Communications Decency Act of 1996 that, among other provisions, proposed to impose criminal penalties on anyone distributing "indecent" material to minors over the Internet. Congress subsequently enacted legislation that imposes both criminal and civil penalties on persons who knowingly or intentionally make available materials through the Internet that are "harmful" to minors. However, the new law generally excludes from the definition of "person" Internet service providers that are not involved in the selection of content disseminated through their networks. Congress also enacted legislation recently that limits liability for online copyright infringement. That latter law includes exemptions which enable Internet service providers to avoid copyright infringement if they merely transmit material produced and requested by others. It is possible that other laws and regulations could be enacted in the future that would place copyright infringement liability more directly on Internet service providers. The imposition of potential liability on Digital Island and other Internet access providers for information carried on or disseminated through their systems could require it to implement measures to reduce its exposure to such liability, which may in turn require it to expend substantial resources or to discontinue service or product offerings. The increased attention to liability issues as a result of lawsuits and legislative action, could similarly impact the growth of Internet use. While it carries professional liability insurance, such insurance may not be adequate to compensate claimants or may not cover Digital Island in the event it becomes liable for information carried on or disseminated through its networks. Any costs not covered by insurance incurred as a result of such liability or asserted liability could cause its business and prospects to suffer.

   State Regulation. The proliferation of Internet use in the past several years has prompted state legislators and regulators to consider the adoption of laws and regulations to govern Internet usage. Much of the legislation that has been proposed to date may, if enacted, handicap further growth in the use of the Internet. It is possible that state legislatures and regulators will attempt to regulate the Internet in the future, either by regulating transactions or by restricting the content of the available information and services. While state public utility commissions generally have declined to directly regulate enhanced or information services, some states have continued to regulate particular aspects of enhanced services in limited circumstances, such as where they are provided by local telecommunications carriers. Moreover, the public utility commissions of several states continue to consider potential regulation of such service. Enactment of such legislation or adoption of such regulations could cause Digital Island's business and prospects to suffer.

   Another area of adverse potential state regulation concerns taxes. The United States Congress recently enacted a three-year moratorium on new state and local taxes on the Internet (those not generally imposed or actually enforced prior to October 1, 1998) as well as on taxes that discriminate against commerce through the Internet. Congress also established an advisory commission to study and make recommendations on the federal, state and local taxation of Internet-related commerce. These recommendations are due to Congress by April 2000 and could serve as the basis for additional legislation. Previous to the enactment of the tax moratorium a significant number of bills had been introduced in state legislatures that would have taxed commercial transactions on the Internet. Future laws or regulatory changes that lead to state taxation of Internet transactions could cause Digital Island's business and prospects to suffer.

   One issue of growing importance revolves around contract law. Although customer-level use of the Internet to conduct commercial transactions is still in its infancy, a growing number of corporate entities are engaging in Internet transactions. This Internet commerce has spawned a number of state legal and regulatory issues, such as whether and how provisions of the Uniform Commercial Code (adopted by 49 states) apply to transactions carried out on the Internet and how to decide which jurisdiction's laws are to be applied to a particular transaction. It is not possible to predict how state law will evolve to address new transactional

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circumstances created by Internet commerce or whether the evolution of such laws will cause Digital Island's business and prospects to suffer.

   State legislators and regulators have also sought to restrict the transition or limit access to certain materials on the Internet. For example, in the past several years, various state legislators have sought to limit or prohibit:

  . certain communications between adults and minors;

  . anonymous and pseudonymous use of the Internet;

  . on-line gambling; and

  . the offering of securities on the Internet.

   Enforcement of such limitations or prohibitions in some states could affect transmission in other states. State laws and regulations that restrict access to such materials on the Internet could inadvertently block access to other permissible sites. Digital Island cannot predict the impact, if any, that any future laws or regulatory changes in this area may have on its business.

   Some states have also sought to impose tort liability or criminal penalties on certain conduct involving the Internet, such as the use of "hate" speech, invasion of privacy, and fraud. The adoption of such laws could adversely impact the transmission of non-offensive material on the Internet and, to that extent, could cause Digital Island's business and prospects to suffer.

   Local Regulation. Although local jurisdictions generally have not sought to regulate the Internet and related services, it is possible that such jurisdictions will seek to impose regulations in the future. In particular, local jurisdictions may attempt to tax various aspects of Internet access or services, such as transactions handled through the Internet or subscriber access, as a way of generating municipal revenue. The imposition of local taxes and other regulatory burdens by local jurisdictions could cause Digital Island's business and prospects to suffer. Its networks may also be subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

   Foreign Regulation. As Digital Island's services become available over the Internet in foreign countries, and as it facilitates sales by its customers to end users located in such foreign countries, these foreign jurisdictions may decide that it is required to qualify to do business in the particular foreign country or to obtain permits or licenses to provide permits or licenses to provide value- added network services. Such decisions could subject it to taxes and other costs and could result in its inability to enforce contracts in such jurisdictions. It is possible that claims could be made against online service companies and Internet service providers under foreign law for defamation, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to Digital Island's business, could cause its business and prospects to suffer.

Employees

   As of September 30, 1999, Digital Island had 267 employees, including 117 people in sales and marketing, 56 people in engineering, 68 people in operations and 26 people in finance and administration. It believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel. The competition for such personnel is intense, and there can be no assurance that it will be able to identify, attract and retain such personnel in the future. None of its employees is represented by a labor union, and management believes that its employee relations are good.

Facilities

   Digital Island currently has the following facilities: its corporate headquarters in San Francisco, and data centers in Honolulu, Santa Clara (California), New York City, Hong Kong, and London. In addition, it has sales offices in Boston, New York City, Minneapolis, Chicago, Philadelphia, Dallas, Houston, St. Louis, Atlanta, Reston (Virginia), Japan, Malaysia, the Netherlands, Switzerland and the United Kingdom.

Legal Proceedings

   Digital Island is not party to any material legal proceedings.

                                 DIGITAL ISLAND

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
                (in thousands, except share and per share data)

   The following selected historical consolidated financial information should be read in conjunction with Digital Island's consolidated financial statements and related notes and Digital Island's "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations information for each of the years in the three year period ended September 30, 1999, and the balance sheet data at September 30, 1998 and 1999, are derived from our financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere in this filing. The statement of operations data for the years ended September 30, 1995 and 1996, and the balance sheet data at September 30, 1995, 1996, and 1997, are derived from our audited financial statements that are not included in this filing. Historical results are not necessarily indicative of the results to be expected in the future.

                                       Year Ended September 30,
                            --------------------------------------------------
                             1995     1996      1997       1998        1999
                            -------  -------  ---------  ---------  ----------
Consolidated Statement of
 Operations Data:
Revenue.................... $   --   $   --   $     218  $   2,343  $   12,431
Total costs and expenses...       7       26      5,594     19,458      64,918
Loss from operations.......      (7)     (26)    (5,376)   (17,116)    (52,487)
Net loss................... $   (10) $   (27) $  (5,289) $ (16,764) $  (50,938)
                            -------  -------  ---------  ---------  ----------
  Basic and diluted loss
   per share............... $ (0.04) $ (0.10) $   (3.53) $   (7.50) $    (4.58)
                            =======  =======  =========  =========  ==========
  Shares used in basic and
   diluted loss per share
   calculation............. 275,000  275,000  1,497,711  2,236,452  11,127,462

                                                     September 30,
                                          ------------------------------------
                                          1995 1996   1997     1998     1999
                                          ---- ----- ------- -------- --------
Consolidated Balance Sheet Data:
Cash and cash equivalents................ $  7 $ 344 $ 4,584 $  5,711 $ 43,315
Investments..............................   --   --    1,983   10,123   31,691
Working capital..........................    5    76   4,613   12,883   59,506
Total assets.............................   93   432   9,223   22,617  107,648
Long-term obligations, including current
 portion.................................   --   --      705    3,992   11,092
Total stockholders' equity............... $ 86 $  84 $ 6,265 $ 15,490 $ 79,218

              DIGITAL ISLAND MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion of the financial condition and results of operations of Digital Island should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Digital Island's actual results could differ from those anticipated in these forward-looking statements as a result of various factors including but not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this joint proxy statement/prospectus.

Overview

   Digital Island offers a global network and related services for companies that are using the Internet to deploy key business applications worldwide. It targets corporations that are increasingly relying on the Internet to conduct business but are constrained by the unreliability, slow performance and limited range of functions of the public Internet. The Digital Island Global IP Applications Network and its services enable customers to effectively deploy and manage global Internet applications by combining the reliability, performance and broad range of functions of private intranets with the global access of the public Internet. It also offers service level guarantees, customized billing, security services, network management and other application services designed to improve the performance of applications deployed on its network.

   Digital Island did not begin offering its Global IP Applications Network services until January 1997; prior to such time it was engaged in activities unrelated to its current operations and, accordingly, comparisons for the period ended September 30, 1997 are not meaningful and have not been made. Since inception, it has incurred net losses and experienced negative cash flow from operations. It expects to continue to operate at a net loss and to experience negative cash flows at least through the year 2000. Its ability to achieve profitability and positive cash flow from operations will be dependent upon its ability to grow its revenues substantially and achieve other operating efficiencies.

   Digital Island derives its revenues from a family of services, which include Application Hosting and Content Distribution Services, consisting of server management, hardware management and co-location services, and Network Services, consisting of the sale of open, reserved and managed bandwidth. It currently sells its services under contracts having terms of one or more years.

   Cost of revenues consists primarily of the cost of contracting for lines from telecommunication providers worldwide and, to a lesser extent, the cost of Digital Island's network operations. Digital Island leases lines under contracts of one year or more. The leasing of transoceanic lines comprises the largest component of its telecommunications expense, with additional costs arising from leasing local circuits between its data centers and points of presence in the United States and international markets. In the future, it expects to increase the size and number of circuits leased based on increases in network volume and geographic expansion. The cost of its network operations is comprised primarily of data centers, equipment maintenance, personnel and related costs associated with the management and maintenance of the network.

   Some options granted and common stock issued from May 1, 1998 to June 30, 1999 have been considered to be compensation. Total deferred compensation associated with such equity transactions as of September 30, 1999 amounted to $7.7 million. These amounts are being amortized over the vesting periods of such securities. Of the total deferred compensation, $487,000 was amortized in the year ended September 30, 1998 and $3.2 million was amortized in the year ended September 30, 1999. Digital Island expects amortization of $2.4 million and $1.2 million in the years ending September 30, 2000 and 2001, respectively, relating to these grants.

Fiscal Years Ended September 30, 1999 and 1998

   Revenue. Revenue increased to $12.4 million for the year ended September 30, 1999 from $2.3 million for the year ended September 30, 1998. The increase in revenue was due primarily to an increase in the number of billing customers to 83 from 31.

   Cost of Revenue. Cost of revenue increased to $29.5 million for the year ended September 30, 1999 from $9.0 million for the year ended September 30, 1998. The increase in cost of revenue was due to $17.5 million of spending for additional network capacity and $3.0 million in recruitment and compensation costs relating to the addition of network operations personnel.

   Sales and Marketing. Sales and marketing expenses increased to $16.0 million for the year ended September 30, 1999 from $4.8 million for the year ended September 30, 1998. This increase was due to $10.6 million of growth in personnel and related costs and $0.6 million of program expenses.

   Product Development. Product development expenses increased to $6.3 million for the year ended September 30, 1999 from $1.7 million for the year ended September 30, 1998. This increase was due to $3.7 million in growth of personnel and related costs and $0.9 million of costs arising from new product initiatives, including TraceWare, mirroring and caching technologies.

   General and Administrative. General and administrative expenses increased to $9.8 million for the year ended September 30, 1999 from $3.4 million for the year ended September 30, 1998. This increase was due to $2.4 million of depreciation of network equipment, $2.4 million of growth in personnel and related expenses, and $1.6 million office facility expenses, legal and accounting fees and other administrative related expenses.

   Interest Income, net. Interest income, net, increased to $1.6 million for the year ended September 30, 1999 from $354,000 for the year ended September 30, 1998. This increase was due to a higher average cash balance as a result of the proceeds of the issuance of shares of Digital Island's preferred stock, and also common stock in its initial public offering.

Quarterly Results of Operations

   The following tables set forth certain unaudited statements of operations data for the eight quarters ended September 30, 1999. This data has been derived from the unaudited interim financial statements prepared on the same basis as the audited consolidated financial statements contained in this prospectus, and, in the opinion of management, include all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of such information when read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of results of any future period.

                                                Three Months Ended
                         ------------------------------------------------------------------------
                          Dec.     Mar.     June     Sept.    Dec.     Mar.               Sept.
                           31,      31,      30,      30,      31,      31,    June 30,    30,
                          1997     1998     1998     1998     1998     1999      1999      1999
                         -------  -------  -------  -------  -------  -------  --------  --------
                                                  (in thousands)
Statement of Operations
 Data:
Revenue................. $   277  $   414  $   725  $   927  $ 1,385  $ 2,411  $  3,700  $  4,935
Costs and expenses:
  Cost of Revenue.......   1,961    2,065    2,267    2,746    2,923    4,827     8,055    13,691
  Sales and Marketing...     860      927    1,296    1,764    2,046    3,125     4,525     6,314
  Product development...     214      357      538      585      843    1,167     1,853     2,494
  General and
   Administrative.......     531      632      902    1,326    1,260    1,703     2,469     4,416
  Stock compensation
   expense..............     --       --       132      355      346      680     1,248       933
                         -------  -------  -------  -------  -------  -------  --------  --------
    Total cost and
     expenses...........   3,566    3,981    5,135    6,776    7,418   11,502    18,150    27,848
Loss from operations....  (3,289)  (3,567)  (4,410)  (5,849)  (6,033)  (9,091)  (14,450)  (22,913)
Other income (expense),
 net....................      45       19      123      166       96      160       387       908
                         -------  -------  -------  -------  -------  -------  --------  --------
Loss before income
 taxes..................  (3,244)  (3,548)  (4,287)  (5,683)  (5,937)  (8,931)  (14,063)  (22,005)
                         -------  -------  -------  -------  -------  -------  --------  --------
Provision for income
 taxes..................     --         1      --         1        2      --        --        --
                         -------  -------  -------  -------  -------  -------  --------  --------
    Net loss............ $(3,244) $(3,549) $(4,287) $(5,684) $(5,939) $(8,931) $(14,063) $(22,005)
                         =======  =======  =======  =======  =======  =======  ========  ========

   Digital Island expects to experience significant fluctuations in its future results of operations due to a variety of factors, many of which are outside of its control, including:

  . demand for and market acceptance of its products and services may decline or fail to increase enough to offset its costs;

  . introductions of new products and services or enhancements by Digital
    Island and its competitors may increase its costs or make its existing products or services obsolete;

  . the prices it can charge its customers may decline due to price competition with its competitors;

  . utilization of its global network may increase beyond its capacity and it may incur expenses to increase such capacity;

  . continuity of its service and network availability could be interrupted, reducing revenue;

  . the availability and cost of bandwidth may reduce its ability to increase bandwidth as necessary, reducing its revenue;

  . the timing of customer installations and the timing of expansion of its network infrastructure may vary from quarter to quarter;

  . the mix of products and services it sells may change and the new mix may generate less revenue;

  . the timing and magnitude of its capital expenditures, including costs relating to the expansion of operations may vary from quarter to quarter;

  . bandwidth used by customers may fluctuate from quarter to quarter affecting its profits from such customers; and

  . conditions specific to the Internet industry and other general economic factors may affect the prices it can charge or the expenses it incurs.

   In addition, a relatively large portion of Digital Island's expenses are fixed in the short-term, particularly with respect to telecommunications capacity, depreciation, real estate and interest expenses and personnel, and therefore its results of operations are particularly sensitive to fluctuations in revenues. Due to the foregoing factors, Digital Island believes that period-to-period comparisons of its operating results are not necessarily meaningful and that such comparisons cannot be relied upon as indicators of future performance.

Liquidity and Capital Resources

   From inception through its initial public offering on June 29, 1999, Digital Island financed its operations primarily through private equity placements of $86.9 million dollars and borrowings under notes payable and capital leases from financial institutions of $5.7 million. Digital Island raised $63.1 million in net proceeds from its initial public offering. At September 30, 1999, Digital Island had cash and cash equivalents and short-term investments of $75.0 million.

   Net cash used in Digital Island's operating activities for fiscal 1999 was $39.7 million. The net cash used by operations was primarily due to working capital requirements and net losses, offset by increases in accounts payable and accrued expenses. Net cash used in investing activities was $35.6 million for fiscal 1999 and was comprised primarily of equipment purchases of $14.3 million and investments of $52.2 million in commercial paper with maturities of less than one year, which was offset by proceeds from investments which matured of $31.5 million. Net cash provided by financing activities was $112.9 million and was related primarily to the issuance of Digital Island's Series E Preferred Stock and its initial public offering.

   Digital Island has a $750,000 revolving line of credit with a commercial bank for the purpose of financing equipment purchases. As of September 30, 1999, $323,000 was outstanding thereunder. The loan contains standard covenants including minimum working capital, minimum tangible net worth, debt to equity ratio and financial reporting requirements. Interest on borrowings thereunder accrues at the lender's prime rate plus 0.75% (which was 9.00% at September 30, 1999), and is payable monthly. No further advances were permitted following October 18, 1997, and any outstanding amounts are payable on or before October 18, 2000.

   Digital Island also has a $7.5 million line of credit with a commercial bank, consisting of a revolving credit facility of up to $5 million and other facilities of up to $2.5 million. As of September 30, 1999, approximately $230,000 was outstanding under the revolving credit facility, and approximately $562,000 was outstanding under equipment loan facilities. No further amounts may be borrowed under the equipment loan facilities. Advances under the line of credit are limited to a percentage of our recurring contract revenue. The loan contains standard covenants, including minimum working capital, minimum tangible net worth, debt to equity ratio and financial reporting requirements. Interest on borrowings thereunder accrues at the lender's prime rate plus 0.25% (which was 8.50% at September 30, 1999), and is payable monthly. Under the terms of the equipment loan facilities, interest is charged at the lender's prime rate plus 0.75%, which was 9.00% at September 30, 1999. The loans mature at various times in 2001. Between October 1, 1998 and January 31, 1999, Digital Island did not comply with the minimum tangible net worth and financial reporting covenants. However, Digital Island obtained waivers for all covenant violations. Digital Island has complied with all covenants since January 31, 1999. Additionally, Digital Island has several lease lines of credit. Total borrowings under these lease lines of credit were $10.0 million at September 30, 1999.

   The execution of Digital Island's business plan will require substantial additional capital to fund Digital Island's operating losses, working capital needs, sales and marketing expenses, lease payments and capital expenditures. In order to rapidly improve its competitive position, Digital Island anticipates making up to approximately $80.0 million to $100.0 million of capital expenditures for network expansion, facilities and related costs in the next 12 months. This substantial increase in the level of Digital Island's anticipated capital expenditures will require up to $100.0 million to $150.0 million of additional financing. Digital Island intends to consider its future financing alternatives, which may include the incurrence of indebtedness, additional public or private equity offerings or an equity investment by a strategic partner. Actual capital requirements may vary based upon the timing and success of the expansion of its operations. Digital Island's capital requirements may change based upon technological and competitive developments. In addition, several factors may affect its capital requirements:

  . demand for its services or its anticipated cash flow from operations being less than expected;

  . its development plans or projections proving to be inaccurate;

  . its engaging in acquisitions or other strategic transactions; or

  . its accelerating deployment of its network services or otherwise altering the schedule of its expansion plan.

   Other than the current bank note payable and lease financing, Digital Island has no present commitments or arrangements assuring it of any future equity or debt financing, and there can be no assurance that any such equity or debt financing will be available to it on favorable terms, or at all. If it does not obtain additional financing, it believes that its existing cash resources will be adequate to continue expanding operations on a reduced scale.

Recent Accounting Pronouncements

   On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position No. 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs related to internal software that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, Digital Island will adopt SOP 98-1 in our consolidated financial statements for the year ending September 30, 2000.

   On April 3, 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. As Digital Island have not capitalized such costs, the adoption of SOP 98-5 is not expected to have a material impact on its consolidated financial statements.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, or SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000. Digital Island does not believe the adoption of SFAS 133 will have a material effect on its consolidated results of operations or financial condition.

Year 2000 Compliance

   Many currently installed computer systems are not able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software that fail to recognize the proper date at the end of this year may suffer major system failures or miscalculations. If Digital Island or its key third party suppliers fail to achieve year 2000 compliance, it may experience operating difficulties, including impaired ability to transport data over its network and impaired ability to bill for its services. It recognizes the need to ensure that its operations will not be adversely affected by year 2000 software failures. It is assessing the potential overall impact of the impending century change on its operations.

   Based on Digital Island's assessment to date, it believes the current versions of its software products and services are year 2000 compliant, that is, they are capable of adequately distinguishing 21st century dates from 20th century dates. However, its products are generally integrated into enterprise systems involving sophisticated hardware and complex software products, which may not be year 2000 compliant. It may in the future be subject to claims based on year 2000 problems in others' products, or issues arising from the integration of multiple products within an overall system. Although it has not been a party to any litigation or arbitration proceeding to date involving our products or services and related to year 2000 compliance issues, there can be no assurance that it will not in the future be required to defend our products or services in such proceedings, or to negotiate resolutions of claims based on year 2000 issues. The costs of defending and resolving year 2000-related disputes, regardless of the merits of such disputes, and any potential liability on its part for year 2000-related damages, including consequential damages, could cause its business and financial results to suffer. In addition, it believes that purchasing patterns of customers and potential customers may be affected by year 2000 issues as companies expend significant resources to correct or upgrade their current software systems for year 2000 compliance. These expenditures may reduce funds available to purchase software products such as those offered by Digital Island. To the extent that year 2000 issues cause significant delay in, or cancellation of, decisions to purchase its products or services, its business and financial results could suffer.

   Digital Island has formulated a contingency plan should it or any of its key third parties sustain business interruptions caused by year 2000 problems. It is reviewing its internal management information and other systems in order to identify and modify any products, services or systems that are not year 2000 compliant. To date, it has not encountered any material year 2000 problems with its computer systems, applications or any other equipment which might be subject to these problems. In addition, it received an independent third-party evaluation of the year 2000 compliance of its network equipment and carriers in March 1999 and of its computer systems and applications in October 1999. It will continue to monitor year 2000 compliance for our new products and services as they arise throughout the remainder of the year.

   Digital Island's plan for the year 2000 calls for compliance verification of external vendors supplying software and information systems to it and communication with significant suppliers to determine their ability to remediate their own year 2000 issues. As part of its assessment, it is evaluating the level of validation it will require of third parties to ensure their year 2000 readiness. In the event that any of these third parties cannot timely provide it with products, services or systems that meet the year 2000 requirements, it may incur unexpected expenses to remedy any problems. These expenses could potentially include purchasing replacement hardware or software. In addition, its business and its ability to deliver its products and services could be severely affected, at least for a certain period of time, in the event that year 2000 related problems were to cause disruption or failure in the Internet as a means of delivery of its products and services or more generally, disruption to the infrastructure. The total cost of these year 2000 compliance activities has not been, and is not anticipated to be, material to its business, results of operations and financial condition. These costs and the timing in which it plans to complete its year 2000 modification and testing processes are based on its management's estimates. Digital Island may not be able to remediate all significant year 2000 problems on a timely basis. Its remediation efforts may involve significant time and expense, and could cause its business and prospects to suffer.

Qualitative and Quantitative Disclosure About Market Risk

   Digital Island develops global network and related services and sell such services in North America, Asia and Europe. As a result, its financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As all sales are currently made in U.S. dollars, a strengthening of the dollar could make its services less competitive in foreign markets. It does not use derivative instruments to hedge its foreign exchange risks. Its interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of its investments are in short-term instruments. Due to the nature of its short-term investments, it has concluded there is no material market risk exposure. Therefore, no quantitative tabular disclosures are required.

                             BUSINESS OF SANDPIPER

Sandpiper Networks

   Sandpiper provides Internet content delivery services. Sandpiper's solution is designed to improve website performance, reliability and scalability by delivering content from a globally distributed server network, that intelligently avoids Internet congestion, and serves content closer to users. Sandpiper's customers include Blue Mountain Arts, CNBC.com, Intuit, Microsoft, PBS.org and Value America. In addition, Sandpiper recently entered into agreements with a number of strategic partners, including AOL, Inktomi, Microsoft, RealNetworks and Vignette.

Industry Background

   Use of the Internet has grown rapidly in recent years. This growth has been driven by a number of factors, including the growing installed base of powerful personal computers, faster and cheaper access capabilities, an increasing selection of network-enabled applications, and the emergence of media-rich content and electronic commerce-enabling technologies. International Data Corporation, or IDC, predicts Internet users will grow from approximately 142 million at the end of 1998 to approximately 502 million by the end of 2003. IDC also expects the number of computers and other devices accessing the World Wide Web to grow from approximately 150 million at the end of 1998 to approximately 722 million by the end of 2003.

   As a result of this growing use, the Internet has become an important global communications and commerce medium, and represents a compelling opportunity for enterprises to interact in new and different ways with their customers, suppliers, partners and employees. IDC expects worldwide e-commerce sales to grow from approximately $50 billion at the end of 1998 to approximately $1.3 trillion by the end of 2003. Given this significant opportunity, Internet operations are becoming mission-critical for Internet-based and most other mainstream businesses. Companies are responding to this opportunity by increasing their investments in Internet operations and enhancing the breadth and depth of content offered on their websites.

   Historically, websites primarily contained text and simple graphics. Today, organizations are seeking to differentiate themselves by offering richer, multimedia content in an increasing variety of forms. For example, some organizations want to cover high profile events on-line, and create an interactive experience for end users who want to access complex graphics, sound files, live video streams and other forms of content. Others want to offer on-demand event coverage containing both video and audio feeds that can be played live, or archived for play at another desired time. And some want to offer dynamic, customized applications, such as personalized web pages that feature customized real-time stock quotes, personalized news feeds, targeted advertising or premium service offerings that require authentication for access. The effective delivery of this increasingly complex content requires significantly greater bandwidth, a distributed computing infrastructure, and enhanced network capabilities.

   The Internet, a network of hundreds of interconnected, separately administered public and private networks, was not originally designed to handle either the large traffic levels or the vast array of content types being transmitted today. The Internet provides any-to-any connectivity, but does not intelligently monitor and optimize the distribution of media-rich content. Organizations cannot predict or control the network path that their data will travel over the Internet and are unable to avoid network congestion or bottlenecks that degrade performance. Thus, organizations face challenges in predicting and controlling the quality of their end-users' experience. This problem is exacerbated during the peak periods of network usage and bursts in traffic volumes that result from news and other significant one-time events.

   For companies conducting business over the Internet, poor website performance, such as slow downloads or site crashes, can create dissatisfied users and result in lost revenue opportunities. In June 1999, Jupiter Communications concluded that if website response time did not meet users' expectations, 37% of those users visited an alternative website. And for 24% of these dissatisfied users, the decision to use an alternative website was permanent. In December 1998, Zona Research Group estimated that e-commerce revenue was being lost at the rate of $362 million per month, and perhaps as much as $4.35 billion per year, due to loading failures and unacceptable download times. Thus, it has become critical for organizations to continually expand and enhance their Internet capabilities, in order to manage the infrastructure requirements of their increasing content and to deliver a superior website experience for their end users.

   Sandpiper views all creators and distributors of content as "content providers." Content providers have had only limited options available to ensure high website performance. Current options include web-hosting, in-house developed solutions, caching and broadband technologies. These options have been limited in their ability to provide content providers with a complete solution for their website performance problems.

  . Web-hosting. Some organizations have attempted to address these problems by locating their servers in hosted Internet networks, which generally only provide access to the hosting network's servers. However, these offerings focus more on expanding network capacity, rather than addressing how to optimally route content across the Internet.

  . In-house Developed Solutions. Some organizations have built their own
    Internet content delivery systems. However, this approach requires a significant ongoing investment of both capital and technical personnel, is generally incapable of handling unpredictable network demands, and is often an inefficient use of a content provider's overall resources.

  . Caching. Caching is a technology that stores frequently requested information in proximity to users, thereby reducing the amount of Internet traffic. However, if organizations create new content, caching does not enable them to send this new content out across the network; instead, they must generally wait for that information to be requested again before the update will be cached. Furthermore, organizations typically cannot be guaranteed placement in the cache. Finally, caching does not enable organizations to efficiently collect end user, buying and usage patterns and other demographic data.

  . Broadband Technologies. Many content providers are hoping that broadband technologies being introduced will improve content delivery speed. However, while these technologies may solve delivery speed over the "local loop" segment of an end user's Internet connection, they only increase the network capacity and computing requirements of content providers.

   Organizations typically want to focus on content development rather than content delivery, and want to outsource solutions for their content delivery. Sandpiper believes that content providers are increasingly seeking a comprehensive, flexible outsourced solution that significantly enhances website performance and reliability, offers control and manageability of content, provides a scalable, cost-effective solution, and offers Internet broadcasting and production capabilities.

The Sandpiper Solution

   Sandpiper addresses the needs of content providers by providing a comprehensive set of services for content delivery. Sandpiper's solution is designed to improve website performance and reliability by moving content closer to end-users from a globally distributed server network that intelligently avoids Internet congestion. Based upon Sandpiper's patent-pending Adaptive Content Distribution technology, Sandpiper's content delivery network is able to monitor Internet traffic conditions in real-time, so that network bottlenecks can be intelligently avoided, and content can be efficiently routed.

   Sandpiper believes that its solution provides the following benefits to its customers:

  . Comprehensive Outsourced Scalable Solution for Content
    Distribution. Sandpiper allows customers to easily outsource more of their content delivery needs, which enables them to focus on their content development. By employing Sandpiper's solution, Sandpiper's customers can avoid the capital and administrative expense of building, operating and maintaining their own content delivery systems, and do not need to commit the extra resources needed to scale their solution in order to manage unpredictable network demands. In addition, Sandpiper's solution includes streaming media production, Internet broadcasting and other complementary services.

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

  . Flexible and Global Solution. Sandpiper's variable pricing structure allows customers to subscribe on an annual or event basis. Customers pay based on their bandwidth usage. Customers who subscribe on an annual basis have the option to modify their service, daily or otherwise, should their requirements change. Additionally, Sandpiper's customers can take advantage of Sandpiper's extensive global infrastructure, which is deployed through 25 distinct networks across five countries.

  . Improved Website Performance for Multiple Content Types. Sandpiper's solution significantly increases the speed at which websites deliver content to end users. By intelligently avoiding Internet congestion and moving content closer to users, Sandpiper's solution can improve content delivery speed by two and in some cases up to ten times. Sandpiper's solution supports a broad array of rich media types, including Hyper Text Markup Language, or HTML, complex graphics such as images and logos, dynamic content for personalized web pages, on-line event coverage utilizing streaming audio and video media, and authenticated content for premium service offerings. Sandpiper believes that maximizing both website performance and the types of content that Sandpiper can deliver enables content providers to deliver more media-rich content. Sandpiper believes that this attracts more end users and generates more page views, and ultimately results in increased advertising and e-commerce revenues.

  . Protection of Customer Brand Identity. The unique architecture of
    Sandpiper's solution enables customers to maintain the brand identity of their websites, because our content delivery solution is transparent to the end user. For example, Sandpiper does not make a material change to Sandpiper's customer's universal resource locator, or URL. Therefore, customers do not experience any brand degradation if they outsource their content delivery to Sandpiper. Sandpiper believes that due to the investments that Sandpiper's customers typically make to create and manage their brand identity, the virtual transparency of Sandpiper's solution is extremely important.

   In addition to these benefits, Sandpiper's solution includes the following technological features, which Sandpiper believes enables it to deliver a more comprehensive solution than those offered by others:

  . Open Architecture and Value-Added Services. Sandpiper's open architecture enables customers to easily integrate their existing application and publishing environment with Sandpiper's global network, providing users with a cost-effective, scalable, and open solution. Sandpiper offers an application programmers' interface, or API, that enables the integration of Sandpiper's solution with other value-added services and applications, whether created by Sandpiper, customers or third parties. Content providers benefit from several third party applications that have been integrated into Sandpiper's content delivery network. These applications enable services such as global ad-delivery, turnkey publishing networks, advanced reporting services, broadcast quality streaming services, and content transformation services.

  . Manageability and Flexibility. Sandpiper's solution enables content providers to manage and control the content that they distribute. When customers change any of their content, they have the capability to update across Sandpiper's delivery network instantly. Sandpiper's solution also enables customers to collect end-user usage patterns and other demographic data. Sandpiper's solution requires no additional hardware, software or technical personnel, can generally be deployed in less than a day, and requires little or no maintenance.

  . Reliability and Availability. Sandpiper's scalable, fault-tolerant network consists of a number of enterprise class server clusters located around the world. Sandpiper's clusters typically are configured with fail-over switches, high-end Sun SPARC servers and RAID disk arrays, with extensive storage capabilities and interconnected in a redundant configuration. If one server should fail for any reason, other servers in the cluster are available to provide the identical information and functionality. Footprint also provides wide-area failover capability, so if one entire cluster fails, it redirects users to a different cluster site. Sandpiper manages this network on a 24x7 basis through its Network Operations Center.

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

The Sandpiper Strategy

   Sandpiper's objective is to become the leading provider of comprehensive global content delivery solutions. Key elements of Sandpiper's strategy are:

   Provide a Comprehensive Solution for All Content Types. Sandpiper intends to support the widest range of content types in order to provide our customers with a comprehensive outsourced solution and the ability to maximize their website performance improvements. Sandpiper currently supports the delivery of multiple content types, such as graphics, HTML, streaming media, authenticated content and dynamic content. Sandpiper will continue to develop technologies to support new content types as they develop in order to provide our customers with the most comprehensive content delivery solution available in the market.

   Add Services and Applications to Sandpiper's Platform. Sandpiper plans to provide additional applications and services that complement our content delivery platform in order to adapt to changing customer requirements and market conditions.

   Leverage Sandpiper's Partnerships to Facilitate Broad Market
Acceptance. Sandpiper expects to expand upon its existing strategic relationships in order to establish Sandpiper's solution as the de facto industry standard for Internet content delivery. Sandpiper has established strategic relationships with a number of industry leaders, including AOL, Inktomi, Microsoft, Real Networks and Vignette. Sandpiper anticipates that it will enter into relationships with other strategic partners that can help validate Sandpiper's content delivery solution and provide Sandpiper with access to new markets and customers.

   Expand Sandpiper's Geographic Coverage and Distribution Channels. Sandpiper intends to expand its network operations both domestically and internationally in order to improve its network's performance by establishing relationships with additional network service providers. Sandpiper plans to enhance its direct sales effort. For example, Sandpiper recently opened a sales office in the United Kingdom and established a European sales organization. In addition, Sandpiper plans to develop its indirect sales channels worldwide by entering into agreements with new partners that will enable them to market and sell Sandpiper's services.

Services

   Sandpiper's Internet content delivery services are a new type of subscription-based service that improves speed, reliability and scalability of even the most sophisticated websites. Sandpiper's infrastructure approach is to optimize the delivery of web content by replicating it through a global network of servers. Sandpiper has developed software that monitors Internet traffic and delivers content quickly by avoiding Internet bottlenecks. Subscriptions for Sandpiper's content delivery services are based on network usage. Sandpiper's content delivery service adds value by serving multiple content types, providing an open architecture to allow easy integration to other complementary technologies and offering comprehensive publishing and management tools.

Customers

   Sandpiper's customers include many of the Internet's leading content providers such as AOL, Blue Mountain Arts, CNBC.com, Intuit, Microsoft, PBS.org and Value America.

Strategic Relationships

   Sandpiper has developed strategic relationships with companies such as Alteon WebSystems, AOL, Inktomi, Microsoft, NBC, Real Networks, Sun Microsystems, Times Mirror and Vignette. Sandpiper believes that these strategic relationships, and others that we intend to develop in the future, will assist Sandpiper's penetration of the Internet content delivery market, enhance the capabilities of Sandpiper's solution, increase the visibility of Sandpiper's brand, and improve access to additional sales channels, customers and markets.

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

   Significant investments that have been made by certain of Sandpiper's strategic partners are described below:

                              Investment
                              (millions)              Description
                              ----------              -----------
 America Online Corporation..    $3.0    Interactive services, web brands,
                                         Internet technologies and e-commerce
                                         services
 Inktomi Corporation.........     2.0    Scalable software applications for
                                         large-scale networks, including
                                         network products and portal services
 NBC.........................     2.0    Media distribution
 Times Mirror Corporation....     2.0    Media distribution

   Certain of Sandpiper's strategic relationships are described below:

   America Online. AOL is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. In April 1999 Sandpiper entered into a strategic relationship with AOL, allowing Sandpiper to deploy servers directly inside the AOL Network and allowing AOL to refer its content partners to Sandpiper to optimize delivery of those partners' content outside of the AOL network. In August 1999, Sandpiper deployed streaming media servers inside the AOL Network. These installations provide high-quality content delivery and streaming media services to AOL's more than approximately 19 million subscribers. Sandpiper's customers can update their content that is stored in AOL caches, and receive accurate AOL traffic reports, through the coupling of AOL's caching servers into Sandpiper's network.

   Inktomi. In May 1999, Sandpiper entered into a strategic relationship with Inktomi, the leading provider of Internet infrastructure software and services. Sandpiper works with Inktomi to provide content delivery solutions to Internet content providers, Internet access providers and Internet hosting companies. As a result of this non-exclusive relationship, Sandpiper is now able to integrate Inktomi's caching software, Traffic Server, into Sandpiper's solution. Through this relationship, Sandpiper is now able to make available to its customers what it believes is the industry's most advanced caching technology. As Inktomi adds additional features to its caching software, Sandpiper will have the opportunity to integrate such features into our solution. We have also engaged in joint sales, marketing, and development activities with Inktomi.

   Microsoft. In September 1999, Sandpiper entered into a strategic relationship with Microsoft, the leading provider of Internet streaming media technologies. Sandpiper is integrating Windows Media Technologies into Sandpiper's content delivery solution, and is working with Microsoft to build the Internet's first million-user streaming network. Sandpiper also joined Microsoft's Windows Media Broadband Jumpstart program, a consortium of more than 30 companies focused on accelerating the availability of broadband media to the Internet community at-large. As part of Sandpiper's agreement, Microsoft has also agreed to purchase Sandpiper's streaming services, and has selected us as their content delivery partner for Windowsmedia.com. Sandpiper will engage in joint sales and marketing activities with Microsoft, and will have the opportunity to incorporate additional Microsoft technologies into Sandpiper's solution.

Network Deployment and Operations

   Sandpiper's network consists of two major components:

   Server Network. Sandpiper has deployed a worldwide network of powerful servers, which are deployed through 25 distinct networks across five countries. Sandpiper's network currently offers over 8 gigabits of bandwidth and 4.5 terabytes of storage. The sites where Sandpiper deploys its servers are chosen for their geographic and network topological proximity to Internet users. By serving Sandpiper's customers' content from locations closer to end users, Sandpiper can deliver a higher quality end-user experience, both in terms of performance and reliability.

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

   Sandpiper's sites are comprised of one or more server clusters, each of which consists of two to sixteen servers. A high-performance network switch provides load balancing and fail-over support for each cluster.

   Sandpiper's servers are a combination of high-end Sun SPARC servers with one gigabyte of main memory and a minimum of 40 gigabytes of reliable disk storage. Sandpiper also serves Microsoft's streaming technology using similarly configured Intel Pentium-based servers running Windows NT. Sandpiper also deploys remote console/remote power control devices to permit complete remote control of Sandpiper's server clusters from its network operations center.

   Sandpiper has servers deployed at the following geographic sites:

     Arlington, VA               Herndon, VA                          Reston, VA
     Burbank, CA                 Irvine, CA                           San Jose, CA
     Cambridge, MA               London, UK                           Santa Clara, CA
     Charlestown, MA             Los Angeles, CA                      Seattle, WA
     Chicago, IL                 Melbourne, Australia                 Sunnyvale, CA
     Dallas, TX                  New York, NY                         Tokyo, Japan
     Dulles, VA                  Palo Alto, CA                        Vienna, VA
     Frankfurt, Germany          Pasadena, CA

   Network Operations Center. Sandpiper's network operations center is staffed on a continuous basis (24x7) and enables Sandpiper to respond promptly to customer inquiries or network events that require manual intervention. The center is comprised of high-end servers that are connected to the Internet via dedicated redundant high-speed access lines. Sandpiper uses a comprehensive suite of automated monitoring and reporting tools, providing real-time visibility into the stability of Sandpiper's network and Sandpiper's customers' web sites. Sandpiper employs procedures that enable Sandpiper to ensure that the appropriate levels of technical support can be applied to any problem within a few minutes, at any time of the day or night.

   To ensure uninterrupted operation of Sandpiper's network operations center, Sandpiper's facilities have extensive back-up power capabilities. Sandpiper also has redundant access to our network through multiple Internet access providers. In the event of a catastrophic failure, backup functions can be established from one of several alternate sites.

Technology

   The proprietary technologies that Sandpiper deploys throughout its network incorporate the following:

   Network Mapping and Sensing. Sandpiper has developed a map of the Internet's topology that can identify where a user is connected to the Internet. This map is updated regularly to take into account changes in traffic routing policies that the major Internet access providers make from time to time. For efficiency, Sandpiper organizes related users into groups, where the sizes of the groups depend on the characteristics of the network in which they reside and the routing relationships among such networks. Sandpiper's network map also contains proprietary network topology and routing policy information, some of which is provided to Sandpiper by its network partners.

   Real Time Monitoring and Content Routing. Sandpiper's software continuously monitors the state of the Internet, and develops estimates of the speed of delivery of content among all of Sandpiper's servers and the tens of thousands of user address groups that Sandpiper has identified. This performance information is gathered by more than 200 probes located around the world, and accurately identifies current points of network congestion and failure, enabling Sandpiper to route Sandpiper's customer's traffic around hot spots and black holes that have become commonplace in the Internet.

   Sandpiper's software also continuously monitors the availability of all of its servers, in order to ensure that the best site for a user, from a network performance perspective, also has sufficient resources to handle additional traffic. This information is used for global load balancing, and prevents an individual site from becoming overloaded if its neighboring sites are suffering from network problems. Sandpiper tracks all critical server resources such as CPU utilization, number of concurrent sessions, disk space, and local bandwidth in order to efficiently utilize Sandpiper's content delivery system.

   Application Programming Interface. Sandpiper has developed the industry's first open content delivery platform, and have developed an API to create a plug-in interface to our network. This extensible framework will enable Sandpiper to quickly incorporate new third party technologies into Sandpiper's network. Through Sandpiper's API, customers, technology vendors, and Internet access providers can obtain our key content delivery technologies and develop value-added service offerings.

   Cache Coupling. Caching servers that store frequently requested information are being deployed widely by Internet access providers as a means of reducing bandwidth costs and improving their end user performance. From a content provider's perspective, caching has historically presented several challenges, especially with respect to issues such as stale content and traffic reporting. Sandpiper's cache coupling technology addresses these concerns, and enables Sandpiper's customers to control, manage and monitor the content that they place inside the caches of Internet access providers. Sandpiper's technology enables all types of caches (including those of Inktomi, Network Applications, Cache Flow and Squid) deployed by Internet access providers to become servers within Sandpiper's network.

   Content Delivery Management. Sandpiper's customers require comprehensive control over the content delivered from its servers. Sandpiper's service includes technology that enables its customers to manage their content in many ways, including publishing management tools, logs and statistics. Sandpiper's technology enables its customers to efficiently ensure that only fresh content is served to end users, no matter how often the content on their website may change.

   Sandpiper's customers also take advantage of Sandpiper's ability to serve HTML resources. As a result, Sandpiper's customers need the ability to track the traffic metrics (hit counts) from the delivery of those pages. Sandpiper's service automatically accumulates the traffic logs generated by each customer, and makes summary or detailed log information available to the subscriber on demand.

   Sandpiper's service allows subscribers to monitor the status of their content as it is being delivered by Sandpiper's network. Sandpiper's software tools continuously report key utilization statistics that can be made available to Sandpiper's customers on a real-time basis.

Research and Development

   Sandpiper believes that strong product development capabilities are essential to its strategy of enhancing its core technology, developing additional applications incorporating that technology, and maintaining the competitiveness of its service offerings. Sandpiper has invested significant time and resources in creating a structured process for undertaking all product development projects. This involves all functional groups and all levels within Sandpiper and is designed to provide the framework for defining and addressing the steps, tasks and activities to bring service concepts and development projects to market successfully. In addition, Sandpiper has actively recruited key computer scientists, engineers and software developers with expertise and degrees in the areas of Internet content delivery and has complemented these individuals by hiring senior management with extensive backgrounds in the Internet network infrastructure, enterprise software and related Internet industries. Through this mix of personnel, Sandpiper strives to create and maintain an environment of rapid innovation and service release.

   Since inception, Sandpiper has focused its research and development efforts on developing and enhancing the content delivery technology. Sandpiper is currently working to add features and new functionality to its existing services. Sandpiper's research and development expenses totaled $4.4 million since inception. As of October 31, 1999, Sandpiper had 22 individuals engaged in research and development efforts.

Sales and Marketing

   Sandpiper sells its services through both direct and indirect sales channels. Currently, Sandpiper's sales efforts focus upon the Internet's 500 most visited websites, websites with rich content, and companies with substantial global operations and distribution requirements.

   Sandpiper maintains its own direct sales force in order to introduce and inform prospective customers and partners about its services. Region managers are assigned to various geographic territories and are responsible for direct and indirect sales within those territories. Region managers are supported by sales engineers, inside sales personnel and an administrative staff. At October 31, 1999, Sandpiper had 21 employees in its direct sales organization. Sandpiper is also expanding its direct international sales efforts. For example, Sandpiper recently opened a sales office in the United Kingdom, and established a European sales organization.

   Additionally, Sandpiper has developed multiple partner programs for web developers, hosting companies and other Internet access providers which enable these companies to either bundle and resell Sandpiper's services directly to their customers, or to refer their customers to Sandpiper. Partners who resell Sandpiper's services directly to their customers have the option of maintaining full account control, including billing and collection, and can use their own brand names, together with Sandpiper's, when they sell Sandpiper's services.

   Sandpiper's marketing organization is dedicated to supporting its sales efforts, promoting its name and services, and generally increasing public awareness of the services Sandpiper offers. Sandpiper marketing efforts include public relations, which has resulted in recognition in numerous industry and financial publications, public speaking and conference participation, and extensive print advertising.

Competition

   Sandpiper competes in a market that is new, intensely competitive, highly fragmented and rapidly evolving. Sandpiper competes primarily with companies offering products and services that partially address Internet performance problems, including companies that provide web-hosting and caching.

   Sandpiper believes that it competes primarily on the basis of a number of factors, including:

  . performance of Sandpiper's service, including speed of delivery, reliability, capability during unanticipated network demands, and global content delivery capabilities;

  . the ability to address multiple content types;

  . the ability to protect a customer's brand identity;

  . price; and

  . the ease of implementation and use of Sandpiper's service.

   In addition, with respect to Sandpiper's direct competitors such as Akamai Technologies, Inc., Sandpiper believes that price plays an increased role in customers' decision-making processes.

   Many of Sandpiper's competitors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we do. Some of Sandpiper's current or potential competitors have the financial resources to withstand substantial price competition, and many may be able to respond more quickly than Sandpiper can to new or emerging technologies and changes in customer requirements. Moreover, many of Sandpiper's competitors have more extensive customer bases, broader customer relationships and broader industry alliances that they could use to their advantage in competitive situations, including relationship with many of Sandpiper's current and potential customers.

   Increased competition could result in, among other things, price and revenue reductions, increased costs, loss of customers and loss of market share, any of which could materially and adversely affect Sandpiper's business, financial condition and operations.

Intellectual Property and Licensing

   Sandpiper's success and ability to compete are dependent on its ability to develop and maintain the proprietary aspects of its technology and operate without infringing on the proprietary rights of others. Sandpiper relies and expects to rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of its technology. These legal protections afford only limited protection for Sandpiper's technology. Sandpiper has no patents, but has filed patent applications with the United States Patent and Trademark Office with respect to its Internet content delivery service.

   Sandpiper seeks to limit disclosure of its intellectual property by requiring employees and consultants with access to its proprietary information to execute confidentiality agreements with Sandpiper and by restricting access to its source code. Due to rapid technological change, Sandpiper believes that factors such as the technological and creative skills of its personnel, new product developments and enhancements to existing products are more important than the various legal protections of Sandpiper's technology to establishing and maintaining a technology leadership position. Despite our efforts to protect Sandpiper's proprietary rights, unauthorized parties may attempt to copy aspects of Sandpiper's products or to obtain and use information that Sandpiper regards as proprietary. The laws of many countries do not protect Sandpiper's proprietary rights to as great an extent as do the laws of the United States. Litigation may be necessary in the future to enforce Sandpiper's intellectual property rights, to protect Sandpiper's trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on Sandpiper's business, operating results and financial condition. There can be no assurance that Sandpiper's means of protecting Sandpiper's proprietary rights will be adequate or that Sandpiper's competitors will not independently develop similar technology. Any failure by Sandpiper to meaningfully protect its property could have a material adverse effect on Sandpiper's business, operating results and financial condition.

Employees

   As of October 31, 1999, Sandpiper had a total of 86 full-time employees. Of these employees, 22 were engaged in research and development, 27 in sales and marketing, 17 in customer support and network operations, seven in professional services, and 13 in finance, business development and administration. None of Sandpiper's employees is represented by a labor union. Sandpiper has not experienced any work stoppages and it considers its relations with its employees to be good. Sandpiper expects to hire a significant number of key officers and other employees this year.

   Sandpiper's future performance depends in significant part upon the continued service of its key technical, sales and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of Sandpiper's key employees could have a material adverse effect on Sandpiper's business, financial condition and results of operations. Sandpiper's future success also depends on its continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for such personnel is intense, and there can be no assurance that Sandpiper can retain its key personnel in the future.

Facilities

   Sandpiper's principal executive offices are located in Thousand Oaks, California, in a 13,000 square foot facility under a lease expiring in March 2005. Sandpiper believes that its facilities will need to be expanded within the next 12 months. However, Sandpiper may not be able to lease additional space on commercially reasonable terms or at all.

Legal Proceedings

   Sandpiper currently is not subject to any material legal proceedings.

                       SANDPIPER SELECTED FINANCIAL DATA

   The following selected historical consolidated financial data should be read in conjunction with Sandpiper's consolidated financial statements and related notes and Sandpiper's "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated statement of operations data for each of the two years ended December 31, 1998 and 1997 (no operating activities occurred from December 26, 1996 (inception) to December 31, 1996) and the consolidated balance sheet data at December 31, 1998 and 1997, are derived from the consolidated financial statements of Sandpiper which have been audited by Ernst & Young, independent accountants. The selected financial data for the nine month periods ended September 30, 1999 and 1998 and as of September 30, 1999 and 1998 have been derived from Sandpiper's unaudited financial statements and in the opinion of Sandpiper's management include all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results of operations and financial position of Sandpiper for those periods in accordance with generally accepted accounting principles. Historical results are not necessarily indicative of the results to be expected in the future.

                          Year Ended December 31,   Nine Months Ended September 30,
                          ------------------------  ---------------------------------
                             1997         1998           1998              1999
                          -----------  -----------  ---------------  ----------------
                                                              (Unaudited)
Consolidated Statement
 of Operations Data:
Revenues................  $       --   $     5,700  $           --   $        242,954
Cost of revenues........          --     1,695,057          850,200         2,641,767
                          -----------  -----------  ---------------  ----------------
Gross profit............          --    (1,689,357)        (850,200)       (2,398,813)
                          -----------  -----------  ---------------  ----------------
Operating expenses:
  Marketing and selling
   expenses, net........          --     1,272,441          547,203         4,056,155
  Product development
   expenses, net........    1,159,715    1,382,635        1,121,722         1,820,986
  General and
   administrative
   expenses.............       28,149      876,093          677,626         1,480,912
Amortization of deferred
 compensation...........          --           --               --            580,827
                          -----------  -----------  ---------------  ----------------
    Total operating
     expenses...........    1,187,864    3,531,169        2,346,551         7,938,880
                          -----------  -----------  ---------------  ----------------
Operating loss..........   (1,187,864)  (5,220,526)      (3,196,751)      (10,337,693)
Interest income, net....       19,325      126,374          125,418           287,671
Provision for income
 taxes..................          --           --               800             2,856
                          -----------  -----------  ---------------  ----------------
  Net loss..............  $(1,168,539) $(5,094,152)     $(3,072,133)   $  (10,052,878)
                          ===========  ===========  ===============  ================
Basic and diluted net
 loss per share.........  $     (0.23) $     (0.79) $         (0.48) $          (1.46)
                          ===========  ===========  ===============  ================
Pro forma basic and
 diluted net loss per
 share..................               $     (0.32)                  $          (0.60)
                                       ===========                   ================
  Weighted average
   number of shares used
   in computing basic
   and diluted net loss
   per share............    5,095,658    6,418,159        6,354,306         6,872,465
  Weighted average
   number of shares used
   in computing pro
   forma basic and
   diluted net loss per
   share................                16,021,472                         16,856,112

                               December 31,                   September 30,
                          ------------------------  ---------------------------------
                             1997         1998           1998              1999
                          -----------  -----------  ---------------  ----------------
                                                              (Unaudited)
Consolidated Balance
 Sheet Data:
Cash and cash
 equivalents............  $ 5,728,826  $   603,812  $     2,583,048  $     10,853,468
Working capital.........    5,342,053       98,466        1,988,706         7,810,700
Total assets............    5,774,176    1,824,720        3,893,036        17,750,798
Long term obligations...          --     1,300,586          792,945         1,666,173
Redeemable preferred
 stock..................    6,552,920    6,674,442        6,674,442        28,101,208
Shareholders' deficit...   (1,167,539)  (6,150,308)      (4,169,602)      (15,475,754)

                SANDPIPER MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this prospectus, including the "Unaudited Pro Forma Financial Statements." This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events could differ materially from the forward-looking statements as a result of a number of factors, including those referred to in the section entitled "Risk Factors."

Overview

   Sandpiper provides Internet content delivery services. Sandpiper's solution is designed to improve website performance, reliability and scalability by delivering content from a globally distributed server network that intelligently avoids Internet congestion and serves content closer to users.

   Sandpiper was incorporated in December 1996 and began offering its service in September 1998. From December 1996 to September 1998, Sandpiper had no revenues. Sandpiper's operations consisted primarily of startup activities, including the development of its core technology and network infrastructure, the recruiting of personnel, and the raising of capital. Since launching its service, Sandpiper has continued these operating activities and has also focused on building sales momentum, cultivating partnering and other strategic relationships, promoting its brand name and establishing network and customer service operations. Sandpiper's cost of sales and operating expenses have increased significantly since inception. This trend reflects the costs associated with Sandpiper's formation, as well as increased efforts to promote its brand, build market awareness, attract new customers, recruit personnel, build operating infrastructure and develop its network and the associated systems that Sandpiper uses to monitor the activities of its customers' websites and the general conditions of the Internet.

   Sandpiper has incurred significant losses since inception and, as of September 30, 1999, had an accumulated deficit of $15.5 million. Sandpiper expects operating losses and negative cash flow to continue for the foreseeable future. Sandpiper anticipates its losses will increase significantly from current levels, because it expects to incur additional costs and expenses related to brand development, marketing and other promotional activities, the expansion of its content delivery network, and the development of relationships with certain strategic business partners.

   Sandpiper derives its revenue from the sale of its content delivery services under contracts with terms typically ranging from three to 12 months. Sandpiper recognizes revenue based on fees for the amount of Internet content delivered through its services. Generally speaking, customers pay based on their bandwidth usage. Customers who subscribe on an annual basis have the option to modify their service, daily or otherwise, should their requirements change. Because of the increased cost of international connectivity, there is a separate international pricing structure for Sandpiper's subscribers that is similar to the pricing structure for its domestic subscribers. Revenue is recognized over the period that services are provided, and generally begin in the month for which such services are billed, which generally occurs 30 days after such services have begun.

   To date, most of Sandpiper's direct sales have been in North America, but Sandpiper expects that revenue from customers based outside the United States will increase in future periods. In particular, Sandpiper plans to develop its indirect sales channels worldwide by entering into agreements with new partners that will enable them to market and sell its services. Sandpiper expects that revenue from indirect sales channels will increase in future periods, and that a small number of customers will account for a substantial portion of its revenues for the foreseeable future. While Sandpiper is seeking to diversify its customer base, there can be no assurance that these efforts will be successful.

   Sandpiper has a limited operating history on which to base an evaluation of its business and prospects. You must consider its prospects in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in a new and rapidly evolving market such as content delivery services. Such risks for Sandpiper include, but are not limited to, an evolving and unpredictable business model, and management of growth. To address these risks, Sandpiper must, among other things, maintain and expand its customer base, implement and successfully execute its business and marketing strategy, continue to develop and upgrade its technology and systems that it uses to deliver customers' content, provide superior customer service, respond to competitive developments and attract, retain and motivate qualified personnel. Sandpiper cannot assure that it will be successful in addressing such risks, and its failure to do so could have a material adverse effect on its business, prospects, financial condition and results of operations.

   Options granted in the fiscal year ended December 31, 1998, and the nine months ended September 30, 1999 have been considered to be compensatory. Deferred compensation associated with such options for the year ended December 31, 1998 was not material and no deferred compensation was recorded. Deferred compensation associated with such options for the nine months ended September 30, 1999 amount to $4.2 million. Of this amount, $581,000 million was charged to operations for the nine months ended September 30, 1999, and $3.6 million will be amortized over the vesting periods of the applicable options through September 30, 2003. Through September 30, 1999, Sandpiper granted options to purchase an aggregate of 1.6 million shares of Sandpiper common stock at exercise prices ranging from $1.00 to $5.00 per share. Sandpiper granted most of these options to new employees.

   As of September 30, 1999, Sandpiper had $17.9 million of federal and state net operating loss carry forwards for tax reporting purposes available to offset future taxable income. Such net operating loss carry forwards expire at various dates beginning in 2004 to the extent that they are not utilized. In addition, as of September 30, 1999, Sandpiper had $0.2 million of federal and state research tax credit carry forwards that expire beginning in 2013. Sandpiper has not recognized any benefit from the future use of loss or credit carry forwards for these periods or for any other periods, since inception. Management's evaluation of all available evidence for assessing realizability of the tax benefits of such loss carry forwards indicates that the underlying assumptions of future profitable operations contain risks that do not provide sufficient assurance to recognize the tax benefits currently. Furthermore, utilization of the tax loss carryforwards may be subject to significant utilization limitations which may inhibit the ability to use carryforwards in the future.

Revenues

   Revenues as reported for the nine months ended September 30, 1999 increased to $242,954 from $5,700 in the year ended December 31, 1998. The increase in revenue is attributable to the commercial introduction of Sandpiper's service to customers in September 1998.

Gross Profit

   Gross profit for the nine months ended September 30, 1999 decreased to a $2.4 million gross deficit from a gross deficit of approximately $1.7 million for the fiscal year ended December 31, 1998. The gross deficit resulted from the initial installation of Sandpiper's test network in early 1998 and the installation of Sandpiper's operating network in July 1998, in anticipation of the introduction of its service in September 1998. Gross profit is affected by the cost of revenues, which consists primarily of bandwidth cost, rack space rentals for the servers at Internet access providers' facilities, depreciation of network equipment and internal labor costs associated with the managing of Sandpiper's network.

Operating Expenses

   Marketing and sales. Marketing and sales expenses consist of salaries and related expenses associated with implementing Sandpiper's sales and marketing programs, public relations expenses and advertising

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

expenses. During the nine months ended September 30, 1999, marketing and sales expenses increased to approximately $4.1 million from approximately $1.3 million for the fiscal year ended December 31, 1998, primarily as a result of the establishment of both functions during 1998 to prepare for and direct the launch of Sandpiper's service in 1998 and the launch of a significant marketing campaign in the third quarter of 1999. Sandpiper believes that the development of both the domestic and international sales functions for its service and the associated need to develop the marketplace for this new service is critical to its success. As a result, Sandpiper expects that these expenses will continue to increase in absolute dollars in future periods.

   Product development. Product development expenses consist primarily of salaries and related expenses associated with the development, testing, deployment and enhancement of Sandpiper's technology and network. These costs increased to approximately $1.8 million for the nine months ended September 30, 1999 from approximately $1.4 million for the fiscal year ended December 31, 1998, primarily as a result of adding additional personnel to the product development team during the latter half of 1998. Sandpiper believes that continued investment in product development is critical to attaining its strategic objectives and, as a result, expects product development expenses to increase significantly in absolute dollars in future periods.

   General and administrative expenses. General and administrative expenses consist of salaries and related expenses for executive and administrative personnel, facilities expenses, professional services expenses, travel and other general corporate expenses. General and administrative expenses increased to $1.5 million during the nine months ended September 30, 1999 from approximately $0.9 million for the fiscal year ended December 31, 1998. This increase was primarily attributable to increased headcount and related expenses associated with the hiring of additional personnel, and increased professional services expenses. Sandpiper expects general and administrative expenses to increase in absolute dollars as it expands its staff and incurs additional costs related to the growth of its business.

   Interest income (expense), net. Interest income (expense), net, consists of earnings on Sandpiper's cash and cash equivalents, net of interest expense attributable to lease and term debt associated with the financing of Sandpiper assets, primarily network equipment. Net interest income increased to $287,671 for the nine months ended September 30, 1999 from $126,374 for the fiscal year ended December 31, 1998, and was primarily attributable to earnings on higher average cash and cash equivalent balances during 1998.

   Income taxes. As of September 30, 1999, Sandpiper had $17.9 million of net operating loss carryforwards for federal and state income tax purposes, which expire beginning in 2004. Sandpiper has provided a full valuation allowance on the deferred tax asset, consisting primarily of net operating loss carryforwards, because of uncertainty regarding its realizability. Changes in the ownership of Sandpiper's common stock, as defined in the Internal Revenue Code of 1986, as amended, may restrict the utilization of such carryforwards. See Note 4 of the notes to Sandpiper's financial statements.

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

Quarterly Results of Operations

   The following tables set forth certain unaudited quarterly statement of operations data of Sandpiper, on an unaudited combined basis, for the seven quarters ended September 30, 1999. This unaudited quarterly information has been derived from Sandpiper unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with Sandpiper financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                         March 31,  June 30,   Sept. 30,  Dec. 31,    March    June 30,    Sept. 30,
                           1998       1998       1998       1998     31, 1999    1999        1999
                         ---------  ---------  ---------  ---------  --------  ---------  -----------
Sandpiper:
 Revenues............... $    --    $     --   $     --   $   5,700  $ 36,726  $  74,689  $   131,539
 Operating loss.........  (83,668)   (234,967)  (531,565)  (698,067) (593,973)  (616,165)  (1,188,675)
 Operating margin.......      --          --         --    (12,247%)  (1,617%)     (825%)       (904%)

   Sandpiper's revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of its control and any of which may cause its stock price to fluctuate. The primary factors that may affect Sandpiper's revenue and operating results include the following:

  . the timing and size of sales of its services;

  . changes in its pricing policies or the pricing policies of its competitors;

  . the length of the sales cycle and implementation periods for its services;

  . increases in the prices of, and the availability of, the products and services it purchases, including bandwidth;

  . new product and service introductions and enhancements by its competitors and itself;

  . its ability to attain and maintain quality levels for its services;

  . costs related to acquisitions of technology or businesses; and

  . general economic conditions as well as those specific to the Internet and related industries.

   In addition, Sandpiper's quarterly operating results have been, and are likely to continue to be, influenced by seasonal fluctuations in its sales. Because its sales have grown in each quarter since inception, these fluctuations may not be apparent from its historical financial statements. However, Sandpiper believes that its sales and sales growth from period to period have been, and will continue to be, affected by the seasonal demand for its services from its customers, which will be in turn primarily dependent upon the demand for their services from their customers. For example, Sandpiper believes that Internet usage will continue to peak, at least in the next several years, in the fourth quarter of each calendar year as a result of the increase in e-commerce transactions resulting from the holiday season. As a result, Sandpiper anticipates that its revenue may peak in the first quarter of each calendar year due to the nature of its deferred billing cycles.

   Due to the above factors, Sandpiper believes that quarter-to-quarter comparisons of its operating results are not a good indication of its future performance. It is likely that in some future quarters, Sandpiper's operating results may be below the expectations of public market analysts and investors.

Liquidity and Capital Resources

   Since inception, Sandpiper has financed its operations primarily through private sales of preferred stock that, through October 31, 1999, have totaled $28.1 million.

   Net cash used in operating activities was $6.6 million in the nine months ended September 30, 1999, $4.8 million in the year ended December 31, 1998, and $0.9 million in the year ended December 31, 1997. Net cash used in operating activities for each of these periods primarily consisted of net losses, partially offset by increases in depreciation and amortization of deferred compensation. The significant increase in working capital during the fiscal year ended December 31, 1998 was primarily due to significant growth in Sandpiper's operations.

   Net cash used in investing activities was $6.4 million in the nine months ended September 30, 1999, $1.5 million in the year ended December 31, 1998, and $0.04 million in the year ended December 31, 1997. Net cash used in investing activities for each of these periods primarily consisted of purchases of equipment and systems, including computer equipment, fixtures and furniture.

   Net cash provided by financing activities was $23.2 million in the nine months ended September 30, 1999, $1.2 million in the year ended December 31, 1998, and $6.7 million in the year ended December 31, 1997. Net cash provided by financing activities during the nine months ended September 30, 1999 primarily consisted of proceeds of $21.4 million from the issuance of preferred stock, during the fiscal year ended December 31, 1998 primarily consisted of proceeds of $1.1 million from the financing of capital expenditures under capital lease agreements, and during the year ended December 31, 1997, primarily consisted of proceeds of $6.6 million from the issuance of preferred stock.

   As of September 30, 1999, Sandpiper had $10.9 million of cash and cash equivalents. As of that date, Sandpiper's principal commitments consisted of obligations outstanding under operating leases. Although Sandpiper has no material commitments for capital expenditures, Sandpiper anticipates a substantial increase in its capital expenditures and lease commitments consistent with anticipated growth in operations, infrastructure and personnel.

   Sandpiper currently anticipates that its available funds will be sufficient to meet its anticipated needs for working capital through the expected completion of the merger with Digital Island. Sandpiper cannot be certain that additional financing will be available to it on favorable terms when required, or at all.

Year 2000

   Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming change in the century. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the year 2000. Sandpiper uses software, computer technology and other services internally developed and provided by third-party vendors that may fail due to the year 2000 phenomenon. For example, Sandpiper is dependent on the financial institutions involved in processing its customers' payments for Internet services and third parties that host its servers. It is also dependent on telecommunications vendors to maintain its network to deliver content through its network on behalf of its customers.

   Sandpiper has reviewed the year 2000 compliance of its internally developed proprietary software. This review included testing to determine how its systems will function at and beyond the year 2000. Since inception, Sandpiper has internally developed substantially all of the systems for the operation of its network. These systems include the software used to provide its distribution and monitoring functions on its network, as well as back-up capabilities. Based upon its assessment, Sandpiper believes that its internally developed proprietary software is year 2000 compliant.

   Sandpiper has assessed the year 2000 readiness of its third-party supplied software, computer technology and other services, which include software for use in its accounting, database and security systems. The failure of such software or systems to be year 2000 compliant could have a material negative impact on Sandpiper's corporate accounting functions and the operation of its network. As part of the assessment of the year 2000 compliance of these systems, Sandpiper has sought assurances from these vendors that their software, computer technology and other services are year 2000 compliant. Based upon the results of this assessment, Sandpiper developed and completed, as necessary, a remediation plan with respect to third-party software, third-party vendors and computer technology and services that may fail to be year 2000 compliant. The failure of Sandpiper's software and computer systems and of its third-party suppliers to be year 2000 complaint would have a material adverse effect on Sandpiper.

   The year 2000 readiness of the general infrastructure necessary to support Sandpiper's operations is difficult to assess. For instance, Sandpiper depends on the integrity and stability of the Internet to provide its services. Sandpiper also depends on the year 2000 compliance of the computer systems and financial services used by its bandwidth providers and its customers. Thus, the infrastructure necessary to support its operations consists of a network of computers and telecommunications systems located throughout the world and operated by numerous unrelated entities and individuals, none of which has the ability to control or manage the potential year 2000 issues that may impact the entire infrastructure. Sandpiper's ability to assess the reliability of this infrastructure is limited and relies solely on generally available news reports, surveys and comparable industry data. Based on these sources, Sandpiper believes most entities and individuals that rely significantly on the Internet are carefully reviewing and attempting to remediate issues relating to year 2000 compliance, but it is not possible to predict whether these efforts will be successful in reducing or eliminating the potential negative impact of year 2000 issues. A significant disruption in the ability of consumers to reliably access the Internet or portions of it would have an adverse effect on demand for Sandpiper's services and would have a material adverse effect on Sandpiper.

   At this time, Sandpiper has not yet developed a contingency plan to address situations that may result if Sandpiper or its vendors are unable to achieve year 2000 compliance because Sandpiper currently does not believe that such a plan is necessary. The cost of developing and implementing such a plan, if necessary, could be material. Any failure of Sandpiper's material systems, its vendors' material systems or the Internet to be year 2000 compliant could have material adverse consequences for Sandpiper. Such consequences could include difficulties in operating Sandpiper's network effectively, taking customer orders, making content deliveries or conducting other fundamental parts of its business.

Recent Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP No. 98-1 requires entities to capitalize certain costs related to internal-use software once certain criteria have been met. Sandpiper expects that the adoption of SOP No. 98-1 will not have a material impact on its financial position or results of operations. Sandpiper adopted SOP No. 98-1 effective January 1, 1999.

   In April 1998, the AICPA issued SOP No. 98-5, Reporting on the Costs of Start-Up Activities. SOP No. 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP No. 98-5 is adopted. Sandpiper expects that the adoption of SOP No. 98-5 will not have a material impact on its financial position or results of operations. Sandpiper adopted SOP No. 98-5 effective January 1, 1999.

   In June 1998, the Financial Accounting Standards Board issued FAS No. 133, Accounting for Derivative Instruments and Hedging Activities. FAS No. 133 establishes methods of accounting for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because Sandpiper does not currently hold any derivative instruments and does not engage in hedging activities, it expects that the adoption of FAS No. 133 will not have a material impact on its financial position or results of operations. Sandpiper adopted FAS No. 133 effective January 1, 1999.

Quantitative and Qualitative Disclosures About Market Interest Rate Sensitivity

   The primary objective of Sandpiper's investment activities is to preserve principal while at the same time maximizing the income it receives from its investments without significantly increasing risk. Some of the securities that Sandpiper has invested in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if Sandpiper holds a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of its investment will probably decline. To minimize this risk, Sandpiper maintains its portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. In addition, Sandpiper invests in relatively short-term securities. As of September 30, 1999, all of Sandpiper's investments mature in less than one year. See Note 2 to the notes to Sandpiper's financial statements.

Exchange Rate Sensitivity

   Sandpiper operates primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, Sandpiper has had no material exposure to foreign currency rate fluctuations.

                          MANAGEMENT OF DIGITAL ISLAND

Officers, Directors and Senior Management

   The following table sets forth the names and ages of our executive officers and directors and certain members of our senior management as of November 30, 1999.

          Name            Age                               Position
          ----            ---                               --------
Ruann F.
 Ernst(1)(4)(5).........   53 Chief Executive Officer, President and Director
T.L. Thompson...........   53 Chief Financial Officer
Chris Albinson..........   32 Vice President of Corporate Development
Paul Evenson............   39 Vice President of Operations
Allan Leinwand..........   33 Vice President of Engineering and Chief Technology Officer
Bruce Pinsky............   36 Vice President of Solutions Engineering and Chief Information Officer
Michael T. Sullivan.....   48 Vice President of Finance
Rick Schultz............   41 Vice President North American Sales
Tim Wilson..............   40 Vice President of Marketing and International Sales
Charlie Bass(2).........   57 Director
Christos Cotsakos(4)....   50 Director
Marcelo A.
 Gumucio(2)(3)(4).......   61 Director
Cliff Higgerson (1)(3)..   57 Director
Shahan Soghikian(1).....   40 Director
David Spreng............   37 Director

--------
(1) Member of Executive Committee
(2) Member of Compensation Committee
(3) Member of Audit Committee
(4) Member of Nominating Committee
(5) Member of Special Stock Option Committee

   Upon consummation of the merger, Leo S. Spiegel, who is currently the president and chief executive officer of Sandpiper, will become the president and director of Digital Island, and Scott Darling, Eric Shepcaro and Andrew Swart, who are officers of Sandpiper, will become vice president of professional services, vice president of international and channel sales and vice president of software engineering, respectively, of Digital Island.

   The merger agreement provides that, upon completion of the merger, the board of directors of Digital Island shall consist of four designees of Digital Island, who shall be Ruann Ernst, Cliff Higgerson, Marcelo Gumucio and Shahan Soghikian; three designees of Sandpiper, who shall be Leo Spiegel, Robert Kibble and G. Bradford Jones; and two mutually acceptable outside directors, one of whom shall be Christos Cotsakos and the other of whom shall be mutually agreed to at a later date.

   Each director will hold office for the term described below in "--Classified Board" and until such director's successor is elected and qualified or until such director's earlier resignation or removal. Each officer serves at the discretion of the board of directors of Digital Island.

   Ruann F. Ernst has served as president and chief executive officer and as a director since June 1998. Prior to joining Digital Island, Ms. Ernst served with Hewlett Packard, a computer equipment and services company, for over ten years, most recently as general manager of the Financial Services Business Unit. Ms. Ernst has also served as Director, Medical Computing Services Division and Assistant Professor, Medicine and Computer Science at The Ohio State University and as a Congressional Fellow in the Office of Technology Assessment. Ms. Ernst serves on the board of directors of The Institute for the Future, Phoenix International and Advanced Fibre Communications, Inc. Ms. Ernst holds a B.S. in Mathematics, a Masters Degree in Computer Science and a Ph.D. in Technology and Organizational Change from The Ohio State University.

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

   Leo S. Spiegel has served as Sandpiper's president and chief executive officer and as a director of Sandpiper since January 1998. From February 1996 to January 1998, Mr. Spiegel served as senior vice president and chief technology officer of Donnelley Enterprise Solutions, Inc., an information management firm. From June 1995 to February 1996, Mr. Spiegel serves as a senior vice president of Donnelley Business Services, a subsidiary of R.R. Donnelley and Sons Company. From May 1991 to June 1995, Mr. Spiegel was the executive vice president and chief technology officer of LANSystems, a network utilities software developer and international systems integration firm which he co-founded. Mr. Spiegel holds a B.A. from the University of California, San Diego.

   T.L. Thompson has served as chief financial officer since January 1999. Mr. Thompson served as chief financial officer of Narrowline, an Internet marketing firm, from October 1996 to November 1998. From 1989 to 1996 he served in various financial capacities at Ziff-Davis Publishing Company, most recently as vice president of business development. Mr. Thompson holds a B.S. in Economics and an M.B.A. from Northwestern University.

   Chris Albinson has served as vice president of corporate development since September 1999. From 1993 to August 1999 Mr. Albinson served as assistant vice president at Newbridge Networks Corp., manufacturer of digital electronic network products. Mr. Albinson holds an M.B.A. from the University of Western Ontario.

   Paul Evenson has served as vice president of operations since November 1998. From 1996 to 1998, Mr. Evenson served as vice president of sales and operations at Westech Communications, Inc., a communications services firm. From 1986 to 1996, Mr. Evenson served as vice president of information technology at Montgomery Securities, an investment banking firm. Mr. Evenson studied Engineering at Oregon State University.

   Scott Darling has served as Sandpiper's vice president of business development and professional services since May 1999. Mr. Darling has over 18 years of management consulting and business development expertise with such firms as Andersen Consulting, Price Waterhouse and MCI Systemhouse. Most recently, Mr. Darling was the managing director for the Worldwide Consumer Products and Retail and Financial Services vertical practices at MCI Systemhouse with a heavy focus on e-commerce and web enablement services. Mr. Darling holds a B.S. in Economics and Business Administration from the University of Nebraska and an M.B.A. from Colorado State University.

   Allan Leinwand has served as vice president of engineering and chief technology officer of Digital Island since January 1997 and as a director from January 1997 to February 1999. Prior to joining Digital Island, from August 1990 to February 1997, Mr. Leinwand served as manager, consulting engineer at Cisco Systems, a network equipment provider, where he designed and deployed global internetworks for large corporations, governments and institutions. Mr. Leinwand also served as a network design and implementation engineer at Hewlett Packard from 1988 to 1990. Mr. Leinwand holds a B.S. in Computer Science from the University of Colorado, Boulder.

   Bruce Pinsky has served as vice president of solutions engineering and chief information officer since March 1997. From August 1992 to March 1997, Mr. Pinsky worked in Customer Engineering and Global Support Engineering for Cisco Systems. Mr. Pinsky holds a B.S. in Computer Science from California State University, Hayward.

   Michael T. Sullivan has served as vice president of finance since May 1997 and served as chief financial officer from October 1997 to January 1999. From July 1993 to May 1996 Mr. Sullivan served as vice president of operations and chief financial officer for Tut Systems, a network equipment provider.
Mr. Sullivan holds a B.S. in Business Administration from the University of California, Berkeley. Mr. Sullivan is a certified public accountant.

   Rick Schultz has served as vice president of north american sales since March 1999. From December 1995 to February 1999, Mr. Schultz served as vice president of sales at Pacific Bell Network Integration, a subsidiary of Pacific Bell, a telecommunications company. Mr. Schultz also held various senior management positions at AT&T from June 1980 to November 1995 in sales, product management and sales management. Mr. Schultz holds a B.S. in Commerce from De Paul University and an M.B.A. from the University of San Francisco.

   Eric Shepcaro has served as Sandpiper's vice president of sales since January 1998. Mr. Shepcaro has more than 20 years of technical sales and marketing experience. Prior to joining Sandpiper, Mr. Shepcaro spent over 17 years at Sprint Corporation. Most recently, he served as vice president of sales engineering and application support, where he led the organization responsible for technical sales, business development, network engineering, program, management, and service implementation for business and government customers. Mr. Shepcaro holds a B.S. in Business from the State University of New York at Albany and an M.B.A. from San Francisco State University.

   Andrew Swart has served as Sandpiper's vice president of engineering since January 1998 and as a director of Sandpiper since December 1996. Mr. Swart also served as Sandpiper's president and chief executive officer from December 1996 to January 1998. From November 1994 to December 1996, Mr. Swart was a managing director of Sandpiper Consulting LLC. Mr. Swart holds a B.S. in Management Information Systems from the University of Texas at Dallas.

   Tim Wilson has served as vice president of marketing and international sales since March 1998. From January 1996 to March 1998, Mr. Wilson served as general manager within the Business Communications Systems Division of Lucent Technologies, a telecommunications equipment supplier. Mr. Wilson also served as executive director and general manager of the Business Communications Systems Division of AT&T Australia from November 1993 to December 1995. From August 1983 to October 1993, Mr. Wilson held several management positions in engineering, sales and marketing at AT&T Corp. and AT&T Bell Laboratories. Mr. Wilson holds a B.A. in Physics from Bowdoin College and an M.B.A. from the Fuqua School of Business at Duke University.

   Charlie Bass has served as a director since March 1997. Dr. Bass is trustee of The Bass Trust, general partner of Bass Associates and a consulting professor of Electrical Engineering at Stanford University. He is also chairman of the board of directors of Meridian Data, Inc., Socket Communications, Inc. and SoloPoint, Inc. and serves on the board of directors of several private communications companies. Prior to co-founding Ungermann-Bass in 1979, Dr. Bass was at Zilog, Inc., and prior to the formation of Zilog, Inc. in 1975, he was on the Electrical Engineering and Computer Sciences faculty at the University of California at Berkeley from 1972 to 1975. Dr. Bass holds a Ph.D. in Electrical Engineering from the University of Hawaii where he participated in the Aloha System research in radio frequency-based computer networks.

   Christos Cotsakos has served as a director of Digital Island since July 1998. Mr. Cotsakos joined E*TRADE, an online financial services company, in March 1996 as the president and chief executive officer and as a director. Before joining E*TRADE, he served as president, chief operating officer, co-chief executive officer and a director of AC Nielsen Inc., a marketing research company. Prior to joining AC Nielsen, Mr. Cotsakos spent 19 years with Federal Express Corporation, where he held a number of senior executive positions. In addition to E*TRADE, Mr. Cotsakos serves on the boards of directors of Fox Entertainment Group, Inc., National Processing, Inc., Omega Research, Inc. and Critical Path, Inc., as well as several private companies. A decorated Vietnam veteran, he received a B.A. from William Paterson College and an M.B.A. from Pepperdine University. Mr. Cotsakos is currently pursuing a Ph.D. degree in economics at the University of London.

   Marcelo A. Gumucio has served as a director since January 1998, and served as chairman of the board of directors from January 1998 until May 1998. He is the managing partner of Gumucio Burke & Associates, a private investment firm. In April 1996, Mr. Gumucio joined Micro Focus PLC, an enterprise software provider, as its chief executive officer. He had served as a non-executive director of Micro Focus' board of directors since January 1996. Prior to joining Micro Focus, from 1992 to 1996, Mr. Gumucio was president, chief executive officer and chairman of the board of directors of Memorex Telex NV. Mr. Gumucio's professional

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

experience in the computer and communications industry spans almost 30 years and includes senior management positions at Cray Research, Inc., Northern Telecom Limited, Memorex Corporation and Hewlett- Packard Company. Mr. Gumucio serves on the board of directors of BidCom Inc., E-Stamp Corporation and Burr Brown Corporation. Mr. Gumucio graduated cum laude with a B.S. in mathematics from the University of San Francisco in 1961. He received an M.S. in applied mathematics and operations research in 1963 from the University of Idaho, where he was named a National Science Fellow and graduated with honors. In 1982, he graduated from the Harvard Business School Advanced Management Program.

   Cliff Higgerson has served as a director since March 1997. Mr. Higgerson has over 20 years experience with venture capital investments. Prior to forming Communications Ventures II in the summer of 1997, he was a general partner of Vanguard Venture Partners, where he has been since 1993 and where he continues to manage several portfolio companies. His 25 years of involvement in the communications field include research, consulting, planning, investment banking, and venture capital. Mr. Higgerson serves on the board of directors of Advanced Fibre Communications, Inc., Ciena Corp. and Digital Microwave Corp., as well as several private companies. Mr. Higgerson holds a B.S. in electrical engineering and an M.B.A. from the Haas School of Business at the University of California at Berkeley.

   Shahan Soghikian has served as a director since February 1999. Mr. Soghikian has over nine years experience with venture capital investments and is a general partner of Chase Capital Partners, where he has been since 1990, and where he develops, executes and monitors investments in private companies.
Mr. Soghikian serves on the board of directors of two private companies, Nextec Applications, Inc. and AFS Holdings. Mr. Soghikian graduated with a B.A. in Biology from Pitzer College and an M.B.A. from Anderson School of Business at the University of California at Los Angeles.

   David Spreng has served as a director since July 1997. Mr. Spreng has over 10 years of venture capital investment experience, primarily in communications, and served as president of IAI Ventures, the private equity arm of Investment Advisers, Inc. from 1992 until September 1998, when Mr. Spreng became the managing member of the general partners of the successor in interest to IAI Ventures and IAI, the Crescendo Funds and its management company. Mr. Spreng serves on the board of directors of Tut Systems, Inc. and several private companies. Mr. Spreng graduated from the University of Minnesota with a B.S. in Accounting.

Director Compensation

   Digital Island's directors do not currently receive compensation for their services as members of the board of directors. All directors are reimbursed for their reasonable out-of-pocket expenses in serving on the board of directors or any committee thereof. Employee directors are eligible to participate in Digital Island's 1998 stock option/stock issuance plan and will also be eligible to receive equity incentives, in the form of stock option grants or direct stock issuances, under Digital Island's 1999 stock incentive plan.

   Non-employee board members will receive option grants at periodic intervals under the automatic option grant program of the 1999 stock incentive plan and will also be eligible to receive discretionary option grants under the discretionary option grant program of such plan. See "Executive Compensation and Other Information--Employee Benefit Plans."

Classified Board

   Digital Island's certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of Digital Island's board of directors will be elected each year. Ron Higgins and David Spreng have been designated Class I directors whose term expires at the 2000 annual meeting of stockholders. Charlie Bass, Cliff Higgerson and Shahan Soghikian have been designated Class II directors whose term expires at the 2001 annual meeting of stockholders. Christos Cotsakos, Ruann Ernst and Marcelo Gumucio have been designated Class III directors whose term expires at the 2002 annual meeting of stockholders. See Digital Island's "Description of Capital Stock--Antitakeover Effects of Provisions of Certain Charter Provisions, Bylaws and Delaware Law."

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

Board Committees

   The executive committee of Digital Island's board of directors consists of Ruann Ernst, Cliff Higgerson and Shahan Soghikian. The executive committee, subject to the following limitations, acts upon all matters concerning Digital Island's interests, and manages Digital Island's business when the full board of directors is not in session. Digital Island's executive committee may not:

  . adopt, amend or repeal the bylaws;

  . elect directors to fill vacancies on the board;

  . fill vacancies on the executive committee, or change its membership;

  . elect to remove officers of Digital Island;

  . amend the corporate charter;

  . act on matters assigned to other committees of the board;

  . appoint standing committees of the board;

  . recommend to the stockholders any action requiring their approval; or

  . approve the acquisition or disposal of any capital asset or assets to be used by us or any subsidiary in an amount exceeding an aggregate $3,000,000 in any interim period between meetings of the board.

   The audit committee of Digital Island's board of directors consists of Marcelo Gumucio and Cliff Higgerson. The audit committee reviews Digital Island's financial statements and accounting practices, makes recommendations to the board of directors regarding the selection of independent auditors and reviews the results and scope of Digital Island's annual audit and other services provided by Digital Island's independent auditors.

   The compensation committee of Digital Island's board of directors consists of Charlie Bass and Marcelo Gumucio. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for Digital Island's officers and employees and administers Digital Island's employee benefit plans including the grant of options under those plans.

   The nominating committee of Digital Island's board of directors consists of Christos Cotsakos, Ruann Ernst and Marcelo Gumucio. The nominating committee makes recommendations to the board of directors concerning candidates for directorships.

   The special stock option committee of Digital Island's board of directors consists solely of Ruann Ernst. The special stock option committee has the authority, separate from the compensation committee, to make discretionary option grants to eligible individuals other than officers or non-employee members of the board of directors.

Compensation Committee Interlocks and Insider Participation

   None of the members of the compensation committee of Digital Island's board of directors was at any time since the formation of Digital Island an officer or employee of Digital Island. No executive officer of Digital Island serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on Digital Island's board of directors or Digital Island's compensation committee of the board of directors.

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

          DIGITAL ISLAND EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary of Cash and Certain Other Compensation

   The following table sets forth the compensation earned by our named executive officers which include Digital Island's chief executive officer and Digital Island's four other executive officers whose salary and bonus for services rendered in all capacities to Digital Island for the fiscal year ended September 30, 1999 exceeded $100,000. For a list of Digital Island's current executive officers and certain members of senior management, see "Management."

   The options listed in the following table were originally granted under either Digital Island's 1997 stock option and incentive plan or Digital Island's 1998 stock option/stock issuance plan. These options have been incorporated into the new 1999 stock incentive plan, but will continue to be governed by their existing terms. See "Executive Compensation and Other Information--Employee Benefit Plans."

                                                                                          Long Term
                                                                                         Compensation
                                                            Annual Compensation             Awards
                                                     ----------------------------------  ------------
                                                                                          Number of
                                                                                          Securities
                                                                           Other Annual   Underlying
           Name and Principal Position(s)            Year  Salary   Bonus  Compensation    Options
           ------------------------------            ---- -------- ------- ------------  ------------
Ruann F. Ernst...................................... 1999 $185,961 $64,250   $24,620(1)   1,044,159
 President and Chief Executive Officer
Allan Leinwand...................................... 1999  163,333  44,000       --         323,000
 Chief Technology Officer
Ron Higgins (2)..................................... 1999  150,000  40,000       --         400,000
 Chairman of the Board of Directors
Tim Wilson.......................................... 1999  180,446  51,250       --         280,000
 Vice President of Marketing and International Sales
Paul Evenson........................................ 1999  146,635  27,222       --         200,000
 Vice President of Operations

--------
(1) Consists of reimbursement of rent for Ms. Ernst's apartment in San Francisco, California.
(2) Mr. Higgins served as President and Chief Executive Officer of Digital Island from February 1994 until June 1998 and Chairman of the Board of Directors from June 1998 to September 1999.

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

Stock Options and Stock Appreciation Rights

   The following table sets forth information regarding option grants to each of the named executive officers during the fiscal year ended September 30, 1999. No stock appreciation rights were granted to the named executive officers during the 1999 fiscal year.

                    Stock Option Grants in Fiscal Year 1999

                                                                             Potential
                                                                        Realizable Value at
                                                                              Assumed
                                     Percentage                            Annual Rates
                          Number of   of Total                            of Stock Price
                         Securities   Options                              Appreciation
                         Underlying  Granted to   Exercise                for Option Term
                           Options   Employees   Price Per   Expiration -------------------
          Name           Granted (#)  in 1999   Share ($/Sh)    Date       5%       10%
          ----           ----------- ---------- ------------ ---------- -------- ----------
Ruann F. Ernst..........   250,000      10.4%      $4.25      3/18/09   $668,201 $1,693,351
Allan Leinwand..........    35,000       1.5%       4.25      3/18/09     93,548    237,069
Ron Higgins.............       --        --          --          --          --         --
Tim Wilson..............    40,000       1.7%       3.50      10/16/08    88,045    223,124
Tim Wilson..............   100,000       4.1%       4.25      3/18/09    267,280    677,341
Paul Evenson............   150,000       6.2%       3.50      10/26/08   330,170    836,715
Paul Evenson............    50,000       2.1%       4.25      3/18/09    133,640    338,670

   The exercise price per share of each option was determined by Digital Island's board of directors in its good faith judgment and generally reflects its best estimate of the fair value of Digital Island's common stock on the date of each grant, taking into account factors such as Digital Island's operating performance, recent sales of securities, and market conditions.

   Each option has a maximum term of 10 years, subject to earlier termination upon the optionee's cessation of service with Digital Island. Ms. Ernst was granted an option for 250,000 shares with an exercise price of $4.25 per share. The first 234,373 shares, subject to her options, will vest in a series of 45 successive equal monthly installments upon her completion of each month of service over the 45-month period measured from March 18, 1999, and the remaining 15,627 shares will vest in a series of 3 successive equal monthly installments over the 3-month period measured from December 18, 2002. The option granted to Mr. Leinwand for 35,000 shares began to vest starting March 18, 1999 in 48 successive equal monthly installments. The option granted Mr. Wilson for 40,000 shares is vested for 9,600 shares on October 16, 1999, and vests in a series of 38 successive equal monthly installments upon his completion of service measured from October 16, 1999. The option Mr. Wilson was granted for 100,000 shares began to vest starting March 18, 1999 in 48 successive equal monthly installments. The option granted Mr. Evenson for 150,000 shares is vested for 36,000 shares on October 26, 1999 and vests in a series of 38 successive equal monthly installments upon his completion of service measured from October 29, 1999. The option Mr. Evenson was granted for 50,000 shares began to vest starting October 26, 1999 in 48 successive equal monthly installments.

   The actual stock price appreciation over the 10-year option term may not be at the above 5% and 10% assumed annual rates of compounded stock price appreciation or at any other defined level. Unless the market price of common stock appreciates over the option term, no value will be realized from the option grant made to the named executive officer.

Aggregated Option/SAR Exercises and Fiscal Year-End Values

   The following table sets forth information with respect to the named executive officers concerning their exercise of stock options during the fiscal year ended September 30, 1999 and the number of shares subject to unexercised stock options held by them as of the close of such fiscal year. No stock appreciation rights were exercised during the fiscal year ended September 30, 1999, and no stock appreciation rights were outstanding at the close of such year. In the following table, "Value Realized" is equal to the difference between the fair value of the shares at the time of exercise ($9.90 per share) and the exercise price paid for the shares and the "Value of Unexercised In-The-Money Options at Year-End" is based upon the fair value per share at the close of the 1999 fiscal year ($26.00 per share) less the exercise price payable per share.

            Aggregated Option Exercises in 1999 and Year-End Values

                                                  Number of Securities      Value of Unexercised
                           Shares                Underlying Unexercised     In-the-Money Options
                         Acquired on   Value       Options at Year-End           at Year-End
                          Exercise    Realized  ------------------------- -------------------------
Name                         (#)        ($)     Exercisable Unexercisable Exercisable Unexercisable
----                     ----------- ---------- ----------- ------------- ----------- -------------
Ruann F. Ernst..........   133,332   $1,119,989   392,076      418,751    $9,519,925   $9,657,837
Allan Leinwand..........   163,733    1,555,464    14,775      144,492       361,396    3,528,289
Ron Higgins.............   216,000    2,052,000    42,333      141,667     1,083,725    3,626,675
Tim Wilson..............    53,249      445,307    49,649      177,102     1,134,256    4,152,129
Paul Evenson............       --           --        --       200,000           --     4,462,500

Employee Benefit Plans

 1999 Stock Incentive Plan

   Digital Island's 1999 stock incentive plan is the successor equity incentive program to Digital Island's 1998 stock option/stock issuance plan which was the successor equity incentive program to Digital Island's 1997 stock option and incentive plan. The 1999 stock incentive plan became effective on June 29, 1999, the effective date of Digital Island's initial public offering. All outstanding options under Digital Island's predecessor plan were at that time incorporated into the 1999 stock incentive plan, and no further option grants will be made under such predecessor plan. The incorporated options will continue to be governed by their existing terms, unless the plan administrator elects to extend one or more features of the 1999 stock incentive plan to those options. Except as otherwise noted below, the incorporated options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of the 1999 stock incentive plan.

   An initial reserve of 7,544,000 shares of common stock has been authorized for issuance under the 1999 stock incentive plan. This share reserve consists of (i) the number of shares estimated to remain available for issuance under Digital Island's predecessor plan, including the shares subject to outstanding options thereunder, plus (ii) an additional increase of approximately 2,500,000 shares. The number of shares of common stock reserved for issuance under the 1999 stock incentive plan will automatically increase on the first trading day in January each calendar year, beginning in calendar year 2000, by an amount equal to four percent (4%) of the total number of shares of common stock outstanding on the last trading day in December in the preceding calendar year, but in no event will this annual increase exceed 2,000,000 shares. In addition, no participant in the 1999 stock incentive plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 750,000 shares of common stock in the aggregate per calendar year.

   The 1999 stock incentive plan is divided into five separate components:

  . the discretionary option grant program, under which eligible individuals in Digital Island's employ or service (including officers, non- employee board members and consultants) may, at the discretion of the plan administrator, be granted options to purchase shares of common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

  . the stock issuance program under which eligible individuals may, in the plan administrator's discretion, be issued shares of common stock directly, upon the attainment of designated performance milestones or upon the completion of a specified service requirement or as a bonus for past services;

  . the salary investment option grant program, which may, at the plan administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow executive officers and other key executives selected by the plan administrator the opportunity to apply a portion of their base salary each year to the acquisition of special below-market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to 100% of the fair market value of those shares on the grant date; and

  . the director fee option grant program, which may, in the plan administrator's sole discretion, be activated for one or more calendar years and, if so activated, will allow non-employee board members the opportunity to apply all or a portion of the annual retainer fee otherwise payable to them in cash each year to the acquisition of special below-market option grants.

   The discretionary option grant program and the stock issuance program are administered by the compensation committee. However, a secondary committee of one or more board members also has concurrent authority to administer those programs with respect to individuals who are neither officers nor directors. The compensation committee or secondary committee as plan administrator have complete discretion to determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. However, the board acting by a disinterested majority has the exclusive authority to make any discretionary option grants or stock issuances to members of the compensation committee. The compensation committee has the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years. Neither the compensation committee nor the board will exercise any administrative discretion with respect to option grants under the salary investment option grant program or under the automatic option grant or director fee option grant program for the non-employee board members. All grants under those latter three programs will be made in strict compliance with the express provisions of each program.

   The exercise price for the shares of common stock subject to option grants made under the 1999 stock incentive plan may be paid in cash or in shares of common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

   The plan administrator has the authority to effect the cancellation of outstanding options under the discretionary option grant program (including options incorporated from our predecessor plan) in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the common stock on the new grant date.

   Stock appreciation rights are authorized for issuance under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the excess of (a) the fair market value of the vested shares of common stock subject to the surrendered option over (b) the aggregate exercise price payable for those shares. Such appreciation distribution may be made in cash or in shares of common stock. None of the incorporated options from Digital Island's predecessor plan contain any stock appreciation rights.

   In the event that Digital Island is acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent Digital Island's repurchase rights with respect to those shares are to be assigned to the successor corporation. The plan administrator has complete discretion to grant one or more options under the discretionary option grant program which will vest and become exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service with Digital Island or the acquiring entity is terminated within a designated period (not to exceed eighteen months) following that acquisition. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

   The plan administrator is also authorized to grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a change in ownership or control (whether by successful tender offer for more than fifty percent of Digital Island's outstanding voting stock or by a change in the majority of our board through one or more contested elections for board membership). Such accelerated vesting may occur either at the time of such change or upon the subsequent termination of the individual's service within a designated period (not to exceed eighteen months) following the change.

   The options to be incorporated from Digital Island's predecessor plan will immediately vest and become exercisable for all the option shares if Digital Island is acquired by merger or asset sale, unless the options are assumed by the successor corporation and Digital Island's repurchase rights with respect to the unvested shares subject to those options are concurrently assigned to the successor entity. For some of these options, the board also has the authority to provide for their cancellation in return for a cash payment to the option holders in an amount per cancelled option share equal to the excess of the price to be paid per share of Digital Island's common stock in the acquisition over the option exercise price payable per share under the cancelled option. Other of these options contain a special acceleration feature. Under that feature, should the optionee's service be terminated within a designated period following an acquisition in which the option is assumed and Digital Island's repurchase rights are assigned, then the option will vest at that time and become immediately exercisable for all the option shares, and all unvested shares held by such individual will also vest at that time. There are no other change in control provisions currently in effect for the outstanding options under the predecessor plan. However, the plan administrator will have the discretion to extend the acceleration provisions of the 1999 stock incentive plan to any or all of the options outstanding under Digital Island's predecessor plan.

   In the event the plan administrator elects to activate the salary investment option grant program for one or more calendar years, each executive officer and other key employee selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files this timely election will automatically be granted, on the first trading day in January of the calendar year for which that salary reduction is to be in effect, a non-statutory option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the total spread on the option shares at the time of grant (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the amount of salary invested in that option. The option will vest and become exercisable in a series of twelve equal monthly installments over the calendar year for which the salary reduction is to be in effect.

   Under the automatic option grant program, eligible non-employee board members will receive a series of option grants over their period of board service. Each individual who first becomes a non-employee board member at any time at or after the effective date of this offering will receive an option grant for 15,000 shares of common stock on the date such individual joins the board, provided such individual has not been in Digital Island's prior employ. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member (including the individuals who are currently serving as non-employee board members) will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has served on the board for at least six months. There will be no limit on the number of such 5,000 share option grants any one eligible non-employee board member may receive over his or her period of continued board service, and non-employee board members who have previously been in Digital Island's employ will be eligible to receive one or more such annual option grants over their period of board service.

   Each automatic grant will have an exercise price per share equal to the fair market value per share of common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. Each automatic option will be immediately exercisable for all of the option shares; however, any unvested shares purchased under the 15,000-share option will be subject to repurchase by Digital Island, at the exercise price paid per share, should the optionee cease to serve on the board prior to vesting in those shares. The shares subject to each initial 15,000-share automatic option grant will vest in a series of six successive equal semi-annual installments upon the optionee's completion of each month of board service over the 36 month period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member. The shares subject to each annual 5,000-share automatic grant will be fully-vested when granted. Following the optionee's cessation of board service for any reason, each option will remain exercisable for a 12-month period and may be exercised during that time for any or all shares in which the optionee is vested at the time of such cessation of service.

   If the director fee option grant program is activated in the future, each non-employee board member will have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the retainer fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of common stock on the grant date. As a result, the total spread on the option (the fair market value of the option shares on the grant date less the aggregate exercise price payable for those shares) will be equal to the portion of the retainer fee invested in that option. The option will vest and become exercisable for the option shares in a series of twelve equal monthly installments over the calendar year for which the election is to be in effect. However, the option will become immediately exercisable and vested for all the option shares upon (a) certain changes in the ownership or control or (b) the death or disability of the optionee while serving as a board member.

   The shares subject to each option under the salary investment option grant, automatic option grant and director fee option grant programs will immediately vest upon (a) an acquisition of Digital Island by merger or asset sale or (b) the successful completion of a tender offer for more than 50% of Digital Island's outstanding voting stock or a change in the majority of Digital Island's board effected through one or more contested elections for board membership.

   Limited stock appreciation rights will automatically be included as part of each grant made under the automatic option grant, salary investment option grant and director fee option grant programs and may be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this limited stock appreciation right may be surrendered to Digital Island upon the successful completion of a hostile tender offer for more than 50% of Digital Island's outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from Digital Island in an amount per surrendered option share equal to the excess of
(a) the highest price per share of common stock paid in connection with the tender offer over (b) the exercise price payable for such share.

   The board may amend or modify the 1999 stock incentive plan at any time, subject to any required stockholder approval. The 1999 stock incentive plan will terminate on the earliest of (a) April 15, 2009, (b) the date on which all shares available for issuance under the 1999 stock incentive plan have been issued as fully-vested shares or (c) the termination of all outstanding options in connection with certain changes in control or ownership.

 1999 Employee Stock Purchase Plan

   Digital Island's 1999 employee stock purchase plan became effective on June 29, 1999, the date of execution of the underwriting agreement relating to Digital Island's initial public offering. The plan is designed to allow Digital Island's eligible employees and those of Digital Island's participating subsidiaries to purchase shares of common stock, at semi- annual intervals, through their periodic payroll deductions under the plan. 300,000 shares of common stock will initially be reserved for issuance under the plan. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to one percent (1%) of the total number of outstanding shares of Digital Island's common stock on the last trading day in December in the prior year. In no event will any such annual increase exceed 500,000 shares.

   The plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. However, the initial offering period began on the execution date of the underwriting agreement for Digital Island's initial public offering and will end on the last business day in July 2001. The next offering period will commence on the first business day in August 2001, and subsequent offering periods will commence as designated by the plan administrator.

   Individuals who are eligible employees (employees scheduled to work more than 20 hours per week for more than five calendar months per year) on the start date of any offering period may enter the plan on that start date or on any subsequent semi-annual entry date (the first business day of February or August each year). Individuals who become eligible employees after the start date of the offering period may join the plan on any subsequent semi-annual entry date within that offering period.

   Payroll deductions may not exceed 15% of the participant's base salary, and the accumulated payroll deductions of each participant will be applied to the purchase of shares on his or her behalf on each semi-annual purchase date (the last business day in January and July each year) at a purchase price per share equal to 85% of the lower of (a) the fair market value of the common stock on the participant's entry date into the offering period or (b) the fair market value on the semi-annual purchase date. In no event, however, may any participant purchase more than 1,200 shares on any semi-annual purchase date, nor may all participants in the aggregate purchase more than 200,000 shares on any semi-annual purchase date. The initial purchase date under the plan will occur on January 31, 2000.

   If the fair market value per share of Digital Island's common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day, with all participants in the terminated offering to be automatically transferred to the new offering period.

   Should Digital Island be acquired by merger, sale of substantially all Digital Island's assets or sale of securities possessing more than fifty percent of the total combined voting power of Digital Island's outstanding securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of that acquisition. The purchase price will be equal to 85% of the lower of (a) the fair market value per share of common stock on the participant's entry date into the offering period in which the acquisition occurs or (b) the fair market value per share of common stock immediately prior to the acquisition. The limitation on the maximum number of shares purchasable in the aggregate on any one purchase date will not be in effect for any purchase date attributable to such an acquisition.

   The plan will terminate on the earlier of (a) the last business day of July 2009, (b) the date on which all shares available for issuance under the plan shall have been sold pursuant to purchase rights exercised thereunder or (c) the date on which all purchase rights are exercised in connection with an acquisition of Digital Island by merger or asset sale.

   The board may at any time alter, suspend or discontinue the plan. However, certain amendments, such as increasing the number of shares reserved for issuance under the plan, require stockholder approval.

 401(k)Plan

   Digital Island sponsors the Digital Island, Inc. 401(k) Plan. Employees who complete three months of service with Digital Island are eligible to participate in the 401(k) Plan and may contribute up to 15% of their current compensation, but in no event may they contribute more than the maximum dollar amount allowable per calendar year under the federal tax laws. Each participant is fully vested in his or her salary reduction contributions. Participant contributions are held in trust and the individual participants may direct the trustee to invest their accounts in a number of investment alternatives. Digital Island may make contributions to the 401(k) Plan which match a percentage of each participant's contributions for the year, with the actual percentage match (if any) for one or more plan years to be determined by Digital Island in its discretion. In addition, Digital Island may make discretionary contributions for one or more plan years which would be allocated to participants on the basis of their compensation for the plan year. Any discretionary and matching contributions which Digital Island may make to the 401(k) Plan would be subject to a vesting schedule tied to the participant's years of service with us. To date, Digital Island has not made any matching or discretionary contributions to the 401(k) Plan. Digital Island may also make fully vested qualified non-elective contributions to the 401(k) Plan on behalf of participants who are not "highly compensated," but have not done so to date.

Employment Contracts and Change of Control Arrangements

   Digital Island has entered into employment agreements with Ms. Ernst, Mr. Leinwand, Mr. Wilson and Mr. Evenson, each of whom is an officer of Digital Island. All outstanding options held by the foregoing officers will automatically vest in full upon an acquisition of Digital Island by merger, sale of substantially all the assets or sale of more than 50% of its outstanding voting securities, unless those options are assumed or otherwise continued in effect by a successor entity or our repurchase rights for any unvested shares subject to those options are to remain in force following such acquisition. The exercise price per share of the options below were determined by Digital Island's board of directors as described in "--Stock Options and Stock Appreciation Rights."

   Ruann F. Ernst. On May 20, 1998, Ruann F. Ernst, Digital Island's chief executive officer and president, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $150,000. Ms. Ernst is also entitled to incentive compensation in an amount not less than forty percent (40%) of her base salary upon the achievement of performance milestones mutually agreed upon with Digital Island's board of directors. On March 1, 1999, Ms. Ernst's annual salary was increased to $200,000. In connection with her employment agreement Digital Island granted Ms. Ernst options to purchase up to 794,159 shares of Digital Island's common stock at a per share exercise price of $1.50 per share.

   Allan Leinwand. On February 3, 1997, Allan Leinwand, Digital Island's vice president of engineering and chief technology officer, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $105,000. Mr. Leinwand is also eligible for a discretionary quarterly bonus of up to $10,000. Should Digital Island terminate Mr. Leinwand for any lawful reason, Digital Island must pay Mr. Leinwand a severance payment equal to one hundred percent of his then current annual base salary. Currently, Mr. Leinwand's annual salary is $170,000, and he is eligible for a discretionary quarterly bonus of up to $12,500. In connection with his employment agreement, Digital Island granted to Mr. Leinwand options to purchase up to 240,000 shares of Digital Island common stock at a per share exercise price of $0.40 per share.

   Tim Wilson. On March 16, 1998, Tim Wilson, Digital Island's vice president of marketing and international sales, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $150,000. Mr. Wilson is also eligible for a discretionary quarterly bonus of up to $12,500. On March 1, 1999, Mr. Wilson's annual salary was increased to $165,000 and his discretionary quarterly bonus was increased to $15,000. In connection with his employment agreement, Digital Island granted Mr. Wilson options to purchase up to 140,000 shares of Digital Island common stock at a per share exercise price of $0.90 per share.

   Paul Evenson. On October 26, 1998, Paul Evenson, Digital Island's vice president of operations, entered into an employment agreement with Digital Island. This agreement provided for an annual salary of $165,000. Mr. Evenson is also eligible for a discretionary quarterly bonus of up to $10,000. In connection with his employment agreement, Digital Island granted Mr. Evenson options to purchase up to 150,000 shares of Digital Island common stock at a per share exercise price of $3.50 per share.

Limitation of Liability and Indemnification

   Digital Island's certificate of incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to Digital Island or its stockholders for monetary damages for conduct as a director. Although liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

   Digital Island's certificate of incorporation requires it to indemnify its directors to the fullest extent permitted by Delaware law. Digital Island has also entered into indemnification agreements with each of its directors. Digital Island believes that the limitation of liability provisions in its certificate of incorporation and indemnification agreements may enhance its ability to attract and retain qualified individuals to serve as directors. See Digital Island's "Description of Capital Stock."

                CERTAIN TRANSACTIONS RELATING TO DIGITAL ISLAND

   Some of Digital Island's directors, executive officers and affiliates have entered into transactions with it as follows:

Preferred Stock Financings
   Since October 1, 1997 Digital Island has sold 4,283,181 shares of its Series C preferred stock at a price of $3.45 per share, 2,022,476 shares of its Series D preferred stock at a price of $5.25 per share and 11,764,706 shares of its Series E preferred stock at a price of $4.25 per share in a series of private financings. Digital Island sold these securities pursuant to preferred stock purchase agreements and an investors' rights agreement on substantially similar terms (except for terms relating to date and price), under which it made standard representations, warranties, and covenants, and pursuant to which it provided the purchasers thereunder with registration rights, information rights, and rights of first refusal, among other provisions standard in venture capital financings. Each share of preferred stock automatically converted into one share of Digital Island common stock at its initial public offering, except that each share of Series D preferred stock converted into 1.088084 shares of Digital Island's common stock after giving effect to an antidilution adjustment resulting from the sale of the Series E preferred stock. The purchasers of the preferred stock included, among others, the following holders of 5% or more of Digital Island common stock, directors, and entities associated with directors:

                                           Shares of Preferred Stock
                                                   Purchased
                                         -----------------------------------
Name                                     Series C     Series D     Series E
----                                     ---------    ---------    ---------
Bass Trust U/D/T dated April 29,
 1988(1)................................    39,420       34,095       27,765

Chase Venture Capital Associates,
 L.P.(2)................................       --           --     2,823,529

The Cotsakos Revocable Trust dated
 9/3/87(3)..............................       --        28,571          --

Crescendo II, L.P.(4)...................   289,855(5)   143,429(5)   463,294(5)

Crosspoint Venture Partners.............   289,855          --       926,824

E*TRADE Group, Inc.(6)..................       --     1,333,334      562,588

FW Ventures III, L.P. ..................       --           --     1,822,353

Marcelo Gumucio.........................    29,000          --           --

Merrill Lynch KECALP....................       --           --     1,482,824

Tudor Global Trading, Inc. ............. 1,015,000      190,476      744,470

Vanguard V, L.P.(7).....................   260,870      142,857          --

--------
(1) Charlie Bass, a director of Digital Island, is the trustee of the Bass Trust U/D/T dated April 29, 1998.

(2) Shahan Soghikian, a director of Digital Island, is a general partner of Chase Venture Capital Associates, L.P.

(3) Christos Cotsakos, a director of Digital Island, is the trustee of The Cotsakos Revocable Trust dated 9/3/87.

(4) David Spreng, a director of Digital Island, is the managing member of Crescendo Ventures II, LLC, the general partner of Crescendo II, L.P.

(5) Includes shares held by Eagle Ventures II, LLC pursuant to a parallel investment agreement with Crescendo.

(6) Mr. Cotsakos, a director of Digital Island, is chairman of the board of E*TRADE.

(7) Cliff Higgerson, a director of Digital Island, is the general partner of Vanguard V, L.P.

Investors' Rights Agreement

   Pursuant to the terms of the Amended and Restated Investors' Rights Agreement dated February 19, 1999, as amended, by and among Digital Island and the holders of its preferred stock, the investors acquired certain registration rights with respect to their capital stock of Digital Island. At any time after the earlier of (a) February 19, 2001, or (b) one year after Digital Island's initial public offering, holders of more than two-thirds of the outstanding stock under the agreement may require Digital Island to effect registration under the Securities Act covering the lesser of 50% of the outstanding Registrable Securities (as defined in the Investors' Rights Agreement) or a number of shares of common stock yielding gross aggregate proceeds in excess of $15.0 million, subject in either case to the board of directors' right if such registration would harm Digital Island to defer such registration for a period up to 60 days. In addition, if Digital Island proposes to issue equity securities under the Securities Act for its own account in an underwritten public offering, then any of the investors has a right (subject to quantity limitations determined by the underwriters) to request that Digital Island register such investor's Registrable Securities. All registration expenses incurred in connection with the first two demand registrations described above and all piggyback registrations will be borne by Digital Island. The participating investors will pay for underwriting discounts and commissions incurred in connection with any such registrations. Digital Island has agreed to indemnify the investors against certain liabilities in connection with any registration effected pursuant to the foregoing Investors' Rights Agreement, including Securities Act liabilities.

Employment and Indemnification Agreements

   Digital Island has entered into employment agreements with Ms. Ernst, Mr. Leinwand, Mr. Wilson and Mr. Evenson who are named executive officers. Digital Island has also entered into indemnification agreements with each of its other directors and officers. See Digital Island's "Executive Compensation and Other Information--Employment Contracts and Change of Control Arrangements," and "-- Limitation of Liability and Indemnification."

Director Arrangements and Stockholder Notes

   In February 1998, Digital Island granted a nonstatutory option to purchase a total of 183,000 shares of its common stock to Marcelo Gumucio, then the chairman of the Digital Island board of directors and now a director. These options were immediately exercisable and subject to repurchase by Digital Island, with the right to repurchase expiring in 16 equal quarterly installments. At the time of the option grant, Mr. Gumucio exercised the option to purchase the entire 183,000 shares of common stock, in exchange for a $109,800 note. Under the terms of the note, interest accrued on outstanding amounts at 5.61% per annum. Interest was to be repaid in four equal annual installments commencing February 24, 1999. The entire principal amount was due and payable in one lump sum on February 24, 2002. In August 1999, Mr. Gumucio repaid the entire principal amount as well as all accrued interest.

Officer Loans

   On April 21, 1999, Ms. Ernst, Digital Island's president and chief executive officer, and Mr. Higgins, Digital Island's then-chairman of the board, each delivered a promissory note to it in payment of the exercise price of certain outstanding stock options they hold under our 1998 stock option/stock issuance plan. Ms. Ernst delivered a full-recourse promissory note in the principal amount of $199,998 in payment of the exercise price for 133,332 shares of Digital Island's common stock, and Mr. Higgins delivered a full-recourse promissory note in the amount of $86,400 in payment of the exercise price for 216,000 shares of Digital Island's common stock. Each note bears interest at the rate of 7.75% per annum, compounded semi-annually, and is secured by the purchased shares. Accrued interest is due and payable at successive quarterly intervals over the four-year term of the note, and the principal balance will become due and payable in one lump sum at the end of such four-year term. However, the entire unpaid balance of the note will become due and payable upon termination of employment or failure to pay any installment of interest when due. None of the shares serving as security for the note may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid to Digital Island.

   On June 14, 1999, Ms. Ernst borrowed an additional $128,000 from Digital Island in order to finance the tax liability she incurred in connection with the exercise of her stock options on April 21, 1999 for 133,332 shares of Digital Island's common stock. The loan is evidenced by a full-recourse promissory note with interest at the rate of 7.75% per annum, compounded semi-annually, and secured by the same 133,332 shares which serve as collateral for Ms. Ernst's April 21, 1999 promissory note. The terms of her note, including the due dates for payment of principal and accrued interest and the acceleration provisions, are substantially the same as the terms in effect for her April 21, 1999 note.

   On July 13, 1999 Chris Albinson, Digital Island's vice president of corporate development, borrowed $100,000 from Digital Island. The borrowing is interest-free, and $50,000 of the borrowings is being forgiven ratably over five years. The remaining $50,000 is due in one lump sum on July 13, 2004.

E*TRADE Agreements

   Digital Island has entered into a global data distribution agreement with E*TRADE dated August 1, 1997 where we provide network connectivity for E*TRADE. Mr. Costakos, a member of Digital Island's board of directors, is president, chief executive officer and a director of E*TRADE.

   Digital Island believes that all of the transactions set forth above were made on terms no less favorable to Digital Island than could have been obtained from unaffiliated third parties. Digital Island intends that all future transactions, including loans, between Digital Island and its officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, and be on terms no less favorable to Digital Island than could be obtained from unaffiliated third parties.

                    PRINCIPAL STOCKHOLDERS OF DIGITAL ISLAND

Digital Island

   The following table sets forth certain information as of September 30, 1999 (except as indicated in the footnotes below) with respect to the beneficial ownership of Digital Island's common stock by:

  . each person known by Digital Island to own beneficially more than 5%, in the aggregate, of the outstanding shares of Digital Island's common stock,

  . the directors and named executive officers of Digital Island who hold securities of Digital Island, and

  . all executive officers and directors of Digital Island as a group.

   Unless otherwise indicated, the address for each shareholder is c/o Digital Island, Inc., 45 Fremont, Suite 1200, San Francisco, California 94105. Except as indicated by footnote, Digital Island understands that the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable. In the table below, "Beneficial Ownership of Shares After the Merger" reflects the beneficial ownership after giving effect to the additional shares of Digital Island common stock to be issued to Sandpiper stockholders, which is 24,573,160 shares. Shares of Digital Island common stock subject to options, which are currently exercisable or exercisable within 60 days of September 30, 1999, are deemed outstanding for computing the percentages of the person holding such options but are not deemed outstanding for computing the percentages of any other person. Percentage ownership is based on 35,941,727 shares of Digital Island common stock outstanding as of September 30, 1999.

                                              Beneficial        Beneficial
                                             Ownership of      Ownership of
                                                Shares            Shares
                                           Before the Merger After the Merger
                                           ----------------- -----------------
Name of Beneficial Owner                    Number   Percent  Number   Percent
------------------------                   --------- ------- --------- -------
Crosspoint Venture Partners(1)............ 3,246,679   9.0%  3,246,679   5.4%
Chase Venture Capital Associates,
 L.P.(2).................................. 2,823,529   7.9%  2,823,529   4.7%
Vanguard V, L.P.(3)....................... 2,561,310   7.1%  2,561,310   4.2%
Crescendo Ventures II, L.P.(4)............ 2,109,212   5.9%  2,109,212   3.5%
E*TRADE Group, Inc.(5).................... 2,013,367   5.6%  2,013,367   3.3%
Tudor Global Trading, Inc.(6)............. 1,966,724   5.5%  1,966,724   3.3%
FW Ventures III, LP(7).................... 1,882,353   5.2%  1,882,353   3.1%
Merrill Lynch KECALP(8)................... 1,482,824   4.1%  1,482,824   2.5%
Ron Higgins(9)............................ 2,116,666   5.9%  2,116,666   3.5%
Ruann F. Ernst(10)........................   641,032   1.8%    641,032   1.1%
T. L. Thompson............................       --     --         --     --
Paul Evenson(11)..........................    40,353     *      40,353     *
Allan Leinwand(12)........................   186,899     *     186,899     *
Rick Schultz..............................       --     --         --     --
Michael T. Sullivan(13)...................    95,000     *      95,000     *
Tim Wilson(14)............................   112,664     *     112,664     *
Chris Albinson............................       --     --         --     --
Charlie Bass(15)..........................   419,283   1.2%    419,283     *
Marcelo A. Gumucio(16)....................   212,000     *     212,000     *
Christos Cotsakos(17).....................    45,532     *      45,532     *
Cliff Higgerson(18).......................       --     --         --     --
Shahan Soghikian(19)......................       --     --         --     --
David Spreng(20)..........................       --     --         --     --
All directors and executive officers as a
 group (14 people)(21).................... 3,869,429  10.6%  3,869,429   6.4%

--------
 *  Less than 1%.

 (1) Consists of 1,450,000 shares of Digital Island common stock held directly by Crosspoint Venture Partners, 869,855 shares of common stock held directly by Crosspoint Venture Partners 1996 and 926,824 shares of common stock held directly by Crosspoint Venture Partners LS 1997 (collectively, with Crosspoint Venture Partners 1996 and Crosspoint Venture Partners, the "Crosspoint Entities"). The address for the Crosspoint Entities is 2925 Woodside Road, Woodside, California 94062.

 (2) Consists of 2,823,529 shares of Digital Island common stock. Mr. Soghikian, a director of Digital Island, is the general partner of Chase Capital Partners, the general partner of Chase Venture Capital Associates, L.P. The address for Chase Venture Capital Associates, L.P. is 50 California Street, Suite 2940, San Francisco, California 94111.

 (3) Consists of 2,561,310 shares of Digital Island common stock. Mr. Higgerson, a director of Digital Island, is the general partner of Vanguard V, L.P. The address of Vanguard V, L.P. is 505 Hamilton Avenue, Suite 305, Palo Alto, California 94301.

 (4) Consists of 2,109,212 shares of Digital Island common stock held directly by Eagle Ventures II, LLC and Crescendo II, L.P., (collectively, the "Crescendo Entities"). Mr. Spreng, a director of Digital Island, is the president of Eagle Ventures II, LLC and the managing member of Crescendo Ventures II, LLC, the general partner of Crescendo II, LP. The address for the Crescendo Entities is 505 Hamilton Avenue, Suite 315, Palo Alto, California 94301.

 (5) Consists of 2,013,367 shares of Digital Island common stock. Mr. Cotsakos, a director of Digital Island, is chairman of the board and chief executive officer of E*TRADE Group, Inc. The address of E*TRADE Group, Inc. is Four Embarcadero Place, 2400 Geng Road, Palo Alto, California 94303.

 (6) Consists of 1,966,724 shares of Digital Island common stock held directly by Raptor Global Fund L.P., Raptor Global Fund Ltd. and Tudor Private Equity Fund L.P., (collectively, the "Tudor Entities"). The address for the Tudor Entities is Tudor Global Trading, Inc., 40 Rowes Wharf, Second Floor, Boston, Massachusetts 02110.

 (7) Consists of 1,882,353 shares of Digital Island common stock The address of FW Ventures III, LP is 2775 Sand Hill Road, Menlo Park, California 94025.

 (8) Consists of 1,482,824 shares of Digital Island common stock held directly by KECALP, Inc., KECALP Inc., as Nominee for Merrill Lynch KECALP International L.P. 1997 and Merrill Lynch KECALP L.P. 1997, (collectively, the "Merrill Lynch KECALP Entities"). The address for the Merrill Lynch KECALP Entities is World Financial Center, North Tower, New York, NY 10281.

 (9) Consists of 1,666,000 shares of Digital Island common stock held directly by Mr. Higgins, 50,666 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999, 150,000 shares of Digital Island common stock held directly by the Ron and Sanne Higgins 1998 Irrevocable Trust Agreement f/b/o Dana Espinoza (the "Espinoza Trust"), 150,000 shares of Digital Island common stock held directly by the Ron and Sanne Higgins 1998 Irrevocable Trust Agreement f/b/o Nina Higgins (the "Higgins Trust") and 100,000 shares of Digital Island common stock held by the Ron and Sanne Higgins 1998 Irrevocable Grandchildren's Trust Agreement (the "Grandchildren's Trust"). Mr. Higgins is a trustee of the Espinoza Trust, the Higgins Trust and the Grandchildren's Trust.

(10) Consists of 233,332 shares of Digital Island common stock held directly by Ms. Ernst and 407,700 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999.

(11) Consists of 40,353 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999.

(12) Consists of 163,733 shares of Digital Island common stock held directly by Mr. Leinwand, and 23,166 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999.

(13) Consists of 71,000 shares of Digital Island common stock held directly by Mr. Sullivan and 24,000 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999.

(14) Consists of 53,249 shares of Digital Island common stock held directly by Mr. Wilson, and 59,415 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999.

(15) Consists of 419,283 shares of Digital Island common stock held directly by the Bass Trust U/D/T dated April 29, 1988 (the "Bass Trust"). Mr. Bass, a director of Digital Island, is the Trustee of the Bass Trust. Shares after the merger excludes shares of Sandpiper.

(16) Consists of 212,000 shares of Digital Island common stock.

(17) Consists of 8,888 shares of Digital Island common stock subject to options exercisable within 60 days of September 30, 1999 and 36,644 shares of Digital Island common stock held directly by The Cotsakos Revocable Trust dated September 3, 1987. Excludes 2,013,367 shares of Digital Island common stock held by E*TRADE Group, Inc. Mr. Cotsakos, a director of Digital Island, is the Trustee of the Cotsakos Trust and chairman of the board and chief executive officer of E*TRADE Group, Inc. Mr. Cotsakos disclaims beneficial ownership of the shares of Digital Island common stock held by E*TRADE Group, Inc. except to the extent of his pecuniary interest therein. See footnote 5 above.

(18) Excludes 2,561,310 shares of Digital Island common stock held by Vanguard V, L.P. Mr. Higgerson, a director of Digital Island, is the general partner of Vanguard V, L.P. Mr. Higgerson disclaims beneficial ownership of the shares of Digital Island common stock held by Vanguard V, L.P. except to the extent of his pecuniary interest therein. See footnote 3 above.

(19) Excludes 2,823,529 shares of Digital Island common stock held by Chase Venture Capital Associates, L.P. Mr. Soghikian, a director of Digital Island, is the general partner of Chase Capital Partners, the general partner of Chase Venture Capital Associates, L.P. Mr. Soghikian disclaims beneficial ownership of the shares of Digital Island common stock held by Chase Venture Capital Associates, L.P. except to the extent of his pecuniary interest therein. See footnote 2 above.

(20) Excludes 2,109,212 shares of Digital Island common stock held by the Crescendo Entities. Mr. Spreng, a director of Digital Island, is the president of Eagle Ventures II, LLC and the managing member of Crescendo Ventures II, LLC, the general partner of Crescendo. Mr. Spreng disclaims beneficial ownership of the shares of Digital Island common stock held by the Crescendo Entities, except to the extent of his pecuniary interest therein. See footnote 4 above.

(21) See footnotes 9 through 19 above. Includes options exercisable for 563,522 shares of Digital Island common stock within 60 days of September 30, 1999 under the 1999 stock incentive plan.

                      PRINCIPAL SHAREHOLDERS OF SANDPIPER

   The following table sets forth information regarding beneficial ownership of Sandpiper's capital stock before the merger and as of December 3, 1999. The table also sets forth pro forma information regarding beneficial ownership of Digital Island common stock by the principal shareholders of Sandpiper following the merger. The table includes:

  . each person who owns beneficially more than 5% of the outstanding shares of Sandpiper capital stock on an as-converted basis;

  . each of Sandpiper's directors, the chief executive officer and other executive officers whose annual salary and bonus during 1998 exceeded $100,000; and

  . all of Sandpiper's directors and executive officers as a group.

   Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of capital stock is c/o Sandpiper Networks, Inc., 225 West Hillcrest Drive, Suite 250, Thousand Oaks, California 91360. Except as indicated by footnote, to Sandpiper's knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of capital stock, except to the extent authority is shared by spouses under applicable law. Shares of Sandpiper capital stock that are subject to options or warrants that are currently exercisable or exercisable within 60 days of December 3, 1999, are deemed outstanding for computing the percentages of the person holding such options or warrants but are not deemed outstanding for computing the percentages of any other person. Percentage ownership before the merger is based on 21,490,434 shares of capital stock outstanding as of December 3, 1999. Percentage ownership after the merger is based on an estimated 60,264,885 shares of Digital Island common stock outstanding.

                                                                Beneficial
                                             Beneficial        Ownership of
                                            Ownership of      Digital Island
                                          Sandpiper Shares  Common Stock After
                                         Before the Merger      the Merger
                                         ------------------ ------------------
        Name of Beneficial Owner           Number   Percent   Number   Percent
        ------------------------         ---------- ------- ---------- -------
Brentwood Venture Capital(1)
  G. Bradford Jones.....................  3,645,469  17.0%   3,910,494   6.5%
Media Technology Ventures, L.P.(2)
  Jonathan E. Funk......................  3,240,417  15.1%   3,475,995   5.8%
Mission Ventures Management Company
 LLC(3)
  Robert Kibble.........................  2,592,333  12.1%   2,780,795   4.6%
Leo S. Spiegel(4).......................  1,526,964   7.1%   1,637,974   2.7%
Andrew D. Swart.........................  1,752,575   8.2%   1,879,987   3.1%
David A. Farber(5)......................  1,766,575   8.2%   1,895,005   3.1%
America Online, Inc.(6).................  1,322,649   6.0%   1,418,805   2.3%
Attractor Ventures LLC(7)...............  1,227,142   5.7%   1,316,355   2.2%
Ronald Lachman(8).......................    413,797   1.9%     443,880     *
Deborah Rieman..........................     70,000     *       75,089     *
All directors and officers as a group
 (14 persons)(9)........................ 15,789,213  69.8%  16,937,088  28.0%

--------
 * Represents beneficial ownership of less than 1% of the outstanding voting power of all shares of Sandpiper common stock.

(1) Consists of 3,499,651 shares held by Brentwood Associates VIII, L.P., and 145,818 shares held by Brentwood Affiliates Fund, L.P. Mr. Jones is a general partner or managing member of the general partners of each of these shareholders, and as such may be deemed to be the beneficial owner of such shares. Mr. Jones disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of Brentwood Venture Capital is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(2) Includes 370,704 shares held by Media Technology Entrepreneurs Fund, L.P. Mr. Funk is a general partner of Media Technology Ventures, L.P., and Media Technology Entrepreneurs Fund, L.P., and as such may be deemed to be the beneficial owner of the shares held by each of these shareholders. Mr. Funk disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of Media Technology Ventures, L.P. is 1 First Street, Suite 12, Los Altos, California 94022.

(3) Consists of 1,967,859 shares held by Mission Ventures, L.P. and 624,474 shares held by Mission Ventures Affiliates, L.P. Mr. Kibble is a managing member of the general partners of each of these shareholders, and as such may be deemed to be the beneficial owner of such shares. Mr. Kibble disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The business address of Mission Ventures Management Company LLC is 11512 El Camino Real, Suite 215, San Diego, California 92130.

(4) Includes 80,000 shares held by Leo S. Spiegel and Jodi K. Spiegel as co-trustees of the Hunter L. Spiegel Educational Trust, and 80,000 shares held by Leo S. Spiegel and Jodi K. Spiegel as co-trustees of the Madison H. Spiegel Educational Trust.

(5) Includes 150,000 shares held by the Farber Irrevocable Trust.

(6) Includes 650,000 shares currently issuable upon the exercise of warrants. The business address of America Online, Inc. is 22000 AOL Way, Dulles, Virginia 20166

(7) Includes 1,146,296 shares, 99,078 of which are currently issuable upon exercise of warrants, held by Attractor LP, and 80,846 shares, 6,988 of which are currently issuable upon exercise of warrants, held by Attractor Institutional LP. Attractor Ventures LLC is the general partner of both Attractor LP and Attractor Institutional LP, and as such has the sole power to vote and dispose of the shares held by these entities. The business address of Attractor LP and Attractor Institutional LP is 1 First Street, Suite 12, Los Altos, California 94022.

(8) Includes 7,143 shares currently issuable upon the exercise of warrants.

(9) Includes 7,143 shares subject to currently exercisable warrants.

                  DESCRIPTION OF DIGITAL ISLAND CAPITAL STOCK

   The authorized capital stock of Digital Island consists of 100,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

Common Stock

   As of September 30, 1999, 35,941,727 shares of Digital Island's common stock were outstanding and held of record by 186 stockholders. After this merger, approximately 60,500,000 shares will be outstanding, assuming no exercise of options after September 30, 1999.

   Holders of common stock are entitled to receive dividends as may from time to time be declared by Digital Island's board of directors out of funds legally available therefor. See "Dividend Policy." Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of Digital Island, holders of common stock are entitled to share equally and ratably in the assets of the Digital Island, if any, remaining after the payment of all our liabilities and the liquidation preference of any then outstanding class or series of preferred stock. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that Digital Island may issue in the future, as described below.

Preferred Stock

   Digital Island's board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by Digital Island's stockholders. The issuance of preferred stock by Digital Island's board of directors could adversely affect the rights of holders of its common stock.

   The potential issuance of preferred stock may have the effect of delaying or preventing a change in control of Digital Island, may discourage bids for Digital Island's common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, its common stock. Immediately after this offering there will be no shares of preferred stock outstanding, and Digital Island has no current plans to issue shares of preferred stock.

Anti-Takeover, Limited Liability and Indemnification Provisions

   Effect of Delaware Anti-takeover Statute. Digital Island is subject to
Section 203 of the Delaware General Corporation Law, as amended, or Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless:

  . prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and also officers and (2) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

   Section 203 defines business combinations to include:

  . any merger or consolidation involving the corporation and any interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

   In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more or the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

   Certificate of Incorporation and Bylaw Provisions. Digital Island's certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control of Digital Island or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders. These provisions are summarized in the following paragraphs.

     Classified Board of Directors. Digital Island's certificate of incorporation and bylaws provide for Digital Island's board to be divided into three classes of directors serving staggered, three year terms. The classification of the board has the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of the members of the board of directors.

     Supermajority Voting. Digital Island's certificate of incorporation requires the approval of the holders of at least 66 2/3% of Digital Island's combined voting power to effect certain amendments to the certificate of incorporation with respect to the bylaws, directors, stockholder meetings and indemnification. Digital Island's bylaws may be amended by either a majority of the board of directors, or the holders of a majority of Digital Island's voting stock, provided that certain amendments approved by stockholders require the approval of at least 66 2/3% of Digital Island's combined voting power.

     Authorized but Unissued or Undesignated Capital Stock. Digital Island's authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be designated upon consummation of this offering. After the completion of the merger, we will have outstanding approximately 60,300,000 shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, Digital Island's certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of director's authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of Digital Island. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law or the rules of any exchange on which our securities are then traded.

     Special Meetings of Stockholders. Digital Island's bylaws provide that special meetings of stockholders of Digital Island may be called only by the board of directors, or by the chairman of Digital Island's board of directors or its president.

     No Stockholder Action by Written Consent. Digital Island's certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of the stockholders of Digital Island may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent.

     Notice Procedures. Digital Island's bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of stockholders of Digital Island, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to Digital Island's certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be timely given in writing to the secretary of Digital Island prior to the meeting. Generally, to be timely, notice must be received by Digital Island's secretary not less than 120 days prior to the meeting. The notice must contain certain information specified in the bylaws.

   Other Anti-Takeover Provisions. See "Executive Compensation and Other Information--Employee Benefit Plans" for a discussion of certain provisions of the 1999 stock incentive plan which may have the effect of discouraging, delaying or preventing a change in control of Digital Island or unsolicited acquisition proposals.

   Limitation of Director Liability. Digital Island's certificate of incorporation limits the liability of its directors (in their capacity as directors but not in their capacity as officers) to Digital Island or its stockholders to the fullest extent permitted by Delaware law. Specifically, directors of Digital Island will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Digital Island or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . for any transaction from which the director derived an improper personal benefit.

   Indemnification Arrangements. Digital Island's bylaws provide that the directors and officers of Digital Island shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Digital Island has entered into indemnification agreements with each of its directors and executives officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Transfer Agent and Registrar

   The transfer agent and registrar for Digital Island common stock is BankBoston, N.A.

                                    EXPERTS

   The Financial Statements of Digital Island as of September 30, 1999 and 1998 and for each of the years in the three-year period ended September 30, 1999 included in this joint proxy statement/prospectus have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report appearing herein.

   The Financial Statements of Sandpiper as of December 31, 1998 and 1997 and for each of the years in the two-year period then ended included in this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as stated in their report appearing herein.

                                 LEGAL MATTERS

   The validity of the shares of Digital Island common stock offered by this joint proxy statement/prospectus and the federal income tax consequences in connection with the merger will be passed upon for Digital Island by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Legal matters pertaining to federal income tax consequences in connection with the merger will be passed upon for Sandpiper by Riordan & McKinzie, Los Angeles, California.

                      WHERE YOU CAN FIND MORE INFORMATION

   Digital Island files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Digital Island files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Digital Island's SEC filings are also available to the public from commercial document retrieval services and at the Website maintained by the SEC at www.sec.gov. Digital Island has filed a registration statement to register with the SEC the Digital Island common stock to be issued to Sandpiper shareholders in the merger. This joint proxy statement/prospectus is part of that registration statement. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

   Digital Island has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Digital Island, and Sandpiper has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Sandpiper.

   If you are a shareholder of Sandpiper and have any questions or require additional material from Sandpiper, please call Sandpiper's chief financial officer, Thomas R. Govreau, at Sandpiper at (805) 370-2130 (collect). Copies of the Sandpiper bylaws and articles of incorporation are available without charge, upon written or oral request, from Sandpiper, at the following address:

                            SANDPIPER NETWORKS, INC
                       Attention: Chief Financial Officer
                                   Suite 250
                            225 West Hillcrest Drive
                            Thousand Oaks, CA 91360
                                 (805) 370-2100

   If you would like to request documents from Sandpiper, please do so by December 20, 1999 to ensure that you receive them before the special meeting.

   Digital Island stockholders should rely only on the information contained in or incorporated by reference in this joint proxy statement/prospectus to vote on the issuance of Digital Island common stock as contemplated by the merger agreement. Sandpiper shareholders should rely only on the information contained in or incorporated by reference in this joint proxy statement/prospectus to vote on the merger agreement and the merger. Neither Digital Island nor Sandpiper has authorized anyone to provide information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated December 9, 1999. Shareholders should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus to Digital Island stockholders or Sandpiper shareholders nor the issuance of Digital Island common stock in the merger shall create any implication to the contrary.

   This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make any such offer or solicitation.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

               INDEX TO DIGITAL ISLAND, INC. FINANCIAL STATEMENTS

Report of Digital Island, Inc. Independent Accountants...................  F-2
Consolidated Balance Sheets..............................................  F-3
Consolidated Statements of Operations....................................  F-4
Consolidated Statements of Stockholders' Equity..........................  F-5
Consolidated Statements of Cash Flows....................................  F-6
Notes to Consolidated Financial Statements...............................  F-7

             INDEX TO SANDPIPER NETWORKS, INC. FINANCIAL STATEMENTS

Report of Sandpiper Networks, Inc. Independent Auditors.................. F-21
Consolidated Balance Sheets as of December 31, 1997 and December 31,
 1998.................................................................... F-22
Consolidated Statements of Operations for the Years Ended December 31,
 1997 and December 31, 1998.............................................. F-23
Consolidated Statements of Shareholders' Deficit......................... F-24
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1997 and December 31, 1998.............................................. F-25
Notes to Consolidated Financial Statements............................... F-26
Consolidated Balance Sheet as of September 30, 1999 (unaudited).......... F-33
Consolidated Statement of Operations for the Nine Months Ended September
 30, 1999 (unaudited).................................................... F-34
Consolidated Statements of Shareholders' Deficit (unaudited)............. F-35
Consolidated Statement of Cash Flows for the Nine Months Ended September
 30, 1999 (unaudited).................................................... F-36
Notes to Unaudited Consolidated Financial Statements..................... F-37

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Digital Island, Inc. and Subsidiaries:

   In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Digital Island, Inc. and Subsidiaries (the Company) at September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          /s/ PricewaterhouseCoopers LLP

San Francisco, California
October 29, 1999

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (In thousands, except share data)

                                                               September 30,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
                           ASSETS
                           ------
Current assets:
  Cash and cash equivalents.................................  $ 5,711  $ 43,315
  Investments...............................................   10,123    31,691
  Accounts receivable, net of allowance of $55 and $380
   respectively.............................................      662     3,557
  Restricted cash...........................................      263       763
  Loan receivable...........................................      532       --
  Deferred offering costs...................................      132       --
  Prepaid expenses and other................................      152     1,825
                                                              -------  --------
     Total current assets...................................   17,575    81,151
Property and equipment, net.................................    4,938    25,273
Other assets................................................      104     1,224
                                                              -------  --------
     Total assets...........................................  $22,617  $107,648
                                                              =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

Current liabilities:
  Bank borrowings...........................................  $   801  $    801
  Capital lease obligations.................................      756     3,916
  Accounts payable..........................................    2,408     8,621
  Accrued liabilities.......................................      716     4,931
  Cash overdraft............................................      --      3,058
  Deferred revenue..........................................       11       318
                                                              -------  --------
     Total current liabilities..............................    4,692    21,645
Bank borrowings, less current portion.......................      884       314
Capital lease obligations, less current portion.............    1,551     6,061
Deferred revenue............................................      --        410
                                                              -------  --------
     Total liabilities......................................    7,127    28,430
                                                              =======  ========
Commitments (Note 8)
Stockholders' equity:
  Series A through E convertible preferred stock, $0.001 par value: Authorized: 14,000,000 shares in 1998 and no
   shares in 1999; issued and outstanding: 13,305,657 shares
   in 1998 and no shares in 1999............................       13       --
  Preferred stock, $0.001 par value:
   Authorized: no shares in 1998 and 10,000,000 shares in
    1999; no shares issued and outstanding..................      --        --
  Common stock, $0.001 par value:
   Authorized: 30,000,000 shares in 1998, and 100,000,000
    shares in 1999; issued and outstanding: 2,519,835 shares
    in 1998 and 35,941,727 shares in 1999...................        3        36
   Additional paid-in capital...............................   39,182   156,791
   Deferred compensation....................................   (1,503)   (4,033)
   Stockholder note receivable..............................     (110)     (514)
   Common stock warrants....................................       29       --
   Accumulated deficit......................................  (22,124)  (73,062)
                                                              -------  --------
     Total stockholders' equity.............................   15,490    79,218
                                                              -------  --------
     Total liabilities and stockholders' equity.............  $22,617  $107,648
                                                              =======  ========

  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (In thousands, except share and per share data)

                                                Year Ended September 30,
                                             ---------------------------------
                                               1997        1998        1999
                                             ---------  ----------  ----------
Revenue....................................  $     218  $    2,343  $   12,431
Costs and expenses:
  Cost of revenue..........................      2,508       9,039      29,496
  Sales and marketing......................      1,205       4,847      16,010
  Product development......................        378       1,694       6,357
  General and administrative...............      1,502       3,392       9,848
  Stock compensation expense...............        --          487       3,207
                                             ---------  ----------  ----------
  Total costs and expenses.................      5,593      19,459      64,918
                                             ---------  ----------  ----------
  Loss from operations.....................     (5,375)    (17,116)    (52,487)
                                             ---------  ----------  ----------
Interest income, net.......................         87         354       1,551
                                             ---------  ----------  ----------
  Loss before income taxes.................     (5,288)    (16,762)    (50,936)
Provision for income taxes.................          1           2           2
                                             ---------  ----------  ----------
  Net loss.................................  $  (5,289) $  (16,764) $  (50,938)
                                             =========  ==========  ==========
Basic and diluted net loss per share.......  $   (3.53) $    (7.50) $    (4.58)
                                             =========  ==========  ==========
Weighted average shares outstanding used in
 per share calculation.....................  1,497,711   2,236,452  11,127,462
                                             =========  ==========  ==========
Pro forma basic and diluted net loss per
 share.....................................             $    (1.39) $    (2.02)
                                                        ==========  ==========
Weighted average shares outstanding used in
 pro forma per share calculation...........             12,042,539  25,233,080
                                                        ==========  ==========


  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                (In thousands)

                     Convertible
                      Preferred
                        Stock       Common Stock   Additional              Stockholder  Common                 Total
                    --------------- --------------  Paid-in     Deferred      Note      Stock   Accumulated Stockholders
                    Shares   Amount Shares  Amount  Capital   Compensation Receivable  Warrants   Deficit      Equity
                    -------  ------ ------  ------ ---------- ------------ ----------- -------- ----------- ------------
Balances,
September 30,
1996..............    2,000   $  2     275   $ --   $    129    $   --        $ --       $ 23    $    (71)    $     83
Common stock
issued for
professional
services..........      --      --      71     --         28        --          --         --         --            28
Conversion of
preferred stock
into common
stock.............   (2,000)    (2)  2,000      2        --         --          --         --         --           --
Repurchase of
common stock......      --      --    (130)    --         (1)       --          --         --         --            (1)
Series A preferred
stock issued for
cash, net of
issuance costs of
$17...............    3,342      3     --      --      3,322        --          --         --         --         3,325
Series B preferred
stock issued for
cash, net of
issuance costs of
$46...............    3,000      3     --      --      7,451        --          --         --         --         7,454
Warrants issued in
connection with
convertible note..      --      --     --      --        --         --          --          6         --             6
Conversion of
notes payable into
Series A preferred
Stock.............      658      1     --      --        657        --          --         --         --           658
Net loss..........      --      --     --      --        --         --          --         --      (5,289)      (5,289)
                    -------   ----  ------   ----   --------    -------       -----      ----    --------     --------
Balances,
September 30,
1997..............    7,000      7   2,216      2     11,586        --          --         29      (5,360)       6,264
Series C preferred
stock issued for
cash, net of
issuance costs of
$34...............    4,283      4     --      --     14,739        --          --         --         --        14,743
Series D preferred
stock issued for
cash, net of
issuance costs of
$33...............    2,023      2     --      --     10,583        --          --         --         --        10,585
Issuance of
stockholder note
in exchange for
common Stock......      --      --     183      1        110        --         (110)       --         --             1
Common stock
issued for
professional
services..........      --      --       6     --         18        --          --         --         --            18
Common stock
issued for cash
upon exercise of
options...........      --      --     115     --        156        --          --         --         --           156
Deferred
compensation in
connection with
issuance of stock
options...........      --      --     --      --      1,990     (1,990)        --         --         --           --
Amortization of
deferred
compensation......      --      --     --      --        --         487         --         --         --           487
Net loss..........      --      --     --      --        --         --          --         --     (16,764)     (16,764)
                    -------   ----  ------   ----   --------    -------       -----      ----    --------     --------
Balances,
September 30,
1998..............   13,306     13   2,520      3     39,182     (1,503)       (110)       29     (22,124)      15,490
Series E preferred
stock issued for
cash, net of
issuance costs of
$2,539............   11,765     12     --      --     47,450        --          --         --         --        47,462
Common stock
issued for cash
upon exercise of
options...........      --      --     829      1        964        --          --         --         --           965
Deferred
compensation in
connection with
issuance of stock
options...........      --      --     --      --      5,737     (5,737)        --         --         --           --
Amortization of
deferred
compensation......      --      --     --      --        --       3,207         --         --         --         3,207
Issuance of
stockholder note
in exchange for
common stock......      --      --     349     --        286        --         (286)       --         --           --
Common stock
issued for cash
upon exercise of
warrants..........      --      --      95     --         38        --          --        (29)        --             9
Additional shares
of Series D
preferred stock
issued upon
Conversion........      178     --     --      --        --         --          --         --         --           --
Conversion of
preferred stock...  (25,249)   (25) 25,249     25        --         --          --         --         --           --
Issuance of common
stock in public
offering, net of
issuance costs of
$5,858............      --      --   6,900      7     63,134        --          --         --         --        63,141
Notes issued to
officers in
exchange for
cash..............      --      --     --      --        --         --         (228)       --         --          (228)
Repayment of
stockholder note..      --      --     --      --        --         --          110        --         --           110
Net loss..........      --      --     --      --        --         --          --         --     (50,938)     (50,938)
                    -------   ----  ------   ----   --------    -------       -----      ----    --------     --------
Balances,
September 30,
1999..............      --    $ --  35,942   $ 36   $156,791    $(4,033)      $(514)     $ --    $(73,062)    $ 79,218
                    =======   ====  ======   ====   ========    =======       =====      ====    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                    Year Ended September 30,
                                                    ---------------------------
                                                     1997      1998      1999
                                                    -------  --------  --------
Cash flows from operating activities:
 Net loss.........................................  $(5,289) $(16,764) $(50,938)
 Adjustments to reconcile net loss to net cash
  used in operating activities:
   Depreciation and amortization..................      158       547     1,735
   Amortization of capital lease obligations......      --        263     1,507
   Stock compensation expense.....................      --        487     3,207
   Non-cash revenue in connection with barter
    agreement.....................................     (132)      --        --
   Debt discount in conjunction with convertible
    notes.........................................       29       --        --
   Amortization of discounts on investments.......      (24)     (227)     (817)
   Professional services in exchange for common
    stock.........................................       28        18       --
   Loss on disposal of property and equipment.....      --          2         5
 Change in operating assets and liabilities:
   Accounts receivable............................      (73)     (589)   (2,895)
   Prepaid expenses and other.....................       27       (98)   (1,673)
   Deferred offering costs........................      --       (132)      132
   Accounts payable...............................    1,901       486     6,213
   Accrued liabilities............................      322       394     4,215
   Deferred revenue...............................        9         2       717
   Other assets...................................      (36)      (68)   (1,138)
                                                    -------  --------  --------
     Net cash used in operating activities........   (3,080)  (15,679)  (39,730)
                                                    -------  --------  --------
Cash flows from investing activities:
 Purchases of property and equipment..............   (2,128)   (1,234)  (14,337)
 Proceeds from maturities of short-term
  investments.....................................    1,000     5,600    31,478
 Decrease (increase) in restricted cash...........     (384)      121      (500)
 Purchases of short-term investments..............   (2,959)  (13,513)  (52,229)
                                                    -------  --------  --------
     Net cash used in investing activities........   (4,471)   (9,026)  (35,588)
                                                    -------  --------  --------
Cash flows from financing activities:
 Proceeds from issuance of preferred stock, net...   10,779    25,328    47,462
 Proceeds from issuance of common stock, net......      --        156    64,115
 Proceeds from issuance of notes payable..........      308       --        --
 Proceeds from bank borrowings....................      705       647       532
 Repayments of bank borrowings....................      --       (199)     (570)
 Repayments of capital lease obligations..........      --       (100)   (1,557)
 Repayment of stockholder note receivable.........      --        --        110
 Issuance of loans to officers....................      --        --       (228)
 Cash overdraft...................................      --        --      3,058
 Repurchase of common stock.......................       (1)      --        --
                                                    -------  --------  --------
     Net cash provided by financing activities....   11,791    25,832   112,922
                                                    -------  --------  --------
     Net increase in cash and cash equivalents....    4,240     1,127    37,604
Cash and cash equivalents, beginning of period....      344     4,584     5,711
                                                    -------  --------  --------
Cash and cash equivalents, end of period..........  $ 4,584  $  5,711  $ 43,315
                                                    =======  ========  ========
Supplemental disclosures of cash flow information:
 Cash paid for interest...........................  $    27  $    129  $    494
                                                    =======  ========  ========
 Cash paid for income taxes.......................  $     2  $      2  $      2
                                                    =======  ========  ========
Supplemental schedule of noncash investing and
 financing activities:
 Common stock issued for professional services....  $    28  $     18  $    --
                                                    =======  ========  ========
 Receivable on bank borrowings....................  $   --   $    532  $    --
                                                    =======  ========  ========
 Notes payable converted into preferred stock.....  $   658  $    --   $    --
                                                    =======  ========  ========
 Conversion of preferred stock into common
  stock...........................................  $    21  $    --   $     25
                                                    =======  ========  ========
 Note receivable issued in exchange for common
  stock...........................................  $   --   $    110  $    286
                                                    =======  ========  ========
 Capital lease obligations for equipment..........  $   --   $  2,406  $  9,227
                                                    =======  ========  ========
 Non-cash compensation expense....................  $   --   $    487  $  3,207
                                                    =======  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company:

   Digital Island, Inc. and Subsidiaries (the "Company") offers a global internet protocol applications network designed to deploy business-critical applications worldwide. The Company also offers services such as network management and application services to customers deployed on its network. Together, these services provide a product offering that enables multinational corporations to reach end users in worldwide local markets.

2. Summary of Significant Accounting Policies:

 Principles of Consolidation:

   The accompanying consolidated financial statements of the Company include the accounts of Digital Island, Inc. and its wholly-owned subsidiaries, Digital Island B.V., Digital Island Ltd., Digital Island (Europe) SA, Digital Island (Hong Kong), Ltd., and Digital Island (Japan) KK, all of which were established in fiscal 1999. All significant intercompany accounts and transactions are eliminated in consolidation.

 Use of Estimates:

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition:

   Revenues are comprised primarily of bandwidth charges, equipment co-location and storage fees, and one-time fees for installation if required to provide services. Bandwidth charges are billed and recognized monthly based on customer usage. All other revenues are based on flat-rate monthly charges. Installation fees are typically recognized at the time that installation occurs. To date, such revenues have not significantly exceeded the direct costs of installation.

 Computation of Historical Net Loss Per Share and Pro Forma Net Loss Per Share:

   In accordance with SFAS 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the as if converted method for convertible preferred stock or the treasury stock method for options and warrants.

   Diluted net loss per share for the years ended September 30, 1997, 1998 and 1999 does not include the effect of 1,583,500, 2,993,765, and 3,847,569 stock options, respectively, and 95,000, 95,000, and 0 common stock warrants, respectively, or 7,000,000, 13,305,657, and 0 shares of convertible preferred stock on an "as if converted" basis, respectively, as the effect of their inclusion is antidilutive during each period.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   Pro forma basic and diluted net loss per share is presented to reflect per share data assuming the conversion of all outstanding shares of convertible preferred stock into common stock as if the conversion had taken place at the beginning of the fiscal year or at the date of issuance, if later.

 Cash and Cash Equivalents:

   Cash and cash equivalents are stated at cost, which approximates fair value. The Company includes in cash equivalents all highly liquid investments which mature within three months of their purchase date.

 Fair Value of Financial Instruments:

   The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, notes payable, capital leases, accounts payable and accrued liabilities approximate fair value due to their short maturities.

 Investments:

   At September 30, 1998 and 1999 the Company's investments consisted of commercial paper. Remaining maturities at the time of purchase are generally less than one year.

   Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 ("SFAS 115") "Accounting for Certain Investments in Debt and Equity Securities." This statement requires that securities be classified as "held to maturity," "available for sale" or "trading," and the securities in each classification be accounted for at either amortized cost or fair market value, depending upon their classification. The Company has the intent and the ability to hold investments until maturity. Therefore, all such investments are classified as held to maturity investments and carried at amortized cost in the accompanying consolidated financial statements.

   The Company's investments consist of the following (in thousands):

                                               September 30,     September 30,
                                                   1998              1999
                                             ----------------- -----------------
                                             Amortized  Fair   Amortized  Fair
                                               Cost     Value    Cost     Value
                                             --------- ------- --------- -------
     Commercial paper.......................  $10,123  $10,125  $31,691  $31,683

 Restricted Cash:

   Restricted cash consists of irrevocable standby letters of credit issued by the Company's banks. Funds are generally held in certificates of deposit at the Company's bank, and have been established in favor of a third party beneficiary. The funds are released to the beneficiary in the event that the Company fails to comply with certain specified contractual obligations. Provided the Company meets these contractual obligations, the letter of credit is discharged and the Company is no longer restricted from use of the cash.

 Property and Equipment:

   Property and equipment are recorded at cost and depreciated using the straight-line method over their useful lives. Equipment recorded under capital leases is amortized using the straight-line method over the shorter of the respective lease term or the estimated useful life of the asset. Network and communications equipment is depreciated over five years, computer equipment and software is depreciated over three years, and furniture and fixtures are depreciated over seven years. Maintenance and repairs are charged to expense as

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES
incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations in the period realized.

 Long-lived Assets:

   The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, ("SFAS 121") "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. No such impairments have been identified to date. The Company assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

 Income Taxes:

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, (SFAS 109) "Accounting for Income Taxes." Under SFAS 109, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense represents the tax payable for the current period and the change during the period in the deferred tax assets and liabilities.

 Software Development Costs:

   Software development costs have been accounted for in accordance with Statement of Financial Accounting Standards No. 86, ("SFAS 86") "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under the standard, capitalization of software development costs begins upon the establishment of technological feasibility. To date, all such amounts have been insignificant, and accordingly, the Company has charged all such costs to research and development expenses.

 Deferred Revenues:

   Deferred revenues primarily represent advanced billings to customers, or prepayments by customers prior to completion of installation or prior to provision of contractual bandwidth usage.

 Concentration of Credit Risk:

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments and accounts receivable. The Company places its temporary investments with one major financial institution.

   The Company performs ongoing credit evaluations, does not require collateral, and maintains reserves for potential credit losses on customer accounts when deemed necessary. For the year ended September 30, 1997, three customers accounted for approximately 56%, 20%, and 10%, respectively, of all revenue generated by the Company, and 0%, 57%, and 31% of accounts receivable at September 30, 1997, respectively. For the year ended September 30, 1998, the same customers accounted for approximately 13%, 20%, and 4%, respectively, of all revenue generated by the Company, and 19%, 5%, and 0% of accounts receivable at September 30, 1998,

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES
respectively. In addition, a fourth customer accounted for 12% of all revenues generated by the Company for the year ended September 30, 1998, and 14% of accounts receivable at September 30, 1998. For the year ended September 30, 1999, the same four customers accounted for approximately 4%, 35%, 1%, and 4%, respectively, of all revenues generated by the Company, and 6%, 41%, 0%, and 3%, respectively, of accounts receivable at September 30, 1999.

 Risks and Uncertainties:

   Factors that may materially and adversely affect the Company's future operating results include: demand for and market acceptance of the Company's products and services; introductions of products and services or enhancements by the Company and its competitors; competitive factors that affect our pricing; capacity utilization of the Digital Island Global IP applications network; reliable continuity of service and network availability; the ability and cost of bandwidth and our ability to increase bandwidth as necessary; the timing of customer installations; the mix of products and services sold by the Company; customer retention; the timing and success of marketing efforts and product and service introductions by the Company; the timing and magnitude of capital expenditures, including costs relating to the expansion of operations; the timely expansion of its network infrastructure; fluctuations in bandwidth used by customers; the retention of key personnel; conditions specific to the Internet industry and other general economic factors; and new government legislation and regulation.

 Comprehensive Income:

   The Company has adopted the accounting treatment prescribed by Financial Accounting Statement No. 130, "Comprehensive Income." The adoption of this statement had no impact on the Company's financial statements for the periods presented, as net loss equals comprehensive loss.

 Segment Information:

   In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the way companies report information about operating segments in financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. In accordance with the provisions of SFAS No. 131, the Company has determined that it does not currently have any separately reportable operating segments. Revenues from foreign operations have been insignificant.

 Recently Issued Accounting Pronouncements:

   On March 4, 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position No. 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 requires computer software costs related to internal software that are incurred in the preliminary project stage should be expensed as incurred. Once the capitalization criteria of SOP 98-1 have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software; payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project (to the extent of the time spent directly on the project); and interest costs incurred when developing computer software for internal use should be capitalized. SOP 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. Accordingly, the Company will adopt SOP 98-1 in its consolidated financial statements for the year ending September 30, 2000. The adoption of SOP 98-1 is not expected to have a material effect on the consolidated financial statements of the Company.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   On April 3, 1998, the Accounting Standards Executive Committee of the AICPA issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities," which provides guidance on the financial reporting of start-up costs and organization costs. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for financial statements for fiscal years beginning after December 15, 1998. As the Company has not capitalized such costs, the adoption of SOP 98-5 is not expected to have an impact on the consolidated financial statements of the Company.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for fiscal years beginning after June 15, 2000. The Company does not believe the adoption of SFAS 133 will have a material effect on the Company's consolidated results of operations or financial condition.

3. Property and Equipment:

   Property and equipment consists of the following (in thousands):

                                                                 September 30,
                                                                 --------------
                                                                  1998   1999
                                                                 ------ -------
   Network equipment............................................ $2,299 $ 7,404
   Communications equipment.....................................    194     217
   Computer equipment and software..............................    515   3,316
   Furniture, fixtures, and leasehold improvements..............    491   6,339
   Equipment and fixtures under capital leases..................  2,407  12,189
                                                                 ------ -------
                                                                  5,906  29,465
   Less accumulated depreciation and amortization...............    968   4,192
                                                                 ------ -------
   Total property and equipment, net............................ $4,938 $25,273
                                                                 ====== =======

4. Income Taxes:

   For the years ended September 30, 1997, 1998, and 1999, the provision for income taxes consists of state taxes.

   The primary components of the net deferred tax asset are as follows (in thousands):

                                                               September 30,
                                                              -----------------
                                                               1998      1999
                                                              -------  --------
   Net operating loss carryforwards, federal and state....... $ 8,635  $ 26,999
   Accrued employee benefits.................................      61       274
   Sales tax.................................................       1         2
   Accounts receivable allowance.............................      22       152
   Deferred Revenue..........................................     --        267
   Property and equipment....................................    (358)   (1,628)
                                                              -------  --------
                                                                8,361    26,066
   Less valuation allowance..................................  (8,361)  (26,066)
                                                              -------  --------
                                                              $   --   $    --
                                                              =======  ========

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its otherwise recognizable net deferred tax assets. The valuation allowance increased by $6.2 million and $17.7 million for the years ended September 30, 1998 and 1999, respectively. The effective income tax rate differs from the statutory federal income tax rate primarily due to the inability to recognize the benefit of net operating losses.

   At September 30, 1999, the Company had NOL carryforwards of approximately $72.0 million for both federal and state income tax purposes. These carryforwards expire beginning 2009 and 2002, respectively.

   Pursuant to the provisions of Section 382 of the Internal Revenue Code, utilization of the NOLs are subject to annual limitations through 2014 due to a greater than 50% change in the ownership of the Company which occurred during fiscal 1998.

5. Bank Borrowings:

   Bank borrowings consist of (in thousands):

                                                                 September 30,
                                                                 --------------
                                                                  1998    1999
                                                                 ------  ------
   Line of credit............................................... $  230  $  230
   Revolving credit facility....................................    579     323
   Equipment term facility......................................    876     562
                                                                 ------  ------
                                                                  1,685   1,115
   Current maturities...........................................   (801)   (801)
                                                                 ------  ------
   Long-term bank borrowings.................................... $  884  $  314
                                                                 ======  ======

   On November 21, 1996, the Company entered into a revolving credit agreement (the "Revolving Agreement") with a commercial lender. The aggregate credit under the Revolving Agreement was originally $250,000, and was increased to $750,000 on April 18, 1997. Interest under the Revolving Agreement is 0.75% over the "Prime Rate" as announced from time to time by the lender. At September 30, 1998 and 1999, the effective interest rate was 9.25% and 9.00%, respectively. The weighted average interest rates for the years ended September 30, 1998 and 1999, were 9.25%, and 8.61%, respectively. Under the terms of the Revolving Agreement, advances could be made for the purchase of equipment until October 18, 1997. At that date, the unpaid principal balance of equipment advances plus interest became payable over 36 months in equal installments. Outstanding borrowings under the Revolving Agreement at September 30, 1998 and 1999 were $579,000 and $323,000, respectively. All amounts outstanding related to advances for equipment purchases.

   On November 19, 1997, the Company entered into a loan agreement (the Loan Agreement) with the same commercial lender associated with the Revolving Agreement. Under the terms of the Loan Agreement, the Company was extended a $5,000,000 line of credit, as well as an equipment loan term facility for $2,500,000. Any borrowings under this line of credit are collateralized by substantially all assets of the Company. Certain of the Loan Agreement's provisions restrict the ability of the Company to declare or pay any dividends while the credit agreement is in effect.

   Advances under the line of credit are limited to a percentage of the Company's recurring contract revenues, as defined in the Loan Agreement. The Loan Agreement contains certain standard covenants. $230,0000 was outstanding under the line of credit at both September 30, 1998 and 1999. Interest on borrowings are charged at the lender's prime rate plus 0.25%, which was 8.75% and 8.50% at September 30, 1998 and 1999, respectively. The weighted average interest rates for the years ended September 30, 1998 and

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

1999 were 8.75% and 8.13%, respectively. Advances under the line of credit can be repaid and reborrowed at any time until the maturity date of May 31, 2000.

   Under the terms of the equipment loan term facility, the Company had the ability to borrow up to $1,250,000 for equipment purchases from November 19, 1997 to May 19, 1998 (Equipment Line A), as well as borrow an additional $1,250,000 from February 1, 1998 to September 30, 1998 (Equipment Line B). At September 30, 1998 and 1999, $224,000 and $140,000, respectively, was outstanding related to advances made under Equipment Line A, and $652,000 and $422,000, respectively, was outstanding related to advances made under Equipment Line B. Interest on these borrowings are charged at the lender's prime rate plus 0.75%, which was 9.25% and 9.00% at September 30, 1998 and 1999, respectively. The weighted average interest rates for the years ended September 30, 1998 and 1999 were 9.25% and 8.61%, respectively. Repayments of advances on Equipment Line A commenced on June 19, 1998, with the unpaid principal balance as of May 19, 1998, plus interest, being repaid in 36 equal monthly installments. Repayments of advances on Equipment Line B commenced on October 19, 1998 in 34 monthly installments of principal and interest.

   The Loan Agreement was due to mature on November 19, 1998. On November 18, 1998, the Loan Agreement was modified to extend the maturity date to February 15, 1999. On February 15, 1999 the Loan Agreement was modified again to extend the maturity date to May 31, 1999. On May 31, 1999, the Loan Agreement was modified yet again to extend the maturity date to May 31, 2000.

   The Company did not comply with certain financial covenants at various points during fiscal 1998, and accordingly, received an amendment and waiver dated October 6, 1998 from its lender, which waived covenant violations for periods prior to September 30, 1998 and eliminated one financial covenant with respect to a minimum profitability threshold. Subsequent to September 30, 1998, the Company did not comply with certain financial covenants. The Company obtained waivers for all covenant violations from October 1, 1998 to January 31, 1999. Since the date of this most recent waiver the Company has been in compliance with all covenants.

   Interest expense for the years ended September 30, 1997, 1998 and 1999 was $36,000, $94,000, and $123,000, respectively.

   Principal maturities of bank borrowings are as follows (in thousands):

     Year ending September 30,
     -------------------------
     2000............................................................... $  801
     2001...............................................................    314
                                                                         ------
                                                                         $1,115
                                                                         ======

6. Notes Payable:

   Between September 27, 1996 and January 31, 1997, the Company issued three convertible notes totalling $600,000 to a commercial lender. These notes had a simple interest rate of 6%. In March 1997, all three notes plus accrued interest of $8,454 were converted into 608,454 shares of Series A preferred stock.

   Prior to October 1, 1996, the Company had issued a $50,000 convertible note to a related party. In March 1997, this note was converted into 50,000 shares of Series A preferred stock.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

7. Accrued Liabilities:

   Accrued liabilities consist of the following (in thousands):

                                                                     September
                                                                        30,
                                                                    -----------
                                                                    1998  1999
                                                                    ---- ------
   Employee compensation........................................... $596 $2,254
   Other accrued liabilities.......................................  120  2,677
                                                                    ---- ------
     Total......................................................... $716 $4,931
                                                                    ==== ======

8. Commitments:

 Leases:

   The Company leases office space under noncancelable operating leases expiring through April, 2014. Rent expense for the years ended September 30, 1997, 1998, and 1999, was $137,000, $715,000, and $3.2 million, respectively.

   The Company's future minimum lease payments under noncancelable operating leases having an initial or remaining term of more than one year, and capital leases are as follows (in thousands):

     Year ending September 30,                                 Operating Capital
     -------------------------                                 --------- -------
     2000.....................................................  $ 5,389  $4,531
     2001.....................................................    6,506   4,113
     2002.....................................................    6,477   2,297
     2003.....................................................    6,268      10
     2004.....................................................    5,337     --
     Thereafter...............................................   20,838     --
                                                                -------  ------
       Total minimum lease payments...........................  $50,815  10,951
                                                                =======
     Less amounts representing interest.......................             (974)
                                                                         ------
     Present value of minimum lease payments..................            9,977
     Less current portion of capital lease obligations........           (3,916)
                                                                         ------
     Long-term portion of capital lease obligations...........           $6,061
                                                                         ======

 Carrier Line Agreements:

   The Company has entered into various bandwidth capacity agreements with domestic and foreign carriers. These agreements are generally cancelable and provide for termination fees if cancelled by the Company prior to expiration.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

9. Earnings Per Share:

   The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share ("EPS"):

                                                 Years Ended September 30,
                                              ---------------------------------
                                                1997        1998        1999
                                              ---------  ----------  ----------
Numerator--Basic and Diluted EPS
  Net Loss (in thousands)...................  $  (5,289) $  (16,764) $  (50,938)
                                              =========  ==========  ==========
Denominator--Basic and Diluted EPS
  Weighted average Common Stock
   outstanding..............................  1,497,711   2,361,010  11,280,534
  Common Stock subject to repurchase........        --     (124,558)   (153,072)
                                              ---------  ----------  ----------
  Total weighted average Common Stock
   outstanding..............................  1,497,711   2,236,452  11,127,462
                                              =========  ==========  ==========
Basic and diluted loss per share............  $   (3.53) $    (7.50) $    (4.58)
                                              =========  ==========  ==========
Pro forma:
  Denominator--Basic and Diluted EPS
  Weighted Average Common Stock.............              2,361,010   4,752,354
  Conversion of Preferred Stock.............              9,711,087  20,538,798
  Conversion of Warrants....................                 95,000      95,000
  Common Stock subject to repurchase........               (124,558)   (153,072)
                                                         ----------  ----------
  Total weighted average Common Stock
   outstanding pro Forma....................             12,042,539  25,233,080
                                                         ==========  ==========
Basic and diluted pro forma loss per share..             $    (1.39) $    (2.02)
                                                         ==========  ==========

10. Stockholders' Equity:

   In June 1999, the Company completed its initial public offering ("IPO") of 6,000,000 shares of its common stock. Subsequent to the IPO, the underwriters purchased an additional 900,000 shares to cover over-allotments. The net proceeds to the Company after deducting underwriting discounts and commissions and offering expenses, was approximately $63.1 million. In conjunction with the IPO, all shares of Series A, B, C, D, and E convertible preferred stock were converted to common stock. Immediately prior to this conversion, an additional 178,138 shares of Series D preferred stock were issued in accordance with certain anti-dilution provisions. All of these additional shares were converted into common stock. In addition, all outstanding warrants were exercised prior to the IPO for 95,000 shares of common stock.

   In June 1999, the Company was reincorporated in the state of Delaware. Pursuant to the reincorporation, each share of common and preferred stock of the Company's California predecessor entity was exchanged for one share of common and preferred stock of the newly formed Delaware entity. Pursuant to the reincorporation, the number of authorized shares of common stock increased to 100,000,000 with a par value of $0.001 per share. Additionally, 10,000,000 shares of undesignated preferred stock were authorized with a par value of $0.001 per share.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   Convertible preferred stock issued and outstanding prior to the IPO was as follows:

                                                                   Liquidation
                                             Shares   Issued and      Value
     Series                                Designated Outstanding (in thousands)
     ------                                ---------- ----------- -------------
     A....................................  4,000,000  4,000,000    $  4,000
     B....................................  3,000,000  3,000,000    $  7,500
     C....................................  4,300,000  4,283,181    $ 14,777
     D....................................  2,700,000  2,200,614    $ 10,618
     E.................................... 11,764,706 11,764,706    $ 50,000
                                           ---------- ----------    --------
                                           25,764,706 25,248,501    $ 86,895
                                           ========== ==========    ========

11. Stock Plans:

 Stock Option Plans:

   In January 1997, the Company established the 1997 Stock Option and Incentive Plan (the "1997 Plan") and reserved up to 1,689,125 shares of common stock issuable upon exercise of options granted to certain employees, directors, and consultants. In May 1998, the Company adopted the 1998 Stock Option/Stock Issuance Plan (the "1998 Plan"). The 1998 Plan was designed to serve as the successor to the 1997 Plan. Upon adoption of the 1998 Plan the existing share reserve under the 1997 Plan was transferred to the 1998 Plan, and all outstanding options under the 1997 Plan were incorporated into the 1998 Plan. The Company increased the maximum number of shares issuable to a total of 3,833,284. In November 1998, the Company increased the stock option pool by another 600,000 shares, bringing the total to 4,433,284. This number of shares was reserved for issuance under the 1998 Plan. In June 1998, concurrent with the IPO, the Company adopted the 1999 Stock Incentive Plan (the "1999 Plan"). The 1999 Plan was designed to serve as the successor to the 1998 Plan. Upon the initial public offering of the Company's common stock, all outstanding options under the 1998 Plan, together with the remaining shares reserved under that plan, were incorporated into the 1999 Plan, with no further grants of common stock options to be made under the 1998 Plan. Upon implementation of the 1999 Plan, an additional 2,110,716 shares of common stock were reserved for issuance. A total of 7,544,000 shares are now reserved for issuance.

   Under the terms of the 1999 Plan, the Company has the ability to grant incentive and nonstatutory stock options, as well as issue vested and unvested shares of the Company's common stock. Exercise prices of stock options are generally not less than 100% and 85% of the fair value of the common stock on the date of grant of incentive stock options and nonstatutory stock options, respectively, and have a term of up to ten years. Options generally vest rateably over a period of up to fifty months after the grant date, subject to accelerated vesting in connection with certain changes in control or ownership of the Company. The plan provides that management can grant employees the right to exercise options prior to vesting. Upon termination of an employee's employment with the Company for any reason, the Company has the right to repurchase all or any portion of the unvested shares acquired by the employee upon exercise of options at a repurchase price that is equal to the exercise price, within 90 days following the date of termination. At September 30, 1999, 1998, and 1997, 205,700, 254,125, and 0 shares of common stock were subject to repurchase by the Company.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   A summary of the activity under the 1997 Plan, the 1998 Plan, and the 1999 Plan is as follows (dollars in thousands):

                                                                     Weighted
                                             Exercise    Aggregate   Average
                                            Price Per    Exercise    Exercise
                                 Shares       Share        Price      Price
                               ----------  ------------ -----------  --------
   Outstanding at September
    30, 1996..................        --            --          --      --
     Granted..................  1,688,500  $       0.40 $   675,400   $0.40
     Terminated...............   (105,000) $       0.40     (42,000)   0.40
                               ----------  ------------ -----------   -----
   Outstanding at September
    30, 1997..................  1,583,500  $       0.40     633,400    0.40
     Granted..................  1,903,009  $0.40-$ 3.35   3,283,649    1.73
     Exercised................   (297,960) $0.40-$ 1.50    (265,784)   0.89
     Terminated...............   (194,784) $0.40-$ 3.25     (91,564)   0.47
                               ----------  ------------ -----------   -----
   Outstanding at September
    30, 1998..................  2,993,765  $0.40-$ 3.35   3,559,701    1.19
     Granted..................  2,412,350  $3.35-$26.00  19,109,274    7.92
     Exercised................ (1,178,391) $0.40-$ 9.90  (1,142,950)   0.97
     Terminated...............   (380,155) $0.40-$10.00  (1,167,204)   3.07
                               ----------  ------------ -----------   -----
   Outstanding at September
    30, 1999..................  3,847,569  $0.40-$26.00 $20,358,821   $5.29
                               ==========  ============ ===========   =====

   The Company accounts for the 1997 Plan, the 1998 Plan, and the 1999 Plan using the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. For financial reporting purposes, the Company has determined that the deemed fair value on the date of grant of employee stock options granted between May 1, 1998 and April 21, 1999 was in excess of the exercise price of the options. Consequently, the Company recorded deferred compensation of $2.0 million for the year ended September 30, 1998, and an additional $5.7 million for the year ended September 30, 1999. Of the total deferred compensation, $487,000 was amortized during the year ended September 30, 1998 and $3.2 million was amortized during the year ended September 30, 1999.

   At September 30, 1999 options to purchase 1,541,814 shares of common stock were exercisable with a weighted average exercise price of $1.60 per share.

   At September 30, 1998 and 1999, options to purchase 541,559 and 2,220,080 shares of common stock, respectively, remain available for issuance.

   The following summarizes information with respect to stock options outstanding at September 30, 1999:

                              Options Outstanding          Options Exercisable
                     ------------------------------------- --------------------
                                 Weighted Average Weighted             Weighted
                                    Remaining     Average              Average
      Range of         Number      Contractual    Exercise   Number    Exercise
  Exercise Prices    Outstanding   Life (Years)    Prices  Exercisable  Prices
  ---------------    ----------- ---------------- -------- ----------- --------
$0.40-$0.60.........    561,607        7.49        $ 0.41    166,921    $ 0.40
$0.90-$1.50.........    877,923        8.92        $ 1.43    454,862    $ 1.49
$2.75-$3.35.........    123,905        8.88        $ 3.10    123,905    $ 3.10
$3.50-$4.25.........  1,396,084        9.52        $ 4.02    397,052    $ 3.96
$7.50-$10.00........    489,300        9.69        $ 9.46    398,683    $ 9.41
$18.875-$20.50......    331,750        9.82        $20.10        391    $20.21
$23.750-$26.00......     67,000        9.96        $24.46        --        --

   The following information concerning the Company's 1999 Plan is provided in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation."

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   The fair value of each option grant has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants in the years ended September 30, 1998 and 1999:

                                      September 30, September 30, September 30,
                                          1997          1998          1999
                                      ------------- ------------- -------------
     Risk-free interest rates........  5.85%-6.86%   4.23%-6.08%      5.80%
     Expected life...................    5 years       5 years       4 years
     Expected dividend yield.........      --            --            --
     Expected volatility.............      --            --            80%

   The weighted average fair value for options granted was $0.10, $0.36 and $1.71 for the years ended September 30, 1997, 1998, and 1999, respectively.

   The pro forma net loss for the Company for the years ended September 30, 1997, 1998 and 1999 following the provisions of SFAS 123, was $5.3 million, $16.8 million and $51.6 million respectively. The pro forma basic and diluted net loss per share for the years ended September 30, 1997, 1998 and 1999 was $3.55, $7.53 and $4.63, respectively.

 Employee Stock Purchase Plan:

   In June 1999, the Company adopted the 1999 Employee Stock Purchase Plan ("1999 ESPP"). Under the 1999 ESPP, eligible employees are allowed to have salary withholdings of up to a certain specified percentage of their base compensation to purchase shares of common stock at a price equal to 85% of the lower of the market value of the stock at the beginning or end of defined purchase periods. The initial purchase period commenced on July 1, 1999. A total of 300,000 shares is reserved for issuance under the 1999 ESPP. At September 30, 1999 a total of $581,000 had been withheld from employees for future purchases under this plan.

12. Stockholder Notes Receivable:

   On February 25, 1998, the Company granted a nonstatutory option to purchase a total of 183,000 shares of the Company's common stock to a director of the Company (the "Director"). These options were immediately exercisable and the shares purchased thereunder are subject to repurchase by the Company, with the right to repurchase expiring in 16 equal quarterly installments. At the time of the option grant, the Director exercised the option to purchase the entire 183,000 shares of common stock, in exchange for a $109,800 note (the "Note"). The Note was collateralized by the 183,000 shares of common stock and by other assets of the Director. Under the terms of the note, interest was accrued at 5.61% per annum. Interest was to be repaid in four equal annual installments commencing February 24, 1999. The entire principal amount was due and payable in one lump sum on February 24, 2002. In August 1999, the Director extinguished the Note by paying the full amount of principal and accrued interest. At September 30, 1999, a total of 114,375 shares of the Director's stock was subject to repurchase.

   On April 20, 1999, executive officers of the Company exercised stock options to purchase 349,332 shares of common stock in exchange for full-recourse notes. The total principal amount of these notes is $286,398. The notes bear interest at the rate of 7.75% per annum, compounded semiannually. Accrued interest is due and payable at successive quarterly intervals over the four-year term of the note, and the principal balance will become due and payable in one lump sum at the end of the four year term. None of the shares purchased with the notes may be sold unless the principal portion of the note attributable to those shares, together with the accrued interest on that principal portion, is paid in full.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

   On June 14, 1999, one of the executive officers who had exercised options on April 20, 1999 in exchange for a full-recourse note, borrowed an additional $128,000 in order to finance the tax liability she incurred in connection with the exercise of her stock options on April 20, 1999 for 133,332 shares of common stock. The loan is evidenced by a full-recourse promissory note with interest at the rate of 7.75% per annum, compounded semi-annually, and secured by the same 133,332 shares which serve as collateral for the April 20, 1999 promissory note, as well as other assets. The terms of her note, including the due dates for payment of principal and accrued interest and the acceleration provisions, are substantially the same as the terms in effect for her April 20, 1999 note.

   In July 1999, the Company loaned an officer of the Company $100,000. The loan is interest free, with $50,000 being forgiven ratably over a period of five years. At the end of the five year term, the $50,000 portion of the loan that has not been forgiven is to be repaid in one lump sum. In the event that the officer's employment terminates during the five year period, the outstanding unforgiven balance of the loan is to be repaid at the time of the termination. The amount being forgiven, plus imputed interest are charged to operations.

13. Warrants:

   In connection with the issuance of certain convertible notes (see Note 6), the Company issued warrants to purchase shares of the Company's common stock to the note holders. Warrants to purchase 75,000 and 20,000 shares of the Company's common stock were granted in September 1996 and January 1997, respectively. The exercise price of the warrants was equal to $0.10 per share. The warrants were due to expire upon the earlier of (i) five years from the date of grant, (ii) the closing of a underwritten public offering of the Company's common stock for not less than $2.50 per share and gross proceeds of at least $10,000,000, or (iii) the closing of a consolidation or merger of the Company. The fair value of the warrants was determined using the Black-Scholes model and was accounted for as interest expense over the time period the notes were outstanding. In June 1999, prior to the IPO, the warrants were exercised.

14. Related Party Transactions:

   One shareholder also is a significant customer of the Company. For the years ended September 30, 1997, 1998, and 1999, the Company earned $122,000, $310,000, and $524,000, respectively, in revenue from sales to this customer, and had $139,000, and $200,000 in total receivables at September 30, 1998 and 1999, respectively. The Company owed this customer $992,000 and $3.8 million at September 30, 1998 and 1999, respectively, under terms of the master lease agreement, and also owed another $94,000 and $68,000, respectively, in other trade-related payables.

   One other significant shareholder is also a customer of the Company. For the years ended September 30, 1997, 1998, and 1999, the Company earned $43,000, $458,000, and $4.4 million, respectively, in revenue from sales to this customer, and had $39,000 and $1.4 million in total receivables at September 30, 1998 and 1999, respectively. In addition, $715,000 of the deferred revenue balance at September 30, 1999 related to this customer.

15. Retirement Savings Plan:

   On November 1, 1997, the Company established the Digital Island Retirement Savings Plan ("Retirement Plan"), a defined contribution plan, covering all eligible employees. Employees may elect to contribute from 1%-15% of their annual compensation to the Retirement Plan. Matching contributions by the Company are discretionary. The Company has made no contributions during the years ended September 30, 1998 and 1999.

                     DIGITAL ISLAND, INC. AND SUBSIDIARIES

16. Subsequent Events:

   In October 1999, options to purchase 32,250 and 446,500 shares of common stock were granted at exercise prices of $23.3125 and $38.6875 per share, respectively.

   On October 25, 1999, the Company agreed to merge with Sandpiper Networks, Inc. ("Sandpiper") in a transaction to be accounted for as a purchase. The merger is subject to approval by stockholders. The terms of the merger call for
1.07 shares of Digital Island, Inc. common stock to be exchanged for each share of Sandpiper stock. Sandpiper stock options will be assumed by Digital Island, Inc. at the same ratio. An estimated 24.5 million shares of Digital Island common stock are to be exchanged.

            REPORT OF SANDPIPER NETWORKS, INC. INDEPENDENT AUDITORS

The Board of Directors
Sandpiper Networks, Inc.

   We have audited the accompanying consolidated balance sheets of Sandpiper Networks, Inc. as of December 31, 1997 and 1998, and the related consolidated statements of operations, shareholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sandpiper Networks, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

February 3, 1999
Los Angeles, California

                            SANDPIPER NETWORKS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------

                       ASSETS
                       ------

Current assets:
  Cash and cash equivalents.......................... $ 5,728,826  $   603,812
  Accounts receivable................................         --         2,176
  Prepaid and other current assets...................       2,022       82,301
                                                      -----------  -----------
Total current assets.................................   5,730,848      688,289
Property and equipment, net..........................      38,730    1,072,791
Other assets.........................................       4,598       63,640
                                                      -----------  -----------
Total assets......................................... $ 5,774,176  $ 1,824,720
                                                      ===========  ===========

    LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED
           STOCK AND SHAREHOLDERS' DEFICIT
           -------------------------------

Current liabilities:
  Current portion of debt............................ $   125,000  $    46,010
  Current portion of capital lease obligations.......         --       310,327
  Accounts payable...................................     175,023        8,462
  Accrued expenses...................................      88,772      225,024
                                                      -----------  -----------
Total current liabilities............................     388,795      589,823
Debt, less current portion...........................         --        71,558
Capital lease obligations, less current portion......         --       639,205
                                                      -----------  -----------
Total liabilities....................................     388,795    1,300,586
Series A redeemable convertible preferred stock,
 $0.001 par value: 9,599,999 and 10,278,569 shares
 authorized as of December 31, 1997 and 1998,
 respectively; 9,428,570 and 9,607,141 issued and
 outstanding as of December 31, 1997 and 1998,
 respectively........................................   6,552,920    6,674,442
Shareholders' deficit:
  Common Stock, $0.001 par value: 30,000,000 shares
   authorized as of December 31, 1997 and 1998;
   5,095,658 and 6,685,405 issued and outstanding as
   of December 31, 1997 and 1998, respectively.......       1,000      112,383
  Accumulated deficit................................  (1,168,539)  (6,262,691)
                                                      -----------  -----------
Total shareholders' deficit..........................  (1,167,539)  (6,150,308)
                                                      -----------  -----------
                                                      $ 5,774,176  $ 1,824,720
                                                      ===========  ===========

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      Year ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
Revenues............................................. $            $     5,700
Cost and expenses:
  Cost of revenues...................................         --     1,695,057
  Product development................................   1,159,715    1,382,635
  Marketing and sales................................         --     1,272,441
  General and administrative.........................      28,149      876,093
                                                      -----------  -----------
Total operating expenses.............................   1,187,864    5,226,226
                                                      -----------  -----------
Operating (loss).....................................  (1,187,864)  (5,220,526)
Interest expense.....................................      23,649       29,119
Interest (income)....................................     (42,974)    (155,493)
                                                      -----------  -----------
Net (loss)........................................... $(1,168,539) $(5,094,152)
                                                      ===========  ===========


                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                Common Stock                        Total
                             -------------------  Accumulated   Shareholders'
                              Shares     Amount     Deficit    Equity (Deficit)
                             ---------  --------  -----------  ----------------
Balance as of January 1,
 1997....................... 5,095,658  $  1,000  $       --     $     1,000
  Net loss..................       --        --    (1,168,539)    (1,168,539)
                             ---------  --------  -----------    -----------
Balance as of December 31,
 1997....................... 5,095,658     1,000   (1,168,539)    (1,167,539)
  Repurchase of Common
   Stock....................  (509,566)  (35,670)         --         (35,670)
  Issuance of Common Stock
   in connection with
   exercise of stock
   options.................. 2,099,313   147,053          --         147,053
  Net loss..................       --        --    (5,094,152)    (5,094,152)
                             ---------  --------  -----------    -----------
Balance as of December 31,
 1998....................... 6,685,405  $112,383  $(6,262,691)   $(6,150,308)
                             =========  ========  ===========    ===========



                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                      Year ended December 31,
                                                      ------------------------
                                                         1997         1998
                                                      -----------  -----------
Operating activities
Net loss............................................. $(1,168,539) $(5,094,152)
 Adjustments to reconcile net loss to net cash used
  for operating activities:
  Depreciation and amortization......................       3,025      444,257
  Changes in operating assets and liabilities:
   Accounts receivable...............................         --        (2,176)
   Prepaid and other current assets..................      (2,022)     (80,279)
   Accounts payable..................................     175,023     (166,561)
   Accrued expenses..................................      88,772      136,252
                                                      -----------  -----------
Net cash used in operating activities................    (903,741)  (4,762,659)
                                                      -----------  -----------
Investing activities
Purchases of property and equipment..................     (41,755)  (1,478,317)
Other assets.........................................      (4,598)     (59,042)
                                                      -----------  -----------
Net cash used in investing activities................     (46,353)  (1,537,359)
                                                      -----------  -----------
Financing activities
Proceeds from issuance of Common Stock...............         --       147,053
Net proceeds from issuance of Series A redeemable
 convertible preferred stock.........................   5,952,920          --
Proceeds from credit line............................         --       800,000
Proceeds from debt...................................     846,924      117,568
Proceeds from capital lease obligations..............         --     1,094,453
Repurchase of Common Stock...........................         --       (35,670)
Repayment of credit line.............................         --      (800,000)
Repayment of debt....................................    (121,924)
Repayment of capital lease obligations...............         --      (144,921)
Other financing activities...........................         --        (3,479)
                                                      -----------  -----------
Net cash provided by financing activities............   6,677,920    1,175,004
                                                      -----------  -----------
Net increase (decrease) in cash and cash
 equivalents.........................................   5,727,826   (5,125,014)
Cash and cash equivalents at beginning of year.......       1,000    5,728,826
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $ 5,728,826  $   603,812
                                                      ===========  ===========
Supplemental schedule of non-cash transactions:
 Conversion of notes payable to Series A redeemable
  convertible preferred stock........................ $   600,000  $   125,000
                                                      ===========  ===========

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

   Sandpiper Networks, Inc. (the "Company") was incorporated in December 1996. The Company and its wholly owned subsidiary, Sandpiper Leasing Corporation ("SLC") provide a subscription-based service that enables web publishers to migrate their content onto a professionally managed content delivery network. The Company's service provides publishers with unlimited scalability and improved performance by avoiding Internet congestion and intelligently delivering content closer to end-users. The Company has had limited sales of products, and its customers are Internet publishing companies, located principally in the United States.

   As of December 31, 1998, the Company has an accumulated deficit of $6,262,691. The Company anticipates that, in the event that profitability is not attained, the required funding for expenditures will come from sources such as additional equity (see Note 11) or debt financing, collaborative arrangements or partnership agreements. While management believes that any additional funding required will be available as necessary, there is no assurance that additional financing will be available and on terms acceptable to the Company, when required. If additional funding were not available when needed, the Company would be required to reduce the rate of administrative costs and research and development expenditures.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements, and affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates.

   In October 1998, the Company commenced the planned principal operations by introducing the first service offering through the launch of the Footprint product. Accordingly, the Company is not presented as a development stage company in the accompanying financial statements.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SLC. All significant intercompany accounts have been eliminated.

Stock Split

   In 1997, the Company's Board of Directors approved a Common Stock split whereby each outstanding share of Common Stock was converted into 8.1530496 shares of Common Stock. Such stock split has been retroactively reflected in the accompanying consolidated financial statements.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash deposits at financial institutions. The Company places its cash deposits with high credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Limitation ("FDIC") limit.

                            SANDPIPER NETWORKS, INC.

Property and Equipment

   Property and equipment are stated at cost and depreciated or amortized over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of the assets are as follows:

     Equipment.......................................................   3 years
     Furniture and fixtures.......................................... 3-5 years

   Included in this caption are the following assets:

                                                               December 31,
                                                            -------------------
                                                             1997       1998
                                                            -------  ----------
     Operations equipment.................................. $   --   $1,069,560
     Other property and equipment..........................  41,755     450,513
                                                            -------  ----------
                                                             41,755   1,520,073
     Accumulated depreciation..............................  (3,025)   (447,282)
                                                            -------  ----------
     Net property and equipment............................ $38,730  $1,072,791
                                                            =======  ==========

Revenue recognition

   The Company recognizes subscription revenues over the period the services are provided.

Advertising Expenses

   Advertising costs are expensed as incurred. Advertising expenses for the year ended December 31, 1998 was $119,432. There were no advertising expenses in 1997.

 Research and Development Expenses

   Research and development costs are expensed as incurred.

 Stock-Based Compensation

   Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), requires that stock awards granted subsequent to January 1, 1995, be recognized as compensation expense based on their fair market value at the date of grant. Alternatively, a company may use APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and disclose the pro forma results of operations which would have resulted from recognizing such rewards at their fair market value. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, does not recognize compensation expense for stock option grants. Stock Options are granted under the Company's Stock Incentive Plan with an exercise price equal to the fair market value of the shares at the date of grant.

2. Credit Arrangements and Long-Term Debt

   On February 19, 1998, the Company entered into a $1,000,000 line of credit with a bank, with a variable rate of interest, based on the bank's lending rate. Under the terms of the line of credit, up to $750,000 of the credit facility could be converted to a three-year term loan with similar interest terms on August 19, 1999, to the extent that Company draws on credit were supported by capital equipment invoices. At December 31, 1998 no amounts are extended under this facility.

                           SANDPIPER NETWORKS, INC.

   On August 31, 1998, the Company executed a promissory note with a financial institution in the amount of $117,568, at a stated interest rate of 7% per annum, principal and interest due monthly for 36 months and collateralized by equipment. Aggregate maturities for 1999, 2000 and 2001 are $46,010, $36,816 and $31,743, respectively.

3. Leases

   The Company entered into a $1,500,000 equipment lease line of credit through which non-cancelable capital lease obligations for computers and equipment were executed during the year ended December 31, 1998. In addition, the Company entered into a lease agreement for its facilities on January 6, 1999 under non-cancelable operating lease agreements expiring through 2005. This operating lease provides for free rent and escalations.

   Future minimum lease payments as of December 31, 1998 are as follows:

                                                          Operating   Capital
                                                            Lease      Leases
                                                          ---------- ----------
     1999................................................ $  174,549 $  366,643
     2000................................................    299,227    394,729
     2001................................................    318,913    283,273
     2002................................................    322,850        --
     2003................................................    335,974        --
     Thereafter..........................................    395,032        --
                                                          ---------- ----------
     Total minimum lease payments........................ $1,846,545 $1,044,645
                                                          ==========
     Less amounts representing interest..................                95,113
                                                                     ----------
     Present value of lease payments.....................            $  949,532
                                                                     ==========

   At December 31, 1998, computers, software and equipment under capital leases had an original cost basis and a net book value of $1,094,453 and $670,263, respectively.

   Rent expense was $13,716 and $123,412 for the years ended December 31, 1997 and 1998, respectively.

                            SANDPIPER NETWORKS, INC.

4. Income Taxes

   The deferred income tax assets and liabilities of the Company consist of the differences between the financial statements and tax basis of assets and liabilities, and are measured at the current enacted tax rates. The temporary differences related to the following as of December 31, 1997 and 1998, respectively, are as follows:

                                                           1997        1998
                                                         ---------  -----------
     Deferred tax assets:
       Net operating losses and tax credits............. $ 517,236  $ 2,754,031
                                                         ---------  -----------
     Total deferred tax assets..........................   517,236    2,754,031

     Deferred tax liabilities:
       Federal benefit for state income taxes...........    31,214      156,025
                                                         ---------  -----------
     Total deferred liabilities.........................    31,214      156,025
                                                         ---------  -----------
     Net deferred tax assets............................   486,022    2,598,006
     Less valuation reserve.............................  (486,022)  (2,598,006)
                                                         ---------  -----------
                                                         $     --   $       --
                                                         =========  ===========

   The Company has net operating loss carryforwards for federal and state income tax purposes of $6,262,691, which begin to expire in 2004. Research tax credit carryforwards of $248,956 are available for federal and state tax purposes that expire beginning in 2013. Utilization of the above carryforwards is subject to utilization limitations that may inhibit the Company's ability to use carryforwards in the future.

5. Redeemable Convertible Preferred Stock

   At December 31, 1998, the Company is authorized to issue up to 10,278,569 shares of redeemable convertible preferred stock which have been designated as Series A. As of December 31, 1998, 9,607,141 of Series A have been issued.

   In January 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 13,697,640, of which 9,885,981 have been designated as Series A and 3,811,659 have been designated as Series B.

Series A

   Series A shares were issued at $0.70 per share and are convertible to one share of Common Stock. Series A shares are redeemable at $0.70 per share on the seventh anniversary of the issuance of the first shares issued under this series (November 17, 2004).

Series B

   Series B shares are convertible to one share of Common Stock. Series B shares are redeemable at $4.46 per share on November 17, 2004.

All Preferred Stock

   The redeemable convertible preferred stock contains a liquidation preference of an amount equal to the price for which such share of redeemable convertible preferred stock was issued, adjusted for any stock dividends, combinations or splits with respect to such shares, plus any declared and unpaid dividends on the redeemable convertible preferred stock.

                            SANDPIPER NETWORKS, INC.

   The redeemable convertible preferred stock is generally convertible at any time, at the holder's option, into Common Stock based on the conversion ratios above, subject to future adjustment as defined. The redeemable convertible preferred stock shall automatically convert into shares of Common Stock upon the closing of an initial public offering of the Company's Common Stock, if the per share price of the stock sold in the offering is not less than $5.00 per share and the aggregate purchase price of the Common Stock sold in the offering is not less than $10.0 million. The redeemable convertible preferred stock contains voting rights identical to those of the Common Stock.

6. Convertible Notes Payable

   In 1997, in contemplation of the Series A redeemable convertible preferred stock financing (see Note 5), the Company issued convertible notes payable and warrants (see Note 8) for $600,000 (the "bridge financing"). In connection with the close of the Series A redeemable convertible preferred stock financing, the $600,000 in convertible notes payable were converted into 857,143 shares of Series A redeemable convertible preferred stock. In addition, during 1997, as part of the bridge financing, the Company converted accounts payable of $246,924 to a related party (see Note 11) to a promissory note convertible into Series A redeemable convertible preferred stock. During 1997, in accordance with the terms of the agreement, the Company repaid $121,924 of the promissory note plus interest, and, in 1998, the holder converted the remaining $125,000 to Series A redeemable convertible preferred stock at $0.70 per share.

7. Stock Plan

   The 1997 Stock Plan (the "Plan") provides for the grant of both incentive stock options and non-statutory stock options to employees, directors and consultants. The exercise price of the incentive stock options must equal or exceed the fair market value of the Common Stock at the grant date and the non-statutory stock options may be less than the fair market value of the Common Stock at the grant date. The incentive stock options generally vest over four years whereas the non-statutory stock options generally vest after one year. The Company has allocated 3,599,629 shares for the Plan. All options under the Plan must be exercised within ten years from the date of grant.

   Following is a summary of all stock option activity:

                         Exercise               Number of Shares
                           Price   --------------------------------------------
                         Per Share Employees   Directors Consultants   Total
                         --------- ----------  --------- ----------- ----------
Granted.................   $0.07          --        --      58,499       58,499
  Outstanding at
   December 31, 1997....                  --        --      58,499       58,499
  Granted...............   $0.07    3,130,670    70,000    117,474    3,318,144
  Exercised.............   $0.07   (1,976,545)  (70,000)   (52,768)  (2,099,313)
  Canceled..............              (39,978)      --      (5,706)     (45,684)
                           -----   ----------   -------    -------   ----------
  Outstanding at
   December 31, 1998....            1,114,147       --     117,499    1,231,646
                           =====   ==========   =======    =======   ==========
  Vested at December 31,
   1998.................              147,154       --      81,445      228,599
                           =====   ==========   =======    =======   ==========

   The weighted average exercise price of options granted during the year ended December 31, 1998 was $0.10 and the weighted average exercise price of options outstanding at December 31, 1998 was $0.15. The weighted average exercise price of options canceled during the year ended December 31, 1998 was $0.07 and the weighted average contractual life for options outstanding at December 31, 1998 was 9.5 years.

   Pro forma information regarding net income is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under

                            SANDPIPER NETWORKS, INC.

the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a "minimum value" option pricing model with the following assumptions for 1997 and 1998: risk-free interest rate of 6.0% and 5.4%, respectively; no dividend yields for either year; and an expected option life of 1 and 6, respectively. The weighted average fair value of options granted during 1997 and 1998 was $0.01 per share and $0.02 per share, respectively.

   Based on the "minimum value" option pricing model, proforma net loss for the years ended December 31, 1997 and 1998 would not be materially different from the amounts of net loss reported in the Company's accompanying statements of operations.

   The "minimum value" option valuation model requires the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The pro forma net loss for the years ended December 31, 1997 and 1998 is not representative of the pro forma effect on net income in future years, as pro forma information in future years will reflect the amortization of a larger number of stock options granted in succeeding years.

8. Warrants

   In 1997, in connection with a financing arrangement, the Company issued warrants to purchase 171,428 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. These warrants expire on March 31, 2003.

   In 1998, in connection with a financing arrangement, the Company issued warrants to purchase 107,412 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. This warrant expires at the shorter of ten years from the date of grant or five years from the date of an initial public offering of the Company's Common Stock.

9. Defined Contribution Plan

   In 1998, the Company established defined contribution plan for certain qualified employees as defined in the plan. Participants may contribute up to the lesser of 6% of pretax compensation subject to certain limitations, or $6,000. The plan provides for required contributions of 1% to 3% by the Company as defined in the plan. The Company accrued contribution for the year ended December 31, 1998 was $10,228.

10. Related Party Transactions

   Prior to financing, the Company's operating activities were performed and funded by Sandpiper Consulting, a Limited Liability Company (the "LLC") owned by several common stockholders and officers of the Company. These expenditures were accumulated at cost and converted to a convertible note in the bridge financing (see Note 6). Subsequent to the bridge financing, LLC continued to provide services directly to the Company, which were billed at cost and reimbursed from Company funds. As of December 31, 1998, the Company no longer obtains services from LLC. Payments to LLC relating to the years ended December 31, 1997 and 1998 were $924,431 (including $168,810 included in accounts payable) and $212,700, respectively.

   The LLC was a holder of 509,566 shares of the Company's Common Stock. Under an agreement with the investors in the Series A redeemable convertible preferred stock financing, LLC agreed to hold these shares exclusively for the benefit of the employees of LLC. During 1998, all LLC employees were transferred to the

                            SANDPIPER NETWORKS, INC.

Company. As a result, under the terms of the agreement, these shares were purchased from the LLC for $35,670. Further, during 1998 these shares were allocated to the 1997 Stock Option Plan (see Note 7).

11. Subsequent Event (Unaudited)

   On January 29, 1999, the Company effected the first close on the issuance of Series B redeemable convertible preferred shares (see Note 5). Under the first closing, 2,242,152 Series B redeemable convertible preferred shares were issued at $4.46 per share, with total gross proceeds amounting to $9,999,998. The Company has available another 1,569,507 shares of Series B redeemable convertible preferred stock available for sale at the same price per share, to certain specific investors agreed to by the Company and the largest investor participating in the first close. These additional shares are available for sale for 90 days following the first closing.

12. Year 2000 Issue (Unaudited)

   The Company has developed a plan to modify its information technology, as necessary, to be ready for the Year 2000. The Company currently expects the project to be substantially complete by September 1999 and to cost approximately $50,000. This estimate includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. The Company does not expect this project to have a significant impact on operations.

                            SANDPIPER NETWORKS, INC.

                      UNAUDITED CONSOLIDATED BALANCE SHEET
                               September 30, 1999

                              ASSETS
                              ------
Current assets:
  Cash and cash equivalents........................................ $ 10,853,468
  Accounts receivable..............................................      120,749
  Prepaid and other current assets.................................      295,654
                                                                    ------------
Total current assets...............................................   11,269,871

Property and equipment, net........................................    6,046,531
Other assets.......................................................      434,396
                                                                    ------------
Total assets....................................................... $ 17,750,798
                                                                    ============
                LIABILITIES, REDEEMABLE CONVERTIBLE
             PREFERRED STOCK AND SHAREHOLDERS' DEFICIT
             -----------------------------------------

Current liabilities:
  Current portion of debt.......................................... $     39,126
  Current portion of capital lease obligations.....................    1,010,363
  Accounts payable.................................................    2,015,180
  Accrued expenses.................................................      394,502
                                                                    ------------
Total current liabilities..........................................    3,459,171
Debt, less current portion.........................................       45,098
Capital lease obligations, less current portion....................    1,621,075
                                                                    ------------
Total liabilities..................................................    5,125,344

Series A redeemable convertible preferred stock, $0.001 par value:
 9,885,981 shares authorized as of September 30, 1999; 9,607,141
 issued and outstanding as of September 30, 1999...................    6,674,442
Series B redeemable convertible preferred stock, $0.001 par value:
 6,026,694 shares authorized and 4,820,628 issued and outstanding
 as of September 30, 1999..........................................   21,426,766
Shareholders' deficit:
  Common Stock, $0.001 par value: 40,000,000 shares authorized and
   6,979,067 issued and outstanding as of September 30, 1999.......    4,413,247
  Deferred Compensation............................................   (3,573,432)
  Accumulated deficit..............................................  (16,315,569)
                                                                    ------------
Total shareholders' equity.........................................  (15,475,754)
                                                                    ------------
                                                                    $ 17,750,798
                                                                    ============

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
                  For the nine months ended September 30, 1999

Revenues......................................................... $    242,954
Cost and expenses:
  Cost of revenues...............................................    2,641,767
  Product development............................................    1,820,986
  Marketing and sales............................................    4,056,155
  General and administrative.....................................    1,480,912
  Amortization of deferred compensation..........................      580,827
                                                                  ------------
Total operating expenses.........................................   10,580,647
                                                                  ------------
Operating (loss).................................................  (10,337,693)
Interest expense.................................................       74,660
Interest (income)................................................     (362,331)
Provision for income taxes.......................................        2,856
                                                                  ------------
Net (loss)....................................................... $(10,052,878)
                                                                  ============


                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

           UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                                                                              Total
                             Common Stock                                 Shareholders'
                         --------------------   Deferred    Accumulated      Equity
                          Shares     Amount   Compensation    Deficit        Deficit
                         --------- ---------- ------------  ------------  -------------
Balance as of December
 31, 1998............... 6,685,405 $  112,383               $ (6,262,691) $ (6,150,308)
  Issuance of Common
   Stock in connection
   with exercise of
   stock options........   293,662    146,605                                  146,605
  Deferred
   Compensation.........            4,154,259 $(4,154,259)
  Amortization of
   deferred
   compensation.........                          580,827                      580,827
  Net loss..............       --         --          --     (10,052,878)  (10,052,878)
                         --------- ---------- -----------   ------------  ------------
Balance as of September
 30, 1999............... 6,979,067 $4,413,247 $(3,573,432)  $(16,315,569) $(15,475,754)
                         ========= ========== ===========   ============  ============



                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the nine months ended September 30, 1999

Operating activities
Net loss......................................................... $(10,052,878)
  Adjustments to reconcile net loss to net cash used for
   operating activities:
    Depreciation and amortization................................    1,043,071
    Amortization of deferred compensation........................      580,827
    Changes in operating assets and liabilities:
      Accounts receivable........................................     (118,573)
      Prepaid and other current assets...........................     (213,353)
      Accounts payable...........................................    2,006,718
      Accrued expenses...........................................      169,478
                                                                  ------------
Net cash used in operating activities............................   (6,584,710)
                                                                  ------------
Investing activities
Purchases of property and equipment..............................   (6,016,812)
Other assets.....................................................     (370,756)
                                                                  ------------
Net cash used in investing activities............................   (6,387,568)
                                                                  ------------
Financing activities
Proceeds from issuance of Common Stock...........................      146,605
  Net proceeds from issuance of Series B redeemable convertible
   preferred stock...............................................   21,426,766
Proceeds from credit line........................................      300,000
Proceeds from capital lease obligations..........................    2,080,232
Repayment of credit line.........................................     (300,000)
Repayment of debt................................................      (33,344)
Repayment of capital lease obligations...........................     (398,326)
                                                                  ------------
Net cash provided by financing activities........................   23,221,933
                                                                  ------------
Net increase (decrease) in cash and cash equivalents.............   10,249,656
Cash and cash equivalents at beginning of period.................      603,812
                                                                  ------------
Cash and cash equivalents at end of period....................... $ 10,853,468
                                                                  ============

                            See accompanying notes.

                            SANDPIPER NETWORKS, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

   Sandpiper Networks, Inc. (the "Company") was incorporated in December 1996. The Company and its wholly owned subsidiary, Sandpiper Leasing Corporation ("SLC") provide a subscription-based service that enables web publishers to migrate their content onto a professionally managed content delivery network. The Company's service provides publishers with unlimited scalability and improved performance by avoiding Internet congestion and intelligently delivering content closer to end-users. The Company has had limited sales of products, and its customers are Internet publishing companies, located principally in the United States.

   As of September 30, 1999, the Company has an accumulated deficit of $16,315,569. The Company anticipates that, in the event that profitability is not attained, the required funding for expenditures will come from sources such as additional equity or debt financing, collaborative arrangements or partnership agreements. While management believes that any additional funding required will be available as necessary, there is no assurance that additional financing will be available and on terms acceptable to the Company, when required. If additional funding were not available when needed, the Company would be required to reduce the rate of administrative costs and research and development expenditures.

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingencies at the date of the financial statements, and affect the reported amount of revenues and expenses during the reporting period. Actual results could differ from the Company's estimates.

Principles of Consolidation

   The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, SLC. All significant intercompany accounts have been eliminated.

Stock Split

   In 1997, the Company's Board of Directors approved a Common Stock split whereby each outstanding share of Common Stock was converted into 8.1530496 shares of Common Stock.

Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash deposits at financial institutions. The Company places its cash deposits with high credit quality financial institutions. At times, balances in the Company's cash accounts may exceed the Federal Deposit Limitation ("FDIC") limit.

                            SANDPIPER NETWORKS, INC.

Property and Equipment

   Property and equipment are stated at cost and depreciated or amortized over the estimated useful lives of the assets on a straight-line basis. The estimated useful lives of the assets are as follows:

     Equipment.......................................................   3 years
     Furniture and fixtures.......................................... 3-5 years
     Software........................................................   2 years

   Included in this caption are the following assets:

                                                                   September 30,
                                                                       1999
                                                                   -------------
     Operations equipment.........................................  $ 4,097,400
     Operations software licenses.................................    1,963,200
     Other property and equipment.................................    1,476,284
                                                                    -----------
                                                                      7,536,884
     Accumulated depreciation.....................................   (1,490,353)
                                                                    -----------
     Net property and equipment...................................  $ 6,046,531
                                                                    ===========

Revenue recognition

   The Company recognizes subscription revenues over the period the services are provided.

Advertising Expense

   Advertising costs are expensed as incurred. Advertising expense for the nine months ended September 30, 1999 was $734,894.

Research and Development Expenses

   Research and development costs are expensed as incurred.

Stock-Based Compensation

   The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees, which requires the recognition of expense when the option price is less than the fair value of the stock at the date of grant.

   The Company generally awards options for a fixed number of shares at an option price equal to the fair value at the date of grant. The Company has adopted the disclosure-only provisions of FASB's Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation ("SFAS 123").

2. Credit Arrangements and Long-Term Debt

   On February 19, 1998, the Company entered into a $1,000,000 line of credit with a bank, with a variable rate of interest, based on the bank's lending rate. Under the terms of the line of credit, up to $750,000 of the credit facility could be converted to a three-year term loan with similar interest terms on August 19, 1999, to the extent that Company draws on credit were supported by capital equipment invoices. At August 19, 1999 there were no amounts extended on the facility and the facility expired.

                            SANDPIPER NETWORKS, INC.

   On August 31, 1998, the Company executed a promissory note with a financial institution in the amount of $117,568, at a stated interest rate of 7% per annum, principal and interest due monthly for 36 months and collateralized by equipment. Aggregate maturities for 1999, 2000 and 2001 are $46,010, $36,816 and $31,743, respectively.

   On August 6, 1999, the Company entered into an equipment lease line for $2.0 million that is available over the 12 months following the date of the lease. The annual interest rate is 7.24% and the line is payable over 36 months. The lessor received a warrant for 22,425 shares of the Company's common stock at an exercise price of $1.00 per share.

3. Leases

   The Company entered into a $1,500,000 equipment lease line of credit through which non-cancelable capital lease obligations for computers and equipment were executed during the year ended December 31, 1998. In addition, the Company entered into a lease agreement for its facilities on January 6, 1999 under non-cancelable operating lease agreements expiring through 2005. This operating lease provides for free rent and escalations.

   Annual future minimum lease payments as of September 30, 1999 are as follows:

                                                          Operating   Capital
                                                            Lease      Leases
                                                          ---------- ----------
     Fiscal (Calendar) year ended
     1999................................................ $   74,805 $  291,324
     2000................................................    299,227  1,165,297
     2001................................................    313,007  1,053,841
     2002................................................    322,850    411,546
     2003................................................    332,037
     2004................................................    338,599
     Thereafter..........................................    141,083
                                                          ---------- ----------
     Total minimum lease payments........................ $1,821,608  2,922,008
                                                          ==========
     Less amounts representing interest..................               256,198
                                                                     ----------
     Present value of lease payments.....................            $2,665,810
                                                                     ==========

   At September 30, 1999, computers, software and equipment under capital leases had an original cost basis and a net book value of $3,157,316 and $2,532,985, respectively.

   Rent expense was $197,793 for the nine months ended September 30, 1999.

                            SANDPIPER NETWORKS, INC.

4. Income Taxes

   The deferred income tax assets and liabilities of the Company consist of the differences between the financial statements and tax basis of assets and liabilities, and are measured at the current enacted tax rates. The temporary differences related to the following as of September 30, 1999 are as follows:

                                                                       1999
                                                                    -----------
     Deferred tax assets:
       Net operating losses and tax credits........................ $ 4,327,004
                                                                    -----------
     Total deferred tax assets.....................................   4,327,004
     Deferred tax liabilities:
     Federal benefit for state income taxes........................     277,694
                                                                    -----------
     Total deferred liabilities....................................     277,694
                                                                    -----------
     Net deferred tax assets.......................................   4,049,310
     Less valuation reserve........................................  (4,049,310)
                                                                    -----------
                                                                    $       --
                                                                    ===========

   The Company has net operating loss carryforwards for federal and state income tax purposes of $17,946,276, which begin to expire in 2004. Research tax credit carryforwards of $244,195 are available for federal and state tax purposes that expire beginning in 2013. Utilization of the above carryforwards is subject to utilization limitations that may inhibit the Company's ability to use carryforwards in the future.

5. Redeemable Convertible Preferred Stock

   At December 31, 1998, the Company is authorized to issue up to 10,278,569 shares of redeemable convertible preferred stock which have been designated as Series A. As of December 31, 1998, 9,607,141 of Series A have been issued.

   In January 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 13,697,640, of which 9,885,981 have been designated as Series A and 3,811,659 have been designated as Series B.

   In April 1999, the shareholders approved an increase to authorized redeemable convertible preferred stock to 15,912,675, of which 9,885,981 have been designated as Series A and 6,026,694 have been designated as Series B.

Series A

   Series A shares were issued at $0.70 per share and are convertible to one share of Common Stock. Series A shares are redeemable at $0.70 per share on the seventh anniversary of the issuance of the first shares issued under this series (November 17, 2004).

Series B

   Series B shares were issued at $4.46 per share and are convertible to one share of Common Stock. Series B shares are redeemable at $4.46 per share on November 17, 2004.

                            SANDPIPER NETWORKS, INC.

All Preferred Stock

   The redeemable convertible preferred stock contains a liquidation preference of an amount equal to the price for which such share of redeemable convertible preferred stock was issued, adjusted for any stock dividends, combinations or splits with respect to such shares, plus any declared and unpaid dividends on the redeemable convertible preferred stock.

   The redeemable convertible preferred stock is generally convertible at any time, at the holder's option, into Common Stock based on the conversion ratios above, subject to future adjustment as defined. The redeemable convertible preferred stock shall automatically convert into shares of Common Stock upon the closing of an initial public offering of the Company's Common Stock, or change of control if the per share price of the stock sold in the offering is not less than $5.00 per share and the aggregate purchase price of the Common Stock sold in the offering is not less than $10.0 million. The redeemable convertible preferred stock contains voting rights identical to those of the Common Stock.

6. Convertible Notes Payable

   In 1997, in contemplation of the Series A redeemable convertible preferred stock financing (see Note 5), the Company issued convertible notes payable and warrants (see Note 8) for $600,000 (the bridge financing). In connection with the close of the Series A redeemable convertible preferred stock financing, the $600,000 in convertible notes payable were converted into 857,143 shares of Series A redeemable convertible preferred stock. In addition, during 1997, as part of the bridge financing, the Company converted accounts payable of $246,924 to a related party to a promissory note convertible into Series A redeemable convertible preferred stock. During 1997, in accordance with the terms of the agreement, the Company repaid $121,924 of the promissory note plus interest, and, in 1998, the holder converted the remaining $125,000 to Series A redeemable convertible preferred stock at $0.70 per share.

7. Deferred Compensation

   The Company recorded deferred compensation of $4,154,259 for the period from inception to September 30, 1999. The amount recorded represents the difference between the grant price and the deemed fair value of the Company's Common Stock for share subject to options granted. The amortization of the deferred compensation will be charged to operations over the vesting period of the options, which is typically four years. Total amortization recognized was $580,827 for the nine months ended September 30, 1999.

8. Stock

   The 1997 Stock Option Plan (the "Plan") provides for the grant of both incentive stock options and non-statutory stock options to employees, directors and consultants. The exercise price of the incentive stock options must equal or exceed the fair market value of the Common Stock at the grant date and the non-statutory stock options may be less than the fair market value of the Common Stock at the grant date. The incentive stock options generally vest over four years whereas the non-statutory stock options generally vest after one year. The Company has allocated 7,524,629 shares for the Plan. All options under the Plan must be exercised within ten years from the date of grant.

                            SANDPIPER NETWORKS, INC.

   Following is a summary of all stock option activity:

                              Exercise              Number of Shares
                             Price Per  ------------------------------------------
                               Share    Employees  Directors Consultants   Total
                             ---------- ---------  --------- ----------- ---------
   Outstanding at December
    31, 1998...............             1,114,147      --      117,499   1,231,646
   Granted.................  $1.00-5.00 1,505,250               75,160   1,580,410
   Exercised...............  $0.07-1.25  (224,885)             (68,777)   (293,662)
   Canceled................              (382,781)     --      (31,905)   (414,686)
                             ---------- ---------    -----     -------   ---------
   Outstanding at September
    30, 1999...............             2,011,731      --       91,977   2,103,708
                             ========== =========    =====     =======   =========
   Vested at September 30,
   1999....................             1,213,336      --      177,962   1,410,256
                             ========== =========    =====     =======   =========

   The weighted average exercise price of options granted during the nine months ended September 30, 1999 was $1.67 and the weighted average exercise price of options outstanding at September 30, 1999 was $1.20. The weighted average exercise price of options canceled during the nine months ended September 30, 1999 was $0.48 and the weighted average contractual life for options outstanding at September 30, 1999 was 9.07 years.

   Pro forma information regarding net income is required by SFAS No. 123, Accounting for Stock-Based Compensation, and has been determined as if the Company has accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a "minimum value" option pricing model with the following assumptions for 1999: risk-free interest rate of 6.0%; no dividend yield; and an expected option life of 4 years. The weighted average fair value of options granted during 1999 was $0.29 per share.

   Based on the "minimum value" option pricing model, pro forma net loss for the nine months ended September 30, 1999 would not be materially different from the amounts of net loss reported in the Company's accompanying statements of operations.

   The "minimum value" option valuation model requires the input of highly subjective assumptions. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

   The pro forma net loss for the nine months ended September 30, 1999 is not representative of the pro forma effect on net income in future years, as pro forma information in future years will reflect the amortization of a larger number of stock options granted in succeeding years.

9. Warrants

   In 1997, in connection with a financing arrangement, the Company issued warrants to purchase 171,428 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. These warrants expire on March 31, 2003.

   In 1998, in connection with a financing arrangement, the Company issued warrants to purchase 107,412 shares of the Company's Series A redeemable convertible preferred stock at $0.70 per share. This warrant expires at the shorter of ten years from the date of grant or five years from the date of an initial public offering of the Company's Common Stock or a change in control.

                            SANDPIPER NETWORKS, INC.

   In 1999, in connection with a financing arrangement, the Company issued warrants to purchase 956,066 shares of the Company's Series B redeemable convertible preferred stock at $4.46 per share, and 125,000 shares at $10.00 per share, and 125,000 at $5.00 per share. These warrant expires at five years from the date of grant.

   In 1999, in conjunction with a financing arrangement, the Company issued warrants to purchase 22,425 shares of the Company's common stock (See note 2). The warrants expire the earlier of July 2004 or one year after any applicable lock up period applicable to the Holder after the Company's initial public offering or a change in control.

10. Defined Contribution Plan

   In 1998, the Company established defined contribution plan for certain qualified employees as defined in the plan. Participants may contribute up to the lesser of 6% of pretax compensation subject to certain limitations, or $6,000. The plan provides for required contributions of 1% to 3% by the Company as defined in the plan. The Company's accrued contribution for the nine months ended September 30, 1999 was $19,660.

11. Related Party Transactions

   Prior to financing, the Company's operating activities were performed and funded by Sandpiper Consulting, a Limited Liability Company (the "LLC") owned by several common stockholders and officers of the Company. These expenditures were accumulated at cost and converted to a convertible note in the bridge financing (see Note 6). Subsequent to the bridge financing, LLC continued to provide services directly to the Company, which were billed at cost and reimbursed from Company funds. As of September 30, 1999, the Company no longer obtains services from LLC. There were no payments to LLC relating to the nine months ended September 30, 1999.

   The LLC was a holder of 509,566 shares of the Company's Common Stock. Under an agreement with the investors in the Series A redeemable convertible preferred stock financing, LLC agreed to hold these shares exclusively for the benefit of the employees of LLC. During 1998, all LLC employees were transferred to the Company. As a result, under the terms of the agreement, these shares were purchased from the LLC for $35,670. Further, during 1998 these shares were allocated to the 1997 Stock Option Plan (see Note 8).

12. Year 2000 Issue

   The Company developed a plan to modify its information technology, as necessary, to be ready for the Year 2000. The Company completed this project at a total cost of $44,427. This amount includes internal costs, but excludes the costs to upgrade and replace systems in the normal course of business. This project did not have a significant impact on operations.

                                                                         ANNEX A


                      AGREEMENT AND PLAN OF REORGANIZATION

                                  by and among

                              DIGITAL ISLAND, INC.

                            BEACH ACQUISITION CORP.

                                      and

                            SANDPIPER NETWORKS, INC.

                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
 ARTICLE I THE MERGER..................................................  A-2
 1.1  The Merger......................................................   A-2
 1.2  Closing; Effective Time.........................................   A-2
 1.3  Effect of the Merger............................................   A-2
 1.4  Articles of Incorporation; Bylaws...............................   A-2
 1.5  Directors and Officers..........................................   A-2
 1.6  Effect on Capital Stock.........................................   A-3
 1.7  Surrender of Certificates.......................................   A-4
 1.8  No Further Ownership Rights in Company Capital Stock............   A-6
 1.9  Lost, Stolen or Destroyed Certificates..........................   A-6
 1.10 Tax Consequences................................................   A-6
 1.11 Withholding.....................................................   A-6
 1.12 Exemption from Registration; California Permit; Registration
      Rights..........................................................   A-6
 1.13 Taking of Necessary Action; Further Action......................   A-7

 ARTICLE II REPRESENTATIONS AND WARRANTIES OF COMPANY..................  A-7
 2.1  Organization, Standing and Power................................   A-7
 2.2  Capital Structure...............................................   A-8
 2.3  Authority.......................................................   A-9
 2.4  Financial Statements............................................   A-9
 2.5  Absence of Certain Changes......................................  A-10
 2.6  Absence of Undisclosed Liabilities..............................  A-10
 2.7  Litigation......................................................  A-10
 2.8  Restrictions on Business Activities.............................  A-10
 2.9  Governmental Authorization......................................  A-10
 2.10 Title to Property...............................................  A-11
 2.11 Intellectual Property...........................................  A-11
 2.12 Environmental Matters...........................................  A-12
 2.13 Taxes...........................................................  A-13
 2.14 Employee Benefit Plans..........................................  A-14
 2.15 Certain Agreements Affected by the Merger.......................  A-16
 2.16 Employee Matters................................................  A-16
 2.17 Interested Party Transactions...................................  A-16
 2.18 Insurance.......................................................  A-16
 2.19 Compliance With Laws............................................  A-16
 2.20 Minute Books....................................................  A-17
 2.21 Accounts Receivable.............................................  A-17
 2.22 Customers and Suppliers.........................................  A-17
 2.23 Material Contracts..............................................  A-17
 2.24 No Breach of Material Contracts.................................  A-18
 2.25 Year 2000 Compliance............................................  A-18
 2.26 Export Control Laws.............................................  A-18
 2.27 Product Releases................................................  A-18
 2.28 Complete Copies of Materials....................................  A-19
 2.29 Shareholder Agreement; Irrevocable Proxies......................  A-19
 2.30 Vote Required...................................................  A-19
 2.31 Board Approval..................................................  A-19
 2.32 Tax Treatment...................................................  A-19
 2.33 Information Statement and Proxy Statement.......................  A-19

                                                                          Page
                                                                          ----
 2.34 Company Affiliates................................................  A-20
 2.35 Brokers' and Finders' Fees........................................  A-20
 2.36 Representations Complete..........................................  A-20

 ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT.................... A-20
 3.1  Organization, Standing and Power..................................  A-20
 3.2  Capital Structure.................................................  A-21
 3.3  Authority.........................................................  A-21
 3.4  SEC Documents; Financial Statements...............................  A-22
 3.5  Absence of Certain Changes........................................  A-22
 3.6  Absence of Undisclosed Liabilities................................  A-23
 3.7  Litigation........................................................  A-23
 3.8  Restrictions on Business Activities...............................  A-23
 3.9  Intellectual Property.............................................  A-23
 3.10 Certain Agreements Affected by the Merger.........................  A-24
 3.11 Principal Contracts...............................................  A-24
 3.12 Vote Required; Voting Agreements..................................  A-25
 3.13 Board Approval....................................................  A-25
 3.14 Information Statement and Proxy Statement.........................  A-25
 3.15 Tax Treatment.....................................................  A-25
 3.16 Broker's and Finders' Fees........................................  A-25
 3.17 Complete Copies of Materials; Representations Complete............  A-25

 ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME.......................... A-26
 4.1  General Conduct of Business.......................................  A-26
 4.2  Conduct of Business of Company....................................  A-26
 4.3  Conduct of Parent.................................................  A-28
 4.4  No Solicitation by Company........................................  A-29
 4.5  No Solicitation by Parent.........................................  A-30

 ARTICLE V ADDITIONAL AGREEMENTS......................................... A-31
 5.1  Information Statement and Proxy Statement.........................  A-31
 5.2  Meetings of Securityholders.......................................  A-32
 5.3  Access to Information.............................................  A-33
 5.4  Confidentiality...................................................  A-33
 5.5  Public Disclosure.................................................  A-33
 5.6  Consents; Cooperation.............................................  A-33
 5.7  Further Assurances................................................  A-34
 5.8  Company Shareholder Agreements....................................  A-35
 5.9  Parent Voting Agreements..........................................  A-35
 5.10 Blue Sky Laws.....................................................  A-35
 5.11 Employee Benefit Plans............................................  A-35
 5.12 Form S-8..........................................................  A-36
 5.13 Listing of Additional Shares......................................  A-36
 5.14 Escrow Agreement..................................................  A-36
 5.15 Expenses..........................................................  A-36
 5.16 Director and Officer Indemnification..............................  A-37
 5.17 Preferred Stock; Warrants.........................................  A-37
 5.18 Board Composition.................................................  A-37

                                                                        Page
                                                                        ----
 ARTICLE VI CONDITIONS TO THE MERGER................................... A-37
 6.1  Conditions to Obligations of Each Party to Effect the Merger....  A-37
 6.2  Additional Conditions to Obligations of Company.................  A-38
 6.3  Additional Conditions to the Obligations of Parent and Merger
      Sub.............................................................  A-39

 ARTICLE VII TERMINATION, AMENDMENT AND WAIVER......................... A-40
 7.1  Termination.....................................................  A-40
 7.2  Effect of Termination...........................................  A-40
 7.3  Expenses and Termination Fees...................................  A-41
 7.4  Amendment.......................................................  A-41
 7.5  Extension; Waiver...............................................  A-42

 ARTICLE VIII ESCROW AND INDEMNIFICATION............................... A-42
 8.1  Escrow Fund.....................................................  A-42
 8.2  Indemnification.................................................  A-42
 8.3  Escrow Period...................................................  A-42
 8.4  Claims upon Escrow Fund.........................................  A-43
 8.5  Objections to Claims............................................  A-43
 8.6  Resolution of Conflicts; Arbitration............................  A-43
 8.7  Shareholders' Agent.............................................  A-44
 8.8  Actions of the Shareholders' Agent..............................  A-44
 8.9  Third-Party Claims..............................................  A-44

 ARTICLE IX GENERAL PROVISIONS......................................... A-45
 9.1  Non-Survival at Effective Time..................................  A-45
 9.2  Notices.........................................................  A-45
 9.3  Interpretation..................................................  A-46
 9.4  Counterparts....................................................  A-46
 9.5  Entire Agreement; Nonassignability; Parties in Interest.........  A-46
 9.6  Severability....................................................  A-46
 9.7  Remedies Cumulative.............................................  A-46
 9.8  Governing Law...................................................  A-46
 9.9  Rules of Construction...........................................  A-47
 9.10 Definitions.....................................................  A-47

Exhibits

 Exhibit A Form of Agreement of Merger
 Exhibit B Declaration of Registration Rights
 Exhibit C Form of Shareholder Agreement
 Exhibit D Form of Shareholder Representation Agreement
 Exhibit E Form of Escrow Agreement
 Exhibit F Form of Voting Agreement
 Exhibit G Form of Opinion of Counsel to Company
 Exhibit H Form of Opinion of Counsel to Parent

                      AGREEMENT AND PLAN OF REORGANIZATION

   This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement") is made and entered into as of October 24, 1999, by and among DIGITAL ISLAND, INC., a Delaware corporation ("Parent"), BEACH ACQUISITION CORP., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and SANDPIPER NETWORKS, INC., a California corporation ("Company").

                                    RECITALS

   A. The Board of Directors of Company has unanimously (i) determined that it is advisable and fair to, and in the best interests of, Company and its shareholders that, upon the terms and subject to the conditions of this Agreement, Merger Sub merge with and into Company, with Company being the surviving corporation (the "Merger"), (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) determined to recommend the approval of this Agreement and the Merger by the shareholders of Company.

   B. The Board of Directors of Parent has (i) determined that the Merger is advisable and fair to, and in the best interests of, Parent and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby and (iii) determined to recommend the approval by the stockholders of Parent of the issuance of shares of common stock, par value $.001 per share, of Parent ("Parent Common Stock") pursuant to this Agreement, as required under the rules and requirements of the Nasdaq National Market.

   C. Pursuant to the Merger, among other things, the outstanding shares of Common Stock, par value $.001 per share ("Company Common Stock"), of Company shall be converted into the right to receive shares of Parent Common Stock, at the rate set forth herein.

   D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a "reorganization" under the provisions of Section 368(a) of the Code.

   E. Concurrently with the execution of this Agreement and as an inducement to Parent and Merger Sub to enter into this Agreement, certain affiliates of Company have on the date hereof entered into Shareholder Agreements in the form attached hereto as Exhibit C (the "Shareholder Agreements") pursuant to which they have agreed, among other things, to vote the shares of Company Common Stock over which such persons have voting power to approve this Agreement and the Merger.

   F. Concurrently with the execution of this Agreement and as an inducement to Company to enter into this Agreement, certain affiliates of Parent have on the date hereof entered into Voting Agreements in the form attached hereto as Exhibit F (the "Voting Agreements") pursuant to which they have agreed, among other things, to vote the shares of Parent Common Stock over which such persons have voting power to approve the issuance of shares of Parent Common Stock pursuant to this Agreement.

   NOW, THEREFORE, in consideration of the foregoing, the respective representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

                                   ARTICLE I

                                   THE MERGER

   1.1 The Merger. At the Effective Time (as defined in Section 1.2 below) and upon the terms and subject to the conditions of this Agreement, the Agreement of Merger attached hereto as Exhibit A (the "Agreement of Merger") and the applicable provisions of the California Corporations Code (the "California Corporations Code"), Merger Sub shall be merged with and into Company, the separate corporate existence of Merger Sub shall cease and Company shall continue as the surviving corporation of the Merger. Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the "Surviving Corporation."

   1.2 Closing; Effective Time. Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Section 7.1, the closing of the Merger (the "Closing") shall take place as soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VI or at such other time as the parties hereto may agree (the "Closing Date"). The Closing shall take place at the offices of Brobeck, Phleger & Harrison LLP, Two Embarcadero Place, 2200 Geng Road, Palo Alto, California, or at such other location as the parties hereto may agree. On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing the Agreement of Merger, together with the required officers' certificates, with the Secretary of State of the State of California, in accordance with the relevant provisions of the California Corporations Code (the time of such filing or such later time as may be agreed upon by the parties as set forth in the Merger Agreement being the "Effective Time").

   1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of the California Corporations Code. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

   1.4 Articles of Incorporation; Bylaws.

   (a) At the Effective Time, the Articles of Incorporation of Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended as provided by the California Corporations Code and such Articles of Incorporation; provided, however, that immediately after the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety like the Articles of Incorporation of Merger Sub with
Article I of the Articles of Incorporation amended to read as follows: "The name of the corporation is Sandpiper Networks, Inc."

   (b) At the Effective Time, the Bylaws of Company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended; provided, however, that immediately after the Effective Time the Bylaws of the Surviving Corporation shall be amended and restated in their entirety so as to read like the Bylaws of Merger Sub.

   1.5 Directors and Officers. At the Effective Time, (a) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified, and (b) the officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

   1.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the following securities:

   (a) Conversion of Company Capital Stock. Subject to adjustment pursuant to
Section 1.6(f) below and subject to the other terms and conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of Company ("Company Capital Stock"), each share of Company Capital Stock outstanding immediately prior to the Effective Time (other than shares, if any, held by persons who shall have perfected, and not withdrawn or otherwise forfeited at or prior to the Effective Time, dissenters' or appraisal rights in accordance with the California Corporations Code ("Dissenting Shares")) shall be converted into and exchanged for the right to receive 1.0727 shares of Parent Common Stock (the "Exchange Ratio").

   (b) Cancellation of Company Capital Stock Owned by Parent, Merger Sub or Company. At the Effective Time, all shares of Company Capital Stock that are owned by Company as treasury stock, and each share of Company Capital Stock (if any) owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent or of Company immediately prior to the Effective Time, shall be canceled and extinguished without any conversion thereof.

   (c) Options and Warrants.

     (i) At the Effective Time, the Company Stock Option Plan, as amended (the "Company Stock Option Plan"), and all options outstanding under the Company Stock Option Plan immediately prior to the Effective Time ("Company Options"), whether vested or unvested, shall be assumed by Parent and thereafter constitute the right to receive options to purchase such number of shares of Parent Common Stock determined in accordance with this Section 1.6(c).

     (ii) Each such option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the Company Stock Option Plan and the applicable stock option agreement as in effect immediately prior to the Effective Time, except that
  (i) such option will be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the next whole cent.

     (iii) At the Effective Time, each warrant to acquire shares of Company Capital Stock (each a "Company Warrant") outstanding immediately prior to the Effective Time shall be converted and exchanged for warrants to purchase such number of shares of Parent Common Stock as shall be equal to the product of (a) the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrants immediately prior to the Effective Time and (b) the Exchange Ratio, such product to be rounded down to the next whole number of shares of Parent Common Stock. The per share exercise price of each Company Warrant shall equal the quotient obtained by dividing (a) the per share exercise price of the Company Warrant at which such warrant was exercisable immediately prior to the Effective Time by (b) the Exchange Ratio rounded up to the next whole cent.

   (d) Unvested Company Common Stock. If any shares of Company Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under the Company Stock Option Plan, any applicable restricted stock purchase agreement, or other agreement with Company or under which Company has any rights, then (unless such condition terminates by virtue of the Merger pursuant to the express terms of such agreement) the shares of Parent Common Stock issued in exchange for such shares of Company Common Stock will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Parent Common Stock may accordingly bear any appropriate legends. Company shall take all action that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.

   (e) Capital Stock of Merger Sub. At the Effective Time, each share of common stock, no par value per share, of Merger Sub ("Merger Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $.001 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

   (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be appropriately adjusted to reflect the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Capital Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock or Company Capital Stock occurring after the date hereof and prior to the Effective Time and of any increase in the number of shares of Company Common Stock or Parent Common Stock outstanding resulting from any failure of Section 2.2 or Section 3.2 to be correct on the date hereof or any failure by Company to comply with its covenants under Section 4.2 of this Agreement or any failure by Parent to comply with its covenants under Section 4.3 of this Agreement, so as to provide Parent and shareholders of Company the same economic effect as contemplated by this Agreement prior to such stock split, reverse split, stock dividend, reorganization, recapitalization, like change or increase.

   (g) Fractional Shares. No fraction of a share of Parent Common Stock will be issued, but in lieu thereof each holder of shares of Company Capital Stock who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock to be received by such holder) shall receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by
(ii) the average of the closing bid prices for a share of Parent Common Stock as quoted on the Nasdaq National Market for the twenty (20) trading days immediately preceding (but not including) the last full trading day prior to date on which the Effective Time occurs (the "Closing Market Value").

   (h) Dissenters' Rights. Any Dissenting Shares shall not be converted into Parent Common Stock but shall instead be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California Corporations Code. Company agrees that, except with the prior written consent of Parent, or as required under the California Corporations Code, it will not voluntarily make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares ("Dissenting Shareholder") who, pursuant to the provisions of California law, becomes entitled to payment of the fair value for shares of Company Capital Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). If, after the Effective Time, any Dissenting Shares shall lose their status as Dissenting Shares, Parent shall issue and deliver, upon surrender by such shareholder of certificate or certificates representing shares of Company Capital Stock, the number of shares of Parent Common Stock to which such shareholder would otherwise be entitled under this Section 1.6 less the number of shares allocable to such shareholder that have been deposited in the Escrow Fund (as defined below) in respect of such shares of Parent Common Stock pursuant to Section 1.7 and Article VIII hereof.

   1.7 Surrender of Certificates.

   (a) Exchange Agent. Parent's transfer agent or another institution selected by Parent and reasonably acceptable to Company shall act as exchange agent (the "Exchange Agent") in the Merger.

   (b) Parent to Provide Common Stock and Cash. Promptly after the Effective Time, Parent shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Parent may adopt, (i) the shares of Parent Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Company Capital Stock outstanding immediately prior to the Effective Time less the number of shares of Parent Common Stock to be deposited into an escrow fund (the "Escrow Fund") pursuant to the requirements of Article VIII and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g).

   (c) Exchange Procedures. Promptly after the Effective Time, Parent shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Company Capital Stock, whose shares were converted into the right to receive shares of Parent Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Parent Common Stock less the number of shares of Parent Common Stock to be deposited in the Escrow Fund on such holder's behalf pursuant to Article VIII hereof and payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Company Capital Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Parent Common Stock into which such shares of Company Capital Stock shall have been so converted and the right to receive an amount of cash in lieu of the issuance of any fractional shares in accordance with Section
1.6. As soon as practicable after the Effective Time, and subject to and in accordance with the provisions of Article VIII hereof, Parent shall cause to be distributed to the Escrow Agent (as defined in Article VIII hereof) a certificate or certificates representing ten percent (10%) of the Merger Shares which shall be registered in the name of the Escrow Agent as nominee for the holders of Certificates cancelled pursuant to this Section 1.7. Such shares shall be beneficially owned by such holders and shall be held in escrow and shall be available to compensate Parent for certain damages as provided in
Article VIII hereof. To the extent not used for such purposes, such shares shall be released, all as provided in Article VIII hereof.

   (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.7(d)) with respect to such shares of Parent Common Stock.

   (e) Transfers of Ownership. If any certificate for shares of Parent Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Parent Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

   (f) No Liability. Notwithstanding anything to the contrary in this Section 1.7, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

   (g) Dissenting Shares. The provisions of this Section 1.7 shall also apply to Dissenting Shares that lose their status as such, except that the obligations of Parent under this Section 1.7 shall commence on the date of loss of such status and the holder of such shares shall be entitled to receive in exchange for such shares the number of shares of Parent Common Stock to which such holder is entitled pursuant to Section 1.6 hereof.

   1.8 No Further Ownership Rights in Company Capital Stock. All shares of Parent Common Stock issued upon the surrender for exchange of shares of Company Capital Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Capital Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

   1.9 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Parent Common Stock (and cash in lieu of fractional shares) as may be required pursuant to
Section 1.6; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

   1.10 Tax Consequences. It is intended by the parties hereto that the Merger shall constitute a "reorganization" within the meaning of Section 368 of the Code.

   1.11 Withholding. Each of the Surviving Corporation, Parent and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Capital Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld by the Surviving Corporation, Parent or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Capital Stock in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

   1.12 Exemption from Registration; California Permit; Registration Rights.

   (a) The shares of Parent Common Stock to be issued in the Merger will be issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), by reason of Section 3(a)(10) thereof or, pursuant to Section 1.12(b), pursuant to a registration statement on Form S-4 or by reason of Section 4(2) of the Securities Act and SEC rules and regulations promulgated thereunder. Subject to the provisions of Section 5.1(c), the shares of Parent Common Stock to be issued in the Merger will be qualified under the California Corporations Code, pursuant to Section 25121 thereof, after a fairness hearing has been held pursuant to the authority granted by Section 25142 of such law, and (if deemed necessary by Parent in its good faith judgment) such fairness hearing shall also address the assumption by Parent of all Company Options pursuant to this Agreement. Parent and Company shall each use all requisite commercially reasonable efforts (i) to file, as promptly as practicable following the execution and delivery of this Agreement an application for issuance of a permit pursuant to Section 25121 of the California Corporations Code to issue such securities (and, if deemed necessary by Parent in its good faith judgment, to assume such Company Options) (the "California Permit") and (ii) to obtain the California Permit as promptly as practicable.

   (b) In the event that the California Permit cannot be obtained within a reasonable time or without the imposition of burdensome conditions, then, at Parent's election and with the consent of Company (which shall not be unreasonably withheld), Parent and Company shall use commercially reasonable efforts to effect the issuance of the shares of Parent Common Stock to be issued in the Merger (x) pursuant to a registration statement on Form S-4 or
(y) subject to receipt of all required approvals pursuant to Section 1.12(c), in a private placement pursuant to Section 4(2) of the Securities Act and SEC rules and regulations promulgated thereunder, on terms and conditions (including rights for the registration of such shares on Form S-3) that are reasonably satisfactory to Parent and Company. The parties hereto acknowledge and agree that in the event of such a private placement: (i) as a condition to effecting such issuance as a private placement pursuant to Section 4(2) of the Securities Act, Parent shall be entitled to obtain from each shareholder of Company a Shareholder Representation Agreement in the form attached hereto as Exhibit D (or such other form as shall be reasonably satisfactory to Parent and Company) and that Parent will be relying upon the representations made by each shareholder of Company in the applicable Shareholder Representation Agreement in connection with the issuance of Parent Common Stock to such shareholder,
(ii) the shares of Parent Common Stock so issued pursuant to Section 1.6 will not be registered under the Securities Act and will constitute "restricted securities" within the meaning of the Securities Act; and (iii) the certificates representing the shares of Parent Common Stock shall bear appropriate legends to identify such privately placed shares as being restricted under the Securities Act, to comply with applicable state securities laws and, if applicable, to notice the restrictions on transfer of such shares.

   (c) Subject to receipt of all required approvals pursuant to the Amended and Restated Investors' Rights Agreement (the "Investors' Rights Agreement") dated as of February 19, 1999 among Parent and the securityholders of Parent identified therein, at the Closing, Parent shall execute and deliver a Declaration of Registration Rights in the form attached hereto as Exhibit B.

   1.13 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Company, the officers and directors of Company immediately prior to the Effective Time are fully authorized to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                   REPRESENTATIONS AND WARRANTIES OF COMPANY

   Except as disclosed in that section of the document of even date herewith delivered by Company to Parent prior to the execution and delivery of this Agreement (the "Company Disclosure Schedule") corresponding to the Section of this Agreement to which any of the representations and warranties specifically relate or as disclosed in another section of the Company Disclosure Schedule if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of this Agreement, Company hereby represents and warrants to each of Parent and Merger Sub as follows:

   2.1 Organization, Standing and Power. Each of Company and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Company has the corporate power to own its properties and to carry on its business as now being conducted and as currently proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which it is required by law to be so qualified and in good standing. Company has made available to Parent a true and complete copy of the certificate or articles of incorporation or other charter or organizational documents, each as amended, of Company and each of its subsidiaries. Neither Company nor any of its subsidiaries is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended. Neither Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity. All of the outstanding shares of capital stock and voting securities of each of Company's subsidiaries owned, directly or indirectly, by Company are duly authorized, validly issued, fully paid and nonassessable, and those shares of capital stock and voting securities of each of Company's subsidiaries owned by Company, directly or indirectly, are free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Company or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities.

   2.2 Capital Structure. The authorized capital stock of Company consists solely of 40,000,000 shares of Company Common Stock, par value $0.001 per share, of which 6,967,575 shares are issued and outstanding, and 15,912,675 shares of Preferred Stock, par value $0.001 per share, of which 9,885,981 shares have been designated Series A Preferred Stock, 9,607,141 shares of which are issued and outstanding and of which 6,026,694 shares have been designated Series B Preferred Stock, 4,820,628 shares of which are issued and outstanding. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities, other than pursuant to the exercise of warrants to acquire Company Capital Stock and pursuant to the exercise of Company Options outstanding under the Company Stock Option Plan. Section 2.2 of the Company Disclosure Schedule sets forth a true and complete list (including numbers of shares and/or rights) of holders of Company's capital stock and voting securities, and any persons with rights to acquire Company's capital stock and voting securities, which list will be promptly updated from time to time prior to Closing to reflect any changes thereto (which changes are in any event subject to the restrictions imposed under Section 4.2 below). All outstanding shares of Company Capital Stock are duly authorized, validly issued, fully paid and non-assessable and are free and clear of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws, each as amended, of Company or any agreement to which Company is a party or by which it is bound. Company has reserved 22,425 shares of Company Common Stock for issuance upon the exercise of warrants to purchase Company Common Stock with an exercise price of $1.00 per share, Company Warrants to purchase 278,840 shares of Series A Preferred Stock with an exercise price of $0.70 per share, and Company Warrants to purchase 1,206,066 shares of Series B Preferred Stock with an exercise price between $4.46 and $10.00. Company has reserved 7,524,629 shares of Company Common Stock for issuance pursuant to the Company Stock Option Plan, of which 2,392,975 shares have been issued pursuant to option exercises and 2,677,833 shares are subject to outstanding, unexercised options (of which 728,080 such shares are vested). Except for (i) the rights created pursuant to this Agreement, (ii) the outstanding options under the Company Stock Option Plan,
(iii) Company Warrants described above in this Section 2.2, and (iv) Company's right to repurchase any unvested shares under the Company Stock Option Plan, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Company is a party or by which it is bound obligating Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock or voting securities of Company or obligating Company to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for this Agreement, there are no contracts, commitments or agreements relating to voting, purchase or sale of Company's capital stock or voting securities (x) between or among Company and any of its securityholders and (y) to Company's knowledge, between or among any of Company's securityholders. None of the outstanding options permit any accelerated vesting or exercisability of those options or the shares of Company Common Stock subject to those options by reason of the Merger or any other transactions contemplated by this Agreement, and the terms of the Company Stock Option Plan and the outstanding option agreements thereunder each permit the Parent's assumption of those options as options to purchase Parent Common Stock as provided in this Agreement, without the consent or approval of the holders of those options, Company's shareholders, or otherwise, and without any acceleration of the options. True and complete copies of all agreements and instruments relating to or issued under the Company Stock Option Plan have been provided to Parent and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form provided to Parent. All outstanding shares of Company Capital Stock and all Company Options and warrants to acquire Company Capital Stock from Company were issued in compliance in all material respects with all applicable federal and state securities laws. Section 2.2 of the Company Disclosure Schedule sets forth all notes, bonds, debentures or other evidences of indebtedness of Company, including the name of the holder, the date of issuance, and the principal amount and interest rate of each such debt, as well as the aggregate amount owed to the holder of each such instrument as of September 30, 1999 (including accrued and unpaid interest, and any premiums).

   2.3 Authority. Company has all requisite corporate power and authority to enter into this Agreement and the other agreements set forth in the exhibits hereto (the "Ancillary Agreements") to which Company is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Ancillary Agreements to which Company is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Company, subject only to the approval of the Merger by Company's shareholders as contemplated by Section 6.1(a). Each of this Agreement and the Ancillary Agreements to which Company is a party has been duly executed and delivered by Company and constitutes the valid and binding obligation of Company enforceable against Company in accordance with its terms, except as enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other similar laws affecting the rights of creditors generally, or (ii) the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement or any Ancillary Agreement by Company does not, and the performance of Company's obligations hereunder or thereunder and the consummation of the transactions contemplated hereby or thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit, or result in any other consequence, under (i) any provision of the certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended, of Company or any of its subsidiaries or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its subsidiaries or any of their respective properties or assets, except in the case of clause (i) for any conflicts, violations, defaults or other occurrences that would not prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission, self-regulatory organization or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Company in connection with the execution and delivery of this Agreement, the performance of Company's obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, except for
(i) the filing of the Agreement of Merger, as provided in Section 1.2, (ii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws or the securities laws of any foreign country, and (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not prevent or materially alter or delay the Merger or any of the other transactions contemplated by this Agreement.

   2.4 Financial Statements. Company has delivered to Parent the audited consolidated financial statements (including, without limitation, balance sheets, statements of operations and statements of cash flows) of Company and its subsidiaries for the fiscal years ended December 31, 1996, 1997 and 1998, and the unaudited consolidated financial statements (including, without limitation, balance sheet, statement of operations and statement of cash flows) of Company and its subsidiaries as at, and for the nine-month period ended September 30, 1999 (collectively, the "Company Financial Statements"). The Company Financial

Statements have been prepared in accordance with generally accepted accounting principles ("GAAP") (except that the financial statements which are not audited do not have notes thereto) applied on a consistent basis throughout the periods indicated and with each other. The Company Financial Statements fairly present the financial condition and operating results of Company as of the dates, and for the periods, indicated therein, subject to normal and recurring year-end audit adjustments. Company maintains and will continue to maintain until the Closing an adequate system of internal financial and accounting controls for Company and its subsidiaries. There has been no change in Company's accounting policies since January 1, 1996 except as described in the notes to the Company Financial Statements.

   2.5 Absence of Certain Changes. Since September 30, 1999 (the "Company Balance Sheet Date"), Company has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on Company; (ii) any acquisition, sale or transfer of any material asset of Company or any of its subsidiaries; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Company or any revaluation by Company of any of its or its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Company, or any direct or indirect redemption, purchase or other acquisition by Company or any of its subsidiaries of any of its shares of capital stock or other securities;
(v) any amendment or change to the certificate or articles of incorporation or bylaws or other charter or organizational documents of Company or any of its subsidiaries; (vi) any material increase in or modification of the compensation or benefits payable or to become payable by Company or any of its subsidiaries to any of its directors or employees, (vii) any acts or omissions of the types restricted by Section 4.2, or (viii) any negotiation or agreement by Company or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (vii) (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

   2.6 Absence of Undisclosed Liabilities. None of Company or any of its subsidiaries has any material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the consolidated balance sheet included in the Company Financial Statements as of the Company Balance Sheet Date (the "Company Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Company Balance Sheet under GAAP, (iii) those incurred in the ordinary course of business consistent with past practice since the Company Balance Sheet Date, and (iv) those incurred in connection with the execution and performance of this Agreement.

   2.7 Litigation. There is no private or governmental action, suit, proceeding, arbitration or to the knowledge of Company, claim or investigation pending or threatened by or before any agency, court or tribunal, foreign or domestic, against Company or any of its subsidiaries or any of their respective properties or officers or directors (in their capacities as such). There is no judgment, decree or order binding upon or against Company or any of its subsidiaries, or, to the knowledge of Company, any of their respective directors or officers (in their capacities as such). As of the date of this Agreement, there is no action, suit, proceeding, claim, arbitration or other litigation that Company has pending or threatened against other parties.

   2.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of Company or any of its subsidiaries, any acquisition of property by Company or any of its subsidiaries or the conduct of business by Company or any of its subsidiaries as currently conducted or as currently proposed to be conducted by Company or any of its subsidiaries.

   2.9 Governmental Authorization. Each of Company and its subsidiaries has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which Company or any of its subsidiaries currently operates or holds any interest in any of its properties or (ii) that is required for the operation of the business of Company or any of its subsidiaries or the holding of any such interest ((i) and (ii) herein collectively called "Company Authorizations"), and all of such Company Authorizations are in full force and effect.

   2.10 Title to Property. Company and its subsidiaries have good and marketable title to all of their respective properties, interests in properties and assets, real and personal, reflected in the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties, interests in properties and assets sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business), or with respect to leased properties and assets, valid leasehold interests in, free and clear of all mortgages, liens, pledges, charges or encumbrances of any kind or character, except (i) the lien of current taxes not yet due and payable, (ii) such imperfections of title, liens and easements as do not and will not materially detract from or interfere with the current use of the properties subject thereto or affected thereby, or otherwise materially impair business operations involving such properties and (iii) liens securing debt which is reflected on the Company Balance Sheet. The plants, property and equipment of Company and its subsidiaries that are used in the operations of their respective businesses are in a state of repair sufficient for Company's and its subsidiaries' current operations. All properties used in the operations of Company and its subsidiaries are reflected in the Company Balance Sheet to the extent GAAP requires the same to be reflected. Section 2.10 of the Company Disclosure
Schedule identifies each parcel of real property owned or leased by Company or any of its subsidiaries.

   2.11 Intellectual Property.

   (a) Company and its subsidiaries own, or are licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, domain names and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and tangible or intangible proprietary information or material ("Intellectual Property") that are used or proposed to be used in the business of Company and its subsidiaries as currently conducted or as proposed to be conducted by Company and its subsidiaries. Neither Company nor any of its subsidiaries has (i) licensed any of its Intellectual Property in source code form to any party or (ii) entered into any exclusive agreements relating to its Intellectual Property with any party.

   (b) Section 2.11 of the Company Disclosure Schedule lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, and all copyrights, domain names and maskworks which are registered or as to which registration has been applied for, included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Company or any of its subsidiaries is a party and pursuant to which any person is authorized to use any Intellectual Property except for Company's standard form non-exclusive licenses and sublicenses contained in purchase orders, and (iii) all material licenses, sublicenses and other agreements as to which Company or any of its subsidiaries is a party and pursuant to which Company or any of its subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software ("Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any product of Company or any of its subsidiaries as of the date of this Agreement.

   (c) To Company's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Company or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Company or any of its subsidiaries, by any third party, including any employee or former employee of Company or any of its subsidiaries. Neither Company nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business.

   (d) Neither Company nor any of its subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the Ancillary Agreements or the performance of any of their obligations under this Agreement or the Ancillary Agreements, in breach of any license, sublicense or other agreement relating to any Intellectual Property or Third Party Intellectual Property Rights.

   (e) All patents, registered trademarks, service marks and copyrights held by Company or any of its subsidiaries are valid and subsisting. Neither Company nor any of its subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, (ii) has any knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party or
(iii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

   (f) Each of Company and its subsidiaries has secured written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Company and its subsidiaries do not already own by operation of law, and Company has no reason to believe that any such assignment is not valid or binding.

   (g) Each of Company and its subsidiaries has taken reasonable steps consistent with prevailing industry practice to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Company or any of its subsidiaries by or to a third party has, to the knowledge of Company, been pursuant to the terms of a written agreement between Company and such third party. All use, disclosure or appropriation of Confidential Information not owned by Company or any of its subsidiaries has been pursuant to the terms of a written agreement between Company and the owner of such Confidential Information, or is otherwise lawful.

   2.12 Environmental Matters.

   (a) The following terms shall be defined as follows:

     (i) "Environmental Laws" shall mean any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants.

     (ii) "Hazardous Materials" shall mean any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental Laws.

     (iii) "Property" shall mean all real property leased or owned by Company or any of its subsidiaries either currently or in the past.

     (iv) "Facilities" shall mean all buildings and improvements on the Property of Company or any of its subsidiaries.

   (b) (i) To the knowledge of Company, no methylene chloride or asbestos is contained in or has been used at or released from the Facilities; (ii) to the knowledge of Company, all Hazardous Materials and wastes have been disposed of in accordance with all Environmental Laws; (iii) neither Company nor any of its subsidiaries has received any notice (verbal or written) of any noncompliance of the Facilities or its past or present operations with Environmental Laws;
(iv) no administrative actions or suits are pending or, to the knowledge of Company, threatened against Company or any of its subsidiaries relating to a violation of any Environmental Laws; (v) neither Company nor any of its subsidiaries is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), or state analog statute, arising out of events occurring at or prior to the Effective Time; (vi) neither Company nor any subsidiary has received any written or verbal notice that there has been in the past, or is now, any Hazardous Materials on, under or migrating to or from the Facilities or Property; (vii) to Company's knowledge, there have not been in the past, and are not now, any underground tanks or underground improvements at, on or under the Property including without limitation, treatment or storage tanks, sumps, or water, gas or oil wells; (viii) to Company's knowledge, there are no polychlorinated biphenyls
(PCBs) deposited, stored, disposed of or located on the Property or Facilities or any equipment on the Property containing PCBs at levels in excess of 50 parts per million; (ix) to Company's knowledge, there is no formaldehyde on the Property or in the Facilities, nor any insulating material containing urea formaldehyde in the Facilities, the presence of which could reasonably be expected to result in a liability to Company; (x) the Facilities and Company's and its subsidiaries' uses and activities therein have at all times complied with all Environmental and Safety Laws; and (xi) Company and its subsidiaries have all the permits and licenses required to be issued under Federal, State or local laws regarding Environmental and Safety Laws and are in full compliance with the terms and conditions of those permits.

   2.13 Taxes. Company and its subsidiaries, and any consolidated, combined, unitary or aggregate group for Tax (as defined below) purposes of which Company is or has been a member, have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. The Company Financial Statements, as of September 30, 1999, reflect any unpaid taxes of Company and its subsidiaries in periods through such date, to the extent such are shown as being due on any Tax Returns. Neither Company nor any of its subsidiaries has accrued any material tax liabilities for periods after September 30, 1999. There is (i) no claim for Taxes that is a lien against the property of Company or any of its subsidiaries or is being asserted against Company or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no audit of any Tax Return of Company or any of its subsidiaries being conducted or threatened by a Tax authority, (iii) no extension of the statute of limitations on the assessment of any Taxes granted by Company and currently in effect, and
(iv) no agreement, contract or arrangement to which Company or any of its subsidiaries is a party that may result in the payment of any amount that would not be deductible by reason of Sections 280G (other than agreements or arrangements for which shareholder approval meeting the requirements of
Section 280G(b)(5)(B) will be obtained prior to the Closing) or 404 of the Code. Company and its subsidiaries have not been and will not be required to include any material adjustment in Taxable income for any Taxable period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Merger. Neither Company nor any of its subsidiaries has filed or will file any consent to have the provisions of paragraph 341(f)(2) of the Code (or comparable provisions of any state Tax laws) apply to Company or any of its subsidiaries. Neither Company nor any of its subsidiaries is now or has ever been a party to any Tax sharing or Tax allocation agreement. Neither Company nor any of its subsidiaries has filed any disclosures under Section 6662 or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Tax Return. Neither Company nor any of its subsidiaries has ever been a member of a consolidated, combined or unitary group of which Company was not the ultimate parent corporation. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form (including, without limitation, estimated Tax Returns and reports, withholding Tax Returns and reports and information reports and returns) required to be filed with respect to Taxes. Each of Company and its subsidiaries is in compliance in all material respects with all terms and conditions of any Tax exemptions or other Tax-sparing agreement or order of a foreign government, and the consummation of the Merger shall not materially impair the continued validity and effectiveness of any such Tax exemptions or other Tax-sparing agreement or order.

Target and each of its subsidiaries have in their possession receipts for any Taxes paid to foreign Tax authorities. Neither Target nor any of its subsidiaries has been a "United States real property holding corporation" within the meaning of Section 897 of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

   2.14 Employee Benefit Plans.

   (a) Section 2.14 of the Company Disclosure Schedule contains a true and complete list, with respect to Company, its subsidiaries and any trade or business (whether or not incorporated) which is treated as a single employer with Company (an "ERISA Affiliate") within the meaning of Section 414(b), (c),
(m) or (o) of the Code, of (i) all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a non-officer employee in excess of ten thousand dollars ($10,000), and loans to officers and directors, (iii) any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code Section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iv) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (v) other material fringe or employee benefit plans, programs or arrangements that apply to senior management of Company and that do not generally apply to all employees, and (vi) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Company of greater than ten thousand dollars ($10,000) remain for the benefit of, or relating to, any present or former employee, consultant or director of Company or any of its subsidiaries (together, the "Company Employee Plans").

   (b) Company has furnished to Parent a copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and any employee communications that are materially inconsistent with the terms of the written Company Employee Plan relating thereto) and has, with respect to each Company Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has (i) obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, (ii) has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, or (iii) has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer, or (iv) the deadline for filing an application for a determination letter has not yet expired. Company has also furnished Parent with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Company Employee Plan subject to Code Section 401(a). Company has also furnished Parent with all registration statements and prospectuses prepared in connection with each Company Employee Plan.

   (c) (i) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and
Section 4975 of the Code, with respect to any Company Employee Plan; (iii) each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Company, its subsidiaries and each ERISA Affiliate have performed all obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (iv) neither Company nor any of its subsidiaries or ERISA Affiliates is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans; (v) all material contributions required to be made by Company or ERISA Affiliate to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years; (vi) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to
Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 or ERISA has occurred; (vii) no Company Employee Plan is covered by, and neither Company nor any ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code; and (viii) each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, and applicable law without liability to Parent (other than the expense associated with full vesting of employer contributions and the ordinary administrative expenses typically incurred in a termination event). With respect to each Company Employee Plan subject to ERISA as either an employee pension plan within the meaning of
Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of
Section 3(1) of ERISA, Company has, in all material respects, prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has, in all material respects, properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Employee Plan. No suit, administrative proceeding, action or other litigation has been brought or, to the knowledge of Company, is threatened, against or with respect to any such Company Employee Plan, including any audit or inquiry by the Internal Revenue Service or United States Department of Labor. No payment or benefit which will or may be made by Company or any of its subsidiaries to any Employee will be characterized as an "excess parachute payment" within the meaning of Section 280G(b)(1) of the Code.

   (d) With respect to each Company Employee Plan, Company has complied with
(i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") and the regulations (including proposed regulations) thereunder, (ii) the applicable requirements of the Family and Medical Leave Act of 1993 and the regulations thereunder, and (iii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations (including proposed regulations) thereunder.

   (e) The consummation of the transactions contemplated by this Agreement or any Ancillary Agreement in and of themselves will not (i) entitle any current or former employee of or other service provider to Company, any of its subsidiaries or any other ERISA Affiliate to severance benefits or any other payment, except as expressly provided in this Agreement or the Ancillary Agreements, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or service provider, except as provided in Section 2.14 of the Company Disclosure Schedule.

   (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Company, any of its subsidiaries or any other ERISA Affiliate relating to, or change in participation or coverage under, any Company Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Company's financial statements.

   (g) Neither Company nor any of its subsidiaries currently maintain, sponsor, participate in or contribute to, nor has any of them ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) which is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

   (h) Neither Company, any of its subsidiaries nor any other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

   2.15 Certain Agreements Affected by the Merger. Subject to Section 1.6, neither the execution and delivery of this Agreement or any Ancillary Agreements nor the performance of any of Company's obligations hereunder or thereunder or the consummation of the transaction contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Company, (ii) materially increase any benefits otherwise payable by Company or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

   2.16 Employee Matters. Each of Company and its subsidiaries is in compliance in all material respects with all currently applicable laws and regulations respecting employment, discrimination in employment, terms and conditions of employment, wages, hours and occupational safety and health and employment practices, and is not engaged in any unfair labor practice. Each of Company and its subsidiaries has withheld all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees; and is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing. Neither Company nor any of its subsidiaries is liable for any payment to any trust or other fund or to any governmental or administrative authority, with respect to unemployment compensation benefits, social security or other benefits (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material pending claims against Company or any of its subsidiaries under any workers compensation policy or for long term disability. There are no material controversies pending or, to the knowledge of Company, threatened, between Company or any of its subsidiaries, on one hand, and any of their employees, on the other hand, which controversies have resulted in an action, suit, arbitration or investigation before any agency, court or tribunal, foreign or domestic. Neither Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract nor does Company know of any activities of any labor union to organize any such employees. To Company's knowledge, no employees of Company or any of its subsidiaries are in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Company or any of its subsidiaries because of the nature of the business conducted or presently proposed to be conducted by Company or any of its subsidiaries or to the use of trade secrets or proprietary information of others. Except as set forth in
Section 2.16 of the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to or bound by any employment contract with any of its officers or other employees. No key employee of Company or any of its subsidiaries, other than any employee whose duties are primarily secretarial or clerical, has given notice to Company or any of its subsidiaries, nor is Company otherwise aware, that any such employee intends to terminate his or her employment with Company or any of its subsidiaries.

   2.17 Interested Party Transactions. Neither Company nor any of its subsidiaries is indebted to any director, officer, employee or agent of Company or any such subsidiary (except for amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses), and no such person is indebted to Company or any of its subsidiaries.

   2.18 Insurance. Company and its subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by persons conducting business or owning assets similar to those of Company and its subsidiaries. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and Company or the applicable subsidiary is otherwise in compliance with the terms of such policies and bonds. Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

   2.19 Compliance With Laws. Each of Company and its subsidiaries has complied, and is in compliance, in all material respects with all applicable federal, state, local, foreign and self-regulatory laws, statutes, rules and regulations. Each of Company and its subsidiaries has, and is in compliance in all material respects with, all Company Authorizations necessary to conduct its business or to own and operate its assets.

   2.20 Minute Books. The minute books of Company and its subsidiaries made available to Parent contain a fair summary of all meetings or actions by written consent of directors and shareholders since the time of incorporation of Company and its subsidiaries, and reflect all transactions referred to in such minutes accurately in all material respects.

   2.21 Accounts Receivable. Subject to any reserves set forth in the Company Financial Statements, the accounts receivable shown on the Company Financial Statements represent and will represent bona fide claims against debtors for sales and other charges, and are not subject to discount except for normal cash and immaterial trade discounts. The amount carried for doubtful accounts and allowances disclosed in the Company Financial Statements is sufficient to provide for any losses which may be sustained on realization of the receivables.

   2.22 Customers and Suppliers. No customer which individually accounted for more than five percent (5%) of Company's consolidated gross revenues during the 12-month period preceding the date hereof, and no supplier of Company or any of its subsidiaries, has canceled or otherwise terminated, or made any written threat to Company or any of its subsidiaries to cancel or otherwise terminates, its relationship with Company or any of its subsidiaries, or has decreased materially its services or supplies to Company or any of its subsidiaries in the case of any such supplier, or its usage of the services or products of Company or any of its subsidiaries in the case of such customer, and to Company's knowledge, no such supplier or customer intends to cancel or otherwise terminate its relationship with Company or any of its subsidiaries or to decrease materially its services or supplies to Company or any of its subsidiaries or its usage of the services or products of Company or any of its subsidiaries, as the case may be.

   2.23 Material Contracts. As of the date of this Agreement, except for the material contracts described in Section 2.23 of the Company Disclosure Schedule, neither Company nor any of its subsidiaries is a party to or bound by any material contract or agreement (a "Material Contract"), including without limitation:

   (a) any distributor, sales, advertising, agency or similar contract involving in the case of any such contract more than $100,000 in payments by or to Company or any of its subsidiaries;

   (b) any continuing contract for the purchase of materials, supplies, equipment or services involving in the case of any such contract more than $100,000 over the term of the contract;

   (c) any contract that expires or may be renewed at the option of any person other than Company so as to expire more than one year after the date of this Agreement;

   (d) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

   (e) any contract for capital expenditures in excess of $100,000 in the aggregate;

   (f) any contract limiting the freedom of Company or any of its subsidiaries to engage in any line of business or to compete with any other person as that term is defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any confidentiality, secrecy or non-disclosure contract;

   (g) any contract pursuant to which Company or any of its subsidiaries is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property for more than $100,000 over the term of the contract;

   (h) any contract with any person with whom Company or any of its subsidiaries does not deal at arm's length within the meaning of the Code; or

   (i) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person.

   2.24 No Breach of Material Contracts. Each of Company and its subsidiaries has performed all of the material obligations required to be performed by it and is entitled to all accrued benefits under, and, to Company's knowledge, is not alleged to be in default in any material respect of any Material Contract. Each of the Material Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or any of its subsidiaries or to Company's knowledge with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Material Contract. Company has provided true and complete copies of all Material Contracts to Parent.

   2.25 Year 2000 Compliance. "Year 2000 Compliant" (or, as the context may require, "Year 2000 Compliance") means that any particular hardware or software will: (i) process date data from at least the years 1900 through 2101, or involving date information from more than one century, without error, interruption, malfunction, corruption, ceasing to function, generating incorrect data or otherwise producing incorrect results or adversely impacting current or future operations; (ii) maintain functionality with respect to the introduction, processing and output of records containing dates falling on or after January 1, 2000; and (iii) support numeric and date transitions from the twentieth century to the twenty-first century, and back (including, without limitation, all calculations, aging, reporting, printing, displays, reversals, disaster and vital records recoveries) without error, interruption, malfunction, corruption, ceasing to function, generating incorrect data or otherwise producing incorrect results or adversely impacting current or future operations.

   (a) All of Company's and its subsidiaries' products and services (including products sold to date, products currently being sold or future products), both individually and when operating in conjunction with all other systems, products or services with which they are designed to interface (assuming such other systems, products or services are Year 2000 Compliant), and all material computer software and hardware (including, without limitation, microcode, firmware, system and application programs, files, databases, computer services and microcontrollers, including those embedded in computer and noncomputer equipment) contained in Company's and its subsidiaries' products or services (including products and services sold to date, products and services currently being sold or future products and services) are Year 2000 Compliant.

   (b) All of Company's and its subsidiaries' internal computer systems are, both individually and in conjunction with all other systems with which they interface (assuming such other systems, products or services are Year 2000 Compliant), Year 2000 Compliant.

   (c) Each of Company and its subsidiaries has made inquiries of its key suppliers of services and products and, to knowledge of Company, neither Company nor any of its subsidiaries is relying on the products or services of any third party whose systems, products or services are not Year 2000 Compliant.

   (d) Company does not have any material expenses or other material liabilities associated with securing Year 2000 Compliance, or making contingency arrangements to address Year 2000 Compliance issues, with respect to Company's or its subsidiaries' products or services (including products and services sold to date, products and services currently being sold or future products and services), internal computer systems or the computer systems of Company's or its subsidiaries' key suppliers or customers.

   (e) Neither Company nor any of its subsidiaries has made any representations or warranties specifically relating to the ability of any product or service sold, licensed, rendered, or otherwise provided by Company or its subsidiaries in the conduct of its business to be Year 2000 Compliant.

   2.26 Export Control Laws. Each of Company and its subsidiaries has conducted its export transactions in accordance with applicable provisions of United States export control laws and regulations, including but not limited to the Export Administration Act and implementing Export Administration Regulations.

   2.27 Product Releases. Company has provided Acquiror a schedule of product releases, which schedule is attached hereto as Section 2.27 of the Company Disclosure Schedule. Company has a good faith reasonable belief that it can achieve the release of products on the schedule described in
Section 2.27 of the Company Disclosure Schedule and is not currently aware of any change in its circumstances or other fact that has occurred that would cause it to believe that it will be unable to meet such release schedule. Notwithstanding the foregoing, Acquiror acknowledges that there may be events beyond the control of Company that may cause it to be unable to meet such release schedule and that Company makes no representations with respect thereto.

   2.28 Complete Copies of Materials. Company has delivered or made available to Parent true and complete copies of each material document that has been requested in writing by, Parent or its counsel in connection with their legal, financial and accounting review of Company and its subsidiaries.

   2.29 Shareholder Agreement; Irrevocable Proxies. Holders of more than 50% of the issued and outstanding Company Common Stock, more than 50% of the issued and outstanding Company Series A Preferred Stock, more than 50% of the issued and outstanding Company Series B Preferred Stock and more than 50% of the issued and outstanding Company Capital Stock, have signed and delivered to Parent Shareholder Agreements in the form of Exhibit C hereto and irrevocable proxies and market standoff letter agreements in the forms annexed thereto (the "Irrevocable Proxies" and the "Market Standoff Agreements," respectively) and have agreed in writing to vote for approval of the Merger and the transactions contemplated thereby pursuant to such Shareholder Agreements and Irrevocable Proxies. Schedule 2.29 to this Agreement sets forth the names and number of shares held by each of the Holders who have signed and delivered such Shareholder Agreement.

   2.30 Vote Required. The affirmative vote of the holders of more than fifty percent (50%) of the shares of Company Common Stock and each series of Company Preferred Stock outstanding on the record date set for the Company Shareholders Meeting is the only vote of the holders of any of Company's Capital Stock necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

   2.31 Board Approval. The Board of Directors of Company has unanimously (i) approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) determined that the Merger is advisable and on terms fair to, and is in the best interests of, the shareholders of Company and (iii) recommended that the shareholders of Company approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement.

   2.32 Tax Treatment. Neither Company nor, to Company's knowledge, any of its directors or officers has taken any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. Neither Company nor, to Company's knowledge, any of its affiliates or agents is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

   2.33 Information Statement and Proxy Statement. The information supplied by Company for inclusion in the information statement (as amended or supplemented, the "Information Statement") to be sent to the shareholders of Company in connection with the meeting of Company's shareholders to consider and vote upon this Agreement, the Merger and the other transactions contemplated hereby (the "Company Shareholders Meeting") or in the proxy statement (as amended or supplemented, the "Proxy Statement") to be sent to the stockholders of Parent in connection with the meeting of Parent's stockholders to consider and vote upon the issuance of Parent Common Stock pursuant to this Agreement (the "Parent Stockholders Meeting") or in any registration statement on Form S-4 or S-3 pursuant to Section 1.12 of this Agreement, shall not, on the date the Information Statement (or prospectus in the event of a registration statement on Form S-4) is first sent to Company's shareholders or on the date the Proxy Statement is first sent to Parent's stockholders (as the case may be) , at the time of the Company Shareholders Meeting or the Parent's Stockholders Meeting (as the case may be), or at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to matters to be voted on at the Company Shareholders Meeting or the Parent Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Company which should be set forth in a supplement to the Information Statement or the Proxy Statement, Company shall promptly inform Parent. Notwithstanding the foregoing, Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub which is contained in the Information Statement or the Proxy Statement. The information supplied by Company for inclusion in the application for issuance of a California Permit pursuant to which the shares of Parent Common Stock to be issued in the Merger and the Company Options to be assumed in the Merger will be qualified under the California Corporations Code (the "Permit Application") shall not at the time the fairness hearing is held pursuant to Section 25142 of the California Corporations Code and the time the qualification of such securities is effective under Section 25122 of the California Corporations Code contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   2.34 Company Affiliates. Section 2.34 of the Company Disclosure Schedule contains a true and complete list of all persons who, to Company's knowledge, may be deemed to be an "affiliate" within the meaning of Rule 144 and Rule 145 of the Rules and Regulations of the SEC promulgated under the Securities Act for purposes of Accounting Series Releases 130 and 135, as amended (each such person, an "Affiliate" and collectively "Affiliates") of Company.

   2.35 Brokers' and Finders' Fees. Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than as set forth in Section 2.35 of the Company Disclosure Schedule. Company has previously furnished to Parent a complete and correct copy of all agreements between Company and the financial advisors set forth in Section 2.35 of the Company Disclosure Schedule, pursuant to which such firms would be entitled to any payment relating to the Merger.

   2.36 Representations Complete. None of the representations or warranties made by Company herein or in any Schedule hereto, including the Company Disclosure Schedule, or certificate furnished by Company pursuant to this Agreement, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                  ARTICLE III

                    REPRESENTATIONS AND WARRANTIES OF PARENT

   Except as disclosed in that section of the document of even date herewith delivered by Parent to Company prior to the execution and delivery of this Agreement (the "Parent Disclosure Schedule") corresponding to the Section of this Agreement to which any of the following representations and warranties specifically relate or as disclosed in another section of the Parent Disclosure
Schedule if it is reasonably apparent on the face of the disclosure that it is applicable to another Section of this Agreement, or as disclosed in the statements, reports, registration statements (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statements, and other filings filed with the Securities and Exchange Commission (the "SEC") by Parent on or prior to the date hereof (collectively, the "Parent SEC Documents"), Parent hereby represents and warrants to Company as follows:

   3.1 Organization, Standing and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Parent and Merger Sub has the corporate power and authority to enter into this Agreement and the Ancillary Agreements, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Parent has no material subsidiaries.

   3.2 Capital Structure.

   (a) The authorized capital stock of Parent consists of 100,000,000 shares of Common Stock, $0.001 par value per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share, of which there were issued and outstanding as of the close of business on June 30, 1999, 35,935,627 shares of Common Stock and no shares of Preferred Stock. All outstanding shares of Parent have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable. Parent has reserved 7,544,000 shares of Parent Common Stock for issuance pursuant to the Parent Stock Option Plan, of which 1,476,351 shares have been issued pursuant to option exercises and 3,674,236 shares are subject to outstanding, unexercised options. As of the date of this Agreement, no warrants to purchase shares of Parent Common Stock are outstanding. Except for (i) the rights created pursuant to this Agreement, (ii) the outstanding options under the Parent's stock option plan, and (iii) Parent's right to repurchase any unvested shares under its stock option plan, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Parent is a party or by which it is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock or voting securities of Parent or obligating Parent to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. Except for this Agreement, there are no contracts, commitments or agreement relating to voting, purchase or sale of Parent's capital stock or voting securities (i) between or among Parent and any of its securityholders, and (ii) to Parent's knowledge, between or among any of Parent's securityholders. None of the outstanding options permit any accelerated vesting or exercisability of those options or the shares of Parent Common Stock subject to those options by reason of the Merger or any other transactions contemplated by this Agreement. True and complete copies of all agreements and instruments relating to or issued under Parent's stock option plan have been provided to Company and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form provided to Company. All outstanding shares of Parent Common Stock and all Parent options and warrants to acquire Parent Common Stock from Parent were issued in compliance in all material respects with all applicable federal and state securities laws.

   (b) The authorized capital stock of Merger Sub consists of one thousand (1,000) shares of common stock, no par value per share ("Merger Sub Common Stock"), of which 1000 shares are issued and outstanding. Parent owns directly all the outstanding shares of Merger Sub Common Stock. The outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights.

   3.3 Authority. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub, subject only to the approval by Parent's stockholders of the issuance of the Merger Shares pursuant to this Agreement (the "Parent Stockholder Approval"). This Agreement and each Ancillary Agreement has been duly executed and delivered by each of Parent and Merger Sub, as applicable, and constitutes the valid and binding obligation of each of them, enforceable against each of them in accordance with its terms, except as enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other laws affecting the rights of creditors generally, or (ii) the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless or whether considered in a proceeding in equity or at law. The execution and delivery of this Agreement or any Ancillary Agreement do not, and the performance of Parent's obligations hereunder or thereunder and the consummation of the transactions contemplated hereby or thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit, or result in any other consequence, under (i) any provision of the Certificate of Incorporation or Bylaws of Parent or Merger Sub, as amended, or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent, Merger Sub or their respective properties or assets, except in the case of clause (i) for any conflicts, violations, defaults or other occurrences that would not (A) individually or in the aggregate have a Material Adverse Effect on Parent or any of its subsidiaries or (B) prevent or materially impair or delay the consummation of the Merger or the other transactions contemplated by this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or any Ancillary Agreement by Parent and Merger Sub, the performance of Parent's obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby, except for (i) the filing of the Agreement of Merger, as provided in Section 1.2, (ii) the filing with and clearance by the SEC of the Proxy Statement and such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal or state securities laws or the securities laws of any foreign country, (iii) such filings as may be required under the HSR Act, (iv) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Parent Common Stock issuable upon conversion of the Company Capital Stock in the Merger and upon exercise of the options under the Company Stock Option Plan and warrants assumed by Parent, (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement or the Ancillary Agreements, and (vi) the filing with the SEC of a registration statement on Form S-8, or other applicable form, covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plan assumed by Parent.

   3.4 SEC Documents; Financial Statements. Parent has made available to Company, in the form filed with the SEC (including via EDGAR and EDGAR II), the Parent SEC Documents. As of their respective filing dates, the Parent SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Parent SEC Document. The financial statements of Parent, including the notes thereto, included in the Parent SEC Documents (the "Parent Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in all material respects in accordance with GAAP applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, as permitted by Form 10-Q or Form 8-K of the SEC). The Parent Financial Statements fairly present the consolidated financial condition and operating results of Parent and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments).

   3.5 Absence of Certain Changes. Since June 30, 1999 (the "Parent Balance Sheet Date"), Parent has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on Parent;
(ii) any acquisition, sale or transfer of any material asset of Parent or any of its subsidiaries; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Parent or any revaluation by Parent of any of its or its subsidiaries' assets;
(iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Parent, or any direct or indirect redemption, purchase or other acquisition by Parent or any of its subsidiaries of any of its shares of capital stock or other securities, except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries; (v) any amendment or change to the certificate or articles of incorporation or bylaws or other charter or organizational documents of Parent or any of its subsidiaries; (vi) any acts or omissions of the types restricted by Section 4.3, or (vii) any agreement by Parent or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (vi) (other than negotiations with Company and its representatives regarding the transactions contemplated by this Agreement).

   3.6 Absence of Undisclosed Liabilities. Parent has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the balance sheet included in Parent's Quarterly Report on Form 10-Q for the period ended June 30, 1999 (the "Parent Balance Sheet"), (ii) those incurred in the ordinary course of business and not required to be set forth in the Parent Balance Sheet under GAAP, and (iii) those incurred in the ordinary course of business consistent with past practice since the Parent Balance Sheet Date which have not had and could not reasonably be expected to have a Material Adverse Effect on Parent and (iv) those incurred in connection with the execution and performance of this Agreement.

   3.7 Litigation. There is no private or governmental action, suit, proceeding, arbitration or, to the knowledge of Parent, claim or investigation pending or threatened by or before any agency, court or tribunal, foreign or domestic, against Parent or any of its subsidiaries or any of their respective properties or officers or directors (in their capacities as such). There is no judgment, decree or order against Parent or Merger Sub or any of their respective subsidiaries or, to the knowledge of Parent, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, or materially alter or delay the Merger or any of the other transactions contemplated by this Agreement or any Ancillary Agreement. Section
3.7 of the Parent Disclosure Schedule contains a true and complete list of all actions, suits, proceedings, claims, arbitrations or other litigation that Parent has pending or threatened against other parties as of the date of this Agreement.

   3.8 Restrictions on Business Activities. There is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any current or future business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted or as currently proposed to be conducted by Parent or any of its subsidiaries.

   3.9 Intellectual Property.

   (a) Parent and its subsidiaries own, or are licensed or otherwise possesses legally enforceable rights to use all Intellectual Property that are used or proposed to be used in the business of Parent and its subsidiaries as currently conducted or as proposed to be conducted by Parent and its subsidiaries. Neither Parent nor any of its subsidiaries has (i) licensed any of its Intellectual Property in source code form to any party or (ii) entered into any exclusive agreements relating to its Intellectual Property with any party.

   (b) Section 3.9 of the Parent Disclosure Schedule lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names, service marks, and copyrights, domain names and maskworks which are registered or to which registration has been applied for, included in the Intellectual Property, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all material licenses, sublicenses and other agreements as to which Parent or any of its subsidiaries is a party and pursuant to which any person is authorized to use any Intellectual Property except for Parent's standard form non-exclusive licenses and sublicenses contained in purchase orders, and (iii) all material licenses, sublicenses and other agreements as to which Parent or any of its subsidiaries is a party and pursuant to which Parent or any of its subsidiaries is authorized to use any third party patents, trademarks or copyrights, including software ("Parent Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any product of Parent or any of its subsidiaries as of the date of this Agreement.

   (c) To Parent's knowledge, there is no unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of Parent or any of its subsidiaries, or any Intellectual Property right of any third party to the extent licensed by or through Parent or any of its subsidiaries, by any third party, including any employee or former employee of Parent or any of its subsidiaries. Neither Parent nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in purchase orders or license agreements arising in the ordinary course of business.

   (d) Neither Parent nor any of its subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the Ancillary Agreements or the performance of any of their obligations under this Agreement or the Ancillary Agreements, in breach of any license, sublicense or other agreement relating to any Intellectual Property or Parent Third Party Intellectual Property Rights.

   (e) All patents, registered trademarks, service marks and copyrights held by Parent or any of its subsidiaries are valid and subsisting. Neither Parent nor any of its subsidiaries (i) has been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party, (ii) has any knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party or
(iii) has brought any action, suit or proceeding for infringement of Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party.

   (f) Each of Parent and its subsidiaries has secured written assignments from all consultants and employees who contributed to the creation or development of Intellectual Property of the rights to such contributions that Parent and its subsidiaries do not already own by operation of law, and Parent has no reason to believe that any such assignment is not valid or binding.

   (g) Each of Parent and its subsidiaries has taken reasonable steps consistent with prevailing industry practice to protect and preserve the confidentiality of all Intellectual Property not otherwise protected by patents, patent applications or copyright ("Confidential Information"). All use, disclosure or appropriation of Confidential Information owned by Parent or any of its subsidiaries by or to a third party has, to the knowledge of Parent, been pursuant to the terms of a written agreement between Parent and such third party. All use, disclosure or appropriation of Confidential Information not owned by Parent or any of its subsidiaries has been pursuant to the terms of a written agreement between Parent and the owner of such Confidential Information, or is otherwise lawful.

   3.10 Certain Agreements Affected by the Merger. Subject to Section 1.6, neither the execution and delivery of this Agreement or any Ancillary Agreements nor the performance of any of Parent's obligations hereunder or thereunder or the consummation of the transaction contemplated hereby or thereby will (i) result in any payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Parent, (ii) materially increase any benefits otherwise payable by Parent or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

   3.11 Principal Contracts. Section 3.11 of the Parent Disclosure Schedule sets forth as of the date of this Agreement principal contracts of Parent (each a "Principal Contract") relating to: (i) any trust indenture, mortgage, promissory note, loan agreement or other contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;
(ii) any contract limiting the freedom of Parent or any of its subsidiaries to engage in any line of business or to compete with any other person or entity, or any confidentiality, secrecy or non-disclosure contract; (iii) any contract with any person with whom Parent or any of its subsidiaries does not deal at arm's length within the meaning of the Code. Each of Parent and its subsidiaries has performed all of the material obligations required to be performed by it and is entitled to all accrued benefits under, and, to

Parent's knowledge, is not alleged to be in default in any material respect of any Principal Contract. Each of the Principal Contracts is in full force and effect, and there exists no default or event of default or event, occurrence, condition or act, with respect to Parent or any of its subsidiaries or to Parent's knowledge with respect to the other contracting party, which, with the giving of notice, the lapse of the time or the happening of any other event or conditions, would become a default or event of default under any Principal Contract. Parent has made available true and complete copies of all Principal Contracts to Company.

   3.12 Vote Required; Voting Agreements. The affirmative vote of the holders of more than fifty percent (50%) of the shares of Parent Common Stock outstanding on the record date set for the Parent Stockholders Meeting is the only vote of the holders of any of Parent's capital stock necessary to obtain the Parent Stockholder Approval. Holders of more than forty five percent (45%) in the aggregate of all of the issued and outstanding shares of Parent Common Stock as of the date of this Agreement have agreed in writing to vote for the Parent Stockholder Approval pursuant to the Voting Agreements.

   3.13 Board Approval. The Board of Directors of Parent has (i) approved this Agreement and the issuance of the Merger Shares pursuant to this Agreement,
(ii) determined that the Merger is advisable and on terms fair to, and is in the best interest of, the stockholders of Parent and (iii) recommended that the stockholders of Parent approve the issuance of the Merger Shares pursuant to this Agreement.

   3.14 Information Statement and Proxy Statement. The information supplied by Parent for inclusion in the Information Statement, or in any registration statement on Form S-4 or S-3 pursuant to Section 1.12 of this Agreement, shall not, on the date the Information Statement (or prospectus in the event of a registration statement on Form S-4) is first sent to Company's shareholders or at the time of the Company Shareholders Meeting, contain any statement which at such time is false or misleading with respect to any material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to matters to be voted on at the Company Shareholders Meeting which has become false or misleading. Notwithstanding the foregoing, Parent makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company which is contained in the Information Statement. The information supplied by Parent and Merger Sub for inclusion in the Permit Application shall not, at the time the fairness hearing is held pursuant to Section 25142 of the California Corporations Code and the time the qualification of such securities is effective under Section 25122 of the California Corporations Code, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   3.15 Tax Treatment. Neither Parent nor any of its directors or officers has taken any action that would prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code. Neither Parent nor, to Parent's knowledge, any of its affiliates or agents is aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying under Section 368(a) of the Code.

   3.16 Broker's and Finders' Fees. Parent and Merger Sub have not incurred, nor will they incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than as set forth in Section 3.16 of the Parent Disclosure Schedule. Parent has previously furnished to Company a complete and correct copy of all agreements between Parent and the financial advisors set forth in
Section 3.16 of the Parent Disclosure Schedule, pursuant to which such firms would be entitled to any payment relating to the Merger.

   3.17 Complete Copies of Materials; Representations Complete. Parent has delivered or made available to Company true and complete copies of each material document that has been requested in writing by, Company or its counsel in connection with their legal, financial and accounting review of Parent and its subsidiaries. None of the representations or warranties made by Parent herein or in any Schedule hereto, including the Parent Disclosure Schedule, or certificate furnished by Parent pursuant to this Agreement contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit (when read in conjunction with the Parent SEC Documents) at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

   4.1 General Conduct of Business. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Company and Parent (except to the extent expressly contemplated by this Agreement or as consented to in writing by the other party or as approved by a majority of the Merger Integration Committee established pursuant to Section 5.7(d) and except further, in the case of Parent, as required by the fiduciary duties of the Board of Directors of Parent) shall, and shall cause each of its subsidiaries to, carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted or as otherwise contemplated by the Company Budget as defined in Section 4.2(i) below (in the case of Company) or Parent's FY2000 Plan (in the case of Parent). Company further agrees to, and to cause its subsidiaries to, pay debts and Taxes when due (subject to (i) good faith disputes over such debts or Taxes and (ii) Parent's consent to the filing of material Tax Returns if applicable), pay or perform other obligations when due, and use reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it so that its goodwill and ongoing businesses shall be unimpaired at the Effective Time. Company and Parent shall promptly notify each other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect on the other.

   4.2 Conduct of Business of Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or any Ancillary Agreement, Company shall (and shall cause its subsidiaries to) not do, cause or permit any of the following without the prior written consent of Parent or the prior approval of a majority of the Merger Integration Committee established pursuant to Section 5.7(d) (including the approval of at least one member thereof designated by Parent):

   (a) Charter Documents. Amend, modify, alter or rescind its certificate or articles of incorporation or bylaws or other charter or organizational documents;

   (b) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

   (c) Stock Option Plans. Grant any options or other rights to acquire securities of Company (except grants of options to acquire Company Common Stock in the ordinary course of business consistent with past practice, exercisable for a total of not more than one million three hundred thirty three thousand (1,333,000) shares of Company Common Stock), or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

   (d) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Options outstanding under the Company Stock Option Plan (or upon the exercise of warrants to acquire Company Common Stock from Company outstanding) as of the date of this Agreement and (ii) grants of options permitted by Section 4.2(c);

   (e) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, other than in the ordinary course of business consistent with past practice;

   (f) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

   (g) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

   (h) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole except for sales, leases or licenses of products in the ordinary course of business;

   (i) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, except in accordance with Company's budget for October 1, 1999 through June 30, 2000 heretofore furnished to Parent (the "Company Budget");

   (j) Leases. Enter into any operating lease, except in accordance with the Company Budget;

   (k) Payment of Obligations. Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Company Financial Statements or in accordance with the Company Budget;

   (l) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in accordance with the Company Budget;

   (m) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

   (n) Termination or Waiver. Terminate or waive any right of substantial value, other than in the ordinary course of business;

   (o) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, elect or appoint any new director, or hire any new officer level employee, pay any special bonus or special remuneration to any employee or director or, other than in the ordinary course of business consistent with past practice, increase the salaries or wage rates of its employees;

   (p) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except payments made pursuant to written agreements outstanding on the date hereof, identified specifically on the Company Disclosure Schedule and furnished to Parent and its counsel prior to the date hereof;

   (q) Lawsuits. Commence a lawsuit other than (i) for the collection of bills,
(ii) in such cases where it in good faith reasonably determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Parent prior to the filing of such a suit, or (iii) for a breach of this Agreement;

   (r) Acquisitions. Acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business, taken as a whole;

   (s) Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

   (t) Notices. Fail to give all notices and other information required to be given by Company or any of its subsidiaries to the employees of Company or any of its subsidiaries, any collective bargaining unit representing any group of employees of Company, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Internal Revenue Code, the Consolidated Omnibus Budget Reconciliation Act, and other applicable law in connection with the transactions provided for in this Agreement;

   (u) Revaluation. Revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business;

   (v) Domain Names. Change domain names or fail to renew existing domain name registrations on a timely basis, or

   (w) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (v) above or (i) any action which would make any of its representations or warranties contained in this Agreement materially untrue or materially incorrect, or prevent it from performing or cause it not to perform its covenants hereunder in any material respect, (ii) any action that will result in any of the conditions to the Merger as set forth in Article VI not being satisfied or in violation of any provision of this Agreement, or any Ancillary Agreement, except, in every case, as may be required by applicable law, or (iii) any other action that would materially adversely delay or materially adversely impair the ability of Company to consummate the Merger or the other transactions contemplated by this Agreement.

   4.3 Conduct of Parent. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or any Ancillary Agreement, Parent shall (and shall cause its subsidiaries to) not do, cause, cause or permit any of the following without the prior written consent of Company or approval of a majority of the Merger Integration Committee established pursuant to Section 5.7(d) (including the approval of at least one member thereof designated by Company):

   (a) Certain Actions. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.3(b) through (j) below, or (i) any action which would make any of its representations or warranties contained in this Agreement materially untrue or materially incorrect, or prevent it from performing or cause it not to perform its covenants hereunder in any material respect, (ii) any action that will result in any of the conditions to the Merger as set forth in Article VI not being satisfied or in violation of any provision of this Agreement or any Ancillary Agreement, except, in every case, as may be required by applicable law, or (iii) any other action that would materially adversely delay or materially adversely impair the ability of Parent to consummate the Merger or the other transactions contemplated by this Agreement.

   (b) Charter Documents. Amend, modify, alter or rescind its certificate or articles of incorporation or bylaws or other charter or organizational documents;

   (c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

   (d) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

   (e) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its business, taken as a whole except for sales, leases or licenses of products in the ordinary course of business;

   (f) Taxes. Make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any material claim or assessment in respect of Taxes;

   (g) Domain Names. Change domain names or fail to renew existing domain name registrations on a timely basis;

   (h) Stock Option Plans. Grant any options or other rights to acquire securities of Parent (except grants of options to acquire Parent Common Stock in the ordinary course of business consistent with past practice, exercisable for a total of not more than two million (2,000,000) shares of Parent Common Stock), or accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock plans or authorize cash payments in exchange for any options or other rights granted under any of such plans;

   (i) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of Parent Common Stock (i) pursuant to the exercise of Parent Options outstanding under the Parent Stock Option Plan (or upon the exercise of warrants to acquire Parent Common Stock from Parent outstanding) as of the date of this Agreement or (ii) pursuant to a transaction permitted by Section 4.3(j) below;

   (j) Acquisitions. Acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

   4.4 No Solicitation by Company.

   (a) Company agrees that neither it nor any of its subsidiaries nor any of their respective officers, directors, employees, agents and representatives, (including without limitation any investment banker, attorney or accountant retained by it or any of its subsidiaries) (collectively, "Representatives"), will, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Company Takeover Proposal (as defined below). Company further agrees that neither it nor any of its subsidiaries nor any of their Representatives will, directly or indirectly, engage in any negotiations concerning, or provide any confidential or non-public information or data to, afford access to the properties, books or records of Company or any of its subsidiaries to, or have any discussions with, any person relating to a Company Takeover Proposal, enter into any agreement or instrument relating to a Company Takeover Proposal or otherwise facilitate any effort or attempt to make or implement a Company Takeover Proposal. Company agrees that it will immediately cease and cause to be terminated all existing activities, discussions or negotiations with any parties heretofore with respect to any of the foregoing (if any). Company agrees that it will take the necessary steps to promptly inform each of its Representatives of the obligations undertaken in this Section 4.4 and in the Confidentiality Agreement (as defined in Section 5.4). Company agrees that it will notify Parent promptly if any inquiries, proposals or offers relating to a Company Takeover Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Company or any of its representatives indicating, in connection with such notice, the name of the person making the inquiry, proposal or offer and the material terms and conditions of any proposals or offers and thereafter shall provide Parent with a true and complete copy of such Company Takeover Proposal communication (if it is in writing) and otherwise keep Parent informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. Company also agrees that it will promptly request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring it or any of its subsidiaries to return to Company all confidential information heretofore furnished to such person by or on behalf of it or any of its subsidiaries. At the Closing, Company shall assign to Parent the non-exclusive right to enforce the rights of Company and its subsidiaries under any and all confidentiality or non-disclosure agreements entered into between Company and prospective acquirors of Company or any of its subsidiaries.

   (b) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.4 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Parent shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 4.4 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

   (c) For purposes of this Agreement, "Company Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Company or the acquisition of ten percent (10%) or more of the outstanding shares of capital stock of Company, or a material portion of the assets of, Company (other than the transactions contemplated by this Agreement), or any other transaction inconsistent with consummation of the transactions contemplated hereby.

   4.5 No Solicitation by Parent.

   (a) Parent agrees that neither it nor any of its subsidiaries nor any of their respective Representatives, will, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Parent Takeover Proposal (as hereinafter defined). Parent further agrees that neither it nor any of its subsidiaries nor any of their Representatives will, directly or indirectly, engage in any negotiations concerning, or provide any confidential or non-public information or data to, afford access to the properties, books or records of Parent or any of its subsidiaries to, or have any discussions with, any person relating to a Parent Takeover Proposal, enter into any agreement or instrument relating to a Parent Takeover Proposal or otherwise facilitate any effort or attempt to make or implement a Parent Takeover Proposal (other than a confidentiality agreement covering the information contemplated by the following proviso); provided, however, that nothing contained in this Section 4.5 shall prohibit the Board of Directors of Parent (i) from complying with Rule 14d-9 or 14e-2(a) promulgated under the Exchange Act with regard to a tender or exchange offer not made in violation of this Section 4.5 or (ii) from providing information in connection with, and negotiating concerning, an unsolicited, bona fide Parent Takeover Proposal if Parent's Board of Directors (x) shall have concluded in good faith, after considering applicable state law, on the basis of written advice of independent outside counsel, that failure to take such action would not be a proper exercise of the fiduciary duties of Parent's Board of Directors to Parent's stockholders under applicable law, and (y) shall have in the exercise of such fiduciary duties to Parent's stockholders determined (taking into account the advice of Parent's independent financial advisor) that such Parent Takeover Proposal provides materially greater value to Parent or its stockholders than the Merger (any such Parent Takeover Proposal being referred to herein as a "Parent Superior Proposal"). Parent agrees that it will immediately cease and cause to be terminated all existing activities, discussions or negotiations with any parties heretofore with respect to any of the foregoing (if any). Parent agrees that it will take the necessary steps to promptly inform each of its Representatives of the obligations undertaken in this Section 4.5 and in the Confidentiality Agreement (as defined in Section 5.4). Parent agrees that it will notify Company promptly if any inquiries, proposals or offers with respect to a Parent Takeover Proposal are received by, any such information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, Parent or any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers and thereafter shall provide Company with a true and complete copy of such Parent Takeover Proposal communication (if it is in writing) and otherwise keep Company informed, on a current basis, on the status and terms of any such proposals or offers and the status of any such negotiations or discussions. Parent also agrees that it will promptly request each person that has heretofore executed a confidentiality or non-disclosure agreement in connection with its consideration of acquiring it or any of its subsidiaries to return to Parent all confidential information heretofore furnished to such person by or on behalf of it or any of its subsidiaries.

   (b) The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 4.5 were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed by the parties hereto that Company shall be entitled to seek an injunction or injunctions to prevent breaches of this Section 4.5 and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which the parties may be entitled at law or in equity.

   (c) For purposes of this Agreement, "Parent Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Parent or the acquisition of a majority of the outstanding shares of capital stock of Parent, or all or substantially all of the assets of Parent, or any other transaction inconsistent with consummation of the transactions contemplated hereby, that is conditioned on the denial by Parent stockholders of the Parent Stockholder Approval.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

   5.1 Information Statement and Proxy Statement.

   (a) As soon as practicable after the execution of this Agreement, Company shall prepare, with the cooperation and reasonable assistance of Parent, and furnish to its shareholders an Information Statement for the shareholders of Company to approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement. The Information Statement shall constitute a disclosure document for the offer and issuance of the shares of Parent Common Stock to be received by the holders of Company Capital Stock in the Merger and a proxy statement for solicitation of shareholder consent to or approval of this Agreement, the Merger and the other transactions contemplated hereby, and may be combined with the Proxy Statement as a joint proxy/information statement. Parent and Company shall each use its reasonable best efforts to cause the Information Statement to comply with applicable federal and state securities laws requirements. Each of Parent and Company agrees to provide promptly to the other such information concerning it and its respective affiliates, directors, officers and securityholders as, in the reasonable judgment of the other party or its counsel, may be required or appropriate for inclusion in the Information Statement, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Information Statement. Company will promptly advise Parent, and Parent will promptly advise Company, in writing if at any time prior to the Effective Time either Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Information Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. The Information Statement shall contain the recommendation of the Board of Directors of Company that Company shareholders approve and adopt this Agreement, the Merger and the other transactions contemplated by this Agreement, and the conclusion of the Board of Directors that the terms and conditions of the Merger are fair and reasonable and in the best interests of Company and its shareholders. Anything to the contrary contained herein notwithstanding, Company shall not include in the Information Statement any information with respect to Parent or its affiliates or associates, the form and content of which information shall not have been approved by Parent prior to such inclusion.

   (b) As soon as practicable after the execution of this Agreement, Parent shall prepare, with the cooperation of Company, and file with the SEC preliminary proxy materials relating to the Parent Stockholders Meeting and the vote of the stockholders of Parent on the issuance of the Merger Shares pursuant to this Agreement. Parent and Company shall each use its reasonable best efforts to cause the Proxy Statement to comply in all material respects with the Exchange Act and all other applicable federal and state securities law requirements. Each of Parent and Company shall, and shall cause its respective representatives to, fully cooperate with the other such party and its representatives in the preparation of the Proxy Statement, and shall promptly provide to the other such information concerning it and its respective affiliates, directors, officers and securityholders as the other may reasonably request in connection with the preparation of the Proxy Statement. If at any time prior to the Effective Time Company or Parent shall become aware of any fact, event or circumstance that is required to be set forth in an amendment or supplement to the Proxy Statement, such party shall promptly notify the other of such fact, event or circumstance and the other parties shall cooperate with each other in filing with the SEC or any other governmental official and mailing to Parent stockholders such amendment or supplement. The Proxy Statement shall contain the recommendation of the Board of Directors of Parent in favor of the Parent Stockholder Approval; provided, that the Board of Directors of Parent shall have the right to omit, withdraw or modify such recommendation in the event that a Parent Superior Proposal has been made and Parent's Board of Directors has concluded in good faith, after considering applicable state law, on the basis of written advice of outside counsel, that inclusion of such recommendation would not be a proper exercise of the Parent's board of directors' fiduciary duties to Parent's stockholders under applicable law. Notwithstanding any such omission, withdrawal or modification, Parent shall convene and hold (and shall take all action otherwise required by this Agreement to convene and hold) the Parent Stockholders Meeting. Without limiting the generality of the foregoing, Parent shall use its reasonable best efforts to respond promptly to any comments made by the SEC with respect to the Proxy Statement (including each preliminary version thereof) and to clear the Proxy Statement as promptly as practicable hereafter. As promptly as practicable after SEC clearance of the Proxy Statement, Parent shall file with the SEC the definitive Proxy Statement and mail or cause to be mailed the Proxy Statement to its stockholders.

   (c) As soon as practicable after the execution of this Agreement, Parent shall prepare, with the cooperation of Company, the Permit Application. Parent and Company shall each use commercially reasonable efforts to cause the Permit Application to comply with the requirements of applicable federal and state laws. Each of Parent and Company agrees to provide promptly to the other such information concerning its business and financial statements and affairs as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Permit Application, or in any amendments or supplements thereto, and to cause its counsel and auditors to cooperate with the other's counsel and auditors in the preparation of the Permit Application. Company will promptly advise Parent, and Parent will promptly advise Company, in writing if at any time prior to the Effective Time either Company or Parent shall obtain knowledge of any facts that might make it necessary or appropriate to amend or supplement the Permit Application in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law.

   5.2 Meetings of Securityholders.

   (a) Company shall promptly after the date hereof take all action necessary in accordance with California Corporations Code and its Articles of Incorporation and Bylaws to convene the Company Shareholders Meeting or to secure the written consent of its shareholders within sixty (60) days of the date of this Agreement. Company shall consult with Parent regarding the date of the Company Shareholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Company Shareholders Meeting without the consent of Parent. Company shall use its reasonable best efforts to solicit from shareholders of Company proxies or consent in favor of approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby and shall take all other action necessary or advisable to secure the vote or consent of securityholders required to effect the Merger and the other transactions contemplated hereby.

   (b) Parent shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Parent Stockholders Meeting within sixty (60) days of mailing of the Proxy Statement to stockholders of Parent and in no event later than May 31, 2000. Parent shall consult with Company regarding the date of the Parent Stockholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Parent Stockholders Meeting without the consent of Company. Parent shall use its reasonable best efforts to solicit from stockholders of Parent proxies in favor of the Parent Stockholder Approval and shall take all other action necessary or advisable to secure the vote or consent of Parent securityholders required to effect the Merger.

   5.3 Access to Information.

   (a) Each of Parent and Company shall afford the other and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of their respective properties, books, contracts, commitments and records, and (ii) all other information concerning their respective business, properties and personnel as the other may reasonably request. Each of Parent and Company agrees to provide to the other and its accountants, counsel and other representatives copies of internal financial statements, budgets, operating plans and projections promptly upon request.

   (b) Subject to compliance with applicable law, from the date hereof until the Effective Time, each of Parent and Company shall confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations.

   (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

   5.4 Confidentiality. The parties acknowledge that Parent and Company have previously executed a mutual Confidentiality Agreement dated September 21, 1999 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

   5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Parent and Company shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD after consultation with Company.

   5.6 Consents; Cooperation. Each of Parent, Merger Sub and Company will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement or any Ancillary Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement or any Ancillary Agreement, including without limitation under the HSR Act. Parent and Company shall have the right to review in advance, and to the extent practicable each will consult with the other as to, in each case subject to applicable laws relating to the exchange of information, all of the information which will appear in any filing made with, or written materials submitted to, any third party or Governmental Entity in connection with the transactions contemplated by this Agreement. In the event an injunction or other order shall have been issued which prevents, alters or delays the Merger or any other transaction contemplated hereby, each party agrees to use its reasonable best efforts to have such injunction or other order lifted. Parent and Company and their respective subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary to consummate the transactions contemplated by this Agreement or any Ancillary Agreement, and to consult with the other party with respect to obtaining such permits, consents, approvals and authorizations. Each of Parent and Company agrees, upon request, to furnish the other party with all information concerning itself, its subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its subsidiaries to any third party or Governmental Entity.

   5.7 Further Assurances. Each of the parties to this Agreement shall use its reasonable best efforts to effect the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Without limiting the generality of the foregoing:

   (a) Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

   (b) FIRPTA Certificate. Company shall, prior to the Closing Date, provide Parent with a properly executed FIRPTA Certificate, in form and substance reasonably acceptable to Parent, which states that shares of capital stock of Company do not constitute "United States real property interests" under Section 897(c) of the Code, for purposes of satisfying Parent's obligations under Treasury Regulation Section 1.1445-2(c)(3), and simultaneously with delivery of such FIRPTA Certificate, Company shall provide to Parent, as agent for Company, a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h)(2) and in form and substance reasonably acceptable to Parent along with written authorization for Parent to deliver such notice form to the Internal Revenue Service on behalf of Company upon the Closing of the Merger.

   (c) Submission of Expenses. Not less than two (2) business days prior to the Closing Date, Company shall deliver to Parent statements of all fees and expenses paid or payable by Company in connection with the Merger (including, without limitation, the fees and expenses of any financial advisors, legal counsel, accountants or other service providers engaged by Company).

   (d) Merger Integration Committee. Promptly after the date of this Agreement, Parent and Company shall establish a committee (the "Merger Integration Committee") to plan for the integration of the parties following the Effective Time and to assist in carrying out certain provisions of this Agreement, as provided herein. The Merger Integration Committee shall consist of seven members, four of whom shall be members of the Board of Directors of Parent and shall be designated by Parent and three of whom shall be members of the Board of Directors of Company and shall be designated by Company. All determinations by the Merger Integration Committee shall be made on the basis of what is in the best interests of Parent and Company as a combined company following the Effective Time.

   (e) Resignation of Directors. The directors of Company in office immediately prior to the Effective Time shall have resigned as directors of Company effective as of the Effective Time.

   (f) Termination of Certain Company Securityholder Agreements. Company shall, effective from and after the Effective Time, cause the following agreements to be terminated and of no further force or effect: (i) the Amended and Restated Investors Rights Agreement dated as of January 29, 1999, by and among Company and the investors listed on the signature page thereto, and (ii) the Amended and Restated Co-Sale Agreement dated as of January 29, 1999 and the individuals and entities listed on Exhibit A and Exhibit B thereto.

   5.8 Company Shareholder Agreements.

   (a) Company shall provide Parent such information and documents as Parent shall reasonably request for purposes of reviewing the list of Affiliates contained in Section 2.34 of the Company Disclosure Schedule and promptly advise Parent of any person who becomes an Affiliate of Company hereafter.

   (b) Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, concurrently with the execution of this Agreement (and in any event prior to the time that the Information Statement is mailed to shareholders of Company), from each Affiliate of Company, an executed Shareholder Agreement substantially in the form attached hereto as Exhibit C and an Irrevocable Proxy and Market Standoff Agreements substantially in the forms attached as an annexes thereto.

   (c) Company shall use its reasonable best efforts to deliver or cause to be delivered to Parent, concurrently with the execution of this Agreement (and in each case prior to the Effective Time), from each securityholder of Company (whether or not an Affiliate thereof), an executed Shareholder Representation Agreement substantially in the form attached hereto as Exhibit D (the "Shareholder Representation Agreement") and a duly completed Investor Suitability Questionnaire in the form attached as an annex thereto (an "Investor Suitability Questionnaire").

   (d) Company shall not permit the transfer of any shares of Company Capital Stock beneficially owned or held of record by any Company shareholder who has executed a Shareholder Agreement pursuant to Section 5.8(b) above, issue a new certificate representing any such shares or record the vote with respect to any such shares unless and until such Company shareholder shall have complied with the terms of such Shareholder Agreement.

   5.9 Parent Voting Agreements. Section 5.9 of the Parent Disclosure Schedule sets forth those persons who may be deemed to be Affiliates of Parent. Parent shall provide Company with such information and documents as Company shall reasonably request for purposes of reviewing such list. Subject to applicable law, Parent shall use its reasonable best efforts to deliver or cause to be delivered to Company a duly executed Voting Agreement in the form of Exhibit F attached hereto from each of the persons identified in Schedule 5.9 as soon as practicable after the execution hereof (to the extent not executed heretofore). Parent shall not permit the transfer of any shares of Parent Common Stock beneficially owned or held of record by any Parent stockholder who has executed a Voting Agreement pursuant to this Section 5.9, issue a new certificate representing any such shares or record the vote with respect to any such shares unless and until such Parent stockholder shall have complied with the terms of such Voting Agreement.

   5.10 Blue Sky Laws. Parent shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Merger Shares in connection with the Merger. Company shall use its reasonable best efforts to assist Parent as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of the Merger Shares in connection with the Merger.

   5.11 Employee Benefit Plans.

   (a) Assumption of Options. Company hereby represents and warrants to Parent that Schedule 5.11 hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Company Stock Option Plan, including the number of shares of Company Capital Stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the day immediately preceding the Closing Date, Company shall deliver to Parent an updated Schedule 5.11, current as of the Closing Date. Consistent with the terms of the Company Stock Option Plan and the documents governing the outstanding options under such Plan, the Merger will not terminate any of the outstanding options under the Company Stock Option Plan or accelerate the exercisability or vesting of such options or the shares of Parent Common Stock which will be subject to those options upon the Parent's assumption of the options in the Merger. It is the intention of the parties that the options assumed by Parent pursuant to

Section 1.6(c) of this Agreement qualify, to the maximum extent permissible, following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within twenty (20) business days after the Effective Time, Parent will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under the Company Stock Option Plan, a document in form and substance reasonably satisfactory to the Shareholders' Agent (as defined below) evidencing the foregoing assumption of such option by Parent.

   (b) Assignment of Repurchase Options. All outstanding rights of Company which it may hold immediately prior to the Effective Time to repurchase unvested shares of Company Common Stock (the "Repurchase Options") shall be assigned to Parent in the Merger and shall thereafter be exercisable by Parent upon the same terms and conditions in effect immediately prior to the Effective Time, except that the shares purchasable pursuant to the Repurchase Options and the purchase price per share shall be adjusted to reflect the Exchange Ratio. Except as disclosed in Schedule 5.11, the consummation of the Merger will not result in the termination of any Repurchase Options or accelerate the vesting of any shares of Company Common Stock subject to those Repurchase Options.

   (c) Employee Service Credit. Company employees who become employed by Parent upon or immediately following the Closing shall be given full credit for their Company service under Parent employee benefit plans for purposes of seniority, eligibility and vesting to the extent allowable by law and not inconsistent with the applicable plan documents. Parent agrees that for purposes of accrual of vacation, PTO benefits or other such benefits, Parent will use the effective date of Company's employees' respective employment with Company. Such Company employees shall, to the extent then otherwise eligible, be allowed to participate in Parent's employee stock purchase plan on the first entry date under such plan following the Closing. Furthermore, to the extent practicable, Parent shall also administer its medical plans so as to credit Company employees with amounts that they have paid prior to the Closing toward satisfying any applicable deductible and "out-of-pocket" maximum applicable under Parent's medical plans.

   (d) Termination of SIMPLE Plan. Unless Parent consents otherwise in writing, Company shall, immediately prior to the Closing Date, terminate the Company SIMPLE Plan described in Section 408(p) of the Code (the "Plan"). Company shall provide to Parent executed resolutions by the Board of Directors of Company authorizing the termination.

   5.12 Form S-8. Parent shall use its reasonable best efforts to file, as soon as practicable after the Effective Date, a registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to outstanding options under the Company Stock Option Plan assumed by Parent. As soon as practicable after the date hereof and prior to the Closing, Company will use its reasonable best efforts to cause all holders of assumed Company Options to agree in writing not to exercise their options pursuant to Section 1.6 until Company has filed a registration statement on Form S-8 in accordance with this Section. Company shall cooperate with and assist Parent in the preparation of such registration statement.

   5.13 Listing of Additional Shares. As soon as practicable after the Closing, Parent shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares of Parent Capital Stock issuable upon conversion of the Company Capital Stock in the Merger and upon exercise of options and warrants to acquire Company's Capital Stock assumed by Parent as a result of the Merger.

   5.14 Escrow Agreement. At or before the Effective Time, the parties will cause the Escrow Agent and the Shareholders' Agent to execute the Escrow Agreement contemplated by Article VIII in substantially the form attached hereto as Exhibit E, with such reasonable and customary modifications as the escrow agent thereunder may require (the "Escrow Agreement").

   5.15 Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense.

   5.16 Director and Officer Indemnification. Parent agrees not to cause or allow the Surviving Corporation to modify, and to cause the Surviving Corporation to honor, any rights to indemnification or exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the officers and directors of Company and its subsidiaries as provided in their respective certificates or articles of incorporation or by-laws, as currently in effect.

   5.17 Preferred Stock; Warrants. Company shall use its reasonable best efforts to (i) ensure that either all of Company's outstanding Preferred Stock shall have been converted into Company Common Stock in accordance with the Articles of Incorporation of Company or that the Articles of Incorporation of Company shall provide that the Merger shall cause a liquidation event with respect to the Company Preferred Stock and (ii) ensure that all outstanding warrants have been exercised at or prior to the Effective Time.

   5.18 Board Composition. From and after the Effective Time, the Board of Directors of Parent shall consist of not more than nine (9) members, and shall initially consist of four (4) members designated by Parent, three (3) members designated by Company and reasonably acceptable to Parent, and two independent members mutually designated by Parent and Company, each of whom shall serve (unless earlier removed in accordance with law) until their respective successors have been elected or appointed and duly qualified. The persons so designated who are not already members of the Board of Directors of Parent shall be duly nominated and elected or appointed as directors of Parent, effective upon the Effective Time, to serve until their successors are duly elected or appointed and qualified. Six months after the Effective Time, one of the four directors designated by Parent and one of the three directors designated by Company shall resign.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

   6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

   (a) Securityholder Approval. This Agreement and the Merger shall have been duly approved and adopted by the requisite vote of the holders of Company Capital Stock, and any agreements or arrangements that may result in the payment of any amount that would not be deductible by reason of Section 280G of the Code shall have been approved by such number of shareholders of Company as is required by the terms of Section 280G(b)(5)(B) and shall be obtained in a manner which satisfies all applicable requirements of such Code Section 280G(b)(5)(B) and the proposed Treasury Regulations thereunder, including (without limitation) Q-7 of Section 1.280G-1 of such proposed regulations. The Parent Stockholder Approval shall have been duly obtained.

   (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing be pending; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable efforts to have such injunction or other order lifted.

   (c) Governmental Approval. Parent, Company and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of or in connection with the Merger and the other transactions contemplated hereby, including such approvals, waivers and consents as may be required under the Exchange Act and the HSR Act; provided, however, that none of the preceding shall be deemed obtained or made for purposes of satisfying the foregoing condition to Parent's obligation to effect the Merger if it shall impose a non-customary condition or restriction that Parent reasonably determines in good faith could reasonably be expected to result in a Material Adverse Effect on Parent or the Surviving Corporation.

   (d) Escrow Agreement. Parent, Company, Escrow Agent and the Shareholders' Agent shall have entered into the Escrow Agreement.

   (e) Issuance of Shares. The fairness hearing shall have been held, and the terms of the Merger shall have been determined to be fair, by the Commissioner of Corporations of the State of California and the California Permit shall have been issued by the State of California or a registration statement on Form S-4 with respect to the shares of Parent Common Stock issuable pursuant to Section 1.6(a) shall have been declared effective by the SEC and no stop order with respect thereto shall be in effect. In the alternative, each of the shareholders of Company who is an "accredited investor" shall have delivered an executed copy of the Shareholder Representation Agreement, and the parties shall be reasonably satisfied that the shares of Parent Common Stock to be issued in connection with the Merger pursuant to Section 1.6(a) are issuable without registration pursuant to Section 4(2) of the Securities Act and SEC rules and regulations promulgated thereunder and shall be coupled with Form S-3 registration rights reasonably acceptable to Parent and Company. If the shares of Parent Common Stock issuable pursuant to Section 1.6(a) have not been registered on Form S-4, the Declaration of Registration Rights in substantially the form of Exhibit B hereto shall have been approved pursuant to the Investors' Rights Agreement and shall be in full force and effect.

   6.2 Additional Conditions to Obligations of Company. The obligations of Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Company:

   (a) Representations, Warranties and Covenants. (i) The representations and warranties of Parent and Merger Sub in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time (other than representations and warranties expressly made as of an earlier date, which shall have been so true and correct as of such earlier date), except where the failure to be true and correct could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent, and (ii) Parent in all material respects shall have performed and complied with all covenants, obligations and conditions of this Agreement and Ancillary Agreements required to be performed and complied with by it as of or prior to the Effective Time (except, in the case of the covenants of Parent in Section
4.1 and Section 4.3, where the failure to perform or comply with such covenants could not reasonably be expected to have a Material Adverse Effect on Parent).

   (b) Certificate of Parent. Company shall have been provided with a certificate executed on behalf of Parent by its President and its Chief Financial Officer to the effect that the condition set forth in Section 6.2(a) has been satisfied.

   (c) Third Party Consents. Company shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any Principal Contract of Parent or any of its subsidiaries or otherwise, the failure of which to obtain could reasonably be expected to have a Material Adverse Effect on Parent or the Surviving Corporation.

   (d) Injunctions or Restraints on Merger and Conduct of Business. No proceeding brought by any Governmental Entity, domestic or foreign, seeking to prevent the consummation of the Merger shall be pending. In addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Parent's conduct or operation of the business of Company, following the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, domestic or foreign, seeking the foregoing be pending.

   (e) Legal Opinion. Company shall have received a legal opinion from Parent's legal counsel, Brobeck, Phleger & Harrison LLP, in substantially the form of Exhibit H.

   (f) Tax Opinion. Company shall have received a written opinion of company's legal counsel, Riordan & McKinzie LLP, dated as of the Closing Date, to the effect that the Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code, and such opinion shall not have been withdrawn. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Parent, Merger Sub and Company.

   6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Parent:

   (a) Representations, Warranties and Covenants. (i) The representations and warranties of Company in this Agreement shall be true and correct in all respects on and as of the Effective Time as though such representations and warranties were made on and as of the Effective Time (other than representations and warranties expressly made as of an earlier date, which shall have been so true and correct as of such earlier date), except where the failure to be true and correct could not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Company or the Surviving Corporation and (ii) Company in all material respects shall have performed and complied with all covenants, obligations and conditions of this Agreement and the Ancillary Agreements to which it is a party required to be performed and complied with by it as of or prior to the Effective Time (except, in the case of the covenants of Company in Section 4.1 and Section 4.2, where the failure to perform or comply with such covenants could not reasonably be expected to have a Material Adverse Effect on Company or the Surviving Corporation).

   (b) Certificate of Company. Parent shall have been provided with a certificate executed on behalf of Company by its President and Chief Financial Officer to the effect that the condition set forth in Section 6.3(a) has been satisfied.

   (c) Third Party Consents. Parent shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any Material Contract of Company or any of its subsidiaries or otherwise, the failure of which to obtain could reasonably be expected to have a Material Adverse Effect on Parent, Company or the Surviving Corporation.

   (d) Injunctions or Restraints on Merger and Conduct of Business. No proceeding brought by any Governmental Entity, domestic or foreign, seeking to prevent the consummation of the Merger shall be pending. In addition, no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Parent's conduct or operation of the business of Company, following the Merger shall be in effect, nor shall any proceeding brought by any Governmental Entity, domestic or foreign, seeking the foregoing be pending.

   (e) Legal Opinion. Parent shall have received a legal opinion from Company's legal counsel, Riordan & McKinzie LLP, in substantially the form of Exhibit G.

   (f) Tax Opinion. Parent shall have received a written opinion of Parent's legal counsel, Brobeck, Phleger & Harrison LLP, dated as of the Closing Date to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. In rendering such opinion, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Parent, Merger Sub and Company.

   (g) Employment and Non-Competition Agreements. Each of the Employment and Non-Competition Agreements executed and delivered by employees of Company set forth on Schedule 6.3(h) contemporaneously with the execution and delivery of this Agreement shall be in full force and effect.

   (h) Certificates. Company shall, prior to the Closing Date, provide Parent a certificate from the Secretary of State of California and the California Franchise Tax Board as to Company's good standing and payment of all applicable taxes, and such other certificates and closing documents as are reasonably requested by Parent and customary for transactions of the type contemplated hereby.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

   7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company, this Agreement may be terminated:

   (a) by mutual consent duly authorized by the Boards of Directors of Parent and Company;

   (b) by either Parent or Company, if the Closing shall not have occurred on or before May 31, 2000 (provided, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been the cause or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

   (c) by Parent, if (i) Company shall breach any representation, warranty, obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within twenty (20) business days of receipt by Company of written notice of such breach, provided that the right to terminate this Agreement by Parent under this Section 7.1(c)(i) shall not be available to Parent where Parent is at that time in material breach of this Agreement, or (ii) the Board of Directors of Company shall have omitted, withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Parent or recommended, endorsed, accepted or agreed to a Company Takeover Proposal or shall have resolved to do any of the foregoing (it being acknowledged that such action would constitute a breach of this Agreement);

   (d) by Company, if (i) Parent shall breach any representation, warranty, obligation or agreement hereunder in a manner causing conditions precedent to the Closing not to be satisfied and such breach shall not have been cured within twenty (20) business days following receipt by Parent of written notice of such breach, provided that the right to terminate this Agreement by Company under this Section 7.1(d)(i) shall not be available to Company where Company is at that time in material breach of this Agreement, or (ii) the Board of Directors of Parent shall have omitted, withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Company or recommended or endorsed a Parent Takeover Proposal or shall have resolved to do any of the foregoing;

   (e) by Parent if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, (ii) if any required approval of the shareholders of Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof, or (iii) the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting or at any adjournment thereof; or

   (f) by Company if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable, (ii) if any required approval of the shareholders of Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of shareholders or at any adjournment thereof, or (iii) the Parent Stockholder Approval is not obtained at the Parent Stockholders Meeting or at any adjournment thereof.

   7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or

Company or their respective officers, directors, securityholders or affiliates, except as provided in Section 7.3 and/or except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement involving fraud, intentional misrepresentation or willful misconduct; provided that the provisions of Section 5.4 (Confidentiality), Section 7.3 (Expenses and Termination Fees) and this Section 7.2 shall remain in full force and effect and survive any termination of this Agreement.

   7.3 Expenses and Termination Fees.

   (a) Subject to Sections 7.3(b) and 7.3(c), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense.

   (b) In the event that (i) Parent shall terminate this Agreement pursuant to
Section 7.1(c)(ii) or (ii) this Agreement shall be terminated by Parent pursuant to Section 7.1(e)(ii) or by Company pursuant to Section 7.1(f)(ii), in either case following a failure of Company's shareholders to approve this Agreement and, prior to the time of the Company Shareholders Meeting, a Company Takeover Proposal shall have been made which at the time of the Company Shareholders Meeting shall not have been definitively withdrawn by the third party making such proposal, or (iii) Parent shall terminate this Agreement pursuant to Section 7.1(c)(i) and prior to the breach giving rise to such termination a Company Takeover Proposal shall have been made, then, in any such event, in addition to any other remedies Parent may have, Company shall promptly pay to Parent the sum of five million dollars ($5,000,000), and in the event that a Company Takeover Proposal is consummated within twelve months after such termination of this Agreement, Company shall pay to Parent the additional sum of twenty-five million dollars ($25,000,000) upon the consummation of such Company Takeover Proposal.

   (c) In the event that (i) Company shall terminate this Agreement pursuant to
Section 7.1(d)(ii), or (ii) this Agreement shall be terminated by Parent pursuant to Section 7.1(e)(iii), or by Company pursuant to Section 7.1(f)(iii), following a failure of Parent stockholders to grant the Parent Stockholder Approval and, prior to the time of the Parent Stockholders Meeting, a Parent Takeover Proposal shall have been publicly announced which shall not have been publicly and definitively withdrawn by the third party making such proposal, or
(iii) Company shall terminate this Agreement pursuant to Section 7.1(d)(i) and prior to the breach giving rise to such termination a Parent Takeover Proposal shall have been publicly announced, then, in any such event, in addition to any other remedies Company may have, Parent shall promptly pay to Company the sum of five million dollars ($5,000,000), and, in the event that a Parent Takeover Proposal is consummated within twelve months after such termination of this Agreement, Parent shall pay to Company the additional sum of twenty-five million dollars ($25,000,000) upon the consummation of such Parent Takeover Proposal. In the event that a Parent Takeover Proposal is publicly announced and is thereafter withdrawn, the fact of such withdrawal shall be communicated to Parent stockholders a reasonable time before the Parent Stockholders Meeting, and the Parent Stockholders Meeting shall, if necessary, be adjourned or postponed for a reasonable period to permit dissemination of such information to Parent stockholders, withdrawal of proxies that may have been affected by the announcement or pendency of such Parent Takeover Proposal and resolicitation and submission of new proxies in favor of the Parent Stockholder Approval.

   7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to approval of the Merger by the shareholders of Company shall not
(i) alter or change the amount or kind of consideration to be received on conversion of the Company Capital Stock, (ii) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of the Agreement if such alteration or change would materially adversely affect the holders of Company Capital Stock.

   7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                           ESCROW AND INDEMNIFICATION

   8.1 Escrow Fund. As soon as practicable after the Effective Time, ten percent (10%) of the Merger Shares issued at the Closing or to which holders of Company Capital Stock are entitled to receive by virtue of the Merger (the "Escrow Shares") shall be registered in the name of, and be deposited with, State Street Bank and Trust Company (or another institution selected by Parent with the reasonable consent of Company) as escrow agent (the "Escrow Agent"), such deposit (together with interest and other income thereon) to constitute the Escrow Fund and to be governed by the terms set forth herein and in the Escrow Agreement attached hereto as Exhibit E. The Escrow Fund shall be available to compensate Parent pursuant to the indemnification obligations of the shareholders of Company.

   8.2 Indemnification. Subject to the limitations set forth in this Article VIII, the shareholders of Company will indemnify and hold harmless Parent and its officers, directors, agents and employees, and each person, if any, who controls or may control Parent within the meaning of the Securities Act (hereinafter referred to individually as an "Indemnified Person" and collectively as "Indemnified Persons") from and against any and all losses, costs, damages, liabilities and expenses arising from claims, demands, actions, causes of action, including, without limitation, reasonable legal fees, net of any recoveries by Parent under existing insurance policies or indemnities from third parties (collectively, "Damages") arising out of any misrepresentation or breach of or default in any of the representations, warranties, covenants and agreements given or made by Company in or pursuant to this Agreement, the Company Disclosure Schedules or any exhibit or schedule to this Agreement, including any agreement entered into by Parent and Company in connection with this Agreement and any certificates delivered pursuant to Article VI hereof. The Escrow Fund shall be security for this indemnity obligation subject to the limitations in this Agreement. Parent and Company each acknowledge that such Damages, if any, would relate to unresolved contingencies existing at the Effective Time, which if resolved at the Effective Time would have led to a reduction in the total number of shares Parent would have agreed to issue in connection with the Merger. If the Merger is consummated, recovery from the Escrow Fund shall be the sole and exclusive remedy under this Agreement for any breach or default in connection with any of the representations, warranties, covenants or agreements set forth in this Agreement or any exhibit hereto, absent fraud, intentional misrepresentation or willful breach. Nothing in this Agreement shall limit the liability (i) of Company for any breach of any representation, warranty or covenant if the Merger is not consummated, or (ii) of any Company shareholder in connection with any breach by such shareholder of the Shareholder Representation Agreement, the Shareholder Agreement or the Irrevocable Proxy. No claim for indemnification after the Effective Time shall be made under this Article VIII unless and until aggregate Damages (including Damages pursuant to all prior claims) exceed two million dollars ($2,000,000), and then only to the extent that aggregate Damages exceed such amount.

   8.3 Escrow Period. The Escrow Period shall terminate upon the following dates: (a) for matters expected to be encountered and resolved in the audit of Parent's financial statements for its fiscal year ending September 30, 2000, the earlier of the first anniversary of the Closing Date or the date on which Parent publishes the combined audited financial statements of Parent and Company for the fiscal year which includes the Closing Date and (b) for all other matters, the first anniversary of the Closing Date; provided, however, that a portion of the Escrow Shares, which is necessary to satisfy any unsatisfied claims specified in any Officer's

Certificate theretofore delivered to the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been resolved. Parent shall deliver to the Escrow Agent a certificate specifying the Effective Time.

   8.4 Claims upon Escrow Fund. Upon receipt by the Escrow Agent on or before the last day of the Escrow Period of a certificate signed by any officer of Parent (an "Officer's Certificate"), setting forth the estimate of Damages and specifying in reasonable detail the individual items of such Damages included in the amount so stated, the date each such item was paid, or properly accrued or arose, and the nature of the misrepresentation, breach of warranty or claim to which such item is related, the Escrow Agent shall, subject to the provisions of Section 8.5 and 8.6 below, deliver to Parent out of the Escrow Fund, as promptly as practicable, Parent Common Stock or other assets held in the Escrow Fund having a value equal to such Damages. For the purpose of compensating Parent for its Damages pursuant to this Agreement, the Parent Common Stock in the Escrow Fund shall be valued at the Closing Market Value (the "Escrow Value").

   8.5 Objections to Claims. At the time of delivery of any Officer's Certificate to the Escrow Agent, a duplicate copy of such Officer's Certificate shall be delivered to the Shareholders' Agent (defined in Section 8.7 below) and for a period of twenty (20) days after such delivery to the Shareholders' Agent of such Officer's Certificate, the Escrow Agent shall make no delivery of Parent Common Stock or other property pursuant to Section 8.4 hereof unless the Escrow Agent shall have received written authorization from the Shareholders' Agent to make such delivery. After the expiration of such twenty (20) day period, the Escrow Agent shall make delivery of the Parent Common Stock or other property in the Escrow Fund in accordance with Section 8.4 hereof, provided that no such payment or delivery may be made if the Shareholders' Agent shall object in a written statement to the claim made in the Officer's Certificate, and such statement shall have been delivered to the Escrow Agent and to Parent prior to the expiration of such twenty (20) day period.

   8.6 Resolution of Conflicts; Arbitration.

   (a) In case the Shareholders' Agent shall so object in writing to any claim or claims by Parent made in any Officer's Certificate, Parent shall have ten
(10) days after receipt by the Escrow Agent of an objection by the Shareholders' Agent to respond in a written statement to the objection of the Shareholders' Agent. If after such ten (10) day period there remains a dispute as to any claims, the Shareholders' Agent and Parent shall attempt in good faith for ten (10) days to agree upon the rights of the respective parties with respect to each of such claims. If the Shareholders' Agent and Parent should so agree, a memorandum setting forth such agreement shall be prepared and signed by both parties and shall be furnished to the Escrow Agent. The Escrow Agent shall be entitled to rely on any such memorandum and shall distribute the Parent Common Stock or other property from the Escrow Fund in accordance with the terms thereof.

   (b) If no such agreement can be reached after good faith negotiation, either Parent or the Shareholders' Agent may, by written notice to the other, demand arbitration of the matter unless the amount of the damage or loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration; and in either such event the matter shall be settled by arbitration conducted by one arbitrator. The decision of the arbitrator as to the validity and amount of any claim in such Officer's Certificate shall be binding and conclusive upon the parties to this Agreement, and notwithstanding anything in Section 8.5 hereof, the Escrow Agent shall be entitled to act in accordance with such decision and make or withhold payments out of the Escrow Fund in accordance therewith.

   (c) Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction. Any such arbitration shall be held in Santa Clara, San Mateo or San Francisco County, California under the commercial rules then in effect of the American Arbitration Association. For purposes of this
Section 8.6(c), in any arbitration hereunder in which any claim or the amount thereof stated in the Officer's Certificate is at issue, Parent shall be deemed to be the Non-Prevailing Party unless the arbitrators award Parent more than one-half ( 1/2) of the amount in dispute, plus any amounts not in dispute; otherwise, Company shareholders for whom shares of Company Common Stock otherwise issuable to them have been deposited in the Escrow Fund shall be deemed to be the Non-Prevailing Party. The Non-Prevailing Party to an arbitration shall pay its own expenses, the fees of each arbitrator, the administrative fee of the American Arbitration Association, and the expenses, including without limitation, attorneys' fees and costs, reasonably incurred by the other party to the arbitration.

   8.7 Shareholders' Agent.

   (a) Thomas R. Govreau shall be constituted and appointed as agent ("Shareholders' Agent") for and on behalf of Company shareholders to give and receive notices and communications, to authorize delivery to Parent of the Parent Common Stock or other property from the Escrow Fund in satisfaction of claims by Parent, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Shareholders' Agent for the accomplishment of the foregoing. Such agency may be changed by the holders of a majority in interest of the Escrow Fund from time to time upon not less than ten (10) days' prior written notice to Parent. No bond shall be required of the Shareholders' Agent, and the Shareholders' Agent shall receive no compensation for his services. Notices or communications to or from the Shareholders' Agent shall constitute notice to or from each Company shareholder.

   (b) The Shareholders' Agent shall not be liable for any act done or omitted hereunder as Shareholders' Agent while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Company shareholder shall jointly and severally indemnify the Shareholders' Agent and hold him harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Shareholders' Agent and arising out of or in connection with the acceptance or administration of his duties hereunder.

   (c) The Shareholders' Agent shall have reasonable access to information about Company and the reasonable assistance of Company's officers and employees for purposes of performing his duties and exercising his rights hereunder, provided that the Shareholders' Agent shall treat confidentially and not disclose any nonpublic information from or about Company to anyone (except on a need to know basis to individuals who agree to treat such information confidentially).

   8.8 Actions of the Shareholders' Agent. A decision, act, consent or instruction of the Shareholders' Agent shall constitute a decision of all Company shareholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund and shall be final, binding and conclusive upon each such Company shareholder, and the Escrow Agent and Parent may rely upon any decision, act, consent or instruction of the Shareholders' Agent as being the decision, act, consent or instruction of each and every such Company shareholder. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Shareholders' Agent.

   8.9 Third-Party Claims. In the event Parent becomes aware of a third-party claim which Parent believes may result in a demand against the Escrow Fund, Parent shall promptly notify the Shareholders' Agent of such claim, and the Shareholders' Agent and the Company shareholders for whom shares of Parent Common Stock otherwise issuable to them are deposited in the Escrow Fund shall be entitled, at their expense, to participate in any defense of such claim. Parent shall have the right in its sole discretion to settle any such claim; provided, however, that Parent may not effect the settlement of any such claim without the consent of the Shareholders' Agent, which consent shall not be unreasonably withheld. In the event that the Shareholders' Agent has consented to any such settlement, the Shareholders' Agent shall have no power or authority to object under Section 8.6 or any other provision of this Article VIII to the amount of any claim by Parent against the Escrow Fund for indemnity with respect to such settlement.

                                   ARTICLE IX

                               GENERAL PROVISIONS

   9.1 Non-Survival at Effective Time. The representations and warranties set forth herein shall survive until the expiration of twelve (12) months after the Effective Time. The agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section
5.4 (Confidentiality), 5.7 (Further Assurances), 5.8 (Company Shareholder Agreements), 5.10 (Blue Sky Laws), 5.11 (Employee Benefit Plans), 5.12 (Form S-
8), 5.13 (Listing of Additional Shares), 5.16 (Expenses), 5.18 (Director and Officer Indemnification), 7.3 (Expenses and Termination Fees), 7.4 (Amendment),
Article VIII and this Article IX shall survive the Effective Date and the Closing.

   9.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or by reputable overnight courier or sent via facsimile (with confirmation of receipt and followed by delivery by one of the other methods described in this Section) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

   (a) if to Parent, to:

     Digital Island, Inc.
     45 Fremont Street
     12th Floor
     San Francisco, CA 94111
     Attention: Ruann F. Ernst
     Facsimile No.: (415) 738-4141
     Telephone No.: (415) 738-4100

   with a copy to:

     Brobeck, Phleger & Harrison LLP
     2200 Geng Road
     Two Embarcadero Place
     Palo Alto, CA 94303
     Attention: Curtis L. Mo, Esq.

     with a copy to Rod J. Howard, Esq.
       Facsimile No.: (650) 496-2715
       Telephone No.: (650) 424-0160

   (b) if to Company, to:

     Sandpiper Networks, Inc.
     225 W. Hillcrest Dr.
     Suite 250
     Thousand Oaks, CA 91360
     Attention: Leo S. Spiegel
     Facsimile No.: (805) 370-2121
     Telephone No.: (805) 370-2100
   with a copy to:

     Riordan & McKinzie
     5743 Corsa Ave.
     Suite 116
     Westlake Village, CA 91362
     Attention: Larry Weeks, Esq.
     Facsimile No.: (818) 706-2956
     Telephone No.: (818) 706-1800

   9.3 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the first paragraph of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

   9.4 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

   9.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other Schedules
(a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a), (c), (d), (f) and (g), 1.7, 1.9, 1.12, 5.11, 5.12 and 5.18; and (c)
shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

   9.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

   9.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

   9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of California without reference to such state's principles of conflicts of law. Each of the parties hereto irrevocably consents to the exclusive jurisdiction of any court located within the State of California, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction and such process.

   9.9 Rules of Construction. The parties hereto agree that they have been represented by legal counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

   9.10 Definitions. For purposes of this Agreement, the following terms shall have the meanings set forth below:

   (a) "Material Adverse Effect" means, with respect to any person or entity, any event, change or effect that is materially adverse to the business, operations, personnel, condition (financial or otherwise), properties, assets (including intangible assets), liabilities, or results of operations of such person or entity and its subsidiaries, taking such person or entity together with its subsidiaries as a whole, provided, that none of the following, either alone or in combination, shall constitute, in and of itself or in and of themselves, a Material Adverse Effect: changes, events and effects that are directly caused by (i) conditions affecting national, regional or world economies as a whole (to the extent such person or entity is not disproportionately affected), (ii) conditions affecting the industry or industries, as a whole, in which such person or entity participates (to the extent such person or entity is not disproportionately affected), (iii) the announcement or pendency of this Agreement or the transactions contemplated by this Agreement, (iv) failure of Parent to meet the revenue or earnings predictions of equity analysts (as reflected in the First Call consensus estimate), or any other published revenue or earnings predictions or expectations, for any period ending on or after the date of this Agreement, or
(v) changes in the market price or trading volume of Parent capital stock.

   (b) The term "knowledge" means, with respect to any party, the actual knowledge after reasonable inquiry of the directors and officers of such party and employees of such party charged with senior administrative or operational responsibility for matters as to which knowledge is ascribed.

   IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed and delivered by its respective officer thereunto duly authorized, all as of the date first written above.

                                          DIGITAL ISLAND, INC.

                                                   /s/ T.L. Thompson
                                          By: _________________________________
                                             Name: T.L. Thompson
                                             Title: Chief Financial Officer &
                                             Secretary

                                          BEACH ACQUISITION CORP.

                                                   /s/ T.L. Thompson
                                          By: _________________________________
                                             Name: T.L. Thompson
                                             Title: Chief Financial Officer &
                                             Secretary

                                          SANDPIPER NETWORKS, INC.

                                                   /s/ Leo S. Spiegel
                                          By: _________________________________
                                             Name: Leo S. Spiegel
                                             Title: Chairman, President and
                                             CEO

                                                                       EXHIBIT A

                             AGREEMENT OF MERGER OF
                 DIGITAL ISLAND, INC., BEACH ACQUISITION CORP.
                          AND SANDPIPER NETWORKS, INC.

   This Agreement of Merger, dated as of the     day of       ("Merger
Agreement"), among Digital Island, Inc. a Delaware corporation ("Parent"), Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Sandpiper Networks, Inc., a California corporation ("Company").

                                    RECITALS

   A. Company was incorporated in the State of California on December 23, 1996
and on the date hereof has outstanding      shares of Common Stock ("Company
Common Stock") and      shares of Preferred Stock ("Company Preferred Stock").
Company Common Stock and Company Preferred Stock are collectively referred to herein as "Company Capital Stock."

   B. Parent, Merger Sub and Company have entered into an Agreement and Plan of Reorganization (the "Agreement and Plan of Reorganization") providing for the merger ("Merger") of Merger Sub with and into Company.

   C. The Boards of Directors of Parent, Company and Merger Sub and the shareholders of Company have approved the Merger.

                                   AGREEMENTS

   The parties hereto hereby agree as follows:

   1. Merger Sub shall be merged with and into Company, and Company shall be the surviving corporation (the "Surviving Corporation").

   2. The Merger shall become effective at such time (the "Effective Time") as this Merger Agreement and the officers' certificate of Company is filed with the Secretary of State of the State of California pursuant to Section 1103 of the Corporations Code of the State of California.

   3. At the Effective Time (i) all shares of Company Capital Stock that are owned directly or indirectly by Company, Parent, Merger Sub or any other subsidiary of Parent shall be cancelled, and no securities of Parent or other consideration shall be delivered in exchange therefor, (ii) each of the issued and outstanding shares of Company Capital Stock (other than shares, if any, held by persons who have not voted such shares for approval of the Merger and with respect to which such persons shall become entitled to exercise dissenters' rights in accordance with Section 1300 et seq. of the California Corporations Code, referred to hereinafter as "Dissenting Shares") shall be converted automatically into and exchanged for 1.0727 shares of Parent Common Stock. Those shares of Parent Common Stock to be issued as provided in this
Section 3 are referred to herein as the "Parent Shares."

   4. Any Dissenting Shares shall not be converted into Parent Common Stock but shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the law of the State of California. If after the Effective Time any Dissenting Shares shall lose their status as Dissenting Shares, then as of the occurrence of the event which causes the loss of such status, such shares shall be converted into Parent Common Stock in accordance with Section 3.

   5. Notwithstanding any other term or provision hereof, no fractional shares of Parent Common Stock shall be issued, but in lieu thereof each holder of shares of Company Capital Stock who would otherwise, but for rounding as provided herein, be entitled to receive a fraction of a share of Parent Common Stock shall receive from Parent an amount of cash equal to the
per share market value of Parent Common Stock (deemed to be $     ) multiplied
by the fraction of a share of Parent Common Stock to which such holder would otherwise be entitled. The fractional share interests of each Company shareholder shall be aggregated, so that no Company shareholder shall receive cash in an amount greater than the value of one full share of Parent Common Stock.

   6. The conversion of Company Capital Stock into Parent Common Stock as provided by this Merger Agreement shall occur automatically at the Effective Time without action by the holders thereof. Each holder of Company Capital Stock shall thereupon be entitled to receive shares of Parent Common Stock in accordance with the Agreement and Plan of Reorganization.

   7. Also, at the Effective Time, each share of Common Stock of Merger Sub outstanding immediately prior to the Effective Time shall automatically be converted into and exchanged for one share of Common Stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

   8. At the Effective Time, the separate existence of Merger Sub shall cease, and Company shall succeed, without other transfer, to all of the rights and properties of Merger Sub and shall be subject to all the debts and liabilities thereof in the same manner as if Company had itself incurred them. All rights of creditors and all liens upon the property of each corporation shall be preserved unimpaired.

   9. At the Effective Time, Company's Stock Option Plan, as amended (the "Company Stock Option Plan"), and all options to purchase Company Common Stock then outstanding under the Company Stock Option Plan shall be assumed by Parent.

   10. At the Effective Time, each warrant to acquire shares of Company Capital Stock then outstanding (each a "Company Warrant") shall be converted and exchanged for warrants to purchase such number of shares of Parent Common Stock in accordance with the Agreement and Plan of Reorganization.

   11. This Merger Agreement is intended as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

   12. (a) The Articles of Incorporation of Company in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation unless and until thereafter amended, provided however, that immediately after the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended and restated so as to read in its entirety like the Articles of Incorporation of Merger Sub with Article 1 of the Articles of Incorporation amended to read as follows: "The name of the corporation is Sandpiper Networks, Inc."

   (b) The Bylaws of Company in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation unless and until amended or repealed as provided by applicable law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

   (c) The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation. The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

   13. (a) Notwithstanding the approval of this Merger Agreement by the shareholders of Company, this Merger Agreement may be terminated at any time prior to the Effective Time by mutual agreement of the Boards of Directors of Parent and Company.

   (b) Notwithstanding the approval of this Merger Agreement by the shareholders of Company, this Merger Agreement shall terminate in the event that the Agreement and Plan of Reorganization shall be terminated as therein provided.

   (c) In the event of the termination of this Merger Agreement as provided above, this Merger Agreement shall forthwith become void and there shall be no liability on the part of Company or Parent or their respective officers, directors or shareholders, except as otherwise provided in the Agreement and Plan of Reorganization.

   (d) This Merger Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

   (e) This Merger Agreement may be amended by the parties hereto any time before or after approval hereof by the shareholders of Company, but, after such approval, no amendment shall be made which by law requires the further approval of such shareholders without obtaining such approval. This Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

   IN WITNESS WHEREOF, the parties have executed this Merger Agreement as of the date first written above.

                                          DIGITAL ISLAND, INC.


                                          By: _________________________________
                                             [Name]
                                             President


                                          By: _________________________________
                                             [Name]
                                             Secretary

                                          BEACH ACQUISITION CORP.


                                          By: _________________________________
                                             [Name]
                                             President

                                          By: _________________________________
                                             [Name]
                                             Secretary

                                          SANDPIPER NETWORKS, INC.


                                          By: _________________________________
                                             [Name]
                                             President

                                          By: _________________________________
                                             [Name]
                                             Secretary

               OFFICERS' CERTIFICATE OF SANDPIPER NETWORKS, INC.

             , President, and           , Secretary, of Sandpiper Networks,
Inc., a corporation duly organized and existing under the laws of the State of California (the "Corporation"), do hereby certify:

   1. That they are the duly elected, acting and qualified President and the Secretary, respectively, of the Corporation.

   2. There are two authorized class of shares, consisting of
shares of Common Stock, of which              shares are outstanding and
entitled to vote on the Agreement of Merger in the form attached and
shares of Preferred Stock, of which            shares are outstanding and
entitled to vote on such Agreement of Merger.

   3. The Agreement of Merger in the form attached was duly approved by the Board of Directors of the Corporation in accordance with the California Corporations Code.

   4. Approval of the Agreement of Merger by the holders of at least a majority of the outstanding shares of Common Stock and Preferred Stock was required. The percentage of the outstanding shares of each such class of the Corporation's shares entitled to vote on the Agreement of Merger which voted to approve the Agreement of Merger equaled or exceeded the vote required.

   Each of the undersigned declares under penalty of perjury that the statements contained in the foregoing certificate are true of their own
knowledge. Executed in           , California, on                     .

                                          By: _________________________________
                                             [Name]
                                             President

                                          By: _________________________________
                                             [Name]
                                             Secretary

                 OFFICERS' CERTIFICATE OF DIGITAL ISLAND, INC.

              , President, and           , Secretary, of Digital Island, Inc. a
Delaware corporation ("Parent"), hereby certify that:

   1. That they are duly elected, acting and qualified President and Secretary, respectively, of Parent.

   2. There are two authorized classes of shares, consisting of (i) 100,000,000
shares of Common Stock, of which       shares were issued and outstanding on
       , 1999, and (ii) 10,000,000 shares of Preferred Stock, none of which are issued and outstanding.

   3. The Agreement of Merger in the form attached was approved by the Board of Directors of Parent in accordance with the Delaware General Corporation Law.

   4. No vote of the shareholders of Parent was required pursuant to Section 1201(b) of the California Corporations Code and Section 252 of the Delaware General Corporation Law with respect to the merger under the Agreement of Merger. The issuance of Common Stock pursuant to the merger was required to be approved by the holders of at least a majority of the outstanding shares of Common Stock. A majority of the outstanding shares of Common Stock approved such issuance of Common Stock.

   Each of the undersigned declares under penalty of perjury that the statements contained in the foregoing certificate are true of their own
knowledge. Executed in       , California on           .


                                          _____________________________________
                                          [Name]
                                          Secretary


                                          _____________________________________
                                          [Name]
                                          Secretary

                                                                       EXHIBIT B

                       DECLARATION OF REGISTRATION RIGHTS

   THIS DECLARATION OF REGISTRATION RIGHTS (the "Declaration") is made by DIGITAL ISLAND, INC., a Delaware corporation ("Island") for the benefit of shareholders of SANDPIPER NETWORKS, INC., a California corporation (the "Company"), pursuant and subject to Section 1.12 of that certain Agreement and Plan of Reorganization dated as of October 24, 1999 by and among Island, Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Island, and the Company (the "Reorganization Agreement"). This Declaration is subject in its entirety to the terms and conditions set forth in the Reorganization Agreement and the Ancillary Documents. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Reorganization Agreement unless the context otherwise requires.

                                   SECTION 1

                              CERTAIN DEFINITIONS

   Certain Definitions. As used in this Declaration, the following terms shall have the following respective meanings:

   1.1 "SEC" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

   1.2 "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same shall be in effect from time to time.

   1.3 The terms "register", "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act (as defined below), and the declaration or ordering of the effectiveness of such registration statement.

   1.4 "Registrable Securities" means (i) the shares of Common Stock of Island issuable or issued to each holder of Company Capital Stock or options or warrants to acquire Company Capital Stock at the Effective Time by virtue of the Merger (such holders collectively, the "Holders" and each individually, a "Holder", and such shares of Common Stock, the "Stock"), excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which a Holder's rights under this Declaration are not assigned; provided, however, that Registrable Securities shall only be treated as Registrable Securities if and so long as, they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act under Section 4(1) thereof so that all transfer restrictions and restrictive legends with respect thereto are removed upon the consummation of such sale.

   1.5 "Securities Act" shall mean the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as the same shall be in effect from time to time.

   1.6 An "Affiliate" of an entity referenced herein shall mean (i) any entity who controls, is controlled by, or is under common control with such entity,
(ii) any constituent partner or shareholder of such entity, (iii) all mutual funds or other pooled investment vehicles or entities under the control or management of such entity, or the general partner or investment advisor of such entity, or any Affiliate of such mutual funds, pooled investment vehicles, general partner or investment advisor, or (iv) with respect to an individual, such individual's spouse, siblings, ancestors and descendants (whether natural or adopted), any spouses of such siblings, ancestors and descendants, any siblings of such ancestors and descendants, and any trust established solely for the benefit of one or more of such individual's spouse, siblings, ancestors and/or descendants.

                                   SECTION 2

                                PIGGYBACK RIGHTS

   2.1 Notice of Registration. If at any time or from time to time, Island shall determine to register any of its equity securities for its own account in an underwritten public offering or receives a valid request from a party to the Existing Agreement (as defined below) to register any of its equity securities in an underwritten public offering, Island will:

   (i) promptly give to the Holders written notice thereof; and

   (ii) include in such registration (and any related qualification under blue sky laws or other compliance), and underwriting, all the Registrable Securities (subject to cutback as set forth in Section 2.2) specified in a written request or requests made within thirty (30) days after receipt of such written notice from Island by any Holder.

   2.2 Underwriting. The right of any Holder to registration pursuant to this
Section 2 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of Registrable Securities in the underwriting to the extent provided herein. If any Holder proposes to distribute its securities through such underwriting, such Holder shall (together with Island and any other shareholders distributing their securities through such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by Island. Notwithstanding any other provision of this Section 2, if the managing underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the managing underwriter may limit the Registrable Securities to be included in such registration. Island shall so advise the Holder and the other shareholders distributing their securities through such underwriting pursuant to piggyback registration rights similar to this Section 2, and the number of shares of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among the Holder and any other participating shareholders in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holder and other securities held by other shareholders and entitled to registration rights at the time of filing the registration statement, provided that the aggregate amount of Registrable Securities held by selling Holders included in the offering shall not be reduced below twenty percent (20%) of the total amount of securities included in that offering. In the event the managing underwriter does determine that marketing factors require a limitation of the number of shares to be underwritten (the "Cutback"), such Cutback shall be applied first to any participating shareholders other than Holders of Registrable Securities before it shall be applied to Holders of Registrable Securities, subject to the above mentioned twenty percent (20%) reduction limit, if at all. To facilitate the allocation of shares in accordance with the above provisions, Island or the underwriters may round the number of shares allocated to each Holder or other shareholder to the nearest 100 shares. If any Holder or other shareholder disapproves of the terms of any such underwriting, he or she may elect to withdraw therefrom by written notice to Island and the managing underwriter. Any securities excluded or withdrawn from such underwriting shall be withdrawn from such registration, and shall not be transferred in a public distribution prior to one-hundred eighty (180) days after the effective date of the registration statement relating thereto.

   2.3 Right to Terminate Registration. The Island shall have the right to terminate or withdraw any registration initiated by it under this Section 2 prior to the effectiveness of such registration, whether or not any Holder has elected to include securities in such registration.

                                   SECTION 3

                             OBLIGATIONS OF ISLAND

   Whenever Island is required by the provisions of this Declaration to use its reasonable best efforts to effect the registration of the Registrable Securities, Island shall: (i) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to make and to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities proposed to be registered in such registration statement until the earlier of the sale of the Registrable Securities so registered or one hundred twenty (120) days subsequent to the effective date of such registration statement; (ii) furnish to any Holder such number of copies of any prospectus (including any preliminary prospectus and any amended or supplemented prospectus), in conformity with the requirements of the Securities Act, as such Holder may reasonably request in order to effect the offering and sale of the Registrable Securities to be offered and sold, but only while Island shall be required under the provisions hereof to cause the registration statement to remain current; (iii) use its reasonable best efforts to register or qualify the Registrable Securities covered by such registration statement under the securities or blue sky laws of such states as Holder shall reasonably request, maintain any such registration or qualification current until the earlier of the sale of the Registrable Securities so registered or one hundred twenty
(120) days subsequent to the effective date of the registration statement, or, in the case of a shelf registration, until the earlier of the sale of the Registrable Securities so registered or nine (9) months subsequent to the effective date of such registration statement and, take any and all other actions either necessary or reasonably advisable to enable Holders to consummate the public sale or other disposition of the Registrable Securities in jurisdictions where such Holders desire to effect such sales or other disposition; (iv) cause all Registrable Securities registered pursuant hereunder to be listed on each securities exchange on which the same class of securities of Island are then listed; and (v) take all such other actions either necessary or reasonably desirable to permit the Registrable Securities held by a Holder to be registered and disposed of in accordance with the method of disposition described herein, including causing Island's senior management to use their commercially reasonable efforts in the marketing of any securities pursuant to any underwritten public offering so registered. Notwithstanding the foregoing, Island shall not be required to register or to qualify an offering of the Registrable Securities under the laws of a state if as a condition to so doing Island is required to qualify to do business or to file a general consent to service of process in any such state or jurisdiction, unless Island is already subject to service in such jurisdiction.

                                   SECTION 4

                            EXPENSES OF REGISTRATION

   Island shall pay all of the fees and expenses incurred in connection with any registration statement that is initiated pursuant to this Declaration, including, without limitation, all SEC and blue sky registration and filing fees, printing expenses, transfer agent and registrar fees, the fees and disbursements of Island's outside counsel, the reasonable fees and disbursements of one counsel to the Holders and independent accountants (the "Registration Expenses"). Provided however, that any underwriting discounts, fees and disbursements of any additional counsel to the Holders, selling commissions and stock transfer or other taxes applicable to the Registrable Securities registered on behalf of Holders shall be borne by the Holders of the Registrable Securities included in such registration.

                                   SECTION 5

                                INDEMNIFICATION

   5.1 Island. To the extent permitted by law, Island will indemnify Holders and each person controlling Holders within the meaning of Section 15 of the Securities Act, and each underwriter if any, of Island's securities, with respect to any registration, qualification or compliance which has been effected pursuant to this Declaration, against all expenses, claims, losses, damages or liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by Island of any rule or regulation promulgated under the Securities Act applicable to Island in connection with any such registration, qualification or compliance, and Island will reimburse Holders and each person controlling Holders, and each underwriter, if any, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that Island will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to Island by such Holder or controlling person or underwriter seeking indemnification expressly for use therein; and provided further, that the indemnity provided in this Section 5.1 with respect to any losses, claims, damages, liabilities or actions, arising from a sale of Registrable Securities pursuant to a registration hereunder, based upon any untrue statement or alleged untrue statement of material fact or omission or alleged omission to state a material fact in any preliminary or final prospectus (or amendment or supplement thereto) of Island shall not inure to the benefit of or be available to the Holders or any other person if a copy of the prospectus, as further amended or supplemented, in which such untrue statement or alleged untrue statement or omission or alleged omission was corrected is sent or given to those persons asserting such losses, claims, damages, liabilities or actions within the time required by the Securities Act and the Rules and Regulations thereto.

   5.2 Holders. To the extent permitted by law, each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected (the "Indemnifying Holder"), indemnify Island, each of its directors and officers and each person who controls Island within the meaning of Section 15 of the Securities Act, and each underwriter, if any, of Island's securities with respect to any registration, qualification or compliance which has been effected pursuant to this Declaration, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by such Indemnifying Holder of any rule or regulation promulgated under the Securities Act applicable to such Indemnifying Holder in connection with any such registration, qualification or compliance, and the Indemnifying Holder will reimburse Island, such directors and officers and each person controlling Island and each underwriter, if any, for any legal or any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, in reliance upon and in conformity with written information furnished to Island by such Indemnifying Holder expressly for use therein, provided that in no event shall any indemnity under this Section 5.2 exceed the gross proceeds of the offering received by such Indemnifying Holder; and provided further, that the indemnity provided in this Section 5.2 with respect to any losses, claims, damages, liabilities or actions, arising from a sale of Registrable Securities pursuant to a registration hereunder, based upon any untrue statement or alleged untrue statement of material fact or omission or alleged omission to state a material fact in any preliminary or final prospectus (or amendment or supplement thereto) of Island shall not inure to the benefit of or be available to Island or any other person if the Holder corrected such untrue statement or alleged untrue statement or omission or alleged omission and sent it to Island for inclusion in the prospectus within the time required by the Securities Act and the Rules and Regulations thereto.

   5.3 Defense of Claims. Each party entitled to indemnification under this
Section 5 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not unreasonably be withheld), and the Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of the Indemnified Party by counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 5 unless the failure to give such notice is materially prejudicial to an Indemnifying Party's ability to defend such action. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party which consent shall not be unreasonably withheld, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation and include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any Indemnified Party. No Indemnifying Party shall be required to indemnify any Indemnified Party with respect to any settlement entered into without such Indemnifying Party's prior written consent.

                                   SECTION 6

                               RULE 144 REPORTING

   With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of the Registrable Securities to the public without registration, Island agrees to use its reasonable best efforts to:

   (a) Make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times from and after the date hereof;

   (b) File with the SEC in a timely manner all reports and other documents required of Island under the Securities Act and the Exchange Act at any time after it has become subject to such reporting requirements; and

   (c) So long as a Holder owns any Registrable Securities, furnish to such Holder forthwith upon request a written statement by Island as to its compliance with the reporting requirements of said Rule 144 (at any time from and after the date hereof), and of the Securities Act and the Exchange Act, a copy of the most recent annual or quarterly report of Island, and such other reports and documents of Island, and such other reports and documents so filed as a Holder may reasonably request in availing itself of any rule or regulation of the SEC allowing such Holder to sell any such securities without registration.

                                   SECTION 7

                             TERMINATION OF RIGHTS

   Unless otherwise specified herein, the rights and provisions of this Declaration shall terminate as to all Holders on July 15, 2006. The rights of any individual Holder to receive notice and to participate in a registration pursuant to the terms of Section 2 hereof shall terminate at such time as such Holder (i) owns less than one percent (1%) of the outstanding Stock of Island and (ii) could sell all of the Registrable Securities held by such Holder in any one three-month period pursuant to Rule 144 (including Rule 144(k)) under the Securities Act.

                                   SECTION 8

                                 MISCELLANEOUS

   8.1 Assignment. Subject to compliance with the Reorganization Agreement and the Ancillary Documents, the rights to cause Island to register Registrable Securities granted to the Holders by Island under this Declaration may be transferred or assigned by the Holders to an Affiliate or may be transferred or assigned by any Holder to a transferee which acquires at least 100,000 Shares of the Registrable Securities owned as of the date of the Effective Time by such Holder; provided that Island is given written notice at the time of or within a reasonable time after said transfer or assignment, stating the name and address of the transferee or assignee and identifying the securities with respect to which such rights are being transferred or assigned, and, provided further, that the transferee or assignee of such rights assumes the obligations of such Holder under this Declaration and agrees to be bound hereby pursuant to a written instrument in form and substance reasonably satisfactory to Island. Subject to the preceding sentence, this Declaration shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any transferee or assignee shall thereafter be treated as a Holder in all respects, subject to the limitations herein. Until Island receives actual notice of any transfer or assignment, it shall be entitled to rely on the then existing list of Holders and the failure to notify Island of any transfer or assignment shall not affect the validity of a notice properly given by Island to the Holders pursuant to lists maintained by Island.

   8.2 Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons, including without limitation, Affiliates, shall be aggregated together for the purpose of determining the availability of any rights under this Declaration.

   8.3 Governing Law. This Declaration shall be governed by and construed under the laws of the State of California as applied to agreements entered into solely between residents of and to be performed entirely within, such state without regard to conflicts of law principles thereof.

   8.4 Counterparts. This Declaration may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   8.5 Titles and Subtitles. The titles and subtitles used in this Declaration are used for convenience only and are not to be considered in construing or interpreting this Declaration.

   8.6 Notices. All notices, requests, demands and other communications under this Declaration or in connection herewith shall be given to or made upon the Holder at the addresses set forth in Island's records and, if to Island, at the address previously furnished by Island to the Holders, addressed to the attention of the President.

   (a) All notices, requests, demands and other communications given or made in accordance with the provisions of this Declaration shall be in writing, and shall be sent by airmail, return receipt requested, or by facsimile with confirmation of receipt, and shall be deemed to be given or made when receipt is so confirmed.

   (b) Any party may, by written notice to the other, alter its address or respondent, and such notice shall be considered to have been given three (3) days after the airmailing or faxing thereof.

   8.7 Attorneys' Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Declaration, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

   8.8 Amendments and Waivers. Any term of this Declaration may be amended or any right hereunder waived with the written consent of Island and the Holders of 66- 2/3% of the shareholders of record of the Company immediately prior to the Effective Time of the Merger, provided that Island has also received any additional consent required under that certain Amended and Restated Investors' Rights Agreement dated February 19, 1999, as amended, by and among Island and the individuals or entities listed on the signature pages thereof (the "Existing Agreement"). Any amendment or waiver effected in accordance with this Section 8.8 shall be binding upon the Holders and each transferee of the Registrable Securities, each future holder of all such Registrable Securities and Island.

   8.9 Severability. If one or more provisions of this Declaration are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Declaration, and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

   8.10 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party to this Declaration, upon any breach or default of the other party, shall impair any such right, power or remedy of such non-breaching party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Declaration, or any waiver on the part of any party of any provisions or conditions of this Declaration, must be made in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Declaration, or by law or otherwise afforded to any Holder, shall be cumulative and not alternative.

   IN WITNESS WHEREOF, the undersigned has executed this Declaration as of the date first written above.

                                        DIGITAL ISLAND, INC.

                                        By: ___________________________________
                                           Name:
                                           Title:

                                                                       EXHIBIT C

                             SHAREHOLDER AGREEMENT

   This Shareholder Agreement (this "Agreement") is made and entered into as of
October   , 1999 by and among Digital Island, Inc., a Delaware corporation
("Parent"), Sandpiper Networks, Inc., a California corporation ("Company"), and the undersigned shareholder of Company ("Shareholder"). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Reorganization Agreement (as defined below).

                                    RECITALS

   WHEREAS, pursuant to an Agreement and Plan of Reorganization dated as of October 24, 1999 by and among Parent, Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Company (such agreement as it may be amended is hereinafter referred to as the "Reorganization Agreement"), Merger Sub will be merged with and into Company (the "Merger"); the outstanding shares of capital stock of Company (the "Company Capital Stock") will be converted into common stock of Parent (the "Parent Shares") at the applicable exchange ratio set forth in the Reorganization Agreement; and the Company will become a wholly owned subsidiary of Parent (the "Transaction");

   WHEREAS, it is a condition of Parent's willingness to enter into the Transaction that certain shareholders of Company have executed and delivered to Parent a Shareholder Agreement upon the terms set forth herein; and

   WHEREAS, Shareholder is the registered and beneficial owner of such number of shares of the outstanding capital stock of Company as is indicated on the signature page of this Agreement (the "Shares");

   NOW, THEREFORE, the parties agree as follows:

  1. Share Ownership and Agreement to Retain Shares.

   1.1 Transfer and Encumbrance.

   (a) Shareholder represents and warrants to Parent that: (i) Shareholder is the beneficial owner of the Shares and, except as otherwise set forth on the signature page hereto, (A) has held each such Share at all times since the date such Share was originally issued by Company, and (B) did not acquire any shares of Company Capital Stock in contemplation of the Merger; (ii) the Shares constitute Shareholder's entire beneficial ownership interest in the outstanding capital stock and voting securities of Company; (iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire the Shares or any portion of the Shares (except, with respect to Shareholders which are partnerships, partners of such Shareholders);
(iv) the Shares are and will be at all times until the Expiration (as defined below) free and clear of any liens, claims, options, charges or other encumbrances (except with respect to federal or state securities laws); and (v) Shareholder's principal residence or place of business is set forth on the signature page hereto.

   (b) Other than this Agreement, at all times prior to the Expiration, Shareholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of or encumber (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Shares or New Shares (as defined below) or any interest therein or enter into any contract, option, or other arrangement (including any profit sharing or other derivative arrangement) with respect to any Shares or any New Shares or any interest therein with any person other than pursuant to the Reorganization Agreement, unless prior to any such Transfer the transferee of such Shares or New Shares enters into and is bound by a shareholders agreement with Parent on terms substantially identical to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, (1) any Acquisition Proposal (as defined below) or transaction or occurrence which if publicly proposed and offered to the Company and its shareholders (or any of them) would be the subject of an Acquisition Proposal (collectively, "Alternative Transactions") or (2) any amendment of the Company's Articles of Incorporation or Bylaws or other proposal, action or transaction involving the Company or any of its subsidiaries, which amendment or other proposal, action or transaction would or could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement or to dilute in any material respect the benefits to Parent of the Merger and the other transactions contemplated by the Reorganization Agreement, or change in any manner the voting rights of any class or shares of Company Capital Stock (collectively, "Frustrating Transactions"). As used herein, the term "Expiration" shall mean the earlier to occur of (x) the Effective Time or (y) the valid termination of the Reorganization Agreement in accordance with its terms.

   1.2 New Shares. Shareholder agrees that any shares of capital stock of Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership after the date of this Agreement and prior to the Expiration ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

   2. Agreement to Vote Shares. Prior to the Expiration, Shareholder covenants and agrees as follows:

   (a) At each meeting of the shareholders of the Company called to vote upon the Merger, the Reorganization Agreement or any of the transactions contemplated by the Reorganization Agreement, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the Merger, the Reorganization Agreement or any of the transactions contemplated by the Reorganization Agreement, is sought, such Shareholder shall, including by executing a shareholder's written consent if requested by Parent, vote (or cause to be voted) such Shareholder's Shares or New Shares in favor of the adoption and approval by the Company of the Reorganization Agreement and the approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Reorganization Agreement and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Reorganization Agreement, including any agreements or arrangements that may result in the payment of any amount that would not be deductible by reason of Section 280G of the Internal Revenue Code of 1986, as amended.

   (b) At any meeting of the shareholders of the Company or at any adjournment thereof or in any other circumstances upon which such Shareholder's vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) the Shares or New Shares of such Shareholder against, and shall not consent to (and shall cause not to be consented to), any Alternative Transaction or Frustrating Transaction.

   (c) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Shareholder from acting in his capacity as a director of Company, to the extent applicable, it being understood that this Agreement shall apply to Shareholder solely in his capacity as a shareholder of the Company.

   3. Irrevocable Proxy. Shareholder hereby agrees to timely deliver to Parent a duly executed proxy in the form attached hereto as Annex A (the "Proxy"), such Proxy to cover the Shares and New Shares in respect of which Shareholder is entitled to vote at each meeting of the Shareholders of Company (including, without limitation, each written consent in lieu of a meeting). In the event that Shareholder is unable to provide any such Proxy in a timely manner, Shareholder hereby grants Parent a power of attorney to execute and deliver such Proxy for and on behalf of Shareholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of Shareholder. Upon the execution of this Agreement by Shareholder, Shareholder hereby revokes any and all prior proxies given by Shareholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration.

   4. Additional Covenants of Shareholder. Shareholder hereby represents, warrants and covenants to Parent as follows:

   (a) Shareholder has full power and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms. Except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, the execution and delivery of this Agreement by Shareholder does not, and the performance of Shareholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Shareholder is a party or by which Shareholder or the Shares or New Shares are or will be bound or affected.

   (b) Shareholder undertakes and agrees to indemnify and hold harmless Parent, Company, and each of their respective current and future officers and directors (an "Indemnified Person") within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses ("Claims") based upon, arising out of or resulting from any breach or nonfulfillment of any undertaking, covenant or agreement made herein by Shareholder, or caused by or attributable to Shareholder, or Shareholder's agents or employees, or representatives, brokers, dealers and/or underwriters insofar as they are acting on behalf of and in accordance with the instruction of or with the knowledge of Shareholder, in connection with or relating to any offer, sale, pledge, transfer or other disposition or encumbrance of any of the Parent Shares by or on behalf of Shareholder, which claim or claims result from any breach or nonfulfillment as set forth above. The indemnification set forth herein shall be in addition to any liability that Shareholder may otherwise have to the Indemnified Persons. Promptly after receiving definitive notice of any Claim in respect of which an Indemnified Person may seek indemnification under this Agreement, such Indemnified Person shall submit notice thereof to Shareholder. The omission by the Indemnified Person so to notify Shareholder of any such Claim shall not relieve Shareholder from any liability Shareholder may have hereunder except to the extent that (i) such liability was caused or increased by such omission, or (ii) the ability of Shareholder to reduce or defend against such liability was adversely affected by such omission. The omission of the Indemnified Person so to notify Shareholder of any such Claim shall not relieve Shareholder from any liability Shareholder may have otherwise than hereunder. The Indemnified Persons and Shareholder shall cooperate with and assist one another in the defense of any Claim and any action, suit or proceeding arising in connection therewith.

   (c) Shareholder shall take, or cause to be taken, all other actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all other things, reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Reorganization Agreement.

   (d) Until the Expiration, Shareholder shall not, and shall not authorize or permit any of its subsidiaries or affiliates (other than the Company), officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Shareholder or them to, issue any press release or make any other public statement with respect to the Reorganization Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Agreement without the prior written consent of Parent, except as may be required by applicable law.

   (e) Until the Expiration, Shareholder will not (and will use Shareholder's reasonable best efforts to cause Company, its affiliates, officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Shareholder or them, not to): (i) initiate or solicit, directly or indirectly, any proposal, plan, or offer to acquire all or any substantial part of the business or assets or capital stock of Company, whether by merger or other business combination, purchase of stock or assets, tender offer or otherwise, or to liquidate Company or otherwise distribute to the Shareholders of Company all or any substantial part of the business, assets or capital stock of Company (each, an "Acquisition Proposal"); (ii) initiate, directly or indirectly, any contact with any person in an effort to or with a view towards soliciting or encouraging or facilitating any Acquisition Proposal; (iii) furnish information concerning Company's business, properties or assets to any corporation, partnership, person or other entity or group (other than Parent, or any associate, agent or representative of Parent) under any circumstances that could reasonably be expected to relate to an actual or potential Acquisition Proposal; or (iv) negotiate or enter into discussions or an agreement, directly or indirectly, with any entity or group with respect to any potential Acquisition Proposal. In the event Shareholder shall receive or become aware of any Acquisition Proposal subsequent to the date hereof, Shareholder shall promptly inform Parent as to any such matter and the details thereof to the extent possible without breaching any other agreement to which such Shareholder is a party or violating its fiduciary duties.

   (f) Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that such Shareholder may have.

   (g) Shareholder shall execute and deliver to Parent the Market Standoff Letter Agreement, in the form attached hereto as Annex B.

   5. Enforcement of Transfer Restrictions. Shareholder understands and agrees that (i) Company shall be entitled to affix an appropriate legend to any certificate representing Shares or New Shares reflecting the restrictions set forth in this Agreement; and (ii) if Shareholder attempts to Transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Company shall not, and Shareholder hereby irrevocably instructs Company not to permit any such transfer on its books and records, issue a new certificate representing any of the Shares or New Shares or record such vote unless and until Shareholder shall have complied with the terms of this Agreement.

   6. Additional Documents. Shareholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Parent, to carry out the purpose and intent of this Agreement.

   7. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Shareholder is a party or pursuant to any rights Shareholder may have.

   8. Further Assurances. Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents or other instruments as Parent may request for the purpose of effectuating the matters covered by this Agreement, including the grant of the proxies set forth in Section 3.

   9. Termination. Sections 1, 2, 3 and 4 hereof and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration.

   10. Confidentiality. Shareholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Transaction has been publicly disclosed by Parent.

   11. Miscellaneous.

   11.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   11.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the others. This Agreement is intended to bind Shareholder as a Shareholder of Company only with respect to the specific matters set forth herein.

   11.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

   11.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

   11.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, or delivered to a reputable overnight courier for overnight delivery, postage prepaid, as follows:

   (a) If to Shareholder, at the address set forth below Shareholder's signature at the end hereof.

   (b) If to Parent, to:

     Digital Island, Inc.
     45 Fremont Street
     12th Floor
     San Francisco, CA 94111
     Attention: Ruann F. Ernst
     Facsimile No.: (415) 738-4141
     Telephone No.: (415) 738-4100

   with a copy to:

     Brobeck, Phleger & Harrison LLP
     2200 Geng Road
     Two Embarcadero Place
     Palo Alto, CA 94303
     Attention: Curtis L. Mo, Esq.

     with a copy to Rod J. Howard, Esq.
       Facsimile No.: (650) 496-2715
       Telephone No.: (650) 424-0160

   (c) If to Company, to:

     Sandpiper Networks, Inc.
     125 Auburn Ct.
     Suite 210
     Westlake Village, CA 91362
     Attention: Leo S. Spiegel
     Facsimile No.: (805) 370-2101
     Telephone No.: (805) 370-2100

   with a copy to:

     Riordan & McKinzie LLP
     5743 Corsa Avenue
     Suite 116
     Westlake Village, CA 91362
     Attention: Larry Weeks, Esq.
     Facsimile No.: (818) 706-2956
     Telephone No.: (818) 706-1800

or to such other address as any party hereto or any Indemnified Person may designate for itself by notice given as herein provided.

   11.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of California, without regard to the conflicts of laws principles thereof.

   11.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

   11.8 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

   11.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

DIGITAL ISLAND, INC.

                                          SHAREHOLDER

By: _________________________________     By: _____________________________
Name: _______________________________     (Signature)

Title: ______________________________     _________________________________
                                          (Signature of Spouse)


SANDPIPER NETWORKS, INC.

                                          _________________________________
                                          (Social Security / Tax I.D. No.)

By: _________________________________
Name: _______________________________     _________________________________
                                          (Print Name of Shareholder)

Title: ______________________________
                                          _________________________________
                                          (Print Street Address)

                                          _________________________________
                                          (Print City, State and Zip)

                                          _________________________________
                                          (Print Telephone Number)

                                          _________________________________
                                          (Social Security or Tax I.D.
                                           Number)

   Total Number of Shares of Company Capital Stock owned on the date hereof:

Common Stock: _______________________
Series A Preferred Stock: ___________
Series B Preferred Stock: ___________
State of Residence: _________________

                                                                         ANNEX A

          IRREVOCABLE PROXY TO VOTE STOCK OF SANDPIPER NETWORKS, INC.

   The undersigned shareholder of Sandpiper Networks, Inc., a California corporation ("Company"), hereby irrevocably (to the full extent permitted by the California Corporations Code) appoints the members of the Board of Directors of Digital Island, Inc., a Delaware corporation ("Parent"), and each of them, or any other designee of Parent, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Company that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Company issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned shareholder of Company as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration (as defined below).

   This Irrevocable Proxy is irrevocable (to the extent provided in the California Corporations Code), is coupled with an interest, including, but not limited to, that certain Shareholder Agreement dated as of even date herewith by and among Parent, Company, and the undersigned (the "Shareholder Agreement"), and is granted in consideration of Parent entering into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among Parent, Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Company, which Reorganization Agreement provides for the merger of Merger Sub with and into Company, the conversion of outstanding shares of Company capital stock into the right to receive Parent Common Stock (in accordance with the applicable exchange ratio), and for Company to become a wholly owned subsidiary of Parent (the "Merger"). As used herein, the term "Expiration" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement, and
(ii) the date of termination of the Reorganization Agreement.

   The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents pursuant to the California Corporations Code), at every annual, special or adjourned meeting of the shareholders of Company and in every written consent in lieu of such meeting in favor of approval and adoption of the Reorganization Agreement and approval of the terms thereof and of the Merger and each of the other transactions contemplated by the Reorganization Agreement, and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Reorganization Agreement, and against any Alternative Transaction or Frustrating Transaction (as such terms are defined in the Shareholder Agreement).

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned shareholder may vote the Shares on all other matters.

   All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

   This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

  Dated: ____________________________     _____________________________________
                                          (Signature of Shareholder)

                                          _____________________________________
                                          (Print Name of Shareholder)

                                          Shares beneficially owned:

                                               shares of Company Common Stock

                                               shares of Company Series A
                                           Preferred Stock

                                               shares of Company Series B
                                           Preferred Stock

                                                                         ANNEX B

                        MARKET STANDOFF LETTER AGREEMENT

DIGITAL ISLAND, INC.
45 Fremont Street
12th Floor
San Francisco, CA 94111

Re: Proposed Merger of Digital Island, Inc. and Sandpiper Networks, Inc.

Ladies and Gentlemen:

   The undersigned understands that Sandpiper Networks, Inc., a California corporation ("Company") and Digital Island, Inc., a Delaware corporation ("Parent") have entered into an Agreement and Plan of Reorganization, dated as of October 24, 1999 (the "Reorganization Agreement"), pursuant to which Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent, will be merged with and into Company (the "Merger"). Capitalized terms not otherwise defined herein shall have the same meaning given to them in the Reorganization Agreement.

   In recognition of the benefit that the Merger will confer upon the undersigned as a securityholder, officer and/or director of Company and/or of Parent, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Parent, that, from the Effective Time until the earliest to occur of (a) the sale by Parent of shares of its common stock ("Parent Common Stock") for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, (b) July 15, 2000, (c) the effective date of a merger of Parent with or into another corporation in which fifty (50%) or more of the voting power of Parent is disposed of, or the sale of all or substantially all of the assets of Parent; or (d) such other date, and with such limitations, as may be approved by unanimous vote of the Board of Directors of Parent, the undersigned will not directly or indirectly (i) issue, offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for Parent Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or
(ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Parent Common Stock or any securities convertible into or exchangeable for the Parent Common Stock, whether any such swap transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise.

   The foregoing paragraph shall not apply to (a) transactions by any person relating to shares of Parent Common Stock or other securities acquired in open market transactions after the Effective Time or (b) transfers of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock to a member of the undersigned's immediate family or to a trust of which the undersigned or an immediate family member is the beneficiary (either one a "Transferee") provided that upon any such transfer, the Transferee shall sign a letter substantially similar to this letter agreement.

   The undersigned agrees and consents to the entry of stop transfer instructions with Parent's transfer agent against the transfer of shares of Parent Common Stock held by the undersigned unless such transfer is made in compliance with this Agreement. The undersigned understands and agrees that Parent shall be entitled to affix an appropriate legend to any certificate representing shares of Parent Common Stock reflecting the restrictions set forth in this Agreement.

   This Agreement is irrevocable and may only be amended in writing if agreed to by the unanimous vote of the Board of Directors of Parent.

   The undersigned agrees that the provisions of this letter agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

                                          Very truly yours,

   Date: _______________________________  _____________________________________
                                          (Name of Entity or Individual--
                                           Please Print)

                                          _____________________________________
                                          (Signature)

                                          _____________________________________
                                          (Name of Person signing on behalf of
                                          Entity, if applicable--Please Print)

                                          _____________________________________
                                          (Title of Person signing on behalf
                                          of Entity, if applicable--Please
                                          Print)

                                          On behalf of:

                                                                       EXHIBIT D

                      SHAREHOLDER REPRESENTATION AGREEMENT

   THIS SHAREHOLDER REPRESENTATION AGREEMENT (this "Agreement") is entered into
as of the     day of             ,       between Digital Island, Inc., a
Delaware corporation ("Parent"), and the undersigned Shareholder
("Shareholder") of Sandpiper Networks, Inc., a California corporation ("Company"). Capitalized terms used and not defined herein shall have the meanings set forth in the Reorganization Agreement referred to below.

                                    RECITALS

   A. Company and Parent have entered into an Agreement and Plan of Reorganization, dated as of October 24, 1999 (the "Reorganization Agreement"), pursuant to which Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent, will be merged with and into Company (the "Merger").

   B. By virtue of the Merger and in connection therewith, Shareholder will become the owner of shares of Common Stock of Parent (the "Parent Shares").

   C. Pursuant to the Reorganization Agreement, Parent and an agent (the "Shareholders' Agent") of the former shareholders of Company will enter into the Escrow Agreement with the Escrow Agent.

   D. Shareholder understands and acknowledges that Company, Parent and their respective Securityholders, as well as legal counsel to Company and Parent, are entitled to rely on (x) the truth and accuracy of Shareholder's representations contained herein and (y) Shareholder's performance of the obligations set forth herein.

   NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in the Reorganization Agreement and in this Shareholder's Agreement, it is hereby agreed as follows:

   1. Share Ownership and Agreement to Retain Shares.

   1.1 Transfer and Encumbrance.

   (a) Shareholder represents and warrants to Parent that: (i) Shareholder is the beneficial owner of that number of shares of Company Capital Stock set forth on the signature page hereto (the "Shares") and, except as otherwise set forth on the signature page hereto, (A) has held each such Share at all times since the date such Share was originally issued by Company, and (B) did not acquire any Shares in contemplation of the Merger; (ii) the Shares constitute Shareholder's entire interest in the outstanding capital stock of Company;
(iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire the Shares or any portion of the Shares (except, with respect to Shareholders which are partnerships, partners of such Shareholders); (iv) the Shares are and will be at all times up until the Expiration free and clear of any liens, claims, options, charges or other encumbrances (except with respect to federal and state securities laws); and
(v) Shareholder's principal residence or place of business is accurately set forth on the signature page hereto.

   (b) Shareholder agrees not to transfer (except as may be specifically required by court order or by operation of law), sell, exchange, pledge or otherwise dispose of or encumber the Shares, or to make any offer or agreement relating thereto, at any time on or prior to the Expiration. As used herein, the term "Expiration" shall mean the earlier to occur of (i) the Effective Time or (ii) termination of the Reorganization Agreement in accordance with its terms.

   1.2 New Shares. Shareholder agrees that any shares of capital stock of Company that Shareholder purchases or with respect to which Shareholder otherwise acquires beneficial ownership (including, without limitation, pursuant to any stock split, stock dividend, recapitalization, reorganization or the like) after the date of this Agreement and prior to the Expiration shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

   2. Representations, Warranties and Covenants of Shareholder.

   2.1 Shareholder hereby represents, warrants and covenants to Parent as follows:

   (a) Purchase Entirely for Own Account. The Parent Shares being acquired by Shareholder pursuant to the Merger will be acquired for investment for Shareholder's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and Shareholder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, Shareholder further represents that Shareholder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to such person or to any third person, with respect to any of such Parent Shares.

   (b) Investment Experience. Shareholder, either alone or with a "purchaser representative" as described in subsection (c) below, has substantial experience evaluating and investing in securities of companies and acknowledges that it has the capacity to protect its own interests in connection therewith, can bear the economic risk of its investment and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Parent Shares. If other than an individual, Shareholder also represents it has not been organized for the purpose of acquiring the Parent Shares.

   (c) Accredited Investor/Suitability Questionnaire. Shareholder is and at the Closing (i) will be an "accredited investor" within the meaning of Rule 501 of Regulation D promulgated by the Securities and Exchange Commission (the "SEC"), as presently in effect or (ii) has delivered an Investor Suitability Questionnaire, in the form attached as Annex A, to Parent describing Shareholder's ability to evaluate an investment in Parent Shares or (iii) has appointed a "purchaser representative" as defined in Rule 501 of Regulation D to evaluate Shareholder's investment in Parent Shares.

   (d) Restricted Securities. Shareholder understands that the Parent Shares constitute "restricted securities" under the federal securities laws inasmuch as they are being acquired from Parent in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act of 1933, as amended (the "Securities Act"), only in certain limited circumstances. In this connection, Shareholder represents that Shareholder is familiar with Rule 145 promulgated by the SEC, as presently in effect ("Rule 145"), and understands the resale limitations imposed thereby and by the Securities Act.

   (e) Further Limitations on Disposition. Shareholder agrees not to offer, sell, exchange, transfer, pledge or otherwise dispose of or encumber any of the Parent Shares unless at that time:

     (i) such transaction is permitted pursuant to the provisions of Rule 145 under the Securities Act;

     (ii) counsel representing Shareholder, reasonably satisfactory to Parent, shall have advised Parent in a written opinion letter reasonably satisfactory to Parent and Parent's counsel, and upon which Parent and its counsel may rely, that no registration under the Securities Act is required in connection with the proposed sale, transfer or other disposition;

     (iii) a registration statement under the Securities Act (a "Registration Statement") covering the Parent Shares proposed to be sold, transferred or otherwise disposed of, describing the manner and terms of the proposed sale, transfer or other disposition, and containing a current prospectus, is filed with the SEC and made effective under the Securities Act; provided, however, that use of and reliance on the Registration Statement will be subject to pooling of interests requirements applicable to the Merger, customary "blackout" periods and, if Shareholder is an employee of the Company or Parent at the time of a proposed offer, sale, exchange, transfer, pledge or other disposition or encumbrance of the Parent Shares pursuant to such registration statement, any applicable trading windows of Parent; or

     (iv) an authorized representative of the SEC shall have rendered written advice to Shareholder (sought by Shareholder or counsel to Shareholder, with a copy thereof and of all other related communications delivered to Parent) to the effect that the SEC will take no action, or that the staff of the SEC will not recommend that the SEC take action, with respect to the proposed offer, sale, exchange, transfer, pledge or other disposition or encumbrance if consummated.

   (f) All certificates representing Parent Shares deliverable to Shareholder pursuant to the Reorganization Agreement and in connection with the Merger and any certificates subsequently issued with respect thereto or in substitution therefor shall bear a legend that such shares of Parent Common Stock may only be offered, sold, exchanged, transferred, pledged or disposed of in accordance with this Agreement and with (i) the provisions of Rule 145 under the Securities Act, (ii) pursuant to an effective Registration Statement or (iii) pursuant to an exemption provided by the Securities Act. Parent, at its discretion, may cause stop transfer orders to be placed with its transfer agent with respect to the certificates for such Parent Shares but not as to the certificates for any part of the Parent Shares as to which said legend is no longer appropriate.

   (g) Shareholder will observe and comply with the Securities Act and the General Rules and Regulations thereunder, as now in effect and as from time to time amended and including those hereafter enacted or promulgated, in connection with any offer, sale, exchange, transfer, pledge or other disposition or encumbrance of the Parent Shares or any part thereof.

   (h) Shareholder understands that pursuant to the Reorganization Agreement, Parent and the Shareholders' Agent shall enter into an Escrow Agreement and that Shareholder shall be bound by the provisions of the Escrow Agreement in the form attached as an exhibit to the Reorganization Agreement and Article VIII of the Reorganization Agreement ("Article VIII"); and as such, Shareholder agrees to the appointment of the person or persons identified therein as the Shareholders' Agent and further agrees to be bound by the terms of the Escrow Agreement and Article VIII.

   3. Additional Documents and Actions. Shareholder hereby covenants and agrees to execute and deliver any additional documents and take any actions necessary or desirable, in the reasonable opinion of Parent, to carry out the purposes and intents of this Agreement.

   4. Consent and Waiver. Shareholder hereby gives any consents or waivers that are reasonably required for the consummation of the transactions contemplated by the Reorganization Agreement (the "Transaction") under the terms of any agreement to which Shareholder is a party or pursuant to any contracted rights Shareholder may have.

   5. Confidentiality. Shareholder agrees (i) to hold any information regarding this Agreement and the Transaction in strict confidence, and (ii) not to divulge any such information to any third person, until such time as the Transaction has been publicly disclosed by Parent.

   6. Miscellaneous.

   6.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   6.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by either of the parties.

   6.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by each of the parties hereto.

   6.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Shareholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation, Parent shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Parent at law or in equity and Shareholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

   6.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, or delivered to a reputable overnight courier for overnight delivery, postage prepaid, as follows:

   (a) If to Shareholder, at the address set forth below Shareholder's signature at the end hereof, with a copy to Company.

   (b) If to Parent, to:

     Digital Island, Inc.
     45 Fremont Street
     12th Floor
     San Francisco, CA 94111
     Attention: Ruann F. Ernst
     Facsimile No.: (415) 738-4141
     Telephone No.: (415) 738-4100

   with a copy to:

     Brobeck, Phleger & Harrison LLP
     2200 Geng Road
     Two Embarcadero Place
     Palo Alto, CA 94303
     Attention: Curtis L. Mo, Esq.

     with a copy to Rod J. Howard, Esq.
       Facsimile No.: (650) 496-2715
       Telephone No.: (650) 424-0160

    (c) if to Company, to:

     Sandpiper Networks, Inc.
     125 Auburn Ct.
     Suite 210
     Westlake Village, CA 91362
     Attention: Leo S. Spiegel
     Facsimile No.: (805) 370-2101
     Telephone No.: (805) 370-2100
   with a copy to:

     Riordan & McKinzie LLP
     5743 Corsa Avenue
     Suite 116
     Westlake Village, CA 91362
     Attention: Larry Weeks, Esq.
     Facsimile No.: (818) 706-2956
     Telephone No.: (818) 706-1800

or to such other address as any party hereto may designate for itself by notice given as herein provided.

   6.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of California, without regard to conflict of law principles thereof.

   6.7 Entire Agreement. This Agreement, together with the Reorganization Agreement (to the extent applicable), contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

   6.8 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

   6.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

                    [Rest of page intentionally left blank]

   IN WITNESS WHEREOF, the parties have caused this Shareholder Representation Agreement to be executed as of the date first above written.

   DIGITAL ISLAND, INC.                   SHAREHOLDER

   By: _________________________________  By: _________________________________
   Name: _______________________________  (Signature)
   Title: ______________________________

                                          _____________________________________
                                          (Signature of Spouse)

   SANDPIPER NETWORKS, INC.               _____________________________________
                                          (Print Name)

   By: _________________________________  _____________________________________
   Name: _______________________________  (Print Address)
   Title: ______________________________

                                          _____________________________________
                                          (Print Address)

                                          _____________________________________
                                          (Print Telephone Number)

                                          _____________________________________
                                          (Social Security or Tax I.D. Number)

   Total Number of Shares of Company Capital Stock owned on the date hereof:

   Common Stock: _______________________
   Series A Preferred Stock: ___________
   Series B Preferred Stock: ___________
   State of Residence: _________________

                                                                         ANNEX A

                       INVESTOR SUITABILITY QUESTIONNAIRE

                                                                       EXHIBIT E

                                ESCROW AGREEMENT

   This ESCROW AGREEMENT is made as of                 , 1999, by and among
State Street Bank and Trust Company of California, N.A. (the "Escrow Agent"), DIGITAL ISLAND, INC., a Delaware corporation ("Parent"), and THOMAS R. GOVREAU, as agent (the "Shareholders' Agent") of the former shareholders of SANDPIPER NETWORKS, INC., a California corporation ("Company"). Terms not otherwise defined herein shall have the meaning set forth in the Reorganization Agreement (as defined below).

                                   WITNESSETH

   WHEREAS, Parent, Company and Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), have entered into an Agreement and Plan of Reorganization (the "Reorganization Agreement"), dated as of October 24, 1999, providing for the merger of Merger Sub with and into Company, with Company surviving as a wholly owned subsidiary of Parent (the "Merger"); and

   WHEREAS, pursuant to Article VIII of the Reorganization Agreement, a copy of which is attached hereto as Annex A ("Article VIII"), an escrow fund (the "Escrow Fund") will be established to compensate Parent for certain Damages, if any, arising out of any misrepresentation or breach or default in connection with any of the representations, warranties, covenants and agreements given or made by Company in the Reorganization Agreement, the Company Disclosure Schedule or any Ancillary Agreement; and

   WHEREAS, the Shareholders' Agent has been constituted as agent for and on behalf of the former shareholders of Company (individually, a "Shareholder" and collectively, the "Shareholders") to undertake certain obligations specified in
Article VIII; and

   WHEREAS, Article VIII provides for an Escrow Fund of Escrow Shares representing 10% of the shares of Parent Common Stock to be delivered to the Shareholders in connection with the Merger and pursuant to Section 1.6(a) of the Reorganization Agreement, such escrow to be held by the Escrow Agent; and

   WHEREAS, the parties hereto desire to set forth further terms and conditions in addition to those set forth in Article VIII relating to the operation of the Escrow Fund;

   NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants contained herein, and intending to be legally bound, hereby agree as follows:

   1. Escrow and Escrow Shares. Pursuant to Article VIII, Parent shall deposit in escrow with the Escrow Agent, as escrow agent, within five (5) business days of the Effective Time, a stock certificate or certificates representing shares (the "Escrow Shares"), which shall be registered in the name of the Escrow Agent as nominee for the beneficial owners of such shares. The Escrow Shares shall be held and distributed by the Escrow Agent in accordance with the terms and conditions of Article VIII and this Agreement. The number of Escrow Shares beneficially owned by each Shareholder, the percentage interest of each Shareholder in the Escrow Fund, the address of each Shareholder and the taxpayer identification number of each Shareholder are set forth in Annex B attached hereto.

   2. Rights and Obligations of the Parties. The Escrow Agent shall be entitled to such rights and shall perform such duties of the escrow agent as set forth herein and in Article VIII (collectively, the "Duties"), in accordance with the terms and conditions of this Escrow Agreement and Article VIII. Parent and the Shareholders' Agent shall be entitled to their respective rights and shall perform their respective duties and obligations as set forth herein and in
Article VIII, in accordance with the terms hereof and thereof. In the event that the terms of this Escrow Agreement conflict in any way with the provisions of Article VIII, Article VIII shall control.

   3. Escrow Period. The Escrow Period shall terminate at 11:59 p.m. P.S.T. on the first anniversary of the Effective Time; provided, however, that a portion of the Escrow Shares, which in the reasonable judgment of Parent as set forth in a certificate delivered to the Escrow Agent, subject to the objection of the Shareholders' Agent and any subsequent arbitration of the matter in the manner provided in Section 8.6 of Article VIII, is necessary to satisfy any unsatisfied claims specified in any Officer's Certificate received by the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, shall remain in the Escrow Fund until such claims have been resolved. Parent shall deliver to the Escrow Agent a certificate specifying the Effective Time at the time of the initial deposit of the Escrow Fund.

   4. Duties of Escrow Agent. In addition to the Duties set forth in Article VIII, the Duties of the Escrow Agent shall include the following:

   (a) The Escrow Agent shall hold and safeguard the Escrow Shares during the Escrow Period, shall treat such Escrow Fund as a trust fund in accordance with the terms of this Escrow Agreement and Article VIII and not as the property of Parent, and shall hold and dispose of the Escrow Shares only in accordance with the terms hereof.

   (b) The Escrow Shares shall be voted by the Escrow Agent in accordance with the specific written instructions received by the Escrow Agent from the beneficial owners of such shares as to how such shares are to be voted. The Escrow Agreement need not solicit voting instructions. In the absence of such instructions, the Escrow Agent shall be under no obligation to vote such shares. The Escrow Agent need not forward proxy information, annual or other reports or other information received from Parent with respect to the Escrow Shares.

   (c) Promptly following termination of the Escrow Period, the Escrow Agent shall requisition from Parent's stock transfer agent if necessary, and shall deliver or cause such transfer agent to deliver to the Shareholders the number of Escrow Shares and other property in the Escrow Fund in excess of the amount of such Escrow Shares or other property set forth in a certificate of the Parent as being sufficient to satisfy any unsatisfied claims specified in any Officer's Certificate received by the Escrow Agent prior to termination of the Escrow Period with respect to facts and circumstances existing prior to expiration of the Escrow Period, and to pay expenses as provided in Section 11(b) hereof. As soon as all such claims have been resolved, the Escrow Agent shall deliver to the Shareholders all of the Escrow Shares and other property remaining in the Escrow Fund and not required to satisfy such claims and expenses.

   (d) Pursuant to Section 8.4 of the Reorganization Agreement, for the purpose of compensating Parent for its Damages pursuant to this Agreement, the Parent Common Stock in the Escrow Fund shall be valued at the Escrow Value, which is to be provided by Parent in writing by Parent upon the initial deposit of Escrow Shares to the Escrow Agent. If the value to be distributed to Parent (or to any Shareholder upon a termination of the escrow) is not evenly divisible by the Escrow Value, the Escrow Agent shall round down the number of shares to be distributed to the next highest number of shares and shall distribute that number. In lieu of the fractional interest not distributed, Parent shall furnish to the Escrow Agent, and the Escrow Agent in turn will distribute to the Shareholders, cash equal to such fractional interest multiplied by the Escrow Value. Parent shall be deemed to have purchased such fractional interests with respect to which it has furnished funds to the Escrow Agent. Accordingly, the Escrow Agent, upon receipt of such funds, shall deliver the corresponding number of shares to Parent. In all events, Parent shall so purchase only a whole number of shares. Any cash so received from Parent and not so immediately distributed by the Escrow Agent shall be retained by the Escrow Agent as part of the Escrow Fund, but need not be invested.

   5. Distribution. Any cash dividends, dividends payable in securities or other distributions of any kind (but excluding any shares of Parent capital stock received upon a stock split or stock dividend) shall be promptly distributed by the Escrow Agent to the beneficial holder of the Escrow Shares to which such distribution relates. Any shares of Parent Common Stock received by the Escrow Agent upon a stock split, stock dividend, recapitalization, reorganization or the like made in respect of any securities in the Escrow Fund shall be added to the Escrow Fund and become a part thereof. Any provision hereof and of Article VIII shall be adjusted to appropriately reflect any stock split, stock dividend, reverse stock split, recapitalization, reorganization, merger or the like.

   6. Exculpatory Provisions.

   (a) The Escrow Agent shall be obligated only for the performance of such Duties as are specifically set forth herein and in Article VIII and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be charged with knowledge of any document or agreement except for this Agreement and Article VIII. The Escrow Agent shall not be liable for forgeries or false impersonations. The Escrow Agent shall not be liable for any act done or omitted hereunder as escrow agent except for its own gross negligence or willful misconduct. The Escrow Agent shall in no case or event be liable for any representations or warranties of Company or Parent. Any act done or omitted pursuant to the advice or opinion of counsel shall be conclusive evidence of the good faith of the Escrow Agent and such opinion shall be full and complete authorization and protection in respect of any action taken or omitted by Escrow Agent in accordance herewith.

   (b) The Escrow Agent is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person, excepting only orders or process of courts of law or arbitration as provided in Section
8.6 of the Reorganization Agreement, and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court or rulings of any arbitrators. In case the Escrow Agent obeys or complies with any such order, judgment or decree of any court or such ruling of any arbitrator, the Escrow Agent shall not be liable to any of the parties hereto or to any other person by reason of such compliance, notwithstanding any such order, judgment, decree or arbitrators' ruling being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

   (c) The Escrow Agent shall not be liable in any respect on account of the identity, authority or rights of the parties executing or delivering or purporting to execute or deliver the Reorganization Agreement or any documents or papers deposited or called for thereunder.

   (d) The Escrow Agent shall not be liable for the outlawing of any rights under any statute of limitations with respect to the Reorganization Agreement or any documents deposited with the Escrow Agent.

   7. Alteration of Duties. The Duties may be altered, amended, modified or revoked only by a writing signed by all of the parties hereto.

   8. Resignation and Removal of the Escrow Agent. The Escrow Agent may resign as Escrow Agent at any time with or without cause by giving at least thirty
(30) days' prior written notice to each of Parent and the Shareholders' Agent, such resignation to be effective thirty (30) days following the date such notice is given. In addition, Parent and Shareholders' Agent may jointly remove the Escrow Agent as escrow agent at any time with or without cause, by an instrument (which may be executed in counterparts) given to the Escrow Agent, which instrument shall designate the effective date of such removal. In the event of any such resignation or removal, a successor escrow agent which shall be a bank or trust company organized under the laws of the United States of America or of the State of California having (or if such bank or trust company is a member of a bank company, its bank holding company has) a combined capital and surplus of not less than $50,000,000, shall be appointed by the Shareholders' Agent with the approval of Parent, which approval shall not be unreasonably withheld. Any such successor escrow agent shall deliver to Parent and the Shareholders' Agent a written instrument accepting such appointment, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder and shall be entitled to receive the Escrow Fund.

   9. Further Instruments. If the Escrow Agent reasonably requires other or further instruments in connection with performance of the Duties, the necessary parties hereto shall join in furnishing such instruments.

   10. Disputes. It is understood and agreed that should any dispute arise with respect to the delivery and/or ownership or right of possession of the securities or other property held by the Escrow Agent hereunder, the Escrow Agent is authorized and directed to act in accordance with, and in reliance upon, the terms hereof and of Article VIII.

   11. Escrow Fees and Expenses.

   (a) Parent shall pay the Escrow Agent such fees as are established by the Fee Schedule attached hereto as Annex C and all reasonable "out-of-pocket" expenses incurred while serving as Escrow Agent (including reasonable counsel fees).

   (b) Any out-of-pocket fees and expenses incurred by the Shareholders' Agent (including any loss, liability or expense for which the Shareholders' Agent is to be indemnified pursuant to Section 8.7(b) of the Reorganization Agreement) may be paid out of the Escrow Fund, but only at the end of the Escrow Period and only to the extent any amounts remain after all other distributions from the Escrow Fund and the final resolution of any claims thereon. Escrow Agent shall disburse said amounts, if any, upon receipt of a written request of the Shareholders' Agent. At least two business days prior to the expiration of the Escrow Period, the Shareholders' Agent shall deliver to the Escrow Agent a certificate setting forth the amount of such fees and expenses that are to be paid out of the Escrow Fund. The Escrow Agent may rely on such certificate without inquiry and may assume that, if the Escrow Agent has not received such a certificate, no such fees and expenses are payable.

   12. Indemnification. In consideration of the Escrow Agent's acceptance of this appointment, Parent agrees to indemnify and hold the Escrow Agent and its officers, directors, employees, counsel and agents harmless as to any loss, damage, expense, or liability incurred by it to any person, firm or corporation by reason of its having accepted such appointment or in carrying out the terms hereof and of Article VIII, and to reimburse the Escrow Agent for all its costs and expenses, including, among other things, counsel fees and expenses, reasonably incurred by reason of any matter as to which an indemnity is paid; provided, however, that no indemnity need be paid in case of the Escrow Agent's negligence, willful misconduct or bad faith. In no event shall the Escrow Agent be liable for special, indirect or consequential loss or damages.

   13. General.

   (a) Any notice given hereunder shall be in writing and shall be deemed effective upon the earlier of personal delivery or the third day after mailing by certified or registered mail, postage prepaid, or the first day after delivery with a reputable overnight carrier for next day delivery, postage prepaid, as follows:

   To Parent:

   Digital Island, Inc.
   45 Fremont Street
   12th Floor
   San Francisco, CA 94111
   Attention: Ruann F. Ernst
   Facsimile No.: (415) 738-4141
   Telephone No.: (415) 738-4100
   with a copy to:

   Brobeck, Phleger & Harrison LLP
   2200 Geng Road
   Two Embarcadero Place
   Palo Alto, CA 94303
   Attention: Curtis L. Mo, Esq.

     with a copy to Rod J. Howard, Esq.
     Facsimile No.: (650) 496-2715
     Telephone No.: (650) 424-0160

   if to Company, to:

   Sandpiper Networks, Inc.
   125 Auburn Ct.
   Suite 210
   Westlake Village, CA 91362
   Attention: Leo S. Spiegel
   Facsimile No.: (805) 370-2101
   Telephone No.: (805) 370-2100

   with a copy to:

   Riordan & McKinzie LLP
   5743 Corsa Avenue
   Suite 116
   Westlake Village, CA 91362
   Attention: Larry Weeks, Esq.
   Facsimile No.: (818) 706-2956
   Telephone No.: (818) 706-1800

   To the Escrow Agent:

   State Street Bank and Trust Company
   of California, N.A.
   633 West 5th Street, 12th Floor
   Los Angeles, CA 90071
   Facsimile No.: (213) 362-7357
   Telephone No.: (213) 362-7334

or to such other address as any party may have furnished in writing to the other parties in the manner provided above. Any notice addressed to the Escrow Agent shall be effective only upon receipt. Notwithstanding the foregoing, notices address to the Escrow Agent shall be effective only upon receipt. If any Officer's Certificate, objection thereto or other notice or document of any kind is required to be delivered to the Escrow Agent or any other Person, the Escrow Agent may assume without inquiry that it has been received by such other person if it has been received by the Escrow Agent.

   (b) The Officer's Certificate as defined in Article VIII may be signed by the President, Vice President or Chief Financial Officer of Parent.

   (c) The captions in this Escrow Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Escrow Agreement.

   (d) This Escrow Agreement may be executed in any number of counterparts, each of which when so executed shall constitute an original copy hereof, but all of which together shall constitute one agreement.

   (e) No party may, without the prior express written consent of each other party, assign this Escrow Agreement in whole or in part. This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

   (f) This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of California as applied to contracts made and to be performed entirely within the State of California, without regard to conflict of law principles thereof. The parties to this Escrow Agreement hereby agree to submit to personal jurisdiction in the State of California.

   14. Tax Reporting Matters. Parent and the Shareholders' Representative agree to provide the Escrow Agent with certified tax identification numbers for Parent and each of the Shareholders by furnishing appropriate forms W-9 (or Forms W-8, in the case of non-U.S. persons) and other forms and documents that the Escrow Agent may reasonably request (collectively, "Tax Reporting Documentation") to the Escrow Agent within 30 days after the date hereof. The parties hereto understand that, if such Tax Reporting Documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code, as it may be amended from time to time, to withhold a portion of the Escrow Fund held by the Escrow Agent pursuant to this Agreement.

   15. Shareholders' Agent. Unless and until the Escrow Agent shall receive notice of the appointment of another Shareholders' Agent pursuant to Section 8.7(a) of the Reorganization Agreement, the Escrow Agent may assume without inquiry that the last Shareholders' Agent of which it has notice remains in that capacity.

   IN WITNESS WHEREOF, each of the parties has executed this Escrow Agreement as of the date first above written.

                                          STATE STREET BANK AND TRUST COMPANY
                                          OF CALIFORNIA, N.A.
                                          as Escrow Agent

                                          By: _________________________________
                                             Name: Joni D'Amico
                                             Title: Vice President

                                          DIGITAL ISLAND, INC.

                                          By: _________________________________
                                             Name:
                                             Title:

                                          THOMAS R. GOVREAU
                                          as Shareholders' Agent

                                          By: _________________________________
                                             Name:

                                                                         ANNEX A

                                  ARTICLE VIII

                                                                         ANNEX B

                                  SHAREHOLDERS

                                                                         ANNEX C

                                  FEE SCHEDULE

                                                                       EXHIBIT F

                                VOTING AGREEMENT

   This Voting Agreement (this "Agreement") is made and entered into as of
October   , 1999 by and between Sandpiper Networks, Inc., a California corporation ("Company"), and the undersigned stockholder ("Stockholder") of Digital Island, Inc., a Delaware corporation ("Parent"). Capitalized terms used but not otherwise defined herein shall have the meaning set forth in the Reorganization Agreement (as defined below).

                                    RECITALS

   WHEREAS, pursuant to an Agreement and Plan of Reorganization dated as of October 24, 1999 by and among Parent, Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Company (such agreement as it may be amended is hereinafter referred to as the "Reorganization Agreement"), Merger Sub will be merged with and into Company (the "Merger"); the outstanding shares of capital stock of Company (the "Company Capital Stock") will be converted into common stock of Parent (the "Parent Shares") at the applicable exchange ratio set forth in the Reorganization Agreement; and the Company will become a wholly owned subsidiary of Parent (the "Transaction");

   WHEREAS, it is a condition of Company's willingness to enter into the Transaction that certain stockholders of Parent vote in favor of approval of the issuance of the Parent Shares in the Transaction, upon the terms and conditions set forth herein; and

   WHEREAS, Stockholder is either the registered or beneficial owner of, or holds or exercises, as an individual or in a representative capacity, through any contract, arrangement, relationship or otherwise, voting power with respect to, such number of shares of the outstanding common stock of Parent as is indicated on the signature page of this Agreement (the "Shares");

   NOW, THEREFORE, the parties agree as follows:

   1. Share Ownership and Agreement to Retain Shares.

   1.1 Transfer and Encumbrance.

   (a) Stockholder represents and warrants to Company that: (i) Stockholder is either the registered or beneficial owner of, or holds or exercises, as an individual or in a representative capacity, through any contract, arrangement, relationship or otherwise, voting power with respect to, the Shares; (ii) the Shares constitute all of the shares of outstanding capital stock and voting securities of Parent as to which Stockholder is either the registered or beneficial owner, or as to which Stockholder holds or exercises, as an individual or in a representative capacity, through any contract, arrangement, relationship or otherwise, voting power; (iii) no other person or entity not a signatory to this Agreement has a beneficial interest in or a right to acquire the Shares or any portion of the Shares (except, with respect to Shares held by partnerships or trusts, the partners of such partnerships and the beneficiaries of such trusts, and with respect to share held by corporations, such corporations); (iv) the Shares are and will be at all times until the Expiration (as defined below) free and clear of any liens, claims, options, charges or other encumbrances (except with respect to federal or state securities laws); and (v) Stockholder's principal residence or place of business is set forth on the signature page hereto.

   (b) Other than this Agreement, at all times prior to the Expiration, Stockholder agrees not to (i) sell, transfer, pledge, assign or otherwise dispose of or encumber (including by gift) (collectively, "Transfer"), or consent to any Transfer of, any Shares or New Shares (as defined below) or any interest therein or enter into any contract, option, or other arrangement (including any profit sharing or other derivative arrangement) with respect to any Shares or any New Shares or any interest therein with any person other than pursuant to the Reorganization Agreement, unless prior to any such Transfer the transferee of such Shares or New Shares enters into and is bound by a voting agreement with Company on terms substantially identical to the terms of this Agreement, or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection with, directly or indirectly, any amendment of the Parent's Certificate of Incorporation or Bylaws or other proposal, action or transaction involving the Parent or any of its subsidiaries, which amendment or other proposal, action or transaction would or could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement or to dilute in any material respect the benefits to Company of the Merger and the other transactions contemplated by the Reorganization Agreement, or change in any manner the voting rights of any class or shares of Parent Shares (collectively, "Frustrating Transactions"). As used herein, the term "Expiration" shall mean the earlier to occur of (x) the Effective Time or (y) the valid termination of the Reorganization Agreement in accordance with its terms.

   1.2 New Shares. Stockholder agrees that any shares of capital stock of Parent that Stockholder purchases or with respect to which Stockholder otherwise acquires beneficial or record ownership or voting power after the date of this Agreement and prior to the Expiration ("New Shares") shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Shares.

   2. Agreement to Vote Shares. Prior to the Expiration, Stockholder covenants and agrees as follows:

   (a) At each meeting of the stockholders of the Parent called to vote upon the issuance of Parent Shares in the Transaction, or at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval (including by written consent) with respect to the issuance of the Parent Shares in the Transaction, is sought, such Stockholder shall vote (or cause to be voted) such Stockholder's Shares or New Shares in favor of the approval of the issuance of the Parent Shares in the Transaction and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Reorganization Agreement, and against any proposal, plan or offer to acquire all or any substantial part of the business, assets or capital stock of Parent, whether by merger or other business combinations, purchase of stock or assets, tender offer or otherwise, or to liquidate Parent or otherwise distribute to the Stockholders of Parent all or any substantial part of the business, assets or capital stock of the Company (each, an "Acquisition Proposal") or transaction or occurrence which if publicly proposed and offered to the Company and its Stockholders (or any of them) would be the subject of an Acquisition Proposal, or Frustrating Transaction.

   (b) Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from acting in his capacity as a director of Parent, to the extent applicable, it being understood that this Agreement shall apply to Stockholder solely in his capacity as Stockholder of Parent.

   3. Irrevocable Proxy. Stockholder hereby agrees to timely deliver to Company a duly executed proxy in the form attached hereto as Annex A (the "Proxy"), such Proxy to cover the Shares and New Shares in respect of which Stockholder is entitled to vote at each meeting of the Stockholders of Parent (including, without limitation, each written consent in lieu of a meeting). In the event that Stockholder is unable to provide any such Proxy in a timely manner, Stockholder hereby grants Company a power of attorney to execute and deliver such Proxy for and on behalf of Stockholder, such power of attorney, which being coupled with an interest, shall survive any death, disability, bankruptcy, or any other such impediment of Stockholder. Upon the execution of this Agreement by Stockholder, Stockholder hereby revokes any and all prior proxies given by Stockholder with respect to the Shares and agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration.

   4. Additional Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to Company as follows:

   (a) Stockholder has full power and legal capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby; this Agreement has been duly and validly executed and delivered by Stockholder and constitutes the valid and binding obligation of

Stockholder, enforceable against Stockholder in accordance with its terms. Except as may be limited by (i) the effect of bankruptcy, insolvency, conservatorship, arrangement, moratorium or other laws affecting or relating to the rights of creditors generally, or (ii) the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law, the execution and delivery of this Agreement by Stockholder does not, and the performance of Stockholder's obligations hereunder will not, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right to terminate, amend, accelerate or cancel any right or obligation under, or result in the creation of any lien or encumbrance on any Shares or New Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or the Shares or New Shares are or will be bound or affected.

   (b) Stockholder undertakes and agrees to indemnify and hold harmless Parent, Company, and each of their respective current and future officers and directors (an "Indemnified Person") within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), from and against any and all claims, demands, actions, causes of action, losses, costs, damages, liabilities and expenses ("Claims") based upon, arising out of or resulting from any breach or nonfulfillment of any undertaking, covenant or agreement made herein by Stockholder, or caused by or attributable to Stockholder, or Stockholder's agents or employees, or representatives, brokers, dealers and/or underwriters insofar as they are acting on behalf of and in accordance with the instruction of or with the knowledge of Stockholder, in connection with or relating to any offer, sale, pledge, transfer or other disposition or encumbrance of any of the Parent Shares by or on behalf of Stockholder, which claim or claims result from any breach or nonfulfillment as set forth above. The indemnification set forth herein shall be in addition to any liability that Stockholder may otherwise have to the Indemnified Persons. Promptly after receiving definitive notice of any Claim in respect of which an Indemnified Person may seek indemnification under this Agreement, such Indemnified Person shall submit notice thereof to Stockholder. The omission by the Indemnified Person so to notify Stockholder of any such Claim shall not relieve Stockholder from any liability Stockholder may have hereunder except to the extent that (i) such liability was caused or increased by such omission, or (ii) the ability of Stockholder to reduce or defend against such liability was adversely affected by such omission. The omission of the Indemnified Person so to notify Stockholder of any such Claim shall not relieve Stockholder from any liability Stockholder may have otherwise than hereunder. The Indemnified Persons and Stockholder shall cooperate with and assist one another in the defense of any Claim and any action, suit or proceeding arising in connection therewith.

   (c) Stockholder shall take, or cause to be taken, all other actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all other things, reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Reorganization Agreement.

   (d) Until the Expiration, Stockholder shall not, and shall not authorize or permit any of its subsidiaries or affiliates (other than the Company), officers, directors and employees and any investment banker, attorney, accountant or other agent retained by Stockholder or them to, issue any press release or make any other public statement with respect to the Reorganization Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Reorganization Agreement or this Agreement without the prior written consent of Parent, except as may be required by applicable law.

   (e) Stockholder shall execute and deliver to Parent the Market Standoff Letter Agreement, substantially in the form attached hereto as Annex B.

   5. Enforcement of Transfer Restrictions. Stockholder understands and agrees that (i) Parent shall be entitled to affix an appropriate legend to any certificate representing Shares or New Shares reflecting the restrictions set forth in this Agreement; and (ii) if Stockholder attempts to transfer, vote or provide any other person with the authority to vote any of the Shares other than in compliance with this Agreement, Parent shall not, and Stockholder hereby irrevocably instructs Parent not to, permit any such transfer on its books and records, issue a new certificate representing any of the Shares or New Shares or record such vote unless and until Stockholder shall have complied with the terms of this Agreement.

   6. Additional Documents. Stockholder hereby covenants and agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of Company, to carry out the purpose and intent of this Agreement.

   7. Consent and Waiver. Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Transaction under the terms of any agreement to which Stockholder is a party or pursuant to any rights Stockholder may have.

   8. Termination. Sections 1, 2, and 3 hereof and the Proxy delivered in connection herewith shall terminate and shall have no further force or effect as of the Expiration.

   9. Miscellaneous.

   9.1 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, then the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   9.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the others. This Agreement is intended to bind Stockholder as a Stockholder of Parent only with respect to the specific matters set forth herein.

   9.3 Amendment and Modification. This Agreement may not be modified, amended, altered or supplemented except by the execution and delivery of a written agreement executed by the parties hereto.

   9.4 Specific Performance; Injunctive Relief. The parties hereto acknowledge that Company will be irreparably harmed and that there will be no adequate remedy at law for a violation of any of the covenants or agreements of Stockholder set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Company upon any such violation, Company shall have the right to enforce such covenants and agreements by specific performance, injunctive relief or by any other means available to Company at law or in equity and Stockholder hereby waives any and all defenses which could exist in its favor in connection with such enforcement and waives any requirement for the security or posting of any bond in connection with such enforcement.

   9.5 Notices. All notices, requests, demands or other communications that are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail, postage prepaid, or delivered to a reputable overnight courier for overnight delivery, postage prepaid, as follows:

   (a) If to Stockholder, at the address set forth below Stockholder's signature at the end hereof.

   (b) if to Parent, to:

     Digital Island, Inc.
     45 Fremont Street
     12th Floor
     San Francisco, CA 94111
     Attention: Ruann F. Ernst
     Facsimile No.: (415) 738-4141
     Telephone No.: (415) 738-4100

   with a copy to:

     Brobeck, Phleger & Harrison LLP
     2200 Geng Road
     Two Embarcadero Place
     Palo Alto, CA 94303
     Attention: Curtis L. Mo, Esq.

     with a copy to:

       Rod J. Howard, Esq.
       Facsimile No.: (650) 496-2715
       Telephone No.: (650) 424-0160

   (c) if to Company, to:

     Sandpiper Networks, Inc.
     125 Auburn Ct.
     Suite 210
     Westlake Village, CA 91362
     Attention: Leo S. Spiegel
     Facsimile No.: (805) 370-2101
     Telephone No.: (805) 370-2100

   with a copy to:

     Riordan & McKinzie LLP
     5743 Corsa Avenue
     Suite 116
     Westlake Village, CA 91362
     Attention: Larry Weeks, Esq.
     Facsimile No.: (818) 706-2956
     Telephone No.: (818) 706-1800

or to such other address as any party hereto or any Indemnified Person may designate for itself by notice given as herein provided.

   9.6 Governing Law. This Agreement shall be governed by, construed and enforced in accordance with the internal laws of the State of California, without regard to the conflicts of laws principle thereof.

   9.7 Entire Agreement. This Agreement and the Proxy contain the entire understanding of the parties in respect of the subject matter hereof, and supersede all prior negotiations and understandings between the parties with respect to such subject matter.

   9.8 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction or interpretation of this Agreement.

   9.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

   IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SANDPIPER NETWORKS, INC.

                                          STOCKHOLDER

By: _________________________________     By: _________________________________
Name: _______________________________     (Signature)

Title: ______________________________

                                          _____________________________________
                                          (Signature of Spouse)

                                          _____________________________________
                                          (Social Security / Tax I.D. No.)

                                          _____________________________________
                                          (Print Name of Stockholder)

                                          _____________________________________
                                          (Print Street Address)

                                          _____________________________________
                                          (Print City, State and Zip)

                                          _____________________________________
                                          (Print Telephone Number)

                                          _____________________________________
                                          (Social Security or Tax I.D. Number)

Total Number of Shares:

Common Stock: _______________________
State of Residence: _________________

                                                                         ANNEX A

            IRREVOCABLE PROXY TO VOTE STOCK OF DIGITAL ISLAND, INC.

   The undersigned stockholder of Digital Island, Inc., a Delaware corporation ("Parent"), hereby irrevocably (to the full extent permitted by the Delaware General Corporation Law) appoints the members of the Board of Directors of Sandpiper Networks, Inc., a California corporation ("Company"), and each of them, or any other designee of Company, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Parent that now are or hereafter may be beneficially owned by the undersigned or as to which, the undersigned holds or exercises, as an individual or in a representative capacity, through any contract, arrangement, relationship or otherwise, voting power, and any and all other shares or securities of Parent issued or issuable in respect thereof on or after the date hereof (collectively, the "Shares") in accordance with the terms of this Irrevocable Proxy. The Shares beneficially owned by the undersigned or as to which the undersigned holds or exercises voting power as of the date of this Irrevocable Proxy are listed on the final page of this Irrevocable Proxy. Upon the undersigned's execution of this Irrevocable Proxy, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration (as defined below).

   This Irrevocable Proxy is irrevocable (to the extent provided in the Delaware General Corporation Law), is coupled with an interest, including, but not limited to, that certain Voting Agreement dated as of even date herewith by and among Company, and the undersigned (the "Stockholder Agreement"), and is granted in consideration of Company entering into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement") by and among Parent, Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and Company, which Reorganization Agreement provides for the merger of Merger Sub with and into Company, the conversion of outstanding shares of Company capital stock into the right to receive Parent Common Stock (in accordance with the applicable exchange ratio), and for Company to become a wholly owned subsidiary of Parent (the "Merger"). As used herein, the term "Expiration" shall mean the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Reorganization Agreement, and (ii) the date of termination of the Reorganization Agreement.

   The attorneys and proxies named above, and each of them are hereby authorized and empowered by the undersigned, at any time prior to the Expiration, to act as the undersigned's attorney and proxy to vote the Shares, and to exercise all voting and other rights of the undersigned with respect to the Shares, at every annual, special or adjourned meeting of the stockholders of Parent in favor of approval of the issuance of the Parent Shares in the Transaction and in favor of any matter that could reasonably be expected to facilitate the Merger and the other transactions contemplated by the Reorganization Agreement, and against any proposal, plan or offer to acquire all or any substantial part of the business, assets or capital stock of Parent, whether by merger or other business combinations, purchase of stock or assets, tender offer or otherwise, or to liquidate Parent or otherwise distribute to the Stockholders of Parent all or any substantial part of the business, assets or capital stock of the Company (each, an "Acquisition Proposal") or transaction or occurrence which if publicly proposed and offered to the Parent and its Stockholders (or any of them) would be the subject of an Acquisition Proposal, or any amendment of the Parent's Certificate of Incorporation or Bylaws or other proposal, action or transaction involving the Parent or any of its subsidiaries, which amendment or other proposal, action or transaction would or could reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Merger or any of the other transactions contemplated by the Reorganization Agreement or to dilute in any material respect the benefits to Company of the Merger and the other transactions contemplated by the Reorganization Agreement, or change in any manner the voting rights of any class or shares of Parent Shares.

   The attorneys and proxies named above may not exercise this Irrevocable Proxy on any other matter except as provided above. The undersigned stockholder may vote the Shares on all other matters.

   All authority herein conferred shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

   This Irrevocable Proxy is coupled with an interest as aforesaid and is irrevocable.

  Dated: ____________________________     _____________________________________
                                          (Signature of Stockholder)

                                          _____________________________________
                                          (Print Name of Stockholder)

                                          Shares beneficially owned:

                                               shares of Company Common Stock

                                                                         ANNEX B

                        MARKET STANDOFF LETTER AGREEMENT

DIGITAL ISLAND, INC.
45 Fremont Street
12th Floor
San Francisco, CA 94111

Re: Proposed Merger of Digital Island, Inc. and Sandpiper Networks, Inc.

Ladies and Gentlemen:

   The undersigned understands that Sandpiper Networks, Inc., a California corporation ("Company") and Digital Island, Inc., a Delaware corporation ("Parent") have entered into an Agreement and Plan of Reorganization, dated as of October 24, 1999 (the "Reorganization Agreement"), pursuant to which Beach Acquisition Corp., a California corporation and a wholly owned subsidiary of Parent, will be merged with and into Company (the "Merger"). Capitalized terms not otherwise defined herein shall have the same meaning given to them in the Reorganization Agreement.

   In recognition of the benefit that the Merger will confer upon the undersigned as a securityholder, officer and/or director of Company and/or of Parent, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the undersigned agrees with Parent, that, from the Effective Time until the earliest to occur of (a) the sale by Parent of shares of its common stock ("Parent Common Stock") for its own account in a bona fide, firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, (b) July 15, 2000, (c) the effective date of a merger of Parent with or into another corporation in which fifty (50%) or more of the voting power of Parent is disposed of, or the sale of all or substantially all of the assets of Parent; or (d) such other date, and with such limitations, as may be approved by unanimous vote of the Board of Directors of Parent, the undersigned will not directly or indirectly (i) issue, offer to sell, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Parent Common Stock or any securities convertible into or exchangeable or exercisable for Parent Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or
(ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Parent Common Stock or any securities convertible into or exchangeable for the Parent Common Stock, whether any such swap transaction is to be settled by delivery of Parent Common Stock or other securities, in cash or otherwise.

   The foregoing paragraph shall not apply to (a) transactions by any person relating to shares of Parent Common Stock or other securities acquired in open market transactions after the Effective Time or (b) transfers of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock to a member of the undersigned's immediate family or to a trust of which the undersigned or an immediate family member is the beneficiary (either one a "Transferee") provided that upon any such transfer, the Transferee shall sign a letter substantially similar to this letter agreement.

   The undersigned agrees and consents to the entry of stop transfer instructions with Parent's transfer agent against the transfer of shares of Parent Common Stock held by the undersigned unless such transfer is made in compliance with this Agreement. The undersigned understands and agrees that Parent shall be entitled to affix an appropriate legend to any certificate representing shares of Parent Common Stock reflecting the restrictions set forth in this Agreement.

   This Agreement is irrevocable and may only be amended in writing if agreed to by the unanimous vote of the Board of Directors of Parent.

   The undersigned agrees that the provisions of this letter agreement shall be binding also upon the successors, assigns, heirs and personal representatives of the undersigned.

                                          Very truly yours,

Date: __________________________________  _____________________________________
                                          (Name of Entity or Individual--
                                           Please Print)

                                          _____________________________________
                                          (Signature)

                                          _____________________________________
                                          (Name of Person signing on behalf of
                                          Entity, if applicable--Please Print)

                                          _____________________________________
                                          (Title of Person signing on behalf
                                          of Entity, if applicable--Please
                                          Print)

                                          On behalf of:

                                                                       EXHIBIT G

                         FORM OF COMPANY LEGAL OPINION

                                         ,

Ladies and Gentlemen:

   We have acted as counsel for Sandpiper Networks, Inc., a California corporation ("Company"), in connection with the merger (the "Merger") of Beach Acquisition Corp., a California corporation ("Merger Sub") and a wholly owned subsidiary of Digital Island, Inc., a Delaware corporation ("Parent"), with and into Company pursuant to the Agreement and Plan of Reorganization dated as of October 24, 1999 (the "Reorganization Agreement"), among Parent, Merger Sub and Company. This opinion is rendered to you pursuant to Section 6.3(e) of the Reorganization Agreement. Capitalized terms used herein and not otherwise defined shall have the same meaning given to such terms in the Reorganization Agreement.

   [COMPANY COUNSEL TO PROVIDE STANDARD QUALIFICATION LANGUAGE]

   We are of the opinion that:

   1. Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has the corporate power and authority to own, operate and lease its properties and carry on its business as now conducted.

   2. The authorized capital stock of Company consists of 40,000,000 shares of
Common Stock, par value $.001 per share, of which [            ] shares of
Common Stock are issued and outstanding, and 13,697,640 shares of Preferred Stock , per value $.001 per share, of which 9,885,981 shares have been designated Series A Preferred Stock, all of which are issued and outstanding, and 3,811,659 shares have been designated Series B Preferred Stock, all of which are issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and nonassessable. On the date hereof,
[           ] shares of Common Stock are subject to issuance upon exercise of
outstanding options, and [        ] shares of Common Stock are subject to
issuance upon exercise of outstanding warrants.

   3. The Reorganization Agreement and the Escrow Agreement have been approved and adopted by the Board of Directors and the shareholders of Company; Company has full corporate power and authority to execute, deliver, and perform its obligations under the Reorganization Agreement and the Escrow Agreement; Company has taken all requisite corporate action to approve and adopt the Reorganization Agreement and the Escrow Agreement and to approve and to authorize the carrying out of the transactions contemplated thereunder; and each of the Reorganization Agreement and the Escrow Agreement has been duly executed and delivered by Company and constitute legal, valid and binding obligations of Company enforceable against Company in accordance with the terms thereof, except as such enforcement may be limited by (i) bankruptcy, insolvency, receivership or other similar laws affecting the rights of creditors generally, or (ii) general principles of equity, regardless of whether considered in a proceeding in law or equity.

   4. The execution and delivery of the Reorganization Agreement and the Escrow Agreement by Company, the performance by Company of its obligations thereunder and the consummation of the transactions contemplated by the Reorganization Agreement and the Escrow Agreement did not and will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit, or result in any other consequence, under (i) any provision of the certificate or articles of incorporation or bylaws or other charter or organizational documents, each as amended, of Company or any of its subsidiaries or (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any of its subsidiaries or any of their respective properties or assets, except in the case of clause (i) for any conflicts, violations, defaults or other occurrences that would not (A) individually or in the aggregate have a Material Adverse Effect on Company or any of its subsidiaries or (B) prevent or materially impair or delay the consummation of the Merger or the other transactions contemplated by the Reorganization Agreement.

   5. Except as set forth in the Company Disclosure Schedule, there is no consent, approval, authorization, order, registration, qualification or filing of or with any court or any regulatory authority or other Governmental Entity (either foreign or domestic) required by or with respect to Company in connection with the execution and delivery by Company of the Reorganization Agreement or the Escrow Agreement, the performance of Company's obligations thereunder or the consummation of the transactions contemplated thereby, that has not been obtained, except for (i) such consents, approvals, authorizations, registration or qualifications as may be required under state securities or Blue Sky laws in connection with the offer and sale of Parent Common Stock pursuant to the Merger; (ii) the filing of the Agreement of Merger with the Secretary of State of the State of California; (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended; and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Parent or its stockholders. Such opinion, however, shall be subject to the timely and proper completion of all filings and other actions contemplated above in this paragraph 5 where such filings and actions are to be undertaken on or after the date hereof.

   6. To our knowledge, no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation is pending or threatened to which Company or any of its assets or properties is a party which has had or could reasonably be expected to have a material adverse effect on the execution and delivery by Company of the Reorganization Agreement or the Escrow Agreement, or the ability of Company to perform its obligations thereunder or to consummate the transactions contemplated thereby.

   This opinion relates solely to the laws of the State of California, and applicable Federal laws of the United States, and we express no opinion with respect to the effect or applicability of the laws of other jurisdictions.

   The opinions expressed herein are solely for your benefit in connection with the above transactions and may not be relied upon in any manner or for any purpose by any other person.

                                          Sincerely,

                                                                       EXHIBIT H

                          FORM OF PARENT LEGAL OPINION

                                         ,

Ladies and Gentlemen:

   We have acted as counsel for Digital Island, Inc., a Delaware corporation ("Parent"), in connection with the merger (the "Merger") of Beach Acquisition Corp., a California corporation ("Merger Sub") and a wholly owned subsidiary of Digital Island, with and into Sandpiper Networks, Inc., a California corporation ("Company") pursuant to the Agreement and Plan of Reorganization dated as of October 24, 1999 (the "Reorganization Agreement"), among Parent, Merger Sub and Company. This opinion is rendered to you pursuant to Section 6.2 of the Reorganization Agreement. Capitalized terms used herein and not otherwise defined shall have the same meaning given to such terms in the Reorganization Agreement.

   [PARENT COUNSEL TO PROVIDE STANDARD QUALIFICATION LANGUAGE]

   We are of the opinion that:

   1. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted.

   2. Parent has full corporate power and authority to execute, deliver, and perform its obligations under the Reorganization Agreement and the Escrow Agreement; Parent has taken all requisite corporate action (including approval of its Board of Directors) to approve and adopt the Reorganization Agreement and the Escrow Agreement and to approve and to authorize the carrying out of the transactions contemplated thereunder; and each of the Reorganization Agreement and the Escrow Agreement has been duly executed and delivered by Parent and constitute legal, valid and binding obligations of Parent enforceable in accordance with the terms thereof; except as such enforcement may be limited by (i) bankruptcy, insolvency, receivership or other similar laws affecting the rights of creditors generally, or (ii) general principles of equity, regardless of whether considered in a proceeding in law or equity.

   3. The shares of Parent Common Stock to be delivered in exchange for shares of Company Common Stock are duly authorized and will, when issued as contemplated by the Reorganization Agreement, be validly issued, fully paid and non-assessable; a sufficient number of shares of Parent Common Stock have been duly authorized and validly reserved for issuance upon exercise of Company Options being assumed by Parent pursuant to the Reorganization Agreement, and such reserved shares, when issued in accordance with the terms of such options, will be validly issued, fully paid and nonassessable.

   4. The execution, delivery and performance of the Reorganization Agreement and the Escrow Agreement by Parent and the carrying out of the transactions contemplated by the Reorganization Agreement and the Escrow Agreement to be carried out by Parent did not and will not conflict with or constitute a violation under the charter documents of Parent.

   5. To our knowledge, no suit, action or legal, administrative, arbitration or other proceeding or governmental investigation is pending or threatened to which Parent or any of its assets or properties is a party which has had or could reasonably be expected to have a material adverse effect on the execution and delivery by Parent of the Reorganization Agreement, or the ability of Parent to perform its obligations thereunder or to consummate the transactions contemplated thereby.

   6. Except as set forth in the Parent Disclosure Schedule, there is no consent, approval, authorization, order, registration, qualification or filing of or with any court or any regulatory authority or other governmental body (either foreign or domestic) required by Parent or with respect to its assets or properties or otherwise for the consummation of the transactions contemplated by the Reorganization Agreement and the Agreement of Merger that has not been obtained, except for (i) such consents, approvals, authorizations, registration or qualifications as may be required under state securities or Blue Sky laws in connection with the offer and sale of Parent Common Stock pursuant to the Merger, (ii) acceptance for filing of the Agreement of Merger together with any appropriate tax clearance certificate by the California Secretary of State, (iii) such filings as may be required under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and (iv) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Company or its shareholders. Such opinion, however, shall be subject to the timely and proper completion of all filings and other actions contemplated above in this paragraph 6 where such filings and actions are to be undertaken on or after the date hereof.

   This opinion relates solely to the laws of the State of California, and applicable Federal laws of the United States, and we express no opinion with respect to the effect or applicability of the laws of other jurisdictions.

   The opinions expressed herein are solely for your benefit in connection with the above transactions and may not be relied upon in any manner or for any purpose by any other person.

                                          Sincerely,

                                                                         ANNEX B




                                Fairness Opinion

                          of Bear, Stearns & Co. Inc.

                                                                         ANNEX B

                          [LETTERHEAD OF BEAR STEARNS]

October 23, 1999

The Board of Directors
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, CA 94105

   Ladies and Gentlemen:

   We understand that Digital Island, Inc. ("Island") and Sandpiper Networks, Inc. ("Sandpiper") have proposed to enter into an Agreement and Plan of Reorganization (the "Agreement"), pursuant to which a newly-formed subsidiary of Island will be merged with and into Sandpiper (the "Merger"), and Sandpiper will continue as the surviving corporation in the Merger as a wholly-owned subsidiary of Island. We further understand that, pursuant to the Agreement, each outstanding share of common stock, par value $0.001 per share, of Sandpiper ("Sandpiper Common Stock") shall be exchanged for 1.0727 shares (the "Exchange Ratio") of common stock, par value $0.001 per share, of Island ("Island Common Stock"). In addition, options to purchase Sandpiper Common Stock shall be exchanged for options to purchase Island Common Stock subject to adjustment based on the Exchange Ratio.

   You have asked us to render our opinion as to whether the Exchange Ratio is fair, from a financial point of view, to the shareholders of Island.

   In the course of performing our review and analyses for rendering this opinion, we have:

  . reviewed a draft of the Agreement in substantially final form dated
    October 21, 1999;

  . reviewed Island's Form S-1 Registration Statement dated June 29, 1999 and its Quarterly Report on Form 10-Q for the period ended June 30, 1999;

  . reviewed Sandpiper's audited financial statements for the years ended
    December 31, 1998 and December 31, 1997 and interim unaudited statements through August 31, 1999;

  . reviewed a draft of a Form S-1 Registration Statement prepared by Sandpiper dated October 13, 1999;

  . reviewed certain operating and financial information relating to Sandpiper's business and prospects, including projections, prepared and provided to us by Island management (the "Sandpiper Projections");

  . reviewed certain estimates of cost savings and other combination benefits or synergies expected to result from the Merger, prepared and provided to us by Island management (the "Combination Benefits");

  . met with certain members of Sandpiper's senior management to discuss
    Sandpiper's business, operations, historical and projected financial results and future prospects;

  . reviewed certain operating and financial information relating to Island's business and prospects, including projections prepared and provided to us by Island management (the "Island Projections" and together with the Sandpiper Projections, the "Projections");

  . met with certain members of Island's senior management to discuss
    Island's business operations, historical and projected financial statements and future prospects;

  . reviewed the historical prices, valuation parameters and trading volumes of shares of Island Common Stock;

  . reviewed publicly available financial data, stock market performance data and valuation parameters of companies which we deemed generally comparable to Island and Sandpiper;

  . performed discounted cash flow analyses based on the Projections and the Combination Benefits furnished to us; and

  . conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

   We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information, including without limitation the Projections and Combination Benefits provided to us by Island. With respect to the Projections and Combination Benefits that could be achieved upon consummation of the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of Island as to the expected future performance of Island and Sandpiper, respectively. We have not assumed any responsibility for the independent verification of any such information or of the Projections and Combination Benefits provided to us, and we have further relied upon the assurances of the senior management of Island that they are unaware of any facts that would make the information provided to us incomplete or misleading.

   In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities of Island or Sandpiper, nor have we been furnished with any such appraisals. We have assumed that the Merger will qualify as a tax-free "reorganization" within the meaning of
Section 368(a) of the Internal Revenue Code. Our opinion is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof.

   We do not express any opinion as to the price or range of prices at which the shares of Island Common Stock may trade subsequent to the announcement of the Merger or as to the price or range of prices at which the shares of Island Common Stock may trade subsequent to the consummation of the Merger.

   We have acted as a financial advisor to Island in connection with the Merger and will receive a fee for such services, a portion of which is payable on delivery of this opinion and a portion of which is payable upon consummation of the Merger. Bear Stearns has been previously engaged by Island to provide certain investment banking and financial advisory services in connection with the initial public offering of Island Common Stock and received customary compensation. In the ordinary course of business, Bear Stearns may actively trade the equity and debt securities of Island for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

   It is understood that this letter is intended for the benefit and use of the Board of Directors of Island and does not constitute a recommendation to the Board of Directors of Island as to how to vote in connection with the Merger or to any holders of Island Common Stock as to how to vote on the issuance of new shares of Island Common Stock in connection with the Merger. This opinion does not address Island's underlying business decision to pursue the Merger. This letter is not to be used for any other purpose, or reproduced, disseminated, quoted to or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any registration statement filed with the Securities and Exchange Commission and any proxy statement, information statement or prospectus to be distributed to the holders of Island Common Stock and Sandpiper Common Stock in connection with the Merger.

   Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Island Common Stock.

                                          Very truly yours,

                                          BEAR, STEARNS & CO. INC.

                                          By: _________________________________
                                             Senior Managing Director

                                                                         ANNEX C




                               Dissenters' Rights

                                                                         ANNEX C

                         CHAPTER 13: DISSENTERS' RIGHTS

                          CALIFORNIA CORPORATIONS CODE
                               SECTION 1300-1312

(S)1300. Reorganization or short-form merger; dissenting shares; corporate purchase at fair market value; definitions

   (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

   (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

     (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
  (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

     (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
  (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that *** subparagraph (A) rather than *** subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

     (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

     (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

   (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

(S)1301. Notice to holders of dissenting shares in reorganizations; demand for purchase; time; contents

   (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

   (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

   (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

(S)1302. Submission of shares certificates for endorsement; uncertificated securities

   Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

(S)1303. Payment of agreed price with interest; agreement fixing fair market value; filing; time of payment

   (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

   (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

(S)1304. Action to determine whether shares are dissenting shares or fair market value; limitation; joinder; consolidation; determination of issues; appointment of appraisers

   (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

   (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

   (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

(S)1305. Report of appraisers; confirmation; determination by court; judgement; payment; appeal; costs

   (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

   (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

   (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

   (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

   (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of
Section 1301).

(S)1306. Prevention of immediate payment; status as creditors; interest

   To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

(S)1307. Dividends on dissenting shares

   Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

(S)1308. Rights of dissenting shareholders pending valuation; withdrawal of demand for payment

   Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

(S)1309. Termination of dissenting share and share holder status

   Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

   (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

   (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

   (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of
Section 1110 was mailed to the shareholder.

   (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

(S)1310. Suspension of rights to compensation or valuation proceedings; litigation of shareholders' approval

   If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

(S)1311. Exempt shares

   This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

(S)1312. Right of dissenting shareholder to attack, set aside or rescind merger or reorganization; restraining order or injunction; conditions.

   (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

   (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

   (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   The Registrant's certificate of incorporation provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the Registrant's directors shall not be personally liable to the Registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the Registrant. Under the DGCL, the directors have a fiduciary duty to the Registrant which is eliminated by this provision of the certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to the Registrant, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by the DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws. The Registrant has obtained liability insurance for its officers and directors.

   Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of the director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under
Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation or bylaws, any agreement, a vote of stockholders or otherwise. The Registrant's certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the DGCL and provides that the Registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative of investigative) by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

   At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Registrant's certificate of incorporation. The Registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Item 21. Exhibits and Financial Statement Schedules.

    (a) EXHIBITS

   The following is a list of exhibits filed as part of the Registration
Statement:

 Exhibit
 Number                             Description
 -------                            -----------                             ---
   2.1   Agreement and Plan of Reorganization dated as of October 24,
         1999, by and among the Registrant, Beach Acquisition Corp. and
         Sandpiper Networks, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement).
   3.1   Registrant's Amended and Restated Certificate of Incorporation.
   3.2   Registrant's Amended and Restated Bylaws.
   4.1   Reference is made to Exhibit 3.1
   4.2   Reference is made to Exhibit 3.2
   4.3   Specimen Stock Certificate
   4.4   Amended and Restated Investors' Rights Agreement, among the
         Registrant and the parties listed on the signature pages thereto dated February 19, 1999
   4.5   Amendment No. 1 to Amended and Restated Investors' Rights
         Agreement, dated April 9, 1999
   5.1   Opinion of Brobeck, Phleger & Harrison LLP regarding the
         legality of the securities being issued.
   8.1   Opinion of Riordan & McKinzie regarding certain tax matters.
  10.1   1997 Stock Option and Incentive Plan
  10.2   1998 Stock Option/Stock Issuance Plan
  10.3   1999 Stock Incentive Plan
  10.4   1999 Employee Stock Purchase Plan
  10.5   Form of Indemnification Agreement for Officers and Directors
  10.6   Employment Agreement between the Registrant and Ruann F. Ernst
  10.7   Employment Agreement between the Registrant and Allan Leinwand
  10.8   Employment Agreement between the Registrant and Timothy M.
         Wilson
  10.9   Employment Agreement between the Registrant and Paul Evenson
  10.10  Employment Agreement between the Registrant and Leo S. Spiegel
  10.11  Employment Agreement between the Registrant and Andrew Swart
  10.12  Employment Agreement between the Registrant and David Farber
  10.13  Lease between the Registrant and Bishop Street Associates, dated
         October 21, 1996, as amended to date
  10.14  Lease Agreement between the Registrant and Forty-Five Fremont
         Associates, dated May 5, 1999
  10.15  Note Secured by Stock Pledge Agreement by Ruann F. Ernst to
         Registrant, dated April 21, 1999
  21.1   Subsidiaries of Registrant
  23.1   Consent of Brobeck, Phleger & Harrison, included in Exhibit 5.1.
  23.2   Consent of Riordan & McKinzie, included in Exhibit 8.1.
  23.3   Consent of PricewaterhouseCoopers LLP.
  23.4   Consent of Ernst & Young.
  23.5   Consent of Bear, Stearns, and Co., Inc.
  24.1   Power of Attorney, included on the signature page of this
         Registration Statement.
  99.1   Form of Digital Island Proxy Card.
  99.2   Form of Sandpiper Proxy Card.

    (b) FINANCIAL STATEMENT SCHEDULES

     Schedule II--Valuation and Qualifying Accounts S-2

   Financial Statement Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

    (c) Opinion of Bear, Stearns & Co, Inc., attached as Annex B to this joint proxy statement/prospectus which is part of this registration statement.

Item 22. Undertakings

   The undersigned Registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

   (2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

   (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (5) That, prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

   (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of
Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

   (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request; and

   (8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in The City of San Francisco, State of California, on this 8th day of December 1999.

                                          Digital Island, Inc.

                                                    /s/ Ruann F. Ernst
                                          By:__________________________________
                                                      Ruann F. Ernst,
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   We, the undersigned directors and/or officers of Digital Island, Inc. (the "Company"), hereby severally constitute and appoint Ruann F. Ernst, Chief Executive Officer, and T.L. Thompson, Chief Financial Officer, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-4 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Company, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and purposes as each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement to be signed by the following persons in the capacities indicated on December 8, 1999:

              Signature                           Title                   Date
              ---------                           -----                   ----

          /s/ Ruann F. Ernst          Chief Executive Officer and   December 8, 1999
 ____________________________________  Director (Principal
            Ruann F. Ernst             Executive Officer)

          /s/ T.L. Thompson           Chief Financial Officer       December 8, 1999
 ____________________________________ (Principal Financial and
            T. L. Thompson            Accounting Officer)

           /s/ Charlie Bass           Director                      December 8, 1999
 ____________________________________
             Charlie Bass

        /s/ Christos Cotsakos         Director                      December 8, 1999
 ____________________________________
          Christos Cotsakos

              Signature                           Title                   Date
              ---------                           -----                   ----

        /s/ Marcelo A. Gumucio        Director                      December 8, 1999
 ____________________________________
          Marcelo A. Gumucio

         /s/ Cliff Higgerson          Director                      December 8, 1999
 ____________________________________
           Cliff Higgerson

           /s/ David Spreng           Director                      December 8, 1999
 ____________________________________
             David Spreng

         /s/ Shahan Soghikian         Director                      December 8, 1999
 ____________________________________
           Shahan Soghikian

       REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Stockholders of Digital Island, Inc.

   We have audited the financial statements of Digital Island, Inc. as of September 30, 1999 and 1998, and for each of the three years in the period ended September 30, 1999, and have issued our report thereon dated October 29, 1999. Our audits also included the financial statement schedule listed in Item 21(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information required to be included therein.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
October 29, 1999

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                              Digital Island, Inc.

                                  Balance at Charged to             Balance at
                                  Beginning   Cost and                End of
           Description            of Period   Expenses   Deductions   Period
           -----------            ---------- ----------- ---------- -----------
Year ended September 30, 1997:
    Deferred tax valuation
     allowance................... $   22,000 $ 2,121,000  $    --   $ 2,143,000
                                  ---------- -----------  --------  -----------
     Total....................... $   22,000 $ 2,121,000  $    --   $ 2,143,000
                                  ========== ===========  ========  ===========
Year ended September 30, 1998:
    Allowance for doubtful
     accounts.................... $      --  $   111,104  $ 56,104  $    55,000
    Deferred tax valuation
     allowance................... $2,143,000 $ 6,218,000  $    --   $ 8,361,000
                                  ---------- -----------  --------  -----------
     Total....................... $2,143,000 $ 6,329,104  $ 56,104  $ 8,416,000
                                  ========== ===========  ========  ===========
Year ended September 30, 1999:
    Allowance for doubtful
     accounts.................... $   55,000 $   471,602  $146,192  $   380,410
    Deferred tax valuation
     allowance................... $8,361,000 $17,705,000  $    --   $26,066,000
                                  ---------- -----------  --------  -----------
     Total....................... $8,416,000 $18,176,602  $146,192  $26,446,410
                                  ========== ===========  ========  ===========

                                 EXHIBIT INDEX

 Exhibit
 Number                             Description
 -------                            -----------                             ---
   2.1   Agreement and Plan of Reorganization dated as of October 24,
         1999, by and among the Registrant, Beach Acquisition Corp. and
         Sandpiper Networks, Inc. (attached as Annex A to the joint proxy statement/prospectus contained in this registration statement).
   3.1   Registrant's Amended and Restated Certificate of Incorporation.
   3.2   Registrant's Amended and Restated Bylaws.
   4.1   Reference is made to Exhibit 3.1
   4.2   Reference is made to Exhibit 3.2
   4.3   Specimen Stock Certificate
   4.4   Amended and Restated Investors' Rights Agreement, among the
         Registrant and the parties listed on the signature pages thereto dated February 19, 1999
   4.5   Amendment No. 1 to Amended and Restated Investors' Rights
         Agreement, dated April 9, 1999
   5.1   Opinion of Brobeck, Phleger & Harrison LLP regarding the
         legality of the securities being issued.
   8.1   Opinion of Riordan & McKinzie regarding certain tax matters.
  10.1   1997 Stock Option and Incentive Plan
  10.2   1998 Stock Option/Stock Issuance Plan
  10.3   1999 Stock Incentive Plan
  10.4   1999 Employee Stock Purchase Plan
  10.5   Form of Indemnification Agreement for Officers and Directors
  10.6   Employment Agreement between the Registrant and Ruann F. Ernst
  10.7   Employment Agreement between the Registrant and Allan Leinwand
  10.8   Employment Agreement between the Registrant and Timothy M.
         Wilson
  10.9   Employment Agreement between the Registrant and Paul Evenson
  10.10  Employment Agreement between the Registrant and Leo S. Spiegel
  10.11  Employment Agreement between the Registrant and Andrew Swart
  10.12  Employment Agreement between the Registrant and David Farber
  10.13  Lease between the Registrant and Bishop Street Associates, dated
         October 21, 1996, as amended to date
  10.14  Lease Agreement between the Registrant and Forty-Five Fremont
         Associates, dated May 5, 1999
  10.15  Note Secured by Stock Pledge Agreement by Ruann F. Ernst to
         Registrant, dated April 21, 1999
  21.1   Subsidiaries of Registrant
  23.1   Consent of Brobeck, Phleger & Harrison, included in Exhibit 5.1.
  23.2   Consent of Riordan & McKinzie, included in Exhibit 8.1.
  23.3   Consent of PricewaterhouseCoopers LLP.
  23.4   Consent of Ernst & Young.
  23.5   Consent of Bear, Stearns, and Co., Inc.
  24.1   Power of Attorney, included on the signature page of this
         Registration Statement.
  99.1   Form of Digital Island Proxy Card.
  99.2   Form of Sandpiper Proxy Card.
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